As confidentially submitted with the Securities and Exchange Commission on September 6, 2019

as Amendment No. 1 to the Confidential Submission, File No. 377-02757

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Beam Therapeutics Inc.

(Exact name of registrant as specified in its charter)

Delaware	2836	81-5238376
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

26 Landsdowne Street

Cambridge, MA 02139

857-327-8775

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John Evans

Chief Executive Officer

26 Landsdowne Street

Cambridge, MA 02139

857-327-8775

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Marc Rubenstein, Esq. Thomas J. Danielski, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199-3600 (617) 951-7000	Deanna Kirkpatrick, Esq. Yasin Keshvargar, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Common Stock, par value $0.0001 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of shares that the underwriters may purchase pursuant to an option to purchase additional shares.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated                     , 2019

Preliminary prospectus

            shares

Beam Therapeutics Inc.

Common stock

This is an initial public offering of shares of common stock of Beam Therapeutics Inc. We are selling                  shares of our common stock. The initial public offering price is expected to be between $        and $        per share.

We have applied for listing of our common stock on The Nasdaq Global Market under the symbol BEAM.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to Beam Therapeutics Inc., before expenses	$	$

(1)	See “Underwriting” for additional disclosure regarding underwriting compensation.

We have granted the underwriters an option for a period of 30 days to purchase up to             additional shares of common stock from us at the initial public offering price, less underwriting discounts and commissions.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                     , 2019.

Joint bookrunning managers

J.P. Morgan	Jefferies	Barclays

Lead manager

Wedbush PacGrow

                    , 2019.

Neither we nor the underwriters have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Through and including                     , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a

i

prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Trademarks

We use BEAM, REPAIR and RESCUE and other marks as trademarks in the United States and/or in other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Market and industry data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position and market opportunity, is based on our management’s estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. We believe that the information from these third-party publications, research, surveys and studies included in this prospectus is reliable. Management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

ii

Prospectus summary

This summary highlights information included elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read and consider this entire prospectus carefully, including the sections titled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making any investment decision. Unless the context otherwise requires, the terms “Beam,” “Beam Therapeutics,” the “Company,” “we,” “us” and “our” relate to Beam Therapeutics Inc., together with its consolidated subsidiaries.

Overview

We are a biotechnology company committed to creating a new class of precision genetic medicines based on our proprietary base editing technology, with a vision of providing life-long cures to patients suffering from serious diseases.

The most common class of genetic mutations are errors of a single base, known as point mutations. These point mutations represent approximately 58% of all the known genetic errors associated with disease. Other natural genetic variations of a single base among human populations, revealed by population-level genomic studies, are known to protect against disease. To maximize the impact of these genetic insights, the ability to alter the human genome at the foundational level of genetic information – a single base – is crucial.

In the last decade, the field of genetic medicine has reached an inflection point, with groundbreaking advances in gene therapy, cell therapy, oligonucleotides, and, more recently, gene editing. While these technologies represent dramatic advancements for genetic medicines, the ability to edit genes at the single base level has been elusive.

Our base editing platform

Existing gene editing technologies, such as clustered regulatory interspaced short palindromic repeats, or CRISPR, Zinc Fingers, Arcuses, and TAL Nucleases, operate by creating a targeted double-stranded break in the DNA, and then rely on cellular mechanisms to complete the editing process. Such approaches can be effective in the disruption of gene expression; however, they lack control of the editing outcome, have low efficiency of precise gene correction, and can result in unwanted DNA modifications.

Our proprietary base editing technology enables a potential new class of precision genetic medicines that targets a single base in the genome without making a double-stranded break in the DNA. This approach uses a chemical reaction designed to create precise, predictable and efficient genetic outcomes at the targeted sequence, which we believe will dramatically increase the impact of gene editing for a broad range of therapeutic applications. We believe we will be able to rapidly advance our portfolio of novel base editing programs by building on the significant recent advances in the field of genetic medicine.

Our novel base editors have two principal components that are fused together to form a single protein: (i) a CRISPR protein, bound to a guide RNA, that leverages the established DNA-targeting ability of CRISPR, but modified to not cause a double-stranded break, and (ii) a base editing enzyme, such as a deaminase, which carries out the desired chemical modification of the target DNA base.

If existing gene editing approaches are “scissors” for the genome, our base editors are “pencils,” erasing and rewriting one letter in the gene.

We believe the advantages of our base editing platform over existing approaches in gene editing and gene therapy include:

•	Highly precise and predictable gene editing, designed to make only one type of base edit at the desired target location

•	Highly efficient and therapeutically relevant levels of gene correction, which are generally unachievable by nuclease-based methods

•	Broad applicability in a wide range of cell types, including both dividing and non-dividing cells

•	Direct chemical modification of DNA with no requirement for delivery of the corrected DNA sequence

•	Avoidance of unwanted DNA modifications associated with double-stranded breaks, including gene disruptions, translocations, or deletions

•	Permanent editing of genes, creating the potential for a life-long therapeutic outcome

•	Preservation of natural regulation and a normal number of copies of the gene in the cell by modification of genes in their native genomic setting

•	Versatile and modular product engine that can target a different gene sequence with the same base editor and a different guide RNA

We believe the advantages of our base editing platform will enable diverse therapeutic applications. These include:

•	Gene correction to repair point mutations

•	Gene modification to edit in naturally-occurring single base variations within genes known to protect against or modify risk for a disease

•	Gene silencing and gene activation by altering the regulatory regions of genes

•	Multiplex editing of several genes simultaneously

Our Portfolio

To unlock the full potential of our base editing technology across a wide range of therapeutic applications, we are pursuing a comprehensive suite of clinically validated delivery modalities in parallel. For a given tissue type, we use the delivery modality with the most compelling biodistribution. Our programs are organized by delivery modality into three distinct pipelines: electroporation for efficient delivery to blood cells and immune cells ex vivo; lipid nanoparticles, or LNPs, for non-viral in vivo delivery to the liver and potentially other organs in the future; and adeno-associated viral vectors, or AAV, for viral delivery to the eye and central nervous system, or CNS. We believe our base editing programs are well-positioned to leverage the clinical, regulatory, and manufacturing advancements made to date across gene therapy, gene editing, and delivery modalities to accelerate progression to clinical trials and potential approval.

We believe a diversified portfolio across multiple delivery pipelines will maximize our ability to provide life-long therapies to patients over the broadest range of diseases possible. Our current portfolio includes the following 12 programs:

For the majority of our 12 programs, we have demonstrated base editing of cells in vitro at therapeutically relevant levels, which we believe has the potential to be disease-modifying for each disease. We have also successfully demonstrated feasibility of base editing with each of our three delivery modalities in relevant cell types for electroporation and AAV and in vivo in mice for LNP.

We expect to achieve preclinical proof-of-concept in vivo, which would include engraftment of ex vivo base edited human cells in mice or base editing with AAV or LNP in non-human primates, for multiple programs in 2020. If successful, this will allow us to initiate investigational new drug, or IND, enabling studies for multiple programs beginning in 2020, potentially leading to an initial wave of IND filings beginning in 2021.

Ex Vivo Electroporation for Hematology: Sickle Cell Disease and Beta-Thalassemia

Sickle cell disease, a severe inherited blood disease, is caused by a single point mutation in the beta globin gene at the sixth amino acid, or E6V mutation, affecting an estimated 100,000 individuals in the United States. Beta-thalassemia is another inherited blood disorder characterized by severe anemia caused by reduced production of functional hemoglobin due to insufficient expression of the beta globin protein, which affects an estimated 1:100,000 worldwide, including 1:10,000 individuals in Europe.

We are using base editing to pursue two complementary approaches to treating sickle cell disease and one to treat beta-thalassemia. Our first approach is to reproduce the effects of specific, naturally-occurring base changes in the regulatory elements of the gene for fetal hemoglobin, or HbF. High levels of HbF are known to confer disease protection in sickle cell or beta-thalassemia patients. By recreating the precise genetic variants which naturally occur in certain humans, we have demonstrated greater upregulation of HbF in preclinical studies than what has been demonstrated with other gene editing approaches, which we believe will result in superior clinical outcomes.

Our second base editing approach for sickle cell disease is a direct correction of the causative E6V mutation. By making a single base edit, we have demonstrated in cell lines the ability to create the naturally-occurring “Makassar” variant of hemoglobin, which has the same function as the wild-type variant and does not cause sickle cell disease. Distinct from other approaches, cells that are successfully edited in this way are fully corrected, no longer containing the sickle protein.

Ex Vivo Electroporation for Multiplex Editing: CAR-T Cell Therapies for T-ALL/AML

CAR-T cell therapy is a form of immunotherapy that harnesses the power of T cells to recognize and kill tumors. Autologous CAR-T therapies, generated using cells taken directly from the patient, have demonstrated dramatic efficacy in certain patients with relapsed or refractory hematologic cancers, but lack efficacy in solid tumors. However, these therapies have several limitations including lack of patient eligibility, delays in treatment, and unscalable and costly manufacturing processes. “Off-the-shelf” allogeneic therapies are manufactured from a healthy donor, but may be limited by graft-versus-host disease and host-versus-graft rejection in patients, requiring gene editing to address these challenges. Additional genetic modifications may further improve their therapeutic potential by enhancing persistence, preventing fratricide, addressing immunosuppressive environmental factors, and expanding the range of malignancies addressable by CAR-T therapy.

While nuclease-based editing can knock out multiple genes at the same time, doing so requires simultaneous double-stranded breaks across the genome, which magnifies the risk of chromosomal rearrangements and may impact cell viability. We have demonstrated in cell lines the ability of base editors to perform simultaneous multiplex editing with very high efficiencies and without any detectable chromosomal rearrangements. We intend to engineer allogeneic CAR-T products by multiplex editing T cells from healthy donors, endowing the CAR-T cells with a combination of features that may dramatically enhance their therapeutic potential. The initial indications that we plan to target with these product candidates are relapsed, refractory, pediatric T-cell Acute Lymphoblastic Leukemia, or T-ALL, and pediatric Acute Myeloid Leukemia, or AML. We believe the versatility of our base editing platform positions us to rapidly expand our portfolio of advanced cell therapies beyond the initial product candidates we may develop, with long-term potential for highly engineered allogeneic cell therapies in hematologic and solid tumors as well as other immune-driven disorders.

Non-Viral Delivery for Liver Diseases: Alpha-1 Antitrypsin Deficiency and Glycogen Storage Disorder 1a

Our lead programs in our LNP pipeline include making precise gene corrections for two severe genetic disorders:

Alpha-1 Antitrypsin Deficiency, or AATD, is a severe inherited genetic disorder that can cause progressive lung and liver disease. The most severe form of AATD arises when a patient has a point mutation in both copies of the SERPINA1 gene at amino acid 342 position (E342K, also known as “Z” allele). It is estimated that approximately 60,000 individuals in the United States have two copies of the Z allele. There are currently no curative treatments for patients with AATD. Our AATD base editing program has demonstrated in cell lines the ability to directly correct the E342K point mutation, potentially addressing both the lung and liver components of the disease.

Glycogen Storage Disease Type 1A, also known as Von Gierke disease, is an inborn disorder of glucose metabolism caused by mutations in the G6PC gene, which results in low blood glucose levels that can be fatal if patients do not adhere to a strict regimen of slow-release forms of glucose, administered every one to four hours (including overnight). There are no disease-modifying therapies available for patients with GSD1a. Our base editors have demonstrated in cell lines the ability to repair the two most prevalent mutations that cause the disease, R83C and Q347X, representing approximately 59% of all GSD1a patients.

Viral Delivery for Ocular and CNS Disorders: Stargardt Disease

Stargardt disease is an inherited disorder of the central region of the retina, causing progressive vision loss typically beginning in adolescence and ultimately leading to central and night vision blindness. The most prevalent mutation in the ABCA4 gene that leads to Stargardt disease is the G1961E point mutation, with approximately 5,500 individuals in the United States affected by this mutation. Our base editing approach, delivered through AAV viral vectors, has demonstrated in cell lines the ability to repair the G1961E point mutation.

We have also initiated exploratory efforts in a program targeting a disease of the central nervous system.

Our Strategy

Our goal is to become the leading company in precision genetic medicines by discovering, developing, manufacturing, and ultimately commercializing a new class of medicines through our proprietary base editing technology, with the vision of providing life-long cures to patients suffering from serious diseases. Key components of our strategy are as follows:

•	Build a highly innovative, fully integrated genetic medicines company

•	Advance “waves” of programs into clinical development through a highly efficient discovery and development engine

•	Access the broadest range of therapeutic areas by leveraging clinically validated delivery modalities

•	Reinforce our leadership position in base editing through strategic investment in our platform and new technologies

•	Further expand patient access to our medicines through innovative strategic partnerships with both established and emerging companies

•	Maintain a culture of innovation that captures the best of academic science and translational medicine

Since our founding in 2017, we have attracted a talented group of industry experts and scientists as part of a highly innovative organization of over 100 employees. We have developed and consolidated significant technology and intellectual property covering the elements of base editing, as well as additional gene editing technologies and delivery modalities, with exclusive licenses from Harvard University, The Broad Institute, Editas Medicine, and Bio Palette. In addition, we have raised approximately $224 million in capital from premier venture capital funds, healthcare-dedicated funds, major mutual funds, and other leading investors that share our vision to build a highly innovative, fully integrated genetic medicines company.

Risks associated with our business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include the following:

•

Base editing is a novel technology that is not yet clinically validated for human therapeutic use. The approaches we are taking to discover and develop novel therapeutics are unproven and may never lead to marketable products.

•	We have incurred significant losses since inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

•

We will need substantial additional funding. If we are unable to raise capital when needed, we would be forced to delay, reduce, or eliminate our research and product development programs or future commercialization efforts.

•	Our short operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

•

We may not be successful in our efforts to identify and develop potential product candidates. If these efforts are unsuccessful, we may never become a commercial stage company or generate any revenues.

•

We are very early in our development efforts. All of our product candidates are still in preclinical development or earlier stages and it will be many years before we or our collaborators commercialize a product candidate, if ever. If we are unable to advance our product candidates to clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

•

If any of the product candidates we may develop or the delivery modalities we rely on cause serious adverse events, undesirable side effects or unexpected characteristics, such events, side effects or characteristics could delay or prevent regulatory approval of the product candidates, limit the commercial potential, or result in significant negative consequences following any potential marketing approval.

•

We face significant competition in an environment of rapid technological change, and there is a possibility that our competitors may achieve regulatory approval before us or develop therapies that are safer or more advanced or effective than ours, which may harm our financial condition and our ability to successfully market or commercialize any product candidates we may develop.

•

We have not tested any of our proposed delivery modes and product candidates in clinical trials and any favorable preclinical results are not predictive of results that may be observed in clinical trials.

•	Adverse public perception of genetic medicines, and gene editing and base editing in particular, may negatively impact regulatory approval of, and/or demand for, our potential products.

•

The gene editing field is relatively new and is evolving rapidly. We are focusing our research and development efforts on gene editing using base editing technology, but other gene editing technologies may be discovered that provide significant advantages over base editing, which could materially harm our business.

•

Because base editing is novel and the regulatory landscape that will govern any product candidates we may develop is uncertain and may change, we cannot predict the time and cost of obtaining regulatory approval, if we receive it at all, for any product candidates we may develop.

•

Genetic medicines are novel, and any product candidates we develop may be complex and difficult to manufacture. We could experience delays in satisfying regulatory authorities or production problems that result in delays in our development or commercialization programs, limit the supply of our product candidates we may develop, or otherwise harm our business.

•

We contract with third parties for the manufacture of materials for our research programs and preclinical studies and expect to continue to do so for clinical trials and for commercialization of any product candidates that we may develop. This reliance on third parties increases the risk that we will not have sufficient quantities of such materials, product candidates, or any medicines that we may develop and commercialize, or that such supply will not be available to us at an acceptable cost, which could delay, prevent, or impair our development or commercialization efforts.

•

Because we are developing product candidates in the field of genetics medicines, a field that includes gene therapy and gene editing, in which there is little clinical experience, there is increased risk that the FDA, the EMA, or other regulatory authorities may not consider the endpoints of our clinical trials to provide clinically meaningful results and that these results may be difficult to analyze.

•

If we are unable to obtain and maintain patent protection for any product candidates we develop and for our technology, or if the scope of the patent protection obtained is not sufficiently broad, or if we or our licensors are unable to successfully defend our or our licensors’ patents against third-party challenges or enforce our or our licensors’ patents against third parties our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize any product candidates we may develop, and our technology may be adversely affected.

•	Our rights to develop and commercialize technology and product candidates are subject, in part, to the terms and conditions of licenses granted to us by others.

•

The intellectual property landscape around genome editing technology, including base editing, is highly dynamic, and third parties may initiate legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property rights, the outcome of which would be uncertain and may prevent, delay or otherwise interfere with our product discovery and development efforts.

•

Our owned and in-licensed patents and other intellectual property may be subject to priority disputes or inventorship disputes or we may be subject to claims that we have infringed, misappropriated or otherwise violated the intellectual property of a third party and similar proceedings. If we or our licensors are unsuccessful in any of these proceedings, we may be required to obtain licenses from third parties, which may not be available on commercially reasonable terms or at all, or to cease the development, manufacture, and commercialization of one or more of the product candidates we may develop, which could have a material adverse impact on our business.

The foregoing is only a summary of some of our risks. For a more detailed discussion of these and other risks you should consider before making an investment in our common stock, see “Risk Factors.”

Implications of being an emerging growth company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies, including reduced disclosure about our executive compensation arrangements, exemption from the requirements to hold non-binding advisory votes on executive compensation and golden parachute payments and exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company earlier if we have more than $1.07 billion in annual revenue, we have more than $700.0 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1.0 billion of non-convertible debt securities over a three-year period. For so long as we remain an emerging growth company, we are permitted, and intend, to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. We may choose to take advantage of some, but not all, of the available exemptions.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. Therefore, the reported results of operations contained in our consolidated financial statements may not be directly comparable to those of other public companies.

Our corporate information

We were incorporated in Delaware in January 2017. Our principal executive offices are located at 26 Landsdowne Street, 2nd Floor, Cambridge, MA 02139, and our telephone number is 857-327-8775. Our website is www.beamtx.com. Information contained on, or that can be accessed through, our website is not part of this prospectus.

The offering

Common stock offered by us	shares.

Common stock to be outstanding after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full).

Underwriters’ option to purchase additional shares of common stock from us	We have granted the underwriters an option to purchase up to an aggregate of additional shares of common stock from us at the initial public offering price, less the estimated underwriting discounts and commissions, for a period of 30 days after the date of this prospectus.

Use of proceeds	We estimate that our net proceeds from the sale of our common stock in this offering will be approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for continued research and development of our portfolio of base editing programs, including preclinical studies and IND-enabling studies and advancement through potential preclinical proof-of-concept of our three delivery modalities, IND-enabling studies and the potential initiation of clinical studies for certain of our current programs, continued advancement of our platform technology and discovery-stage research for other potential programs, and general corporate purposes. See “Use of Proceeds.”

Dividend policy	We do not anticipate declaring or paying any cash dividends on our capital stock in the foreseeable future. See “Dividend Policy.”

Risk factors	You should carefully read the “Risk Factors” section of this prospectus and the other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	BEAM

The share amounts listed here are based on shares outstanding as of June 30, 2019. These amounts exclude:

•

19,948,440 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2019 under our 2017 Stock Option and Grant Plan, or the 2017 Plan, at a weighted average exercise price of $0.75 per share;

•	9,106,065 shares of common stock available for future issuance as of June 30, 2019 under our 2017 Plan;

•	shares of common stock reserved for issuance under our 2019 Equity Incentive Plan, or the 2019 Plan, which will become effective in connection with this offering; and

•	shares of common stock reserved for issuance under our 2019 Employee Stock Purchase Plan, or the 2019 ESPP, which will become effective in connection with this offering.

Unless otherwise noted, the information in this prospectus assumes:

•	a 1-for- reverse stock split effected on , 2019;

•

the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 130,616,784 shares of common stock immediately prior to the closing of this offering;

•	no exercise of the outstanding stock options described above;

•	no issuance of warrants on or after June 30, 2019;

•	no exercise by the underwriters of their option to purchase additional shares; and

•	the filing and effectiveness of our restated articles of organization and the adoption of our amended and restated bylaws upon the closing of this offering.

Summary consolidated financial data

You should read the following summary consolidated financial data together with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The consolidated statement of operations data for the year ended December 31, 2018 and the period from January 25, 2017 (Inception) through December 31, 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2019 and 2018 and our consolidated balance sheet data as of June 30, 2019 have been derived from our unaudited financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial data. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Six months ended June 30,		Year ended December 31, 2018	Period from January 25, 2017 (Inception) through December 31, 2017
	2019	2018
	(in thousands, except share and per share data)
Consolidated Statement of Operations and Other Comprehensive Loss Data:
License revenue	$6	$—	$—	$—
Operating expenses:
Research and development	21,859	14,167	33,873	5,859
General and administrative	8,906	5,323	11,868	2,021

Total operating expenses	30,765	19,490	45,741	7,880

Loss from operations	(30,759)	(19,490)	(45,741)	(7,880)
Other income (expense):
Loss on issuance of preferred stock in connection with Blink Merger(1)	—	—	(49,500)	—
Loss on issuance of preferred stock to investors	—	(67)	(5,715)	—
Change in fair value of derivative liabilities	(2,000)	(515)	(11,749)	(500)
Change in fair value of preferred stock tranche liabilities	—	(321)	(4,325)	404
Other expense	(5)	—	—	(26)
Interest income	1,293	—	292	—

Total other income (expense)	(712)	(903)	(70,997)	(122)

Net loss	(31,471)	(20,393)	(116,738)	(8,002)
Unrealized gain on marketable securities	83	—	—	—

Comprehensive loss	$(31,388)	$(20,393)	$(116,738)	$(8,002)

Net loss per common share attributable to common stockholders, basic and diluted(2)	$(1.40)	$(3.62)	$(9.04)	$(8.36)

Weighted-average common shares used in net loss per share attributable to common stockholders, basic and diluted(2)	26,988,181	5,698,296	12,977,480	1,159,283

Pro forma net loss per common share attributable to common stockholders, basic and diluted(2)	$(0.20)		$(1.98)

Pro forma weighted-average common shares used in net loss per share attributable to common stockholders, basic and diluted(2)	155,954,401		58,084,949

	As of June 30, 2019
	Actual	Pro forma(4)	Pro forma, as adjusted	(5)(6)
	(in thousands)

Balance Sheet Data:
Cash, cash equivalents and marketable securities	$126,760	$126,760	$
Working capital(3)	114,079	114,079
Total assets	180,547	180,547
Redeemable convertible preferred stock	295,524	—
Total stockholders’ (deficit) equity	(151,873)	143,651

(1)	See Note 8 to our consolidated financial statements included elsewhere in this prospectus for a description of the Blink Merger.

(2)	See Note 12 to our consolidated financial statements and Note 13 to our unaudited interim financial statements included elsewhere in this prospectus for a description of the method used to calculated basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders.

(3)	We define working capital as current assets less current liabilities.

(4)	Pro forma to reflect the automatic conversion of all outstanding shares of our preferred stock into shares of common stock immediately prior to the closing of this offering.

(5)	The pro forma as adjusted balance sheet data reflects the pro forma adjustments described in (2) above and to give further effect to our issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(6)	The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents, and marketable securities, working capital, total assets and total stockholders’ deficit by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents, and marketable securities, working capital, total assets and total stockholders’ equity by $ million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the events or developments described below were to occur, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks related to our financial position and need for additional capital

We have incurred significant losses since inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

Since inception, we have incurred significant operating losses. Our net loss was $8.0 million for the period from January 25, 2017 (date of inception) to December 31, 2017 and $116.7 million for the year ended December 31, 2018 and $31.5 million and $20.4 million for the six months ended June 30, 2019 and 2018, respectively. As of June 30, 2019, we had an accumulated deficit of $156.2 million. We have financed our operations primarily through private placements of our preferred stock. We have devoted all of our efforts to research and development. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if and as we:

•	continue our current research programs and our preclinical development of product candidates from our current research programs;

•	seek to identify additional research programs and additional product candidates;

•	initiate preclinical testing and clinical trials for any product candidates we identify and develop;

•	maintain, expand, enforce, defend and protect our intellectual property portfolio and provide reimbursement of third-party expenses related to our patent portfolio;

•	seek marketing approvals for any of our product candidates that successfully complete clinical trials;

•	ultimately establish a sales, marketing, and distribution infrastructure to commercialize any medicines for which we may obtain marketing approval;

•	further develop our base editing platform;

•	hire additional research and development personnel;

•	hire clinical and commercial personnel;

•	add operational, financial, and management information systems and personnel, including personnel to support our product development;

•	acquire or in-license product candidates, intellectual property and technologies;

•	should we decided to do so, build and maintain a commercial-scale current Good Manufacturing Practices, or cGMP, manufacturing facility; and

•	operate as a public company.

We have not initiated clinical development of any product candidate and expect that it will be many years, if ever, before we have a product candidate ready for commercialization. To become and remain profitable, we must develop and, either directly or through collaborators, eventually commercialize a medicine or medicines with significant market potential. This will require us to be successful in a range of challenging activities, including identifying product candidates, completing preclinical testing and clinical trials of product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing, and selling those medicines for which we may obtain marketing approval, and satisfying any post-marketing requirements. We may never succeed in these activities and, even if we do, may never generate revenues that are significant or large enough to achieve profitability. We are currently only in the preclinical testing stages for all our research programs. Because of the numerous risks and uncertainties associated with developing base editing product candidates, we are unable to predict the extent of any future losses or when we will become profitable, if at all. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business, or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We will need substantial additional funding. If we are unable to raise capital when needed, we would be forced to delay, reduce, or eliminate our research and product development programs or future commercialization efforts.

We expect our expenses to increase in connection with our ongoing activities, particularly as we identify, continue the research and development of, initiate clinical trials of, and seek marketing approval for, product candidates. In addition, if we obtain marketing approval for any product candidates we may develop, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing, and distribution to the extent that such sales, marketing, manufacturing, and distribution are not the responsibility of a collaborator. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce, or eliminate our research and product development programs or future commercialization efforts.

As of June 30, 2019, our cash, cash equivalents, and marketable securities were $126.8 million. We estimate that the net proceeds of this offering will be approximately $            million, assuming an initial public offering price of $             per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We expect that the net proceeds from this offering, together with our existing cash, cash equivalents, and marketable securities, will enable us to fund our operating expenses and capital expenditure requirements for at least the next                months. However, our operating plan may change as a result of factors currently unknown to us, and we may need to seek funding sooner than planned. Our future capital requirements will depend on many factors, including:

•	the costs of continuing to build our base editing platform;

•	the costs of acquiring licenses for the delivery modalities that will be used with our product candidates we may develop;

•	the scope, progress, results, and costs of discovery, preclinical development, formulation development, and clinical trials for the product candidates we may develop;

•	the costs of preparing, filing, and prosecuting patent applications, maintaining and enforcing our intellectual property and proprietary rights, and defending intellectual property-related claims;

•	the costs, timing, and outcome of regulatory review of the product candidates we may develop;

•

the costs of future activities, including product sales, medical affairs, marketing, manufacturing, distribution, coverage and reimbursement for any product candidates we may develop for which we receive regulatory approval;

•	our ability to establish and maintain additional collaborations on favorable terms, if at all;

•	the success of any collaborations that we may establish and of our license agreements;

•	the achievement of milestones or occurrence of other developments that trigger payments under any additional collaboration agreements we obtain;

•	the extent to which we acquire or in-license product candidates, intellectual property and technologies; and

•	the costs of operating as a public company.

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive, and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, even if we successfully identify and develop product candidates and those are approved, we may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of medicines that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. We cannot be certain that additional funding will be available on acceptable terms, or at all. We have no committed source of additional capital and, if we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our product candidates or other research and development initiatives. Our license agreements and any future collaboration agreements may also be terminated if we are unable to meet the payment or other obligations under the agreements. We could be required to seek collaborators for product candidates we may develop at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to product candidates we may develop in markets where we otherwise would seek to pursue development or commercialization ourselves.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidate, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations. Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates we may develop.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances, and licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends, and possibly other restrictions.

If we raise funds through additional collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, or product candidates we may develop, or we may have to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our short operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are an early-stage company. We were founded and commenced operations in January 2017. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, acquiring and developing our platform and technology, identifying potential product candidates, and undertaking preclinical studies. All of our research programs are still in the preclinical or research stage of development, and their risk of failure is high. We have not yet demonstrated an ability to initiate or successfully complete any clinical trials, including large-scale, pivotal clinical trials, obtain marketing approvals, manufacture a commercial-scale medicine, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. Typically, it takes about 10 to 15 years to develop a new medicine from the time it is discovered to when it is available for treating patients. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

Our limited operating history, particularly in light of the rapidly evolving base editing and gene editing field, may make it difficult to evaluate our technology and industry and predict our future performance. Our very short history as an operating company makes any assessment of our future success or viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by very early stage companies in rapidly evolving fields. If we do not address these risks successfully, our business will suffer.

In addition, as a new business, we may encounter other unforeseen expenses, difficulties, complications, delays, and other known and unknown factors. We will need to transition from a company with a research focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We have never generated revenue from product sales and may never become profitable.

Our ability to generate revenue from product sales and achieve profitability depends on our ability, alone or with collaborative partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, product candidates we may identify for development. We do not anticipate generating revenues from product sales for the next several years, if ever. Our ability to generate future revenues from product sales depends heavily on our, or our collaborators’, ability to successfully:

•	identify product candidates and complete research and preclinical and clinical development of any product candidates we may identify;

•	seek and obtain regulatory and marketing approvals for any of our product candidates for which we complete clinical trials;

•

launch and commercialize any of our product candidates for which we obtain regulatory and marketing approval by establishing a sales force, marketing, and distribution infrastructure or, alternatively, collaborating with a commercialization partner;

•	qualify for adequate coverage and reimbursement by government and third-party payors for any of our product candidates for which we obtain regulatory and marketing approval;

•	develop, maintain, and enhance a sustainable, scalable, reproducible, and transferable manufacturing process for the product candidates we may develop;

•

establish and maintain supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products, and services to support clinical development and the market demand for any of our product candidates for which we obtain regulatory and marketing approval;

•	obtain market acceptance of any product candidates we may develop as viable treatment options;

•	address competing technological and market developments;

•	implement internal systems and infrastructure, as needed;

•	negotiate favorable terms in any collaboration, licensing, or other arrangements into which we may enter and performing our obligations in such collaborations;

•	maintain, protect, enforce, defend, and expand our portfolio of intellectual property rights, including patents, trade secrets, and know-how;

•	avoid and defend against third-party interference, infringement, and other intellectual property claims; and

•	attract, hire, and retain qualified personnel.

Even if one or more of the product candidates we may develop are approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, or other regulatory authorities to perform clinical and other studies in addition to those that we currently anticipate. Even if we are able to generate revenues from the sale of any approved product candidates, we may not become profitable and may need to obtain additional funding to continue operations.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company also could cause you to lose all or part of your investment.

Our future ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and we may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset a portion of future taxable income, if any, subject to expiration of such carryforwards in the case of carryforwards generated prior to 2018. Additionally, we continue to generate business tax credits, including research and development tax credits, which generally may be carried forward to offset a portion of future taxable income, if any, subject to expiration of such credit carryforwards. In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards, or NOLs, and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. Our prior equity offerings and other changes in our stock ownership may have resulted in such ownership changes. In addition, we may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside of our control. As a result, if we earn net taxable income, our ability to use our pre-change NOLs or other pre-change tax attributes to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. Additional limitations on our ability to utilize our NOLs to offset future taxable income may arise as a result of our corporate structure whereby NOLs generated by certain of our subsidiaries or controlled entities may not be available to offset taxable income earned by our subsidiaries or other controlled entities. In addition, under legislation commonly referred to as the Tax Cuts and Jobs Act of 2017, or the Tax Act, the amount of post-2017 NOLs that we are permitted to deduct in any taxable year is limited to 80% of our taxable income in such year. The Tax Act generally eliminates the ability to carry back any NOLs to prior taxable years, while allowing post-2017 unused NOLs to be carried forward indefinitely. There is a risk that due to changes under the Tax Act, regulatory changes, or other unforeseen reasons, our existing NOLs or business tax credits could expire or otherwise be unavailable to offset future income tax liabilities. At the state level, there may also be periods during which the use of NOLs or business tax credits is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs or tax credits, even if we attain profitability.

Comprehensive tax reform legislation could adversely affect our business and financial condition.

On December 22, 2017, the Tax Act was signed into law. The Tax Act, among other things, contains significant changes to corporate taxation, including (i) reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, (ii) limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), (iii) limitation of the deduction for NOLs to 80% of current year taxable income in respect of NOLs generated during or after 2018 and elimination of NOL carrybacks, (iv) immediate deductions for certain new investments instead of deductions for depreciation expense over time, and (v) modifying or repealing many business deductions and credits. Any federal NOL incurred in 2018 and in future years may now be carried forward indefinitely pursuant to the Tax Act. It is uncertain if and to what extent various states will conform to the newly enacted federal tax law. We will continue to examine the impact the Tax Act may have on our business.

Risks related to discovery, development, and commercialization

Base editing is a novel technology that is not yet clinically validated for human therapeutic use. The approaches we are taking to discover and develop novel therapeutics are unproven and may never lead to marketable products.

We are focused on developing potentially curative medicines utilizing base editing technology. Although there have been significant advances in the field of gene therapy, which typically involves introducing a copy of a gene into a patient’s cell, and gene editing in recent years, base editing technologies are new and largely unproven. The technologies that we have licensed and that we intend to develop and intend to license have not yet been clinically tested, nor are we aware of any clinical trials for safety or efficacy having been completed by third parties using our base editing or similar technologies. The scientific evidence to support the feasibility of developing product candidates based on these technologies is both preliminary and limited, and base editing and delivery modalities for it are novel. Successful development of product candidates by us will require solving a number of issues, including safely delivering a therapeutic into target cells within the human body or in an ex vivo setting, optimizing the efficiency and specificity of such product candidates, and ensuring the therapeutic selectivity of such product candidates. There can be no assurance we will be successful in solving any or all of these issues.

We have concentrated our research efforts to date on preclinical work to bring therapeutics to the clinic for our initial indications, and our future success is highly dependent on the successful development of base editing technologies, cellular delivery methods and therapeutic applications of that technology. While some of the existing gene editing technologies have progressed to clinical trials, they continue to suffer from various limitations, and such limitations may affect our future success. We may decide to alter or abandon our initial programs as new data become available and we gain experience in developing base editing therapeutics. We cannot be sure that our technologies will yield satisfactory products that are safe and effective, scalable or profitable in our initial indications or any other indication we pursue.

Development activities in the field of base editing are currently subject to a number of risks related to the ownership and use of certain intellectual property rights that are subject to patent interference proceedings in the United States and opposition proceedings in Europe. For additional information regarding the risks that may apply to our and our licensors’ intellectual property rights, see the section entitled “—Risks Related to Our Intellectual Property” appearing elsewhere in this prospectus for more information.

We may not be successful in our efforts to identify and develop potential product candidates. If these efforts are unsuccessful, we may never become a commercial stage company or generate any revenues.

The success of our business depends primarily upon our ability to identify, develop, and commercialize product candidates based on our gene editing platform. All of our product development programs are still in the research or preclinical stage of development. Our research programs may fail to identify potential product candidates for clinical development for a number of reasons. Our research methodology may be unsuccessful in identifying potential product candidates, our potential product candidates may be shown to have harmful side effects in preclinical in vitro experiments or animal model studies, they may not show promising signals of therapeutic effect in such experiments or studies or they may have other characteristics that may make the product candidates impractical to manufacture, unmarketable, or unlikely to receive marketing approval.

In addition, although we believe base editing will position us to rapidly expand our portfolio of product candidates beyond our current product candidates we may develop after only minimal changes to the product candidate construct, we have not yet successfully developed any product candidate and our ability to expand our portfolio may never materialize.

If any of these events occur, we may be forced to abandon our research or development efforts for a program or programs, which would have a material adverse effect on our business, financial condition, results of operations, and prospects. Research programs to identify new product candidates require substantial technical, financial, and human resources. We may focus our efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful, which would be costly and time-consuming.

The gene editing field is relatively new and is evolving rapidly. We are focusing our research and development efforts on gene editing using base editing technology, but other gene editing technologies may be discovered that provide significant advantages over base editing, which could materially harm our business.

To date, we have focused our efforts on gene editing technologies using base editing. Other companies have previously undertaken research and development of gene editing technologies using zinc finger nucleases, engineered meganucleases, and transcription activator-like effector nucleases, or TALENs, but to date none has obtained marketing approval for a product candidate. There can be no certainty that base editing technology will lead to the development of genetic medicines or that other gene editing technologies will not be considered better or more attractive for the development of medicines. For example, Feng Zhang’s group at the Massachusetts Institute of Technology and The Broad Institute and, separately, Samuel Sternberg’s group at Columbia University recently announced the discovery of the use of transposons, or “jumping genes.” Transposons can insert themselves into different places in the genome and can be programmed to carry specific DNA sequences to specific sites, without the need for making double-stranded breaks in DNA. Similarly, another new gene editing technology that has not been discovered yet may be determined to be more attractive than base editing. Moreover, if we decide to develop gene editing technologies other than those involving base editing, we cannot be certain we will be able to obtain rights to such technologies. Although all of our founders who currently provide consulting and advisory services to us in the area of base editing technologies have assignment of inventions obligations to us with respect to the services they perform for us, these assignment of inventions obligations are subject to limitations and do not extend to their work in other fields or to the intellectual property arising from their employment with their respective academic and research institutions. To obtain intellectual property rights assigned by these founders to such institutions, we would need to enter into license agreements with such institutions. Any of these factors could reduce or eliminate our commercial opportunity, and could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We are very early in our development efforts. All of our product candidates are still in preclinical development or earlier stages and it will be many years before we or our collaborators commercialize a product candidate, if ever. If we are unable to advance our product candidates to clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

We are very early in our development efforts and have focused our research and development efforts to date on base editing technology, identifying our initial targeted disease indications and our initial product candidates. We have not yet achieved preclinical proof of concept in vivo and there is no guarantee that we will achieve it. Our future success depends heavily on the successful development of our base editing product candidates. Currently, all of our product candidates are in preclinical development or in discovery. We have invested substantially all of our efforts and financial resources in building our base editing platform, and the identification and preclinical development of our current product candidates. Our ability to generate product revenue, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of our product candidates, which may never occur. We currently generate no revenue from sales of any product and we may never be able to develop or commercialize a marketable product.

Commencing clinical trials in the United States is also subject to acceptance by the FDA of our Investigational New Drug application, or IND, and finalizing the trial design based on discussions with the FDA and other regulatory authorities. In the event that the FDA requires us to complete additional preclinical studies or we are required to satisfy other FDA requests, the start of our first clinical trials may be delayed. Even after we receive and incorporate guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree that we have satisfied their requirements to commence our clinical trial or change their position on the acceptability of our trial design or the clinical endpoints selected, which may require us to complete additional preclinical studies or clinical trials or impose stricter approval conditions than we currently expect. There are equivalent processes and risks applicable to clinical trial applications in other countries, including in Europe.

Commercialization of our product candidates we may develop will require additional preclinical and clinical development; regulatory and marketing approval in multiple jurisdictions, including by the FDA and the EMA; obtaining manufacturing supply, capacity and expertise; building of a commercial organization; and significant marketing efforts. The success of product candidates we may identify and develop will depend on many factors, including the following:

•	sufficiency of our financial and other resources to complete the necessary preclinical studies, IND-enabling studies, and clinical trials;

•	successful enrollment in, and completion of, clinical trials;

•	receipt of marketing approvals from applicable regulatory authorities;

•	establishment of arrangements with third-party manufacturers for clinical supply and commercial manufacturing and, where applicable, commercial manufacturing capabilities;

•	successful development of our internal manufacturing processes and transfer to larger-scale facilities operated by either a contract manufacturing organization, or CMO, or by us;

•	obtaining and maintaining patent, trade secret, and other intellectual property protection and non-patent exclusivity for our medicines;

•	launching commercial sales of the medicines, if and when approved, whether alone or in collaboration with others;

•	acceptance of the products, if and when approved, by patients, the medical community, and third-party payors;

•	effectively competing with other therapies and treatment options;

•	a continued acceptable safety profile of the medicines following approval;

•	enforcing and defending intellectual property and proprietary rights and claims; and

•	supplying the product at a price that is acceptable to the pricing or reimbursement authorities in different countries.

If we do not successfully achieve one or more of these activities in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize any product candidates we may develop, which would materially harm our business. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations.

If any of the product candidates we may develop, or the delivery modes we rely on to administer them, cause serious adverse events, undesirable side effects, or unexpected characteristics, such events, side effects or characteristics could delay or prevent regulatory approval of the product candidates, limit the commercial potential, or result in significant negative consequences following any potential marketing approval.

We have not evaluated any product candidates in human clinical trials. Moreover, there have been only a limited number of clinical trials involving the use of gene editing technologies and none involving base editing technology similar to our technology. It is impossible to predict when or if any product candidates we may develop will prove safe in humans. In the genetic medicine field, there have been several significant adverse events from gene therapy treatments in the past, including reported cases of leukemia and death. There can be no assurance that base editing technologies will not cause undesirable side effects, as improper editing of a patient’s DNA could lead to lymphoma, leukemia, or other cancers, or other aberrantly functioning cells.

A significant risk in any base editing product candidate is that “off-target” edits may occur, which could cause serious adverse events, undesirable side effects or unexpected characteristics. For example, Erwei Zuo et al.

reported that cytosine base editors generated substantial off-target edits, that is, edits in unintended locations on the DNA, when tested in mouse embryos. Such unintended edits are referred to as “spurious deamination.” We cannot be certain that off-target editing will not occur in any of our planned or future clinical studies, and the lack of observed side effects in preclinical studies does not guarantee that such side effects will not occur in human clinical studies. There is also the potential risk of delayed adverse events following exposure to base editing therapy due to the permanence of edits to DNA or due to other components of product candidates used to carry the genetic material. Further, because base editing makes a permanent change, the therapy cannot be withdrawn, even after a side effect is observed. In addition, Rees et al. and Grunewald et al. have reported that the deaminases we currently use in our C base editors and our A base editors for use in DNA base editing also cause unintended mutations in RNA for as long as the editor is present in the cell.

Although we and others have demonstrated the ability to engineer base editors to improve the specificity of their edits in a laboratory setting, we cannot be sure that our engineering efforts will be effective in any product candidates that we may develop. For example, we might not be able to engineer an editor to make the desired change or a by-stander edit could diminish the effectiveness of an edit that we make.

In certain of our programs, we plan to use lipid nanoparticles, or LNPs to deliver our base editors. LNPs have been shown to induce oxidative stress in the liver at certain doses, as well as initiate systemic inflammatory responses that can be fatal in some cases. While we aim to continue to optimize our LNPs, there can be no assurance that our LNPs will not have undesired effects. Our LNPs could contribute, in whole or in part, to one or more of the following: immune reactions, infusion reactions, complement reactions, opsonation reactions, antibody reactions including IgA, IgM, IgE or IgG or some combination thereof, or reactions to the PEG from some lipids or PEG otherwise associated with the LNP. Certain aspects of our investigational medicines may induce immune reactions from either the mRNA or the lipid as well as adverse reactions within liver pathways or degradation of the mRNA or the LNP, any of which could lead to significant adverse events in one or more of our future clinical trials. Many of these types of side effects have been seen for legacy LNPs. There may be uncertainty as to the underlying cause of any such adverse event, which would make it difficult to accurately predict side effects in future clinical trials and would result in significant delays in our programs.

Our viral vectors including AAV or lentiviruses, which are relatively new approaches used for disease treatment, also have known side effects, and for which additional risks could develop in the future. In past clinical trials that were conducted by others with non-AAV vectors, several significant side effects were caused by gene therapy treatments, including reported cases of leukemia and death. Other potential side effects could include an immunologic reaction and insertional oncogenesis, which is the process whereby the insertion of a functional gene near a gene that is important in cell growth or division results in uncontrolled cell division, which could potentially enhance the risk of malignant transformation. If the vectors we use demonstrate a similar side effect, or other adverse events, we may be required to halt or delay further clinical development of any potential product candidates. Furthermore, the FDA has stated that lentiviral vectors possess characteristics that may pose high risks of delayed adverse events. Such delayed adverse events may occur in other viral vectors, including AAV vectors, at a lower rate.

In addition to side effects and adverse events caused by our product candidates, the conditioning, administration process or related procedures which may be used in our electroporation pipeline also can cause adverse side effects and adverse events. A gene therapy patient is generally administered cytotoxic drugs to remove stem cells from the bone marrow to create sufficient space in the bone marrow for the modified stem cells to engraft and produce new cells. This procedure compromises the patient’s immune system. If in the future we are unable to demonstrate that such adverse events were caused by the conditioning regimens used, or administration process or related procedure, the FDA, the European Commission, EMA or other regulatory authorities could order us to cease further development of, or deny approval of, our product candidates for any or all target indications. Even if we are able to demonstrate that adverse events are not related to the drug product or the administration of such drug product, such occurrences could affect patient recruitment, the ability of enrolled patients to complete the clinical trial, or the commercial viability of any product candidates that obtain regulatory approval.

If any product candidates we develop are associated with serious adverse events, undesirable side effects, or unexpected characteristics, we may need to abandon their development or limit development to certain uses or subpopulations in which the serious adverse events, undesirable side effects or other characteristics are less prevalent, less severe, or more acceptable from a risk-benefit perspective, any of which would have a material adverse effect on our business, financial condition, results of operations, and prospects. Many product candidates that initially showed promise in early stage testing for treating cancer or other diseases have later been found to cause side effects that prevented further clinical development of the product candidates.

If in the future we are unable to demonstrate that any of the above adverse events were caused by factors other than our product candidate, the FDA, the EMA or other regulatory authorities could order us to cease further development of, or deny approval of, any product candidates we are able to develop for any or all targeted indications. Even if we are able to demonstrate that all future serious adverse events are not product-related, such occurrences could affect patient recruitment or the ability of enrolled patients to complete the trial. Moreover, if we elect, or are required, to delay, suspend or terminate any clinical trial of any product candidate we may develop, the commercial prospects of such product candidates may be harmed and our ability to generate product revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our ability to identify and develop product candidates, and may harm our business, financial condition, result of operations, and prospects significantly.

Additionally, if we successfully develop a product candidate and it receives marketing approval, the FDA could require us to adopt a Risk Evaluation and Mitigation Strategy, or REMS, to ensure that the benefits of treatment with such product candidate outweighs the risks for each potential patient, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients, a communication plan to health care practitioners, extensive patient monitoring, or distribution systems and processes that are highly controlled, restrictive, and more costly than what is typical for the industry. Furthermore, if we or others later identify undesirable side effects caused by any product candidate that we develop, several potentially significant negative consequences could result, including:

•	regulatory authorities may suspend or withdraw approvals of such product candidate;

•	regulatory authorities may require additional warnings on the label or limit the approved use of such product candidate;

•	we may be required to conduct additional clinical trials;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of any product candidates we may identify and develop and could have a material adverse effect on our business, financial condition, results of operations, and prospectus.

We have not tested any of our proposed delivery modalities and product candidates in clinical trials and any favorable preclinical results are not predictive of results that may be observed in clinical trials.

We have not tested any of our proposed delivery modalities in clinical trials. For example, we intend to use novel split intein technology for AAV gene therapy that allows us to deliver the base editor and guide RNA construct by co-infection with two viruses, where each virus contains one half of the editor. The scientific evidence to support the feasibility of developing product candidates based on this technology is both preliminary and limited. We also intend to use LNPs to deliver some of our base editors. While LNPs have been used to deliver smaller molecules, such as RNAi, they have not been clinically proven to deliver larger RNA molecules, such as the ones we intend to use for our base editors. Furthermore, as with many AAV-mediated gene therapy approaches, certain patients’ immune systems might prohibit the successful delivery, thereby potentially limiting treatment outcomes of these patients. Even if initial clinical trials in any of our product candidates we may develop are successful, these product candidates we may develop may fail to show the desired safety and efficacy in later stages of clinical development despite having successfully advanced through preclinical studies and initial clinical trials.

There is a high failure rate for drugs and biologics proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later stage clinical trials even after achieving promising results in earlier stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit, or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

Any such adverse events may cause us to delay, limit, or terminate planned clinical trials, any of which would have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, the results of preclinical studies may not be predictive of the results of later-stage preclinical studies or clinical trials. To date, we have not generated preclinical or clinical trial results. If we generate preclinical results, such results will not ensure that later preclinical studies or clinical trials will demonstrate similar results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their product candidates.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications among many potential options. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable medicines. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing, or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. Any such event could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Even if we complete the necessary clinical trials, we cannot predict when, or if, we will obtain regulatory approval to commercialize a product candidate we may develop in the United States or any other jurisdiction, and any such approval may be for a more narrow indication than we seek.

We cannot commercialize a product candidate until the appropriate regulatory authorities have reviewed and approved the product candidate. Even if any product candidates we may develop meet their safety and efficacy endpoints in clinical trials, the regulatory authorities may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory authority policy during the period of product development, clinical trials, and the review process.

Regulatory authorities also may approve a product candidate for more limited indications than requested or they may impose significant limitations in the form of narrow indications, warnings or a REMS. These regulatory authorities may require labeling that includes precautions or contra-indications with respect to conditions of use, or they may grant approval subject to the performance of costly post-marketing clinical trials. In addition, regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of any product candidates we may develop. Any of the foregoing scenarios could materially harm the commercial prospects for any product candidates we may develop and materially adversely affect our business, financial condition, results of operations, and prospects.

Marketing approval by the FDA in the United States, if obtained, does not ensure approval by regulatory authorities in other countries or jurisdictions. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Approval processes vary among countries and can involve additional product candidate testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and costs for us and require additional preclinical studies or clinical trials which could be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our product candidates we may develop in those countries. The foreign regulatory approval process involves all of the risks associated with FDA approval. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our product candidates will be unrealized.

Even if any product candidates we may develop receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, healthcare payors, and others in the medical community necessary for commercial success.

The commercial success of any of our product candidates we may develop will depend upon its degree of market acceptance by physicians, patients, third-party payors, and others in the medical community. Ethical, social, and legal concerns about genetic medicines generally and base editing technologies specifically could result in additional regulations restricting or prohibiting the marketing of our product candidates we may develop. Even if any product candidates we may develop receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors, and others in the medical community. The degree of market acceptance of any product candidates we may develop, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and safety of such product candidates as demonstrated in clinical trials;

•	the potential and perceived advantages compared to alternative treatments;

•	the limitation to our targeted patient population and limitations or warnings contained in approved labeling by the FDA or other regulatory authorities;

•	the ability to offer our medicines for sale at competitive prices;

•	convenience and ease of administration compared to alternative treatments;

•	the clinical indications for which the product candidate is approved by the FDA, the EMA, or other regulatory agencies;

•	public attitudes regarding genetic medicine generally and gene editing and base editing technologies specifically;

•

the willingness of the target patient population to try novel therapies and of physicians to prescribe these therapies, as well as their willingness to accept a therapeutic intervention that involves the editing of the patient’s gene;

•	product labeling or product insert requirements of the FDA, the EMA, or other regulatory authorities, including any limitations or warnings contained in a product’s approved labeling;

•	relative convenience and ease of administration;

•	the timing of market introduction of competitive products;

•	publicity concerning our products or competing products and treatments;

•	the strength of marketing and distribution support;

•	sufficient third-party coverage or reimbursement; and

•	the prevalence and severity of any side effects.

Even if any of our product candidates we may develop are approved, such products may not achieve an adequate level of acceptance, we may not generate significant product revenues, and we may not become profitable.

If, in the future, we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any product candidates we may develop, we may not be successful in commercializing those product candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have limited experience in the sale, marketing, or distribution of pharmaceutical products. To achieve commercial success for any approved medicine for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization or outsource these functions to third parties. In the future, we may choose to build a focused sales, marketing, and commercial support infrastructure to sell, or participate in sales activities with our collaborators for, some of our product candidates we may develop if and when they are approved.

There are risks involved with both establishing our own commercial capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force or reimbursement specialists is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing and other commercialization capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our commercialization personnel.

Factors that may inhibit our efforts to commercialize our product candidates we may develop on our own include:

•	our inability to recruit and retain adequate numbers of effective sales, marketing, reimbursement, customer service, medical affairs, and other support personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future medicines;

•	the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement, and other acceptance by payors;

•	restricted or closed distribution channels that make it difficult to distribute our product candidates we may develop to segments of the patient population;

•	the lack of complementary medicines to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent commercialization organization.

If we enter into arrangements with third parties to perform sales, marketing, commercial support, and distribution services, our product revenues or the profitability of these product revenues to us may be lower than if we were to market and sell any medicines we may develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to commercialize our product candidates we may develop or may be unable to do so on terms that are favorable to us. We may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our medicines effectively. If we do not establish commercialization capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates we may develop.

We face significant competition in an environment of rapid technological change, and there is a possibility that our competitors may achieve regulatory approval before us or develop therapies that are safer or more advanced or effective than ours, which may harm our financial condition and our ability to successfully market or commercialize any product candidates we may develop.

The development and commercialization of new drug products is highly competitive. Moreover, the base editing field is characterized by rapidly changing technologies, significant competition, and a strong emphasis on intellectual property. We will face competition with respect to any product candidates that we may seek to develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies, and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization.

There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which we have research programs. Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches.

There are several other companies utilizing CRISPR/Cas9 nuclease technology, including Caribou Biosciences, Editas Medicine, CRISPR Therapeutics, and Intellia Therapeutics. Several additional companies utilize other nuclease-based genome editing technologies, including Zinc Fingers, Arcuses, and TAL Nucleases, which includes Sangamo Biosciences, Precision BioSciences and bluebird bio. In addition, we face competition from companies utilizing gene therapy, oligonucleotides, and CAR-T therapeutic approaches.

Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future that are approved to treat the same diseases for which we may obtain approval for our product candidates we may develop. This may include other types of therapies, such as small molecule, antibody, and/or protein therapies.

Many of our current or potential competitors, either alone or with their collaboration partners, may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology, and gene therapy industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize product candidates that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any product candidates that we may develop or that would render any product candidates that we may develop obsolete or non-competitive. Our competitors also may obtain FDA or other regulatory approval for their product candidates more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, technologies developed by our competitors may render our potential product candidates uneconomical or obsolete, and we may not be successful in marketing any product candidates we may develop against competitors.

In addition, as a result of the expiration or successful challenge of our patent rights, we could face more litigation with respect to the validity and/or scope of patents relating to our competitors’ products. The availability of our competitors’ products could limit the demand, and the price we are able to charge, for any product candidates that we may develop and commercialize.

Adverse public perception of genetic medicines, and gene editing and base editing in particular, may negatively impact regulatory approval of, and/or demand for, our potential products.

Our potential therapeutic products involve editing the human genome. The clinical and commercial success of our potential products will depend in part on public understanding and acceptance of the use of gene editing therapy for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene editing is unsafe, unethical, or immoral, and, consequently, our product candidates may not gain the acceptance of the public or the medical community. For example, a public backlash developed against gene therapy following the death of a patient in 1999 during a gene therapy clinical trial. The death of the clinical trial subject was due to complications related to AAV vector administration. Adverse public attitudes may adversely impact our ability to enroll clinical trials. Moreover, our success will depend upon physicians prescribing, and their patients being willing to receive, treatments that involve the use of product candidates we may develop in lieu of, or in addition to, existing treatments with which they are already familiar and for which greater clinical data may be available.

In addition, gene editing technology is subject to public debate and heightened regulatory scrutiny due to ethical concerns relating to the application of gene editing technology to human embryos or the human germline. For example, academic scientists in several countries, including the United States, have reported on their attempts to edit the gene of human embryos as part of basic research. In addition, in November 2018, Dr. Jiankui He, a Chinese biophysics researcher who was an associate professor in the Department of Biology of the Southern University of Science and Technology in Shenzhen, China, reportedly claimed he had created the first human genetically edited babies, twin girls. This claim, and another that Dr. He had helped create a second gene-edited pregnancy, was subsequently confirmed by Chinese authorities and was negatively received by the public, in particular those in the scientific community. In the wake of the claim, the World Health Organization established a new advisory committee to create global governance and oversight standards for human gene editing.

Regulation of gene editing technology varies across jurisdictions. In the United States, germline editing for clinical application has been expressly prohibited since enactment of a December 2015 FDA ban on such activity. Prohibitions are also in place in the United Kingdom, across most of Europe, in China, and many other countries around the world. In the United States, the National Institutes of Health, or NIH, has announced that the agency would not fund any use of gene editing technologies in human embryos, noting that there are multiple existing legislative and regulatory prohibitions against such work, including the Dickey-Wicker Amendment, which prohibits the use of appropriated funds for the creation of human embryos for research purposes or for research in which human embryos are destroyed. Laws in the United Kingdom prohibit genetically modified embryos from being implanted into women, except that mitochondrial replacement therapy has been permitted in the United Kingdom since 2016. Separately, embryos can be altered in the United Kingdom in research labs under license from the Human Fertilisation and Embryology Authority. Research on embryos is more tightly controlled in some other European countries.

Moreover, in an annual worldwide threat assessment report delivered to the U.S. Congress in February 2016, the U.S. Director of National Intelligence stated that research into gene editing that is conducted under different regulatory standards than those of Western countries probably increases the risk of the creation of potentially harmful biological agents or products, including weapons of mass destruction. He noted that given the broad distribution, low cost, and accelerated pace of development of gene editing technology, its deliberate or unintentional misuse could have far-reaching economic and national security implications.

Although we do not use our technologies to edit human embryos or the human germline, such public debate about the use of gene editing technologies in human embryos and heightened regulatory scrutiny could prevent or delay our development of product candidates. More restrictive government regulations or negative public opinion would have a negative effect on our business or financial condition and may delay or impair our development and commercialization of product candidates or demand for any product candidates we may develop. Adverse events in our preclinical studies or clinical trials or those of our competitors or of academic researchers utilizing gene editing technologies, even if not ultimately attributable to product candidates we may identify and develop, and the gene publicity could result in increased governmental regulation, unfavorable public perception, potential regulatory delays in the testing or approval of potential product candidates we may identify and develop, stricter labeling requirements for those product candidates that are approved, and a decrease in demand for any such product candidates. Use of gene editing technology by a third party or government to develop biological agents or products that threaten U.S. national security could similarly result in such negative impacts to us.

Even if we are able to commercialize any product candidates, such products may become subject to unfavorable pricing regulations, third-party reimbursement practices, or healthcare reform initiatives, which would harm our business.

The regulations that govern marketing approvals, pricing, and reimbursement for new medicines vary widely from country to country. Some countries require approval of the sale price of a medicine before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a medicine in a particular country, but then be subject to price regulations that delay or might even prevent our commercial launch of the medicine, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the medicine in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates we may develop, even if any product candidates we may develop obtain marketing approval.

Our ability to commercialize any medicines successfully also will depend in part on the extent to which reimbursement for these medicines and related treatments will be available from government authorities or healthcare program, private health plans, and other organizations. Government authorities and third-party payors, such as private health plans, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are challenging the prices charged for medical products and requiring that drug companies provide them with predetermined discounts from list prices. Novel medical products, if covered at all, may be subject to enhanced utilization management controls designed to ensure that the products are used only when medically necessary. Such utilization management controls may discourage the prescription or use of a medical product by increasing the administrative burden associated with its prescription or creating coverage uncertainties for prescribers and patients. We cannot be sure that reimbursement will be available for any medicine that we commercialize and, if reimbursement is available, that the level of reimbursement will be adequate. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

There may be significant delays in obtaining reimbursement for newly approved medicines, and coverage may be more limited than the purposes for which the medicine is approved by the FDA, the EMA or other regulatory authorities outside the United States. Moreover, eligibility for reimbursement does not imply that any medicine will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for new medicines, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the medicine and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost medicines and may be incorporated into existing payments for other services. Net prices for medicines may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of medicines from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved medicines we may develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize medicines, and our overall financial condition.

Due to the novel nature of our technology and the potential for any product candidates we may develop to offer therapeutic benefit in a single administration or limited number of administrations, we face uncertainty related to pricing and reimbursement for these product candidates.

Our initial target patient populations are relatively small, as a result of which the pricing and reimbursement of any product candidates we may develop, if approved, must be adequate to support the necessary commercial infrastructure. If we are unable to obtain adequate levels of reimbursement, our ability to successfully market and sell any such product candidates will be adversely affected. The manner and level at which reimbursement is provided for services related to any product candidates we may develop (e.g., for administration of our product candidate to patients) is also important. Inadequate reimbursement for such services may lead to physician and payor resistance and adversely affect our ability to market or sell our product candidates we may develop. In addition, we may need to develop new reimbursement models in order to realize adequate value. Payors may not be able or willing to adopt such new models, and patients may be unable to afford that portion of the cost that such models may require them to bear. If we determine such new models are necessary but we are unsuccessful in developing them, or if such models are not adopted by payors, our business, financial condition, results of operations, and prospects could be adversely affected.

We expect the cost of a single administration of genetic medicines, such as those we are seeking to develop, to be substantial, when and if they achieve regulatory approval. We expect that coverage and reimbursement by government and private payors will be essential for most patients to be able to afford these treatments. Accordingly, sales of any such product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of any product candidates we may develop will be paid by government authorities, private health plans, and other third-party payors. Payors may not be willing to pay high prices for a single administration. Coverage and reimbursement by a third-party payor may depend upon several factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;
•	safe, effective, and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.

Obtaining coverage and reimbursement for a product from third-party payors is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical, and cost-effectiveness data. There is significant uncertainty related to third-party coverage and reimbursement of newly approved products. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. If coverage and reimbursement are not available, or are available only at limited levels, we may not be able to successfully commercialize any product candidates we may develop. Even if coverage is provided, the approved reimbursement amount may not be adequate to realize a sufficient return on our investment.

Moreover, the downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new product candidates such as ours. If we are unable to obtain adequate levels of reimbursement, our ability to successfully market and sell any product candidates we may develop will be harmed.

If the market opportunities for any product candidates we may develop are smaller than we believe they are, our potential revenues may be adversely affected, and our business may suffer. Because the target patient populations for many of the product candidates we may develop are small, we must be able to successfully identify patients and achieve a significant market share to maintain profitability and growth.

We focus our research and product development on treatments for rare genetically defined diseases. Many of our product candidates we may develop are expected to target a single mutation; as a result, the relevant patient population may therefore be small. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with product candidates we may develop, are based on estimates. These estimates may prove to be incorrect and new studies may change the estimated incidence or prevalence of these diseases. The number of patients in the United States, Europe, and elsewhere may turn out to be lower than expected, and patients may not be amenable to treatment with our product candidates we may develop, or may become increasingly difficult to identify or gain access to, all of which would adversely affect our business, financial condition, results of operations, and prospects. Additionally, because of the potential that any product candidates we develop could cure a target disease, we may not receive recurring revenues from patients and may deplete the patient population prevalence through curative therapy.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any medicines that we may develop.

We face an inherent risk of product liability exposure related to the testing in human clinical trials of any product candidates we may develop and will face an even greater risk if we commercially sell any medicines that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or medicines caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or medicines that we may develop;
•	injury to our reputation and significant negative media attention;
•	withdrawal of clinical trial participants;
•	significant time and costs to defend the related litigation;
•	substantial monetary awards to trial participants or patients;
•	loss of revenue; and
•	the inability to commercialize any medicines that we may develop.

Although we maintain product liability insurance coverage, it may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage when we begin clinical trials and if we successfully commercialize any medicine. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

If we or any contract manufacturers and suppliers we engage fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We and any contract manufacturers and suppliers we engage are subject to numerous federal, state, and local environmental, health, and safety laws, regulations, and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment, and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air, and water; and employee health and safety. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. Under certain environmental laws, we could be held responsible for costs relating to any contamination at our current or past facilities and at third-party facilities. We also could incur significant costs associated with civil or criminal fines and penalties.

Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our research and product development efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty, and general liability insurance policies (under which we currently have an aggregate of approximately $9.0 million in coverage) specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, we may incur substantial costs in order to comply with current or future environmental, health, and safety laws, regulations, and permitting requirements. These current or future laws, regulations, and permitting requirements may impair our research, development, or production efforts. Failure to comply with these laws, regulations, and permitting requirements also may result in substantial fines, penalties, or other sanctions or business disruption, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Any third-party contract manufacturers and suppliers we engage will also be subject to these and other environmental, health, and safety laws and regulations. Liabilities they incur pursuant to these laws and regulations could result in significant costs or an interruption in operations, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Genetic medicines are novel, and any product candidates we develop may be complex and difficult to manufacture. We could experience delays in satisfying regulatory authorities or production problems that result in delays in our development or commercialization programs, limit the supply of our product candidates we may develop, or otherwise harm our business.

Any product candidates we may develop will likely require processing steps that are more complex than those required for most chemical pharmaceuticals. Moreover, unlike chemical pharmaceuticals, the physical and chemical properties of a biologic such as the product candidates we intend to develop generally cannot be fully characterized. As a result, assays of the finished product candidate may not be sufficient to ensure that the product candidate will perform in the intended manner. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims, insufficient inventory, or potentially delay progression of our potential IND filings. If we successfully develop product candidates, we may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet FDA, EMA or other comparable applicable foreign standards or specifications with consistent and acceptable production yields and costs. For example, the current approach of manufacturing AAV vectors may fall short of supplying required number of doses needed for advanced stages of pre-clinical studies or clinical trials, and the FDA may ask us to demonstrate that we have the appropriate manufacturing processes in place to support the higher-dose group in our future pre-clinical studies or clinical trials. In addition, our product candidates we may develop will require complicated delivery modalities, such as electroporation, LNPs, or viral vectors, each of which will introduce additional complexities in the manufacturing process.

In addition, the FDA, the EMA, and other regulatory authorities may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, the EMA, or other regulatory authorities may require that we not distribute a lot until the agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay clinical trials or product launches, which could be costly to us and otherwise harm our business, financial condition, results of operations, and prospects.

Furthermore, we intend to use novel split intein technology for any AAV gene therapy that allows us to deliver the base editor and guide RNA construct by co-infection with two viruses, where each virus contains one half of the editor. The scientific evidence to support the feasibility of developing product candidates based on this technology is both preliminary and limited.

We also may encounter problems hiring and retaining the experienced scientific, quality control, and manufacturing personnel needed to manage our manufacturing process, which could result in delays in our production or difficulties in maintaining compliance with applicable regulatory requirements.

Given the nature of biologics manufacturing, including for the lentivirus vectors and AAV vectors, there is a risk of contamination during manufacturing. Any contamination could materially harm our ability to produce product candidates on schedule and could harm our results of operations and cause reputational damage. Some of the raw materials that we anticipate will be required in our manufacturing process are derived from biologic sources. Such raw materials are difficult to procure and may be subject to contamination or recall. A material shortage, contamination, recall, or restriction on the use of biologically derived substances in the manufacture of any product candidates we may develop could adversely impact or disrupt the commercial manufacturing or the production of clinical material, which could materially harm our development timelines and our business, financial condition, results of operations, and prospects.

Any problems in our manufacturing process or the facilities with which we contract could make us a less attractive collaborator for potential partners, including larger pharmaceutical companies and academic research institutions, which could limit our access to additional attractive development programs. Problems in third-party manufacturing process or facilities also could restrict our ability to ensure sufficient clinical material for any clinical trials we may be conducting or are planning to conduct and meet market demand for any product candidates we develop and commercialize.

Risks related to regulatory review

Because base editing is novel and the regulatory landscape that will govern any product candidates we may develop is uncertain and may change, we cannot predict the time and cost of obtaining regulatory approval, if we receive it at all, for any product candidates we may develop.

The regulatory requirements that will govern any novel base editing product candidates we develop are not entirely clear and may change. Within the broader genetic medicine field, we are aware of a limited number of gene therapy products that have received marketing authorization from the FDA and the EMA. Even with respect to more established products that fit into the categories of gene therapies or cell therapies, the regulatory landscape is still developing. Regulatory requirements governing gene therapy products and cell therapy products have changed frequently and will likely continue to change in the future. Moreover, there is substantial, and sometimes uncoordinated, overlap in those responsible for regulation of existing gene therapy products and cell therapy products. For example, in the United States, the FDA has established the Office of Tissues and Advanced Therapies within its Center for Biologics Evaluation and Research, or CBER, to consolidate the review of gene therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. Gene therapy clinical trials are also subject to review and oversight by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at the institution participating in the clinical trial. Although the FDA decides whether individual gene therapy protocols may proceed, the review process and determinations of other reviewing bodies can impede or delay the initiation of a clinical trial, even if the FDA has reviewed the trial and approved its initiation.

The same applies in the European Union, or the EU. The EMA’s Committee for Advanced Therapies, or CAT, is responsible for assessing the quality, safety, and efficacy of advanced-therapy medicinal products. The role of the CAT is to prepare a draft opinion on an application for marketing authorization for a gene therapy medicinal candidate that is submitted to the Committee for Medicinal Products for Human Use, or CHMP, before CHMP adopts its final opinion. In the European Union, the development and evaluation of a gene therapy medicinal product must be considered in the context of the relevant European Union guidelines. The EMA may issue new guidelines concerning the development and marketing authorization for gene therapy medicinal products and require that we comply with these new guidelines. As a result, the procedures and standards applied to gene therapy products and cell therapy products may be applied to any product candidates we may develop, but that remains uncertain at this point.

Adverse developments in post-marketing experience or in clinical trials conducted by others of gene therapy products, cell therapy products, or products developed through the application of a base editing or other gene editing technology may cause the FDA, the EMA, and other regulatory bodies to revise the requirements for development or approval of any product candidates we may develop or limit the use of products utilizing base editing technologies, either of which could materially harm our business. In addition, the clinical trial requirements of the FDA, the EMA, and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty, and intended use and market of the potential products. The regulatory approval process for novel product candidates such as the product candidates we may develop can be more expensive and take longer than for other, better known, or more extensively studied pharmaceutical or other product candidates. Regulatory agencies administering existing or future regulations or legislation may not allow production and marketing of products utilizing base editing technology in a timely manner or under technically or commercially feasible conditions. In addition, regulatory action or private litigation could result in expenses, delays, or other impediments to our research programs or the commercialization of resulting products.

The regulatory review committees and advisory groups described above and the new guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies or trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of these treatment candidates, or lead to significant post-approval limitations or restrictions. As we advance our research programs and develop future product candidates, we will be required to consult with these regulatory and advisory groups and to comply with applicable guidelines. If we fail to do so, we may be required to delay or discontinue development of any product candidates we identify and develop.

Because we are developing product candidates in the field of genetics medicines, a field that includes gene therapy and gene editing, in which there is little clinical experience, there is increased risk that the FDA, the EMA, or other regulatory authorities may not consider the endpoints of our clinical trials to provide clinically meaningful results and that these results may be difficult to analyze.

During the regulatory review process, we will need to identify success criteria and endpoints such that the FDA, the EMA, or other regulatory authorities will be able to determine the clinical efficacy and safety profile of any product candidates we may develop. As we are initially seeking to identify and develop product candidates to treat diseases in which there is little clinical experience using new technologies, there is heightened risk that the FDA, the EMA, or other regulatory authorities may not consider the clinical trial endpoints that we propose to provide clinically meaningful results (reflecting a tangible benefit to patients). In addition, the resulting clinical data and results may be difficult to analyze. Even if the FDA does find our success criteria to be sufficiently validated and clinically meaningful, we may not achieve the pre-specified endpoints to a degree of statistical significance. This may be a particularly significant risk for many of the genetically defined diseases for which we plan to develop product candidates because many of these diseases, including T-cell acute lymphoblastic leukemia, glycogen storage disorder and Stargardt disease, have small patient populations, and designing and executing a rigorous clinical trial with appropriate statistical power is more difficult than with diseases that have larger patient populations. Further, even if we do achieve the pre-specified criteria, we may produce results that are unpredictable or inconsistent with the results of the non-primary endpoints or other relevant data. The FDA also weighs the benefits of a product against its risks, and the FDA may view the efficacy results in the context of safety as not being supportive of regulatory approval. Other regulatory authorities in the European Union and other countries may make similar comments with respect to these endpoints and data. Any product candidates we may develop will be based on a novel technology that makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval. No gene editing therapeutic product has been approved in the United States or in Europe.

If clinical trials of any product candidates we may identify and develop fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of such product candidates.

Before obtaining marketing approval from regulatory authorities for the sale of any product candidates we identify and develop, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete, and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results.

Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their product candidates.

We and our collaborators, if any, may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize any product candidates we may identify and develop, including:

•	delays in reaching a consensus with regulators on trial design;

•

regulators, institutional review boards, or IRBs, or independent ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	delays in reaching or failing to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective contract research organizations, or CROs, and clinical trial sites;

•

clinical trials of any product candidates we may develop may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development or research programs;

•

difficulty in designing well-controlled clinical trials due to ethical considerations which may render it inappropriate to conduct a trial with a control arm that can be effectively compared to a treatment arm;

•	difficulty in designing clinical trials and selecting endpoints for diseases that have not been well-studied and for which the natural history and course of the disease is poorly understood;

•

the number of patients required for clinical trials of any product candidates we may develop may be larger than we anticipate; enrollment of suitable participants in these clinical trials, which may be particularly challenging for some of the rare genetically defined diseases we are targeting in our most advanced programs, may be delayed or slower than we anticipate; or patients may drop out of these clinical trials at a higher rate than we anticipate;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•

regulators, IRBs, or independent ethics committees may require that we or our investigators suspend or terminate clinical research or clinical trials of any product candidates we may develop for various reasons, including noncompliance with regulatory requirements, a finding of undesirable side effects or other unexpected characteristics, or that the participants are being exposed to unacceptable health risks or after an inspection of our clinical trial operations or trial sites;

•	the cost of clinical trials of any product candidates we may develop may be greater than we anticipate;

•

the supply or quality of any product candidates we may develop or other materials necessary to conduct clinical trials of any product candidates we may develop may be insufficient or inadequate, including as a result of delays in the testing, validation, manufacturing, and delivery of any product candidates we may develop to the clinical sites by us or by third parties with whom we have contracted to perform certain of those functions;

•	delays in having patients complete participation in a trial or return for post-treatment follow-up;

•	clinical trial sites dropping out of a trial;

•	selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

•	occurrence of serious adverse events associated with any product candidates we may develop that are viewed to outweigh their potential benefits;

•	occurrence of serious adverse events in trials of the same class of agents conducted by other sponsors; and

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

If we or our collaborators are required to conduct additional clinical trials or other testing of any product candidates we may develop beyond those that we currently contemplate, if we or our collaborators are unable to successfully complete clinical trials or other testing of any product candidates we may develop, or if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we or our collaborators may:

•	be delayed in obtaining marketing approval for any such product candidates we may develop or not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

•	be subject to changes in the way the product is administered;

•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw, or suspend, their approval of the product or impose restrictions on its distribution in the form of a REMS or through modification to an existing REMS;

•	be sued; or

•	experience damage to our reputation.

Product development costs will also increase if we or our collaborators experience delays in clinical trials or other testing or in obtaining marketing approvals. We do not know whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize any product candidates we may develop, could allow our competitors to bring products to market before we do, and could impair our ability to successfully commercialize any product candidates we may develop, any of which may harm our business, financial condition, results of operations, and prospects.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We or our collaborators may not be able to initiate or continue clinical trials for any product candidates we identify or develop if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, the EMA or other analogous regulatory authorities outside the United States, or as needed to provide appropriate statistical power for a given trial. Enrollment may be particularly challenging for some of the rare genetically defined diseases we are targeting in our most advanced programs. In addition, if patients are unwilling to participate in our base editing trials because of negative publicity from adverse events related to the biotechnology, gene therapy, or gene editing fields, competitive clinical trials for similar patient populations, clinical trials in competing products, or for other reasons, the timeline for recruiting patients, conducting studies, and obtaining regulatory approval of any product candidates we may develop may be delayed. Moreover, some of our competitors may have ongoing clinical trials for product candidates that would treat the same indications as any product candidates we may develop, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates.

Patient enrollment is also affected by other factors, including:

•	severity of the disease under investigation;

•	size of the patient population and process for identifying patients;

•	design of the trial protocol;

•	availability and efficacy of approved medications for the disease under investigation;

•	availability of genetic testing for potential patients;

•	ability to obtain and maintain patient informed consent;

•	risk that enrolled patients will drop out before completion of the trial;

•	eligibility and exclusion criteria for the trial in question;

•	perceived risks and benefits of the product candidate under trial;

•	perceived risks and benefits of base editing as a therapeutic approach;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians;

•	ability to monitor patients adequately during and after treatment; and

•	proximity and availability of clinical trial sites for prospective patients, especially for those conditions which have small patient pools.

Our ability to successfully initiate, enroll, and complete a clinical trial in any foreign country is subject to numerous risks unique to conducting business in foreign countries, including:

•	difficulty in establishing or managing relationships with CROs and physicians;

•	different standards for the conduct of clinical trials;

•	different standard-of-care for patients with a particular disease;

•	difficulty in locating qualified local consultants, physicians, and partners; and

•

potential burden of complying with a variety of foreign laws, medical standards, and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatment and of gene editing technologies.

Enrollment delays in our clinical trials may result in increased development costs for any product candidates we may develop, which would cause the value of our company to decline and limit our ability to obtain additional financing. If we or our collaborators have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay, limit, or terminate ongoing or planned clinical trials, any of which would have an adverse effect on our business, financial condition, results of operations, and prospects.

If we are unable to successfully identify patients who are likely to benefit from therapy with any product candidates we develop, or experience significant delays in doing so, we may not realize the full commercial potential of any medicines we may develop.

Our success may depend, in part, on our ability to identify patients who are likely to benefit from therapy with any medicines we may develop, which requires those potential patients to have their DNA analyzed for the presence or absence of a particular sequence. If we, or any third parties that we engage to assist us, are unable to successfully identify such patients, or experience delays in doing so, then:

•	our ability to develop any product candidates may be adversely affected if we are unable to appropriately select patients for enrollment in our clinical trials; and

•

we may not realize the full commercial potential of any product candidates we develop that receive marketing approval if, among other reasons, we are unable to appropriately select patients who are likely to benefit from therapy with our medicines.

Any product candidates we develop may require use of a companion diagnostic to identify patients who are likely to benefit from therapy. If safe and effective use of any of our product candidates we may develop depends on a companion diagnostic, we may not receive marketing approval, or marketing approval may be delayed, if we are unable to or are delayed in developing, identifying, or obtaining regulatory approval or clearance for the companion diagnostic product for use with our product candidate. Identifying a manufacturer of the companion diagnostic and entering into an agreement with the manufacturer could also delay the development of our product candidates.

As a result of these factors, we may be unable to successfully develop and realize the commercial potential of any product candidates we may identify and develop, and our business, financial condition, results of operations, and prospects would be materially adversely affected.

Risks related to our relationships with third parties

We expect to rely on third parties to manufacture components of our product candidates we may develop, conduct our clinical trials and some aspects of our research and preclinical testing, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research, or testing.

We expect to rely on third parties, such as CROs, clinical data management organizations, medical institutions, and clinical investigators, to manufacture components of our product candidates we may develop and to conduct our clinical trials. We currently rely and expect to continue to rely on third parties to conduct some aspects of our research and preclinical testing. For example, we rely on a third party to conduct electroporation; we rely on a third party to supply LNPs; and we rely on third parties to manufacture viral vectors. Any of these third parties may terminate their engagements with us at any time under certain criteria. If we need to enter into alternative arrangements, it may delay our product development activities.

Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA, EMA and other regulatory authorities require us to comply with standards, commonly referred to as Good Clinical Practices, for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity, and confidentiality of trial participants are protected. In the United States, we also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity, and civil and criminal sanctions.

Although we intend to design the clinical trials for our product candidates, CROs will conduct some or all of the clinical trials. As a result, many important aspects of our development programs, including their conduct and timing, will be outside of our direct control. Our reliance on third parties to conduct future preclinical studies and clinical trials will also result in less direct control over the management of data developed through preclinical studies and clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

•	have staffing difficulties;
•	fail to comply with contractual obligations;
•	experience regulatory compliance issues;
•	undergo changes in priorities or become financially distressed; or
•	form relationships with other entities, some of which may be our competitors.

These factors may materially adversely affect the willingness or ability of third parties to conduct our preclinical studies and clinical trials and may subject us to unexpected cost increases that are beyond our control. If the CROs and other third parties do not perform preclinical studies and future clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements, the development, regulatory approval and commercialization of our product candidates may be delayed, we may not be able to obtain regulatory approval and commercialize our product candidates, or our development programs may be materially and irreversibly harmed. If we are unable to rely on preclinical and clinical data collected by our CROs and other third parties, we could be required to repeat, extend the duration of, or increase the size of any preclinical studies or clinical trials we conduct and this could significantly delay commercialization and require greater expenditures.

We also expect to rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of any product candidates we may develop or commercialization of our medicines, producing additional losses and depriving us of potential product revenue.

We contract with third parties for the manufacture of materials for our research programs and preclinical studies and expect to continue to do so for clinical trials and for commercialization of any product candidates that we may develop. This reliance on third parties increases the risk that we will not have sufficient quantities of such materials, product candidates, or any medicines that we may develop and commercialize, or that such supply will not be available to us at an acceptable cost, which could delay, prevent, or impair our development or commercialization efforts.

We do not have any manufacturing facilities at the present time. We currently rely on third-party manufacturers for the manufacture of our materials for preclinical studies and may continue to do so for clinical testing and for commercial supply of any product candidates that we may develop and for which we or our collaborators obtain marketing approval. We do not have a long term supply agreement with any of the third-party manufacturers, and we purchase our required supply on a purchase order basis.

We may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	the possible breach of the manufacturing agreement by the third party;

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us; and

•	reliance on the third party for regulatory compliance, quality assurance, safety, and pharmacovigilance and related reporting.

Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocations, seizures or recalls of product candidates or medicines, operating restrictions, and criminal prosecutions, any of which could significantly and adversely affect supplies of our medicines and harm our business, financial condition, results of operations, and prospects.

Any medicines that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for redundant supply for bulk drug substances. If any one of our current contract manufacturer cannot perform as agreed, we may be required to replace that manufacturer. Although we believe that there are several potential alternative manufacturers who could manufacture any product candidates we may develop, we may incur added costs and delays in identifying and qualifying any such replacement.

Our current and anticipated future dependence upon others for the manufacture of any product candidates we may develop or medicines may adversely affect our future profit margins and our ability to commercialize any medicines that receive marketing approval on a timely and competitive basis.

We may enter into collaborations with third parties for the research, development, and commercialization of certain of the product candidates we may develop. If any such collaborations are not successful, we may not be able to capitalize on the market potential of those product candidates.

We may seek third-party collaborators for the research, development, and commercialization of certain of the product candidates we may develop. If we enter into any such arrangements with any third parties, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of any product candidates we may seek to develop with them. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. We cannot predict the success of any collaboration that we enter into.

Collaborations involving our research programs or any product candidates we may develop pose numerous risks to us, including the following:

•	Collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations.

•

Collaborators may not pursue development and commercialization of any product candidates we may develop or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborator’s strategic focus or available funding or external factors such as an acquisition that diverts resources or creates competing priorities.

•

Collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing.

•

Collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our medicines or product candidates we may develop if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours.

•	Collaborators with marketing and distribution rights to one or more medicines may not commit sufficient resources to the marketing and distribution of such medicine or medicines.

•

Collaborators may not properly obtain, maintain, enforce, or defend our intellectual property or proprietary rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation.

•

Disputes may arise between the collaborators and us that result in the delay or termination of the research, development, or commercialization of our medicines or product candidates or that result in costly litigation or arbitration that diverts management attention and resources.

•	We may lose certain valuable rights under circumstances identified in our collaborations, including if we undergo a change of control.

•	Collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates we may develop.

•

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If a present or future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program under such collaboration could be delayed, diminished, or terminated.

If our collaborations do not result in the successful development and commercialization of product candidates, or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of product candidates could be delayed, and we may need additional resources to develop product candidates. In addition, if one of our collaborators terminates its agreement with us, we may find it more difficult to find a suitable replacement collaborator or attract new collaborators, and our development programs may be delayed or the perception of us in the business and financial communities could be adversely affected. All of the risks relating to product development, regulatory approval, and commercialization described in this prospectus apply to the activities of our collaborators.

These relationships, or those like them, may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing stockholders, or disrupt our management and business. In addition, we could face significant competition in seeking appropriate collaborators, and the negotiation process is time-consuming and complex. Our ability to reach a definitive collaboration agreement will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator’s evaluation of several factors. If we license rights to any product candidates we may develop we or our collaborators may develop, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture.

If conflicts arise between us and our collaborators or strategic partners, these parties may act in a manner adverse to us and could limit our ability to implement our strategies.

If conflicts arise between our corporate or academic collaborators or strategic partners and us, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. Some of our academic collaborators and strategic partners are conducting multiple product development efforts within each area that is the subject of the collaboration with us. Our collaborators or strategic partners, however, may develop, either alone or with others, products in related fields that are competitive with the product candidates we may develop that are the subject of these collaborations with us. Competing products, either developed by the collaborators or strategic partners or to which the collaborators or strategic partners have rights, may result in the withdrawal of partner support for our product candidates we may develop.

Some of our collaborators or strategic partners could also become our competitors in the future. Our collaborators or strategic partners could develop competing products, preclude us from entering into collaborations with their competitors, fail to obtain timely regulatory approvals, terminate their agreements with us prematurely, or fail to devote sufficient resources to the development and commercialization of products. Any of these developments could harm our product development efforts.

If we are not able to establish collaborations on commercially reasonable terms, we may have to alter our development and commercialization plans.

Our product development and research programs and the potential commercialization of any product candidates we may develop will require substantial additional cash to fund expenses. For some of the product candidates we may develop, we may decide to collaborate with other pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, the EMA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us.

We may also be restricted under existing collaboration agreements from entering into future agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to develop product candidates or bring them to market and generate product revenue.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent and other intellectual property protection for any product candidates we develop and for our base editing platform technology, or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize any product candidates we may develop, and our base editing platform technology may be adversely affected.

Our commercial success will depend in large part on our ability to obtain and maintain patent, trademark, trade secret and other intellectual property protection of our base editing platform technology, product candidates and other technology, methods used to manufacture them and methods of treatment, as well as successfully defending our patent and other intellectual property rights against third-party challenges. It is difficult and costly to protect our base editing platform technology and protect candidates, and we may not be able to ensure their protection. Our ability to stop unauthorized third parties from making, using, selling, offering to sell, importing or otherwise commercializing our product candidates we may develop is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities.

We seek to protect our proprietary position by in-licensing intellectual property relating to our platform technology and filing patent applications in the United States and abroad related to our base editing platform technology and product candidates that are important to our business. If we or our licensors are unable to obtain or maintain patent protection with respect to our base editing platform technology and product candidates we may develop, or if the scope of the patent protection secured is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours and our ability to commercialize any product candidates we may develop may be adversely affected.

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, we may not pursue or obtain patent protection in all relevant markets. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors, and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in our owned or any licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. The field of genome editing, especially in the area of base editing technology, has been the subject of extensive patenting activity and litigation. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain and we may become involved in complex and costly litigation. Our pending and future patent applications may not result in patents being issued which protect our base editing platform technology and product candidates we may develop or which effectively prevent others from commercializing competitive technologies and product candidates.

No consistent policy regarding the scope of claims allowable in the field of genome editing, including base editing technology, has emerged in the United States. The scope of patent protection outside of the United States is also uncertain. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain, enforce and defend our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned and licensed patent rights. With respect to both in-licensed and owned intellectual property, we cannot predict whether the patent applications we and our licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will be valid and enforceable and provide sufficient protection from competitors.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we license or own currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we own or in-license may be challenged, narrowed, circumvented, or invalidated by third parties. Consequently, we do not know whether any of our platform advances and product candidates we may develop will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner.

In addition, given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Moreover, some of our owned and in-licensed patents and patent applications are, and may in the future be, co-owned with third parties. For example, a patent application directed to our potential HBG1 and HBG2 product candidates is co-owned by us, the President and Fellows of Harvard College, or Harvard, and The Broad Institute, Inc., or the Broad. At present, we do not have a license to the ownership interest of Harvard or the Broad. If we are unable to obtain an exclusive license to such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Our rights to develop and commercialize our base editing platform technology and product candidates are subject, in part, to the terms and conditions of licenses granted to us by others.

We depend on intellectual property licensed from third parties, and our licensors may not always act in our best interest. If we fail to comply with our obligations under our intellectual property licenses, if the licenses are terminated, or if disputes regarding these licenses arise, we could lose significant rights that are important to our business.

We have licensed and are dependent on certain patent rights and proprietary technology from third parties that are important or necessary to the development of our base editing technology and product candidates. For example, we are a party to license agreements with the Broad, Editas Medicine, Inc., or Editas, Harvard, and Bio Palette Co. Ltd., or Bio Palette, and others, pursuant to which we in-license key patents and patent applications for our base editing platform technology and product candidates (the Broad License Agreement, the Editas License Agreement, the Harvard License Agreement and the Bio Palette License Agreement, respectively). These license agreements impose various diligence, milestone payment, royalty, insurance, and other obligations on us. If we fail to comply with these obligations, our licensors may have the right to terminate our license, in which event we would not be able to develop or market our base editing platform or any other technology or product candidates covered by the intellectual property licensed under these agreements. For example, under the Harvard License Agreement, we are required to initiate a discovery program in accordance with the development plan and development milestones for the development of a licensed product covered by certain sub-categories of licensed patents. If we fail to initiate such a discovery program, our rights with respect to the sub-category of licensed patents will terminate. For more information regarding these agreements, please see “Business—License Agreements.”

These and other licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our base editing platform technology and product candidates in the future. Some licenses granted to us are expressly subject to certain preexisting rights held by the licensor or certain third parties. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in certain territories or fields. For example, certain licensed patents developed by employees of the Howard Hughes Medical Institute, or HHMI, and subsequently assigned to Harvard and licensed to us under the Harvard License Agreement remain subject to a non-exclusive license between Harvard and HHMI. The Editas License Agreement provides that our field of use excludes the treatment and prevention of ocular disease and diagnosis, treatment, and prevention of human cancers through engineered T-cells, which are licensed to other licensees, including Allergan Pharmaceuticals International Limited and Juno Therapeutics, Inc. If we determine that rights to such excluded fields are necessary to commercialize our product candidates or maintain our competitive advantage, we may need to obtain a license from such third party in order to continue developing, manufacturing or marketing our product candidates. We may not be able to obtain such a license on an exclusive basis, on commercially reasonable terms, or at all, which could prevent us from commercializing our product candidates or allow our competitors or others the chance to access technology that is important to our business.

Under the Broad License Agreement, rights granted to us include certain patent applications directed to Cas12b or Cas13 that are limited to the United States. The co-owners of these patent applications include the Broad, Harvard, MIT, the State University of New Jersey, or Rutgers, Skolkovo Institute of Science and Technology, or Skoltech, and the NIH. At present, we do not have a license to the ownership interest of Rutgers, Skoltech, or the NIH. If we are unable to obtain an exclusive license to Rutgers, Skoltech, and the NIH’s interest in such patent applications, Rutgers, Skoltech, and the NIH may be able to license its rights to other third parties, including our competitors, and such third parties could market competing products and technology. In addition, we may need the cooperation of Rutgers, Skoltech, or the NIH in order to enforce patents issuing from these patent applications against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

In addition, pursuant to our license agreement with the Broad and our license agreement with Harvard, under certain specific circumstances (in each case), the Broad or Harvard (as applicable) may grant a license to the patents that are the subject of such license agreement to a third party. Such third party may then have full rights that are the subject of the Broad License Agreement or the Harvard License Agreement (as applicable), which could impact our competitive position and enable a third party to commercialize products similar to our potential future product candidates and technology. Any grant of rights to a third party in this scenario would narrow the scope of our exclusive rights to the patents and patent applications we have in-licensed from the Broad and/or Harvard, as applicable. For more information regarding our license agreements, see “Business—License Agreements”.

We do not have complete control in the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications covering the technology that we license from third parties. For example, pursuant to each of our intellectual property licenses with the Broad, Harvard, Editas and Bio Palette, our licensors retain control of preparation, filing, prosecution, and maintenance, and, in certain circumstances, enforcement and defense of their patents and patent applications. It is possible that our licensors’ enforcement of patents against infringers or defense of such patents against challenges of validity or claims of enforceability may be less vigorous than if we had conducted them ourselves, or may not be conducted in accordance with our best interests. We cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce, and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, our right to develop and commercialize any of our product candidates we may develop that are the subject of such licensed rights could be adversely affected and we may not be able to prevent competitors from making, using, and selling competing products.

Our licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. In addition, our rights to our in-licensed patents and patent applications are dependent, in part, on inter-institutional or other operating agreements between the joint owners of such in-licensed patents and patent applications. If one or more of such joint owners breaches such inter-institutional or operating agreements, our rights to such in-licensed patents and patent applications may be adversely affected. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Furthermore, inventions contained within some of our in-licensed patents and patent applications were made using U.S. government funding. We rely on our licensors to ensure compliance with applicable obligations arising from such funding, such as timely reporting, an obligation associated with our in-licensed patents and patent applications. The failure of our licensors to meet their obligations may lead to a loss of rights or the unenforceability of relevant patents. For example, the U.S. government could have certain rights in such in-licensed patents, including a non-exclusive license authorizing the U.S. government to use the invention or to have others use the invention on its behalf. If the U.S. government decides to exercise these rights, it is not required to engage us as its contractor in connection with doing so. The U.S. government’s rights may also permit it to disclose the funded inventions and technology to third parties and to exercise march-in rights to use or allow third parties to use the technology we have licensed that was developed using U.S. government funding. The U.S. government may also exercise its march-in rights if it determines that action is necessary because we or our licensors failed to achieve practical application of the U.S. government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such in-licensed U.S. government-funded inventions may be subject to certain requirements to manufacture product candidates embodying such inventions in the United States. Any of the foregoing could harm our business, financial condition, results of operations, and prospects significantly.

In the event any of our third-party licensors determine that, in spite of our efforts, we have materially breached a license agreement or have failed to meet certain obligations thereunder, it may elect to terminate the applicable license agreement or, in some cases, one or more license(s) under the applicable license agreement and such termination would result in us no longer having the ability to develop and commercialize product candidates and technology covered by that license agreement or license. In the event of such termination of a third-party in-license, or if the underlying patents under a third-party in-license fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products identical to ours. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Our owned and in-licensed patents and patent applications may not provide sufficient protection of our base editing platform technologies, our product candidates and our future product candidates or result in any competitive advantage.

We have in-licensed a number of issued U.S. patents and patent applications that cover base editing and gene targeting technologies. As of August 31, 2019, we have applied for provisional patent applications or Patent Cooperation Treaty, or PCT, applications intended to specifically cover our base editing platform technology and uses with respect to treatment of particular diseases and conditions, but do not currently own any issued U.S. patents. Each U.S. provisional patent application is not eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of the filing date of the applicable provisional patent application. Any failure to file a non-provisional patent application within this timeline could cause us to lose the ability to obtain patent protection for the intentions disclosed in the associated provisional patent applications. We cannot be certain that any of these patent applications will issue as patents, and if they do, that such patents will cover or adequately protect our base editing platform technologies or our product candidates, or that such patents will not be challenged, narrowed, circumvented, invalidated or held unenforceable. Any failure to obtain or maintain patent protection with respect to our base editing platform technology and product candidates could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our owned patent applications and in-licensed patents and patent applications contain claims directed to compositions of matter on our base editing product candidates, as well as methods directed to the use of such product candidates for gene therapy treatment. Method-of-use patents do not prevent a competitor or other third party from developing or marketing an identical product for an indication that is outside the scope of the patented method. Moreover, with respect to method-of-use patents, even if competitors or other third parties do not actively promote their product for our targeted indications or uses for which we may obtain patents, providers may recommend that patients use these products off-label, or patients may do so themselves.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries. For example, while our patent applications are pending, we may be subject to a third party pre-issuance submission of prior art to the United States Patent and Trademark Office, or USPTO, or become involved in interference or derivation proceedings, or equivalent proceedings in foreign jurisdictions. Even if patents do successfully issue, third parties may challenge their inventorship, validity, enforceability or scope, including through opposition, revocation, reexamination, post-grant and inter partes review proceedings. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our owned or in-licensed patent rights, allow third parties to commercialize our technology or product candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we, or one of our licensors, may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge our or our licensor’s priority of invention or other features of patentability with respect to our owned or in-licensed patents and patent applications. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and product candidates. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the breadth or strength of protection provided by the patent applications we own or the patents and patent applications we in-license with respect to our base editing platform technology and product candidates is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. Further, if we encounter delays in development, testing, and regulatory review of new product candidates, the period of time during which we could market our product candidates under patent protection would be reduced.

Given that patent applications in the United States and other countries are confidential for a period of time after filing, at any moment in time, we cannot be certain that we or our licensors were in the past or will be in the future the first to file any patent application related to our base editing technology or product candidates. In addition, some patent applications in the United States may be maintained in secrecy until the patents are issued. As a result, there may be prior art of which we or our licensors are not aware that may affect the validity or enforceability of a patent claim, and we or our licensors may be subject to priority disputes. For our in-licensed patent portfolios, we rely on our licensors to determine inventorship, and obtain and file inventor assignments of priority applications before their conversion as PCT applications. A failure to do so in a timely fashion may give rise to a challenge to entitlement of priority for foreign applications nationalized from such PCT applications, for example, the European Patent Office, or the EPO, Opposition Division, or the EPO Opposition Division, has revoked our optioned Broad patent European Patent No. EP2771468 following a third party challenge to its priority rights, and the applicable opposition proceeding is currently under appeal. The patent was revoked due to loss of priority and appeal is pending. We or our licensors are subject to and may in the future become a party to proceedings or priority disputes in Europe or other foreign jurisdictions. The loss of priority for, or the loss of, these European patents could have a material adverse effect on the conduct of our business.

We may be required to disclaim part or all of the term of certain patents or patent applications. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we or our licensors are aware, but which we or our licensors do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that, if challenged, our patents would be declared by a court, patent office or other governmental authority to be valid or enforceable or that even if found valid and enforceable, a competitor’s technology or product would be found by a court to infringe our patents. We may analyze patents or patent applications of our competitors that we believe are relevant to our activities, and consider that we are free to operate in relation to our product candidates, but our competitors may achieve issued claims, including in patents we consider to be unrelated, that block our efforts or potentially result in our product candidates or our activities infringing such claims. It is possible that our competitors may have filed, and may in the future file, patent applications covering our products or technology similar to ours. Those patent applications may have priority over our owned patent applications and in-licensed patent applications or patents, which could require us to obtain rights to issued patents covering such technologies. The possibility also exists that others will develop products that have the same effect as our product candidates on an independent basis that do not infringe our patents or other intellectual property rights, or will design around the claims of our patent applications or our in-licensed patents or patent applications that cover our product candidates.

Likewise, our currently owned patent applications, if issued as patents, and in-licensed patents and patent applications, if issued as patents, directed to our proprietary base editing technologies and our product candidates are expected to expire from 2034 through 2040, without taking into account any possible patent term adjustments or extensions. Our owned or in-licensed patents may expire before, or soon after, our first product candidate achieves marketing approval in the United States or foreign jurisdictions. Additionally, no assurance can be given that the USPTO or relevant foreign patent offices will grant any of the pending patent applications we own or in-license currently or in the future. Upon the expiration of our current in-licensed patents, we may lose the right to exclude others from practicing these inventions. The expiration of these patents could also have a similar material adverse effect on our business, financial condition, results of operations and prospects.

Our owned patent applications and in-licensed patents and patent applications and other intellectual property may be subject to priority disputes or to inventorship disputes and similar proceedings. If we or our licensors are unsuccessful in any of these proceedings, we may be required to obtain licenses from third parties, which may not be available on commercially reasonable terms or at all, or to cease the development, manufacture, and commercialization of one or more of the product candidates we may develop, which could have a material adverse impact on our business.

Although we have an option to exclusively license certain patents and patent applications directed to Cas9 and Cas12a from Editas, who in turn has licensed such patents from various academic institutions including the Broad, we do not currently have a license to such patents and patent applications. Certain of the U.S. patents and one U.S. patent application to which we hold an option are co-owned by the Broad and MIT, and in some cases co-owned by the Broad, MIT, and Harvard, which we refer to together as the Boston Licensing Parties, and were involved in U.S. interference No. 106,048 with one U.S. patent application co-owned by the University of California, the University of Vienna, and Emmanuelle Charpentier, which we refer to together as the University of California. On September 10, 2018, the Court of Appeals for the Federal Circuit, or the CAFC, affirmed the Patent Trial and Appeal Board of the USPTO’s, or PTAB’s, holding that there was no interference-in-fact. An interference is a proceeding within the USPTO to determine priority of invention of the subject matter of patent claims filed by different parties.

On June 24, 2019, the PTAB declared an interference (U.S. Interference No. 106,115) between 10 U.S. patent applications ((U.S. Serial Nos. 15/947,680; 15/947,700; 15/947,718; 15/981,807; 15/981,808; 15/981,809; 16/136,159; 16/136,165; 16/136,168; and 16/136,175) that are co-owned by the University of California, and 13 U.S. patents and one U.S. patent application ((U.S. Patent Nos. 8,697,359; 8,771,945; 8,795,965; 8,865,406;

8,871,445; 8,889,356; 8,895,308; 8,906,616; 8,932,814; 8,945,839; 8,993,233; 8,999,641; and 9,840,713, and U.S. Serial No. 14/704,551) that are co-owned by the Boston Licensing Parties, which we have an option to under the Editas License Agreement. In the declared interference, the University of California has been designated as the junior party and the Boston Licensing Parties have been designated as the senior party.

As a result of the declaration of interference, an adversarial proceeding in the USPTO before the PTAB has been initiated, which is declared to ultimately determine priority, specifically and which party was first to invent the claimed subject matter. An interference is typically divided into two phases. The first phase is referred to as the motions or preliminary motions phase while the second is referred to as the priority phase. In the first phase, each party may raise issues including but not limited to those relating to the patentability of a party’s claims based on prior art, written description, and enablement. A party also may seek an earlier priority benefit or may challenge whether the declaration of interference was proper in the first place. Priority, or a determination of who first invented the commonly claimed invention, is determined in the second phase of an interference. Although we cannot predict with any certainty how long each phase will actually take, each phase may take approximately a year or longer before a decision is made by the PTAB. It is possible for motions filed in the preliminary motions phase to be dispositive of the interference proceeding, such that the second priority phase is not reached. The 10 University of California patent applications and the 13 U.S. patents and one U.S. patent application co-owned by the Boston Licensing Parties involved in U.S. Interference No. 106,115 generally relate to CRISPR/Cas9 systems or eukaryotic cells comprising CRISPR/Cas9 systems having fused or covalently linked RNA and the use thereof in eukaryotic cells. There can be no assurance that the U.S. interference will be resolved in favor of the Boston Licensing Parties. If the U.S. interference resolves in favor of University of California, or if the Boston Licensing Parties’ patents and patent application are narrowed, invalidated, or held unenforceable, we will lose the ability to license the optioned patents and patent application and our ability to commercialize our product candidates may be adversely affected if we cannot obtain a license to relevant third party patents that cover our product candidates. We may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be nonexclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, we may be unable to commercialize our base editing platform technology or product candidates or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business.

We or our licensors may also be subject to claims that former employees, collaborators, or other third parties have an interest in our owned patent applications or in-licensed patents or patent applications or other intellectual property as an inventor or co-inventor. If we are unable to obtain an exclusive license to any such third party co-owners’ interest in such patent applications, such co-owners may be able to license their rights to other third parties, including our competitors. In addition, we may need the cooperation of any such co-owners to enforce any patents that issue from such patent applications against third parties, and such cooperation may not be provided to us.

If we or our licensors are unsuccessful in any interference proceedings or other priority, validity (including any patent oppositions), or inventorship disputes to which we or they are subject, we may lose valuable intellectual property rights through the loss of one or more of our owned, licensed, or optioned patents, or such patent claims may be narrowed, invalidated, or held unenforceable, or through loss of exclusive ownership of or the exclusive right to use our owned or in-licensed patents. In the event of loss of patent rights as a result of any of these disputes, we may be required to obtain and maintain licenses from third parties, including parties involved in any such interference proceedings or other priority or inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture, and commercialization of one or more of the product candidates we may develop. The loss of exclusivity or the narrowing of our patent claims could limit our ability to stop others from using or commercializing similar or identical technology and product candidates. Even if we or our licensors are successful in an interference proceeding or other similar priority or inventorship disputes, it could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could result in a material adverse effect on our business, financial condition, results of operations, or prospects.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property and proprietary rights throughout the world.

We have limited intellectual property rights outside the United States. Filing, prosecuting, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of foreign countries do not protect intellectual property rights to the same extent as federal and state laws of the United States. In addition, our intellectual property license agreements may not always include worldwide rights. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our product candidates and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology and pharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products against third parties in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our patents and intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Moreover, the initiation of proceedings by third parties to challenge the scope or validity of our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We have entered into license agreements with third parties and may need to obtain additional licenses from our existing licensors and others to advance our research or allow commercialization of product candidates we may develop. It is possible that we may be unable to obtain any additional licenses at a reasonable cost or on reasonable terms, if at all. In either event, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could harm our business, financial condition, results of operations, and prospects significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, including base editing technology, manufacturing methods, product candidates, or future methods or products resulting in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

In each of our license agreements, we are generally responsible for bringing any actions against any third party for infringing on the patents we have licensed. Certain of our license agreements, also require us to meet development thresholds to maintain the license, including establishing a set timeline for developing and commercializing products. In spite of our efforts, our licensors might conclude that we have materially breached our obligations under such license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical to ours and we may be required to cease our development and commercialization of or base editing platform technology or product candidates. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and growth prospects. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights to third parties under our collaborative development relationships;

•

our diligence obligations under the license agreement with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. As a result, any termination of or disputes over our intellectual property licenses could result in the loss of our ability to develop and commercialize our base editing platform or other product candidates or we could lose other significant rights, any of which could have a material adverse effect on our business, financial conditions, results of operations, and prospects. It is also possible that a third party could be granted limited licenses to some of the same technology, in certain circumstances. For more information, see the Business Section.

We may not be successful in acquiring or in-licensing necessary rights to key technologies or any product candidates we may develop.

We currently have rights to intellectual property, through licenses from third parties, to identify and develop product candidates and seek to expand our product candidate pipeline in part by in-licensing the rights to key technologies. The future growth of our business will depend in part on our ability to in-license or otherwise acquire the rights to additional product candidates and technologies. Although we have succeeded in licensing technologies from third party licensees including Harvard, the Broad, Editas, and Bio Palette in the past, we cannot assure you that we will be able to in-license or acquire the rights to any product candidates or technologies from third parties on acceptable terms or at all.

For example, our agreements with certain of our third-party licensors provide that our filed of use excludes particular fields, for example, treatment and prevention of ocular disease, and diagnosis, treatment, and prevention of human cancers through engineered T-cells, which are licensed exclusively or non-exclusively to other third-party licensees. If we determine that rights to such fields are necessary to commercialize our drug candidates or maintain our competitive advantage, we may need to obtain a license from such third party in order to continue developing, manufacturing or marketing our drug candidates. We may not be able to obtain such a license on an exclusive basis, on commercially reasonable terms, or at all, which could prevent us from commercializing our drug candidates or allow our competitors or others the chance to access technology that is important to our business. For more information regarding these agreements, please see “Business—License Agreements.”

Furthermore, there has been extensive patenting activity in the field of genome editing, and pharmaceutical companies, biotechnology companies, and academic institutions are competing with us or are expected to compete with us in the in the field of genome editing technology and filing patent applications potentially relevant to our business and we are aware of certain third-party patent applications that, if issued, may allow the third party to circumvent our patent rights. For example, we are aware of several third-party patents, and patent applications, that if issued, may be construed to cover our base editing technology and product candidates. In order to market our product candidates, we may find it necessary or prudent to obtain licenses from such third party intellectual property holders. However, we may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes, or other intellectual property rights from third parties that we identify as necessary for product candidates we may develop and base editing technology. We may also require licenses from third parties for certain non-base editing technologies including certain delivery methods that we are evaluating for use with product candidates we may develop. In addition, some of our owned patent applications and in-licensed patents and patent applications are co-owned with third parties. With respect to any patents co-owned with third parties, we may require licenses to such co-owners’ interest to such patents. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-

owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us.

Additionally, we may collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. In certain cases, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Even if we hold such an option, we may be unable to negotiate a license from the institution within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to others, potentially blocking our ability to pursue our program.

In addition, the licensing or acquisition of third party intellectual property rights is a highly competitive area, and a number of more established companies are also pursuing strategies to license or acquire third party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or product candidate, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

The intellectual property landscape around genome editing technology, including base editing, is highly dynamic, and third parties may initiate legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property rights, the outcome of which would be uncertain and may prevent, delay or otherwise interfere with our product discovery and development efforts.

The field of genome editing, especially in the area of base editing technology, is still in its infancy, and no such product candidates have reached the market. Due to the intense research and development that is taking place by several companies, including us and our competitors, in this field, the intellectual property landscape is evolving and in flux, and it may remain uncertain for the coming years. There may be significant intellectual property related litigation and proceedings relating to our owned and in-licensed, and other third party, intellectual property and proprietary rights in the future.

Our commercial success depends upon our ability and the ability of our collaborators and licensors to develop, manufacture, market, and sell any product candidates that we may develop and use our proprietary technologies without infringing, misappropriating, or otherwise violating the intellectual property and proprietary rights of third parties. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights as well as administrative proceedings for challenging patents, including interference, derivation, inter partes review, post grant review, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We may be subject to and may in the future become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our base editing platform technology and any product candidates we may develop, including interference proceedings, post-grant review, inter partes review, and derivation proceedings before the USPTO and similar proceedings in foreign jurisdictions such as oppositions before the EPO. Numerous U.S. and foreign issued patents and pending patent applications that are owned by third parties exist in the fields in which we are developing our product candidates and they may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit.

As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our base editing platform technology and product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, which patents cover various types of therapies, products or their methods of use or manufacture. We are aware of certain third-party patent applications that, if issued, may be construed to cover our base editing technology and product candidates. There may also be third-party patents of which we are currently unaware with claims to technologies, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents.

Numerous third-party U.S. and foreign issued patents and pending patent applications exist in the fields in which we are developing product candidates. Our product candidates make use of CRISPR-based technology, which is a field that is highly active for patent filings. In November 2018, it was reported that 211 patent families and 1835 patent family members worldwide referenced CRISPR or Cas in the title, abstracts or claims. The extensive patent filings related to CRISPR and Cas make it difficult for us to assess the full extent of relevant patents and pending applications that may cover our base editing platform technology and product candidates and their use or manufacture. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our base editing platform technology and product candidates. For example, we are aware of a patent portfolio that is co-owned by the University of California, University of Vienna and Emmanuelle Charpentier, or the University of California Portfolio, which contains multiple patents and pending applications directed to gene editing. The University of California portfolio includes, for example, U.S. Patent Nos. 10,266,850; 10,227,611; 10,000,772; 10,113,167; 10,301,651; 10,308,961; 10,337,029; and 10,351,878; which are expected to expire around March 2033, excluding any additional term for patent term adjustment, or PTA, or patent term extension, or PTE, and any disclaimed term for terminal disclaimers. The University of California portfolio also includes U.S. pre-grant patent publications 20170166893, 20190106712, 20190093129, 20180208931, 20190169641, 20180312874, and 20180312875, which are indicated as in condition for allowance by the USPTO, as well as numerous additional pending patent applications. If these patent applications issue as patents, they are expected to expire around March 2033, excluding any PTA, PTE, and any disclaimed term for terminal disclaimers. As discussed above, certain applications in the University of California Portfolio are currently subject to U.S. Interference No. 106,115 with certain U.S. patents and one U.S. patent application that are co-owned by the Boston Licensing Parties to which we have an option under the Editas License Agreement. Although we have an option to exclusively license certain patents and patent applications directed to Cas9 and Cas12a from Editas, who in turn has licensed such patents from various academic institutions including the Broad, we do not currently have a license to such patents and patent applications. Certain members of the University of California Portfolio are being opposed in Europe by multiple parties. For example, the EPO Opposition Division has initiated opposition proceedings against European Patent Nos. EP3,241,902 B1 and EP2,800,811 B1, which are estimated to expire in March 2033 (excluding any patent term adjustments or extensions). In addition, a notice of opposition has also been filed by at least one third-party against European Patent No. EP3,401,400 B1, which is estimated to expire in March 2033 (excluding any patent term adjustments or extensions). The opposition procedure before the EPO allows one or more third parties to challenge the validity of a granted European patent within nine months after grant date of the European patent. Opposition proceedings may involve issues including, but not limited to, priority, patentability of the claims involved, and procedural formalities related to the filing of the patent application. As a result of the opposition proceedings, the Opposition Division can revoke a patent, maintain the patent as granted, or maintain the patent in an amended form. It is uncertain when or in what manner the Opposition Division will act on the opposition proceedings of European patents EP3,241,902 B1 and EP2,800,811 B1 and how oppositions filed against EP3,401,400 B1 will be resolved. If these patents are maintained by the Opposition Division with claims similar to those that are currently opposed, our ability to commercialize our product candidates may be adversely affected if we do not obtain a license to these patents. We may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be nonexclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, we may be unable to commercialize our base editing platform technology or product candidates or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business.

Numerous other patents and patent applications have been filed by other third parties directed to gene editing, guide nucleic acids, PAM sequence variants, split inteins, Cas12b or gene editing in the context of immune therapy. For example, we are aware of patents that are issued to: Sigma-Aldrich Co., including European Patent No. EP2928496, estimated to expire around December 2033; Novartis AG, or Novartis, and J. Craig Venter Institute, including U.S. Patent Nos. US9738693 and US9840538, both estimated to expire around October 2021; Vilnius University, including U.S. Patent No. US9637739 and European Patent EP2828386, both estimated to expire around March 2033; Agilent Technologies, Inc., or Agilent, including U.S. Patent No. US10337001, estimated to expire around December 2035; Cellectis, including U.S. Patent Nos. US9890393 and US9855297, both estimated to expire around April 2034, and European Patent No. EP3004337, estimated to expire around April 2034; Sangamo Therapeutics, Inc., including U.S. Patent No. US9970001, estimated to expire around June 2035; The Trustees of Princeton University, including European Patent No. EP2877490, estimated to expire around June 2033; Miltenyi Biotec GmbH, including European Patent No. EP3025719, estimated to expire around November 2035; Amgen Research (Munich) GmbH, including European Patent No. EP2155783, estimated to expire around April 2028. The estimated expiration dates do not include any PTA or PTE that may be granted to these patents. In many cases, these and other third parties have pending patent applications that may be relevant to our programs or product candidates. Because of the large number of patents issued and patent applications filed in our field, third parties may allege they have patent rights encompassing our product candidates, technologies or methods. Third parties may assert that we are employing their proprietary technology without authorization and may file patent infringement claims or lawsuit against us, and if we are found to infringe such third-party patents, we may be required to pay damages, cease commercialization of the infringing technology, or obtain a license from such third parties, which may not be available on commercially reasonable terms or at all.

Our ability to commercialize our product candidates in the United States and abroad may be adversely affected if we cannot obtain a license on commercially reasonable terms to relevant third party patents that cover our product candidates or base editing platform technology. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability, or priority. A court of competent jurisdiction could hold that these third-party patents are valid, enforceable, and infringed, which could materially and adversely affect our ability to commercialize any product candidates we may develop and any other product candidates or technologies covered by the asserted third party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If we are found to infringe a third party’s intellectual property rights, and we are unsuccessful in demonstrating that such patents are invalid or unenforceable, we could be required to obtain a license from such third party to continue developing, manufacturing, and marketing any product candidates we may develop and our technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, we may be unable to commercialize our base editing platform technology or product candidates or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business. We also could be forced, including by court order, to cease developing, manufacturing, and commercializing the infringing technology or product candidates. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, financial condition, results of operations, and prospects.

Defense of third-party claims of infringement of misappropriation, or violation of intellectual property rights involves substantial litigation expense and would be a substantial diversion of management and employee time and resources from our business. Some third-parties may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, financial condition, results of operations and prospects. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may become involved in lawsuits to protect or enforce our future patents or the patents of our licensors, which could be expensive, time consuming, and unsuccessful and could result in a finding that such patents are unenforceable or invalid.

Competitors may infringe our future patents or the patents of our licensing partners, or we may be required to defend against claims of infringement. In addition, our future patents or the patents of our licensing partners also are, and may in the future become, involved in inventorship, priority, validity or enforceability disputes. Countering or defending against such claims can be expensive and time consuming. In an infringement proceeding, a court may decide that a patent owned or in-licensed by us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our owned and in-licensed patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our owned or in-licensed patents at risk of being invalidated or interpreted narrowly.

In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. These types of mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). These types of proceedings could result in revocation or amendment to our patents such that they no longer cover our product candidates. The outcome for any particular patent following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our licensors, our patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, or if we are otherwise unable to adequately protect our rights, we would lose at least part, and perhaps all, of the patent protection on our technology and/or product candidates. Defense of these types of claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.

Conversely, we may choose to challenge the patentability of claims in a third party’s U.S. patent by requesting that the USPTO review the patent claims in re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). We are currently challenging, and in the future may choose to challenge, third party patents in patent opposition proceedings in the EPO or another foreign patent office. Even if successful, the costs of these opposition proceedings could be substantial, and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO, EPO or other patent office then we may be exposed to litigation by a third party alleging that the patent may be infringed by our product candidates, base editing platform technology or other or proprietary technologies.

For example, as discussed above, elements of the University of California patent portfolio are being opposed in Europe by multiple parties and we are participating in the opposition proceedings. The EPO Opposition Division, or the Opposition Division, has initiated opposition proceedings against European patents estimated to expire in March 2033 (excluding any patent term adjustments or extensions) and co-owned by the University of California. The opposition procedure before the EPO allows one or more third parties to challenge the validity of a granted European patent within nine months after grant date of the European patent. Opposition proceedings may involve issues including, but not limited to, priority, patentability of the claims involved, and procedural formalities related to the filing of the patent application. As a result of the opposition proceedings, the Opposition Division can revoke a patent, maintain the patent as granted, or maintain the patent in an amended form. It is uncertain when or in what manner the Opposition Division will act on the opposition proceedings of these European patents. If these patents are maintained by the Opposition Division with claims similar to those that are currently opposed, our ability to commercialize our product candidates may be adversely affected if we do not obtain a license to these patents. We may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be nonexclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, we may be unable to commercialize our base editing platform technology or product candidates or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and applications are due to be paid to the USPTO and foreign patent agencies outside of the United States over the lifetime of our owned or licensed patents and applications. In certain circumstances, we rely on our licensing partners to pay these fees due to U.S. and non-U.S. patent agencies. The USPTO and foreign patent agencies require compliance with several procedural, documentary, fee payment, and other similar provisions during the patent application process. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. While an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations, however, in which non-compliance can result a partial or complete loss of patent rights in the relevant jurisdiction. Were a noncompliance event to occur, our competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Changes in patent law in the United States and in non-U.S. jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our base editing platform technology and product candidates.

As is the case with other biotech and pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain.

Changes in either the patent laws or interpretation of the patent laws could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of our issued patents. For example, in March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, the United States transitioned from a “first to invent” to a “first-to-file” patent system. Under a “first-to-file” system, assuming that other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on an invention regardless of whether another inventor had made the invention earlier. A third party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either file any patent application related to our technology or product candidates or invent any of the inventions claimed in our or our licensor’s patents or patent applications. The America Invents Act also includes a number of other significant changes to U.S. patent law, including provisions that affect the way patent applications will be prosecuted, allowing third party submission of prior art and establish a new post-grant review system including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. The effects of these changes are currently unclear as the USPTO continues to promulgate new regulations and procedures in connection with the America Invents Act and many of the substantive changes to patent law, including the “first-to-file” provisions, only became effective in March 2013. In addition, the courts have yet to address many of these provisions and the applicability of the act and new regulations on the specific patents discussed in this filing have not been determined and would need to be reviewed. However, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

In addition, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, in the case, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to DNA molecules are not patentable. We cannot predict how this and future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents. Any similar adverse changes in the patent laws of other jurisdictions could also have a material adverse effect on our business, financial condition, results of operations and prospects.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. The terms of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest non-provisional filing date in the applicable country. However, the actual protection afforded by a patent varies from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent. Various extensions including PTE and PTA, may be available, but the life of a patent, and the protection it affords, is limited. For more information regarding PTA and PTE, please see “Business—Intellectual Property”. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting our product candidates might expire before or shortly after we or our partners commercialize those candidates. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain PTE and data exclusivity for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited PTE under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments PTE term of up to five years as compensation for patent term lost during the FDA regulatory review process. A PTE cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent per product may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, even if we were to seek a PTE, it may not be granted because of, for example, the failure to exercise due diligence during the testing phase or regulatory review process, the failure to apply within applicable deadlines, the failure to apply prior to expiration of relevant patents, or any other failure to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain PTE or term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for our technology and product candidates, we also rely on know-how and trade secret protection, as well as confidentiality agreements, non-disclosure agreements and invention assignment agreements with our employees, consultants and third-parties, to protect our confidential and proprietary information, especially where we do not believe patent protection is appropriate or obtainable.

It is our policy to require our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors, and other third parties to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed by or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties, except in certain specified circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and that are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. In the case of consultants and other third parties, the agreements provide that all inventions conceived in connection with the services provided are our exclusive property. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Additionally, the assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information through other appropriate precautions, such as physical and technological security measures. However, trade secrets and know-how can be difficult to protect. These measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and any recourse we might take against this type of misconduct may not provide an adequate remedy to protect our interests fully. In addition, trade secrets may be independently developed by others in a manner that could prevent us from receiving legal recourse. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any of that information was independently developed by a competitor, our competitive position could be harmed.

In addition, some courts inside and outside the United States are sometimes less willing or unwilling to protect trade secrets. If we choose to go to court to stop a third party from using any of our trade secrets, we may incur substantial costs. Even if we are successful, these types of lawsuits may consume our time and other resources. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Third Parties may assert that our employees, consultants, or advisors have wrongfully used or disclosed confidential information or misappropriated trade secrets.

As is common in the biotechnology and pharmaceutical industries, we employ individuals that are currently or were previously employed at universities, research institutions or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. We may then have to pursue litigation to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, that perception could have a substantial adverse effect on the price of our common stock. This type of litigation or proceeding could substantially increase our operating losses and reduce our resources available for development activities, and we may not have sufficient financial or other resources to adequately conduct this type of litigation or proceedings. For example, some of our competitors may be able to sustain the costs of this type of litigation or proceedings more effectively than we can because of their substantially greater financial resources. In any case, uncertainties resulting from the initiation and continuation of intellectual property litigation or other intellectual property related proceedings could adversely affect our ability to compete in the marketplace.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and growth prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	any product candidates we may develop will eventually become commercially available in generic or biosimilar product forms;

•

others may be able to make gene therapy products that are similar to any product candidates we may develop or utilize similar base editing technology but that are not covered by the claims of the patents that we license or may own in the future;

•

we, or our license partners or current or future collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future;

•	we, or our license partners or current or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•

we, or our license partners or current or future collaborators, may fail to meet our obligations to the U.S. government regarding any in-licensed patents and patent applications funded by U.S. government grants, leading to the loss or unenforceability of patent rights;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

•	it is possible that our pending, owned or licensed patent applications or those that we may own in the future will not lead to issued patents;

•	it is possible that there are prior public disclosures that could invalidate our owned or in-licensed patents, or parts of our owned or in-licensed patents;

•	it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our product candidates or technology similar to ours;

•

it is possible that our owned or in-licensed patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

•	issued patents that we hold rights to may be held invalid, unenforceable, or narrowed in scope, including as a result of legal challenges by our competitors;

•	the claims of our owned or in-licensed issued patents or patent applications, if and when issued, may not cover our product candidates;

•

the laws of foreign countries may not protect our proprietary rights or the proprietary rights of license partners or current or future collaborators to the same extent as the laws of the United States;

•

the inventors of our owned or in-licensed patents or patent applications may become involved with competitors, develop products or processes that design around our patents, or become hostile to us or the patents or patent applications on which they are named as inventors;

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•

we have engaged in scientific collaborations in the past and will continue to do so in the future and our collaborators may develop adjacent or competing products that are outside the scope of our patents;

•	we may not develop additional proprietary technologies that are patentable;

•	any product candidates we develop may be covered by third parties’ patents or other exclusive rights;

•	the patents of others may harm our business; or

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Risks related to regulatory and other legal compliance matters

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming, and uncertain and may prevent us from obtaining approvals for the commercialization of any product candidates we may develop. If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize, or will be delayed in commercializing, product candidates we may develop, and our ability to generate revenue will be materially impaired.

Any product candidates we may develop and the activities associated with their development and commercialization, including their design, testing, manufacture, recordkeeping, labeling, storage, approval, advertising, promotion, sale, import, export, and distribution, are subject to comprehensive regulation by the FDA, the EMA and other regulatory authorities in the United States and by comparable authorities in other countries. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate in a given jurisdiction. We have not received approval to market any product candidates from regulatory authorities in any jurisdiction. We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third parties to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the biological product candidate’s safety, purity, and potency. Securing regulatory approval also requires the submission of extensive information about the product manufacturing process, and inspection of manufacturing facilities by, the relevant regulatory authority. Any product candidates we develop may not be effective, may be only moderately effective, or may prove to have undesirable or unintended side effects, toxicities, or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive, may take many years if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity, and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical, or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit, or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved medicine not commercially viable.

If we experience delays in obtaining approval or if we fail to obtain approval of any product candidates we may develop, the commercial prospects for those product candidates may be harmed, and our ability to generate revenues will be materially impaired.

Failure to obtain marketing approval in foreign jurisdictions would prevent any product candidates we may develop from being marketed in such jurisdictions, which, in turn, would materially impair our ability to generate revenue.

In order to market and sell any product candidates we may develop in the European Union and other foreign jurisdictions, we or our third-party collaborators must obtain separate marketing approvals (a single one for the European Union) and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product candidate be approved for reimbursement before the product candidate can be approved for sale in that country. We or these third parties may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our medicines in any jurisdiction, which would materially impair our ability to generate revenue.

On June 23, 2016, the U.K. electorate voted in favor of leaving the EU, commonly referred to as “Brexit.” Thereafter, on March 29, 2017, the country formally notified the European Union of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. The withdrawal of the United Kingdom from the European Union was due to occur on March 29, 2019, but has now been extended to October 31, 2019. It is possible that there will be further extension. If the Withdrawal Agreement as currently drafted is ratified by the U.K. parliament, there will be a period of two years during which the regulatory regime will remain essentially the same across the United Kingdom and the EU.

Since the regulatory framework for pharmaceutical products in the United Kingdom relating to quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from EU directives and regulations, Brexit will materially impact the future regulatory regime which applies to products and the approval of product candidates in the United Kingdom. In the first instance, a separate United Kingdom authorization from any centralized authorization for the EU would need to be applied for. In the immediately foreseeable future, the process is likely to remain very similar to that applicable in the EU, albeit that the processes for applications will be separate. Longer term, the United Kingdom is likely to develop its own legislation that diverges from that in the EU.

Even if we, or any collaborators we may have, obtain marketing approvals for any product candidates we develop, the terms of approvals and ongoing regulation of our product candidates could require the substantial expenditure of resources and may limit how we, or they, manufacture and market our product candidates, which could materially impair our ability to generate revenue.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising, and promotional activities for such medicine, will be subject to continual requirements of and review by the FDA, EMA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, facility registration and drug listing requirements, cGMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, and requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the medicine may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the medicine.

Accordingly, assuming we, or any collaborators we may have, receive marketing approval for one or more product candidates we develop, we, and such collaborators, and our and their contract manufacturers will continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance, and quality control. If we and such collaborators are not able to comply with post-approval regulatory requirements, we and such collaborators could have the marketing approvals for our products withdrawn by regulatory authorities and our, or such collaborators’, ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. Further, the cost of compliance with post-approval regulations may have a negative effect on our business, operating results, financial condition, and prospects.

Any product candidate for which we obtain marketing approval could be subject to restrictions or withdrawal from the market, and we may be subject to substantial penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our medicines, when and if any of them are approved.

The FDA, the EMA, and other regulatory agencies closely regulate the post-approval marketing and promotion of medicines to ensure that they are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA, the EMA and other regulatory agencies impose stringent restrictions on manufacturers’ communications regarding off-label use, and if we market our medicines for off-label use, we may be subject to enforcement action for off-label marketing by the FDA and other federal and state enforcement agencies, including the Department of Justice. Violation of the Federal Food, Product, and Cosmetic Act and other statutes, including the False Claims Act, and equivalent legislation in other countries relating to the promotion and advertising of prescription products may also lead to investigations or allegations of violations of federal and state and other countries’ health care fraud and abuse laws and state consumer protection laws. Even if it is later determined we were not in violation of these laws, we may be faced with negative publicity, incur significant expenses defending our actions and have to divert significant management resources from other matters.

In addition, later discovery of previously unknown problems with our medicines, manufacturers, or manufacturing processes, or failure to comply with regulatory requirements, may yield various negative consequences, including:

•	restrictions on such medicines, manufacturers, or manufacturing processes;
•	restrictions on the labeling or marketing of a medicine;
•	restrictions on the distribution or use of a medicine;
•	requirements to conduct post-marketing clinical trials;
•	receipt of warning or untitled letters;
•	withdrawal of the medicines from the market;
•	refusal to approve pending applications or supplements to approved applications that we submit;
•	recall of medicines;
•	fines, restitution, or disgorgement of profits or revenue;
•	restrictions on future procurements with governmental authorities;
•	suspension or withdrawal of marketing approvals;
•	suspension of any ongoing clinical trials;
•	refusal to permit the import or export of our medicines;
•	product seizure; and
•	injunctions or the imposition of civil or criminal penalties.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize any product candidates we may develop and adversely affect our business, financial condition, results of operations, and prospects.

Our relationships with healthcare providers, physicians, and third-party payors will be subject to applicable anti-kickback, fraud and abuse, anti-bribery and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, and diminished profits and future earnings.

Healthcare providers, physicians, and third-party payors play a primary role in the recommendation and prescription of any product candidates that we may develop for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell, and distribute our medicines for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:

•

federal false claims, false statements and civil monetary penalties laws prohibiting, among other things, any person from knowingly presenting, or causing to be presented, a false claim for payment of government funds or knowingly making, or causing to be made, a false statement to get a false claim paid;

•

federal healthcare program anti-kickback law, which prohibits, among other things, persons from soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

•

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which, in addition to privacy protections applicable to healthcare providers and other entities, prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•

the federal Food, Drug, and Cosmetic Act, or the FDCA, which among other things, strictly regulates drug marketing, prohibits manufacturers from marketing such products for off-label use and regulates the distribution of samples;

•

federal laws that require pharmaceutical manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under government healthcare programs;

•

the so-called “federal sunshine” law under the Healthcare Reform Act, which requires pharmaceutical and medical device companies to monitor and report certain financial interactions with certain healthcare providers to the Center for Medicare & Medicaid Services within the U.S. Department of Health and Human Services for re-disclosure to the public related to payments or transfer of value made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

•

analogous state and foreign laws and regulations, such as state anti-kickback, anti-bribery and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.

Some state laws also require pharmaceutical companies to comply with specific compliance standards, restrict financial interactions between pharmaceutical companies and healthcare providers or require pharmaceutical companies to report information related to payments to health care providers or marketing expenditures.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Given the breadth of the laws and regulations, limited guidance for certain laws and regulations and evolving government interpretations of the laws and regulations, governmental authorities may possibly conclude that our business practices may not comply with healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other government regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in government health care programs, such as Medicare and Medicaid, imprisonment, and the curtailment or restructuring of our operations, any of which could adversely affect our business, financial condition, results of operations, and prospects.

The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order, or use of medicinal products is prohibited in the European Union. The provision of benefits or advantages to physicians is also governed by the national anti-bribery laws of European Union Member States, such as the U.K. Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain European Union Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization, and/or the regulatory authorities of the individual European Union Member States. These requirements are provided in the national laws, industry codes, or professional codes of conduct applicable in the European Union Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

The efforts of the Trump Administration to pursue regulatory reform may limit the FDA’s ability to engage in oversight and implementation activities in the normal course, and that could negatively impact our business.

The Trump Administration has taken several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. On January 30, 2017, President Trump issued an executive order, applicable to all executive agencies, including the FDA, that requires that for each notice of proposed rulemaking or final regulation to be issued in fiscal year 2017, the agency shall identify at least two existing regulations to be repealed, unless prohibited by law. These requirements are referred to as the “two-for-one” provisions. This executive order includes a budget neutrality provision that requires the total incremental cost of all new regulations in the 2017 fiscal year, including repealed regulations, to be no greater than zero, except in limited circumstances. For fiscal years 2018 and beyond, the executive order requires agencies to identify regulations to offset any incremental cost of a new regulation. In interim guidance issued by the Office of Information and Regulatory Affairs within the Office of Management and on February 2, 2017, the administration indicates that the “two-for-one” provisions may apply not only to agency regulations, but also to significant agency guidance documents. It is difficult to predict how these requirements will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Healthcare and other reform legislation, may increase the difficulty and cost for us and any collaborators we may have to obtain marketing approval of and commercialize any product candidates we may develop and affect the prices we, or they, may obtain.

In the United States and some foreign jurisdictions, there have been and continue to be ongoing efforts to implement legislative and regulatory changes regarding the healthcare system. Such changes could prevent or delay marketing approval of any product candidates that we may develop, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. Although we cannot predict what healthcare or other reform efforts will be successful, such efforts may result in more rigorous coverage criteria, in additional downward pressure on the price that we, or our future collaborators, may receive for any approved products or in other consequences that may adversely affect our ability to achieve or maintain profitability.

Within the United States, the federal government and individual states have aggressively pursued healthcare reform, as evidenced by the passing of the Healthcare Reform Act and the ongoing efforts to modify or repeal that legislation. The Healthcare Reform Act substantially changed the way healthcare is financed by both governmental and private insurers and contains a number of provisions that affect coverage and reimbursement of drug products and/or that could potentially reduce the demand for pharmaceutical products such as increasing drug rebates under state Medicaid programs for brand name prescription drugs and extending those rebates to Medicaid managed care and assessing a fee on manufacturers and importers of brand name prescription drugs reimbursed under certain government programs, including Medicare and Medicaid. Other aspects of healthcare reform, such as expanded government enforcement authority and heightened standards that could increase compliance-related costs, could also affect our business. Modifications have been implemented under the Trump Administration and additional modifications or repeal may occur. There are, and may continue to be, judicial challenges. See “Government Regulation—Health Care and Other Reform.” We cannot predict the ultimate content, timing or effect of any changes to the Healthcare Reform Act or other federal and state reform efforts. There is no assurance that federal or state health care reform will not adversely affect our future business and financial results, and we cannot predict how future federal or state legislative, judicial or administrative changes relating to healthcare reform will affect our business.

Federal and state governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, waivers from Medicaid drug rebate law requirements, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. The private sector has also sought to control healthcare costs by limiting coverage or reimbursement or requiring discounts and rebates on products. We are unable to predict what additional legislation, regulations or policies, if any, relating to the healthcare industry or third party coverage and reimbursement may be enacted in the future or what effect such legislation, regulations or policies would have on our business. Any cost containment measures could significantly decrease the available coverage and the price we might establish for our potential products, which would have an adverse effect on our net revenues and operating results.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for biotechnology products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations for biological products will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval and decision-making processes may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

Fast track, breakthrough, or regenerative medicine advanced therapy designation by the FDA may not actually lead to a faster development or regulatory review or approval process, and does not assure FDA approval of any product candidates we may develop.

FDA’s fast track, breakthrough, and regenerative medicine advanced therapy, or RMAT, programs are intended to expedite the development of certain qualifying products intended for the treatment of serious diseases and conditions. If a product candidate is intended for the treatment of a serious or life threatening condition and preclinical or clinical data demonstrate the product’s potential to address an unmet medical need for this condition, the sponsor may apply for FDA fast track designation. A product candidate may be designated as a breakthrough therapy if it is intended to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. A product candidate may receive RMAT designation if it is a regenerative medicine therapy that is intended to treat, modify, reverse or cure a serious or life-threatening condition, and preliminary clinical evidence indicates that the product candidate has the potential to address an unmet medical need for such condition. While we may seek fast track, breakthrough, and/or RMAT designation, there is no guarantee that we will be successful in obtaining any such designation. Even if we do obtain such designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. A fast track, breakthrough, or RMAT designation does not ensure that the product candidate will receive marketing approval or that approval will be granted within any particular timeframe. In addition, the FDA may withdraw fast track, breakthrough, or RMAT designation if it believes that the designation is no longer supported by data from our clinical development program. Fast track, breakthrough, and/or RMAT designation alone do not guarantee qualification for the FDA’s priority review procedures.

Priority review designation by the FDA may not lead to a faster regulatory review or approval process and, in any event, does not assure FDA approval of any product candidates we may develop.

If the FDA determines that a product candidate is intended to treat a serious disease or condition and, if approved, would provide a significant improvement in the safety or effectiveness of the treatment, prevention, or diagnosis of such disease or condition, the FDA may designate the product candidate for priority review. A priority review designation means that the goal for the FDA to review a marketing application is six months from filing of the application, rather than the standard review period of ten months. We may request priority review for certain of our product candidates. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if we believe a particular product candidate is eligible for such designation or status, the FDA may disagree and decide not to grant it. Moreover, a priority review designation does not necessarily mean a faster regulatory review process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within the six-month review cycle or thereafter.

We may not be able to obtain orphan drug exclusivity for one or more of our product candidates, and even if we do, that exclusivity may not prevent the FDA or the EMA from approving other competing products.

Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is a drug or biologic intended to treat a rare disease or condition. A similar regulatory scheme governs approval of orphan product candidates by the EMA in the European Union. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for another product candidate for the same orphan therapeutic indication for that time period. The applicable period is seven years in the United States and ten years in the European Union. The exclusivity period in the European Union can be reduced to six years if a product no longer meets the criteria for orphan drug designation, in particular if the product is sufficiently profitable so that market exclusivity is no longer justified.

The FDA’s standards for granting orphan drug exclusivity in the gene therapy context are unclear and evolving. In order for the FDA to grant orphan drug exclusivity to one of our product candidates, the agency must find that the product candidate is indicated for the treatment of a condition or disease that affects fewer than

200,000 individuals in the United States or that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product candidate available for the disease or condition will be recovered from sales of the product in the United States. The FDA may conclude that the condition or disease for which we seek orphan drug exclusivity does not meet this standard. Even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different product candidates can be approved for the same condition. In addition, even after an orphan drug is approved, the FDA can subsequently approve the same product candidate for the same condition if the FDA concludes that the later product candidate is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care compared with the product that has orphan exclusivity. Orphan drug exclusivity may also be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of the patients with the rare disease or condition.

On August 3, 2017, the Congress passed the FDA Reauthorization Act of 2017, or FDARA. FDARA, among other things, codified the FDA’s pre-existing regulatory interpretation, to require that a drug sponsor demonstrate the clinical superiority of an orphan drug that is otherwise the same as a previously approved drug for the same rare disease in order to receive orphan drug exclusivity. The new legislation reverses prior precedent holding that the Orphan Drug Act unambiguously requires that the FDA recognize the orphan exclusivity period regardless of a showing of clinical superiority. The FDA may further reevaluate the Orphan Drug Act and its regulations and policies. We do not know if, when, or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our business. Depending on what changes the FDA may make to its orphan drug regulations and policies, our business could be adversely impacted.

Our employees, principal investigators, consultants, and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, consultants, and commercial partners, and, if we commence clinical trials, our principal investigators. Misconduct by these parties could include intentional failures to comply with FDA regulations or the regulations applicable in the European Union and other jurisdictions, provide accurate information to the FDA, the EMA, and other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately, or disclose unauthorized activities to us. In particular, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA, the EMA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations, and prospects, including the imposition of significant fines or other sanctions.

Laws and regulations governing any international operations we may have in the future may preclude us from developing, manufacturing and selling certain product candidates outside of the United States and require us to develop and implement costly compliance programs.

We are subject to numerous laws and regulations in each jurisdiction outside the United States in which we operate. The creation, implementation and maintenance of international business practices compliance programs is costly and such programs are difficult to enforce, particularly where reliance on third parties is required.

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. The anti-bribery provisions of the FCPA are enforced primarily by the Department of Justice. The SEC is involved with enforcement of the books and records provisions of the FCPA.

Similarly, the U.K. Bribery Act 2010 has extra-territorial effect for companies and individuals having a connection with the United Kingdom. The U.K. Bribery Act prohibits inducements both to public officials and private individuals and organizations. Compliance with the FCPA and the U.K. Bribery Act is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. Our expansion outside of the United States has required, and will continue to require, us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain drugs and drug candidates outside of the United States, which could limit our growth potential and increase our development costs. The failure to comply with laws governing international business practices may result in substantial penalties, including suspension or debarment from government contracting. Violation of the FCPA can result in significant civil and criminal penalties. Indictment alone under the FCPA can lead to suspension of the right to do business with the U.S. government until the pending claims are resolved. Conviction of a violation of the FCPA can result in long-term disqualification as a government contractor. The termination of a government contract or relationship as a result of our failure to satisfy any of our obligations under laws governing international business practices would have a negative impact on our operations and harm our reputation and ability to procure government contracts. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

We are subject to stringent privacy laws, information security laws, regulations, policies and contractual obligations related to data privacy and security and changes in such laws, regulations, policies and contractual obligations could adversely affect our business.

We are subject to data privacy and protection laws and regulations that apply to the collection, transmission, storage and use of personally-identifying information, which among other things, impose certain requirements relating to the privacy, security and transmission of personal information, including comprehensive regulatory systems in the U.S. and EU. The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Failure to comply with any of these laws and regulations could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information. In particular, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, establish privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation.

If we are unable to properly protect the privacy and security of protected health information, we could be found to have breached our contracts. Further, if we fail to comply with applicable privacy laws, including applicable HIPPA privacy and security standards, we could face civil and criminal penalties. The U.S. Department of Health and Human Services, of HHS, has the discretion to impose penalties without attempting to resolve violations through informal means. HHS enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. In addition, state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents. We cannot be sure how these regulations will be interpreted, enforced or applied to our operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to our policies, procedures and systems.

In the EU, we are subject to the General Data Protection Regulation, or GDPR, which went into effect in May 2018 and which imposes new obligations on companies that operate in our industry with respect to the processing of personal data and the cross-border transfer of such data. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. If our or our partners’ or service providers’ privacy or data security measures fail to comply with the GDPR requirements, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or fines of up to 20 million Euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, as well as compensation claims by affected individuals, negative publicity, reputational harm and a potential loss of business and goodwill.

While we continue to address the implications of the recent changes to EU data privacy regulations, data privacy remains an evolving landscape at both the domestic and international level, with new regulations coming into effect and continued legal challenges, and our efforts to comply with the evolving data protection rules may be unsuccessful. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. We must devote significant resources to understanding and complying with this changing landscape. Failure to comply with laws regarding data protection would expose us to risk of enforcement actions taken by data protection authorities in the EU and elsewhere and carries with it the potential for significant penalties if we are found to be non-compliant. Similarly, failure to comply with federal and state laws in the United States regarding privacy and security of personal information could expose us to penalties under such laws. Any such failure to comply with data protection and privacy laws could result in government-imposed fines or orders requiring that we change our practices, claims for damages or other liabilities, regulatory investigations and enforcement action, litigation and significant costs for remediation, any of which could adversely affect our business. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our business, financial condition, results of operations or prospects.

Risks related to employee matters, managing growth and information technology

Our future success depends on our ability to retain our Chief Executive Officer, Chief Scientific Officer and other key executives and to attract, retain, and motivate qualified personnel.

We are highly dependent on John Evans, our Chief Executive Officer, and Dr. Giuseppe Ciaramella, our Chief Scientific Officer, as well as the other principal members of our management and scientific teams. Mr. Evans, Dr. Ciaramella and such other principal members are employed “at will,” meaning we or they may terminate the employment at any time. We do not maintain “key person” insurance for any of our executives or other employees. The loss of the services of any of these persons could impede the achievement of our research, development, and commercialization objectives.

Recruiting and retaining qualified scientific, clinical, manufacturing, and sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors, including our scientific co-founders, may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. The inability to recruit, or loss of services of certain executives, key employees, consultants, or advisors, may impede the progress of our research, development, and commercialization objectives and have a material adverse effect on our business, financial condition, results of operations, and prospects.

We expect to expand our development, regulatory, and future sales and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of June 30, 2019, we had more than 80 full-time employees and, in connection with the growth and advancement of our pipeline and becoming a public company, we expect to increase the number of our employees and the scope of our operations, particularly in the areas of drug development, regulatory affairs, and sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational, and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expected expansion of our operations or recruit and train additional qualified personnel. Moreover, the expected physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

As a growing biotechnology company, we are actively pursuing new platforms and product candidates in many therapeutic areas and across a wide range of diseases. Successfully developing product candidates for and fully understanding the regulatory and manufacturing pathways to all of these therapeutic areas and disease states requires a significant depth of talent, resources and corporate processes in order to allow simultaneous execution across multiple areas. Due to our limited resources, we may not be able to effectively manage this simultaneous execution and the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, legal or regulatory compliance failures, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to compete effectively and commercialize our product candidates, if approved, will depend in part on our ability to effectively manage the future development and expansion of our company.

Our internal computer systems, or those of our third-party vendors, collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs, compromise sensitive information related to our business or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business.

Our internal computer systems and those of our current and any future third-party vendors, collaborators and other contractors or consultants are vulnerable to damage or interruption from computer viruses, computer hackers, malicious code, employee theft or misuse, denial-of-service attacks, sophisticated nation-state and nation-state-supported actors, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we seek to protect our information technology systems from system failure, accident and security breach, if such an event were to occur and cause interruptions in our operations, it could result in a disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other disruptions. For example, the loss of clinical trial data from future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. If we were to experience a significant cybersecurity breach of our information systems or data, the costs associated with the investigation, remediation and potential notification of the breach to counter-parties and data subjects could be material. In addition, our remediation efforts may not be successful. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology and cybersecurity infrastructure, we could suffer significant business disruption, including transaction errors, supply chain or manufacturing interruptions, processing inefficiencies, data loss or the loss of or damage to intellectual property or other proprietary information.

To the extent that any disruption or security breach were to result in a loss of, or damage to, our or our third-party vendors’, collaborators’ or other contractors’ or consultants’ data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability including litigation exposure, penalties and fines, we could become the subject of regulatory action or investigation, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed. Any of the above could have a material adverse effect on our business, financial condition, results of operations or prospects.

Risks related to this offering and ownership of our common stock

We do not know whether a market will develop for our common stock or what the market price of our common stock will be, and, as a result, it may be difficult for you to sell your shares of our common stock.

Before this offering, there was no public trading market for our common stock. If a market for our common stock does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors, and, as a result of these and other factors, the price of our common stock may fall.

You will incur immediate and substantial dilution as a result of this offering.

If you purchase common stock in this offering, you will incur immediate and substantial dilution of $        per share, representing the difference between the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, and our pro forma net tangible book value per share after giving effect to this offering and the automatic conversion of all outstanding shares of our preferred stock upon the closing of this offering. Moreover, we issued options in the past that allow the holders to acquire common stock at prices significantly below the assumed initial public offering price. As of June 30, 2019, there were 19,948,440 shares subject to outstanding options with a weighted-average exercise price of $0.75 per share. To the extent that these outstanding options are ultimately exercised or the underwriters exercise their option to purchase additional shares, you will incur further dilution. For a further description of the dilution you will experience immediately after this offering, see “Dilution.”

The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

The initial public offering price for our common stock was determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our common stock after the offering. As a result, you may not be able to sell your common stock at or above the initial public offering price. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	the success of existing or new competitive product candidates or technologies;

•	the timing and results of preclinical studies for any product candidates that we may develop;

•	failure or discontinuation of any of our product development and research programs;

•

results of preclinical studies, clinical trials, or regulatory approvals of product candidates of our competitors, or announcements about new research programs or product candidates of our competitors;

•	developments or changing views regarding the use of genetic medicines, including those that involve gene editing;

•	commencement or termination of collaborations for our product development and research programs;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents, or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our research programs, clinical development programs, or product candidates that we may develop;

•	the results of our efforts to develop additional product candidates or products;

•	actual or anticipated changes in estimates as to financial results, development timelines, or recommendations by securities analysts;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us, our insiders or other stockholders;

•	expiration of market stand-off or lock-up agreement;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in estimates or recommendations by securities analysts, if any, that cover our stock;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry, and market conditions; and

•	the other factors described in this “Risk Factors” section.

In recent years, the stock market in general, and the market for pharmaceutical and biotechnology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future.

Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

A significant portion of our total outstanding shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. After this offering and after giving effect to the conversion of all outstanding shares of our preferred stock into 130,616,784 shares of our common stock upon the closing of this offering, we will have                  shares of common stock outstanding, or                  shares if the underwriters exercise their option to purchase additional shares in full, in each case based on the 44,246,723 shares of our common stock outstanding as of June 30, 2019. Of these shares, the                  shares (or                  shares if the underwriters exercise their option to purchase additional shares in full) we are selling in this offering may be resold in the public market immediately, unless purchased

by our affiliates. The remaining                  shares are currently restricted under securities laws or as a result of lock-up or other agreements, but will be able to be sold after this offering as described in the “Shares Eligible for Future Sale” section of this prospectus. Moreover, after this offering, holders of an aggregate of 130,616,784 shares of our common stock will have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also plan to register all shares of common stock that we may issue under our equity compensation plans or that are issuable upon exercise of outstanding options. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus. If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

Insiders will continue to have substantial influence over us after this offering, which could limit your ability to affect the outcome of key transactions, including a change of control.

After this offering, our directors and executive officers and their affiliates will beneficially own shares representing approximately     % of our outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with this offering, we intend to begin the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or SOX, which will require annual management assessment of the effectiveness of our internal control over financial reporting. While we outsourced our finance and accounting personnel until the end of 2018, we have begun recruiting additional finance and accounting personnel with certain skill sets that we will need as a public company.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our common share price and make it more difficult for us to effectively market and sell our service to new and existing customers.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or SOX Section 404, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders will be different than the information that is available with respect to other public companies. In this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Global Market, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance, and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to SOX Section 404, we will be required to furnish a report by our management on our internal control over financial reporting beginning with our second filing of an Annual Report on Form 10-K with the SEC after we become a public company. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with SOX Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by SOX Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business, financial condition, results of operations and prospects. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We do not expect to pay any dividends for the foreseeable future. Investors in this offering may never obtain a return on their investment.

You should not rely on an investment in our common stock to provide dividend income. We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. In addition, any future credit facility may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn, or additional global financial crises, could result in a variety of risks to our business, including weakened demand for our product candidates, if approved, or our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Provisions in our amended and restated certificate of incorporation, our amended and restated by-laws and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation, amended and restated by-laws and Delaware law contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us or changes in our management that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. Our amended and restated certificate of incorporation and by-laws, which will become effective upon the closing of this offering, include provisions that:

•

authorize “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	create a classified board of directors whose members serve staggered three-year terms;

•	specify that special meetings of our stockholders can be called only by our board of directors;

•	prohibit stockholder action by written consent;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	provide that our directors may be removed only for cause;

•	specify that no stockholder is permitted to cumulate votes at any election of directors;

•	expressly authorized our board of directors to modify, alter or repeal our amended and restated by-laws; and

•	require supermajority votes of the holders of our common stock to amend specified provisions of our amended and restated certificate of incorporation and amended and restated by-laws.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock.

In addition, because we are incorporated in the State of Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Any provision of our amended and restated certificate of incorporation, amended and restated by-laws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated certificate of incorporation designates the state or federal courts within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, subject to limited exceptions, the state or federal courts within the State of Delaware will be exclusive forums for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated by-laws or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements include, but are not limited to, statements concerning:

•	the initiation, timing, progress and results of our research and development programs and preclinical and clinical studies;

•	our ability to demonstrate, and the timing of, preclinical proof-of-concept in vivo for multiple programs;

•	our ability to advance any product candidates that we may develop and successfully complete any clinical studies, including the manufacture of any such product candidates;

•	our ability to pursue a comprehensive suite of clinically validated delivery modalities;

•	our ability to quickly leverage our initial programs and to progress additional programs to create a clinical portfolio;

•	the timing of our “waves” of investigational new drug applications filings;

•	the implementation of our strategic plans for our business, programs, product candidates, and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	developments related to our competitors and our industry;

•	our ability to leverage the clinical, regulatory, and manufacturing advancements made by gene therapy and gene editing programs to accelerate our clinical trials and approval of product candidates;

•	our ability to identify and enter into future license agreements and collaborations;

•	developments related to base editing technologies;

•	our ability to successfully develop our three distinct pipelines and obtain and maintain approval for our product candidates;

•	regulatory developments in the United States and foreign countries;

•	our ability to attract and retain key scientific and management personnel; and

•	our use of proceeds from this offering, estimates of our expenses, capital requirements, and needs for additional financing.

The forward-looking statements in this prospectus are only predictions and are based largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of known and unknown risks, uncertainties and assumptions, including those described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

Use of proceeds

We estimate that the net proceeds to us from the sale of the shares of common stock in this offering will be approximately $            million, or approximately $            if the underwriters exercise their option to purchase additional shares in full, based upon an assumed initial price to the public of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the net proceeds to us from this offering by approximately $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $            , assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

As of June 30, 2019, we had cash, cash equivalents, and marketable securities of $126.8 million. The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock and to facilitate our access to the public equity markets.

We currently expect to use the net proceeds from this offering, together with our existing cash, cash equivalents, and marketable securities, as follows:

•

approximately $             million for continued research and development of our portfolio of base editing programs, including preclinical studies and advancement through potential preclinical proof-of-concept for our three delivery modalities;

•	approximately $ million for IND-enabling studies and the potential initiation of clinical studies for certain of our current programs;

•	approximately $ million for continued advancement of our platform technologies and discovery-stage research for other potential programs; and

•	the remainder for general corporate purposes.

All of our programs are currently in preclinical stage of development. The specific allocation of the proceeds from this offering and our current cash, cash equivalents, and marketable securities towards specific programs will depend on, among other things, results from our research and development efforts for each program, the timing and success of our preclinical studies and the timing and outcome of regulatory submissions. As a result, and due to the number of our programs currently in preclinical development, we currently are unable to specify to what stage of development the proceeds from this offering and our current cash, cash equivalents, and marketable securities will bring any particular program. We expect the net proceeds from this offering, together with our existing cash, cash equivalents, and marketable securities, will not be sufficient for us to advance any of our programs through regulatory approval, and we will need to raise additional capital to complete the development and potential commercialization of any of our programs.

We may also use a portion of the net proceeds from this offering to acquire, in-license or invest in products, technologies or businesses that are complementary to our business. The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our preclinical development efforts, our operating costs and other factors described under “Risk Factors” in this prospectus.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with complete certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above.

Based on our planned use of the net proceeds from this offering and our existing cash, cash equivalents and marketable securities, we estimate that such funds will be sufficient to enable us to fund our operating expenses, debt service, and capital expenditure requirements through at least the next      months. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we plan to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Dividend policy

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors our board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. Our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any indebtedness we may incur.

Capitalization

The following table summarizes our cash, cash equivalents, and marketable securities and capitalization as of June 30, 2019:

•	on an actual basis;

•

on a pro forma basis, to reflect (i) the automatic conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 130,616,784 shares of common stock immediately prior to the closing of this offering, assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus and (ii) the effectiveness of our amended and restated certificate of incorporation; and

•

on a pro forma as adjusted basis, to further reflect the sale and issuance by us of              shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

You should read the information in this table together with the consolidated financial statements and related notes to those statements, as well as the information set forth under the headings “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2019
(in thousands, except per share amounts)	Actual	Pro forma	Pro forma as adjusted
Cash, cash equivalents and marketable securities	$126,760	$126,760	$

Redeemable convertible preferred stock (par value $0.01 per share; actual: 130,668 authorized and 130,617 issued and outstanding; pro forma and pro forma as adjusted: no shares authorized, issued or outstanding)	295,524	—		—

Stockholders’ (deficit) equity:
Common stock ($0.01 par value; actual: 205,000 shares authorized, 44,247 shares issued, and 28,852 shares outstanding; pro forma: 205,000 shares authorized, 174,864 shares issued and 159,469 shares outstanding; pro forma as adjusted: 205,000 shares authorized, shares issued, and shares outstanding)	289	1,595
Additional paid-in capital	3,944	298,162
Accumulated other comprehensive income	83	83
Accumulated deficit	(156,189)	(156,189)

Total stockholders’ (deficit) equity	$(151,873)	$143,651	$

Total capitalization	$143,651	$143,651	$

Each $1.00 increase (decrease) in the assumed initial price to the public of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ deficit and total capitalization on a pro forma as adjusted basis by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ deficit and total capitalization on a pro forma as adjusted basis by approximately $            , assuming that the assumed initial price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to the public and other terms of this offering determined at pricing.

The outstanding share information in the table above excludes as of June 30, 2019:

•	19,948,440 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2019 under the 2017 Plan at a weighted average exercise price of $0.75 per share;

•	9,106,065 shares of common stock available for future issuance as of June 30, 2019 under our 2017 Plan;

•	shares of common stock reserved for issuance under the 2019 Plan which will become effective in connection with this offering; and

•	shares of common stock reserved for issuance under the 2019 ESPP which will become effective in connection with this offering.

Dilution

If you invest in our common stock in this offering, you will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of your shares of common stock. Dilution in pro forma as adjusted net tangible book value represents the difference between the assumed initial price to the public per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Net tangible book value per share represents our total tangible assets, including operating lease right-of-use assets of $15.7 million, less total liabilities divided by the number of shares of outstanding common stock. Outstanding common stock includes 28,852,419 shares of common stock outstanding as of June 30, 2019 plus 15,394,304 shares of unvested restricted stock, which are not included as issued and outstanding for accounting purposes and are not included in our consolidated financial statements. The historical net tangible book value of our common stock as of June 30, 2019 was $143.7 million, or $3.25 per share. Our pro forma net tangible book value as of June 30, 2019 was $             or $             per share, based on the total number of shares of our common stock outstanding as of June 30, 2019. Pro forma net tangible book value, before the issuance and sale of shares in this offering, gives effect to the automatic conversion of the outstanding redeemable convertible preferred stock into an aggregate of 130,616,784 shares of common stock immediately prior to the closing of this offering, assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

After giving effect to our sale of                  shares of common stock in this offering at an assumed initial public offering price $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2019 would have been approximately $            , or $             per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to investors participating in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Historical net tangible book value per share of common stock as of June 30, 2019	$3.25
Increase per share in net tangible book deficit per share of common stock attributable to pro forma adjustments

Pro forma net tangible book value per share of common stock as of June 30, 2019
Increase in net tangible book value per share of common stock attributable to this offering

Pro forma as adjusted net tangible book value per share of common stock after this offering

Dilution per share of common stock to new investors participating in this offering		$

Each $1.00 increase (decrease) in the assumed initial price to the public of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by approximately $            , or approximately $             per share, and increase (decrease) the dilution per share to investors participating in this offering by approximately $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. An increase of

1,000,000 in the number of shares offered by us would increase the pro forma as adjusted net tangible book value by approximately $            , or $             per share, and the dilution per share to investors participating in this offering would be $             per share, assuming that the assumed initial price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Similarly, a decrease of 1,000,000 shares in the number of shares offered by us would decrease the pro forma as adjusted net tangible book value by approximately $            , or $(            ) per share, and the dilution per share to investors participating in this offering would be $             per share, assuming that the assumed initial price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to the public and other terms of this offering determined at pricing.

If the underwriters exercise in full their option to purchase additional shares of common stock from us in this offering, our pro forma as adjusted net tangible book value per share after the offering would be $             , and the dilution per share to new investors would be $            , in each case assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on the pro forma as adjusted basis as of June 30, 2019, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted-average price per share paid by existing stockholders and by investors participating in this offering.

	Shares purchased		Total consideration			Average price per share
	Common and preferred
	Number	Percent	Amount		Percent
Existing stockholders	148,052,695	%		$223,637,730	%		$1.51
New investors		%			%
Total		100.0%	$		100.0%	$

In addition, if the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by existing stockholders will be reduced to     % of the total number of shares of common stock to be outstanding upon completion of this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to             of the total number of shares of common stock to be outstanding upon completion of the offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) total consideration paid by new investors by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) total consideration paid by new investors by $            , assuming that the assumed initial price to the public remains the same.

The outstanding share information in the tables above excludes:

•	19,948,440 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2019 under the 2017 Plan at a weighted average exercise price of $0.75 per share;

•	9,106,065 shares of common stock available for future issuance as of June 30, 2019 under our 2017 Plan;

•	shares of common stock reserved for issuance under the 2019 Plan which will become effective in connection with this offering; and

•	shares of common stock reserved for issuance under the 2019 ESPP which will become effective in connection with this offering.

Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. New investors will experience further dilution if any of our outstanding options are exercised, new options are issued and exercised under our equity incentive plans or we issue additional shares of common stock, other equity securities or convertible debt securities for lower consideration per share than in this offering in the future.

Selected financial data

The following tables set forth, for the periods and as of the dates indicated, our selected historical financial data. The consolidated statements of operations data for the year ended December 31, 2018 and the period from January 25, 2017 (Inception) to December 31, 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2019 and 2018 and our consolidated balance sheet as of June 30, 2019 have been derived from our unaudited financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial data. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results.

	Six months ended June 30,		Year ended December 31, 2018	Period from January 25, 2017 (Inception) through December 31, 2017
	2019	2018
	(in thousands, except share and per share data)
Consolidated Statement of Operations and Other Comprehensive Loss Data:
License revenue	$6	$—	$—	$—

Operating expenses:
Research and development	21,859	14,167	33,873	5,859
General and administrative	8,906	5,323	11,868	2,021

Total operating expenses	30,765	19,490	45,741	7,880

Loss from operations	(30,759)	(19,490)	(45,741)	(7,880)

Other income (expense):
Loss on issuance of preferred stock in connection with Blink Merger(1)	—	—	(49,500)	—
Loss on issuance of preferred stock to investors	—	(67)	(5,715)	—
Change in fair value of derivative liabilities	(2,000)	(515)	(11,749)	(500)
Change in fair value of preferred stock tranche liabilities	—	(321)	(4,325)	404
Other expense	(5)	—	—	(26)
Interest income	1,293	—	292	—

Total other income (expense)	(712)	(903)	(70,997)	(122)

Net loss	(31,471)	(20,393)	(116,738)	(8,002)
Unrealized gain on marketable securities	83	—	—	—

Comprehensive loss	$(31,388)	$(20,393)	$(116,738)	$(8,002)

	Six months ended June 30,		Year ended December 31, 2018	Period from January 25, 2017 (Inception) through December 31, 2017
	2019	2018
	(in thousands, except share and per share data)
Net loss per common share attributable to common stockholders, basic and diluted(2)	$(1.40)	$(3.62)	$(9.04)	$(8.36)

Weighted-average common shares used in net loss per share attributable to common stockholders, basic and diluted(2)	26,988,181	5,698,296	12,977,480	1,159,283

Pro forma net loss per common share attributable to common stockholders, basic and diluted(2)	$(0.20)		$(1.98)

Pro forma weighted-average common shares used in net loss per share attributable to common stockholders, basic and diluted(2)	155,954,401		58,084,949

(in thousands)	As of June 30, 2019

Balance Sheet Data:
Cash, cash equivalents and marketable securities	$126,760
Working capital(3)	114,079
Total assets	180,547
Redeemable convertible preferred stock	295,524
Total stockholders’ deficit	(151,873)

(1)	See Note 8 to our consolidated financial statements included elsewhere in the prospectus for a description of the Blink Merger.

(2)	See Note 12 to our consolidated financial statements and Note 13 to our unaudited interim financial statements included elsewhere in this prospectus for a description of the method used to calculate basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per common share attributable to common stockholders.

(3)	We define working capital as current assets less current liabilities.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Some of the numbers included herein have been rounded for the convenience of presentation. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a biotechnology company committed to creating a new class of precision genetic medicines, based on our proprietary base editing technology, with a vision of providing life-long cures to patients suffering from serious diseases.

Our proprietary base editing technology potentially enables an entirely new class of precision genetic medicines that targets a single base in the genome without making a double-stranded break in the DNA. This approach uses a chemical reaction designed to create precise, predictable and efficient genetic outcomes at the targeted sequence, which we believe will dramatically increase the impact of gene editing for a broad range of therapeutic applications. We believe we will be able to rapidly advance our portfolio of novel base editing programs by building on the significant recent advances in the field of genetic medicines.

Our novel base editors have two principal components that are fused together to form a single protein: (i) a CRISPR protein bound to a guide RNA, that leverages the established DNA-targeting ability of CRISPR, but modified to not cause a double-stranded break, and (ii) a base editing enzyme, such as a deaminase, which carries out the desired chemical modification of the target DNA base.

For the majority of our 12 programs, we have demonstrated base editing of cells in vitro at therapeutically relevant levels, which we believe has the potential to be disease-modifying for each disease. We have also successfully demonstrated feasibility of base editing with each of our three delivery modalities in relevant cell types (electroporation and AAV) and in vivo in mice (LNP).

We expect to achieve preclinical proof-of-concept in vivo, which would include engraftment of ex vivo base edited human cells in mice or base editing with AAV or LNP in non-human primates, for multiple programs in 2020. If successful, this will allow us to initiate investigational new drug, or IND, enabling studies for multiple programs beginning in 2020, potentially leading to an initial wave of IND filings beginning in 2021.

We were incorporated on January 25, 2017 and commenced operations shortly thereafter. Since our inception, we have devoted substantially all of our resources to building our base editing platform and advancing development of our portfolio of programs, establishing and protecting our intellectual property, conducting research and development activities, organizing and staffing our company, business planning, raising capital and providing general and administrative support for these operations. To date, we have financed our operations primarily through the sales of our Series A-1 redeemable convertible preferred stock, or the Series A-1 Preferred Stock, Series A-2 redeemable convertible preferred stock, or the Series A-2 Preferred Stock, and Series B redeemable convertible preferred stock, or the Series B Preferred Stock and, together with the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, the Preferred Stock. Through June 30, 2019, we have raised an aggregate of $223.6 million from the sale of our Preferred Stock.

On May 9, 2018, we entered into a merger option agreement with Blink Therapeutics Inc., or Blink. In September 2018, we exercised our option to acquire Blink, or the Blink Merger, and Blink thereafter became our wholly-owned subsidiary. Blink held rights to certain intellectual property related to RNA-based editing. Pursuant to the Blink Merger, we issued two shares of our Series A-2 Preferred Stock for each share of redeemable convertible series A preferred stock of Blink, and we issued two shares of our common stock for each share of Blink common stock. We began consolidating Blink on May 9, 2018.

We are a development stage company, and all of our programs are at a preclinical stage of development. To date, we have not generated any revenue from product sales and do not expect to generate revenue from the sale of products for the foreseeable future. Since inception we have incurred significant operating losses. Our net losses for the year ended December 31, 2018 and the period from January 25, 2017 (Inception) to December 31, 2017 were $116.7 million and $8.0 million, respectively, and $31.5 million and $20.4 million for the six months ended June 30, 2019 and 2018, respectively. As of June 30, 2019, we have an accumulated deficit of $156.2 million.

Our total operating expenses were $45.7 million and $7.9 million for the year ended December 31, 2018 and the period from January 25, 2017 (Inception) to December 31, 2017, respectively, and $30.8 million and $19.5 million for the six months ended June 30, 2019 and 2018, respectively. We expect to continue to incur significant expenses and increasing operating losses in connection with ongoing development activities related to our portfolio of programs as we continue our preclinical development of product candidates; advance these product candidates toward clinical development; further develop our base editing platform; research activities as we seek to discover and develop additional product candidates; maintenance, expansion enforcement, defense, and protection of our intellectual property portfolio; and hiring research and development, clinical and commercial personnel. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

As a result of these anticipated expenditures, we will need additional financing to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances, and licensing arrangements. We may be unable to raise additional funds or enter into such other agreements when needed on favorable terms or at all. Our inability to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy. We will need to generate significant revenue to achieve profitability, and we may never do so.

We expect that our existing cash, cash equivalents, and marketable securities, together with anticipated net proceeds from the offering, will enable us to fund our current and planned operating expenses and capital expenditures for at least the next            . We have based these estimates on assumptions that may prove to be imprecise, and we may exhaust our available capital resources sooner that we currently expect. See “—Liquidity and Capital Resources.” Because of the numerous risks and uncertainties associated with the development our programs, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates.

Components of our results of operations

Operating expenses

Research and development expenses

Research and development expenses consist of costs incurred in performing research and development activities, which include:

•

the cost to obtain licenses to intellectual property, such as those with Harvard, Broad and Editas, and related future payments should certain, success, development and regulatory milestones be achieved;

•	personnel-related expenses, including salaries, bonuses, benefits and stock-based compensation for employees engaged in research and development functions;

•

expenses incurred in connection with the discovery and preclinical development of our research programs, including under agreements with third parties, such as consultants, contractors and contract research organizations;

•	the cost of developing and validating our manufacturing process for use in our preclinical studies and future clinical trials;

•	laboratory supplies and research materials; and

•	facilities, depreciation and other expenses which include direct and allocated expenses.

We expense research and development costs as incurred. Advance payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the benefits are consumed.

In the early phases of development, our research and development costs are often devoted to product platform and proof-of-concept studies that are not necessarily allocable to a specific target, therefore, we have not yet begun tracking our expenses on a program-by-program basis.

We expect that our research and development expenses will increase substantially in connection with our planned preclinical and future clinical development activities.

General and administrative expenses

General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation for personnel in our executive, intellectual property, business development, and administrative functions. General and administrative expenses also include legal fees relating to intellectual property and corporate matters, professional fees for accounting, auditing, tax and consulting services, insurance costs, travel, and direct and allocated facility related expenses and other operating costs.

We anticipate that our general and administrative expenses will increase in the future to support increased research and development activities. We also expect to incur increased costs associated with being a public company, including costs of accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance costs, and investor and public relations costs.

Loss on issuance of preferred stock in connection with Blink Merger

Loss on issuance of preferred stock in connection with the Blink Merger represents the expense recognized upon the consummation of the Blink Merger. Pursuant to the Blink Merger, we issued two shares of our

Series A-2 Preferred Stock for each share of Blink and took a charge representing the excess of the fair value of our Series A-2 Preferred Stock issued to Blink shareholders over the value of the Blink preferred stock exchanged by Blink shareholders.

Loss on issuance of preferred stock to investors

Loss on issuance of preferred stock to investors consists of a charge taken upon issuance of our Preferred Stock at a discount due to an increase in value above the sale price.

Change in fair value of derivative liabilities

Change in fair value of derivative liabilities consist primarily of remeasurement gains or losses associated with changes in the anti-dilution issuance rights, finance milestone payment liabilities and success payment liabilities associated with our license agreement with Harvard, dated as of June 27, 2017, as amended, or the Harvard License Agreement, and the license agreement between Blink and Broad, as amended, dated as of May 9, 2018, or the Broad License Agreement.

Anti-dilution issuance rights were issued to Harvard and Broad allowing Harvard and Broad to maintain a defined ownership percentage in us on a fully diluted basis upon subsequent equity financings until we achieved a defined aggregate level of preferred stock financing. At the inception of the agreements, the liability for the anti-dilution right was recorded at fair value with cost recorded as research and development expense, and was remeasured at each reporting period and at the termination of the right with changes recorded in other income (expense).

Financing milestone payment liabilities are derived from future cash payments due to Harvard and Broad upon the closing of additional rounds of Preferred Stock. At the inception of the agreements, the liabilities were recorded at fair value with cost recorded as research and development expense, and were remeasured at each reporting period with changes recorded in other income (expense).

Success payment liabilities are derived from future increases in the per share fair market value of the Series A-1 Preferred Stock and Series A-2 Preferred Stock at specified future dates. At inception of the agreements, the success payment liabilities were recorded at fair market value with cost recorded as research and development expense and were remeasured at each reporting period with changes recorded in other income (expense). Depending on our valuation, the success payment liabilities could fluctuate significantly from period to period.

All anti-dilution issuance rights and finance milestone liabilities pursuant to our Harvard License Agreement and Broad License Agreement have been met as of December 31, 2018. Accordingly, we are no longer required to record liabilities for these rights.

Change in fair value of preferred stock tranche liabilities

Change in fair value of preferred stock tranche liabilities consist primarily of remeasurement gains or losses associated with changes in the fair value of the tranche rights associated with our Series A-1 Preferred Stock and Series A-2 Preferred Stock. All obligations have been met at December 31, 2018 and therefore there will be no further remeasurement.

Results of operations

Comparison of the Six months ended June 30, 2019 and 2018

	Six months ended June 30,
	2019	2018	Change
	(in thousands)
License revenue	$6	$—	$6

Operating expenses:
Research and development	21,859	14,167	7,692
General and administrative	8,906	5,323	3,583

Total operating expenses	30,765	19,490	11,275

Loss from operations	(30,759)	(19,490)	(11,269)

Other income (expense):
Loss on issuance of preferred stock to investors	—	(67)	67
Change in fair value of derivative liabilities	(2,000)	(515)	(1,485)
Change in fair value of preferred stock tranche liabilities	—	(321)	321
Other expense	(5)	—	(5)
Interest income	1,293	—	1,293

Total other income (expense)	(712)	(903)	191

Net loss	$(31,471)	$(20,393)	$(11,078)

License revenue

License revenue was $6.1 thousand for the six months ended June 30, 2019 representing Verve license revenue received under the Collaboration and License Agreement executed in April 2019. There was no revenue for the six months ended June 30, 2018.

Research and development expenses

Research and development expenses were $21.9 million and $14.2 million for the six months ended June 30, 2019 and 2018, respectively. The increase of $7.7 million was primarily due to the following:

•

Increases of $7.5 million in lab supplies and outsourced services, $5.0 million in personnel-related costs, and $2.5 million in facility-related costs, including depreciation. These increases were due to the growth in the number of research and development employees from 12 at June 30, 2018 to 69 at June 30, 2019, and their related activities, as well as the expense allocated to research and development related to our new leased facility.

•

An increase of $0.8 million in stock compensation due to the increase in the number of research and development employees from June 30, 2018 to June 30, 2019 as well as an increase in the value of our common stock.

•

The increases outlined above are partially offset by an $8.4 million decrease in expenses related to technology licenses. For the six months ended June 30, 2019, technology license expense was $0.7 million, which consisted primarily of the license fee and fair value of Beam common stock provided to Bio Palette in conjunction with a license agreement executed in March 2019. For the six months ended June 30, 2018, technology license expense was $9.2 million which included: $5.2 million related to the Broad License

Agreement for the initial value of anti-dilution rights, financing milestone payment liabilities, success payment liabilities, and the initial shares of common stock issued to Broad, $3.7 million related to the issuance of 3,055,555 shares of Preferred Stock under a license agreement with Editas; and other technology license expenses of $0.2 million.

Research and development expenses will continue to increase as we continue our current research programs, initiate new research programs, continue our preclinical development of our product candidates and conduct future clinical trials for any of our product candidates.

General and administrative expenses

General and administrative expenses were $8.9 million and $5.3 million for the six months ended June 30, 2019 and 2018, respectively. The increase of $3.6 million was primarily a result of a $1.4 million increase in personnel related costs due to an increase in general and administrative employees from six employees as of June 30, 2018 to 18 employees as of June 30, 2019, a $1.0 million increase in external services including audit services as well as consulting services to supplement our internal capabilities, a $0.9 million increase in stock-based compensation due to an increase in the number of general and administrative employees as well as an increase in the value of our common stock, a $0.4 million increase in other administrative expenses and a $0.2 million increase in expense allocated to general and administrative expense related to our new leased facility, including depreciation, to support the growing organization. These increases were partially offset by a decrease in legal and patent costs of $0.4 million.

Loss on issuance of preferred stock to investors

Loss on issuance of preferred stock to investors consisted of a $0.1 million discount for the six months ended June 30, 2018, which resulted from issuance of our Series A-1 Preferred Stock at a fair value of the preferred stock in excess of the cash proceeds received.

Change in fair value of derivative liabilities

During the six months ended June 30, 2018, the anti-dilution rights related to the Harvard License Agreement terminated and we issued 3,432,955 shares of our common stock to Harvard. For the six months ended June 30, 2018, we recorded a $0.2 million change in fair value expense related to this anti-dilution issuance right.

During the six months ended June 30, 2018, we recorded a $0.4 million change in fair value expense related to financial milestone payments. All remaining financing milestone obligations were met in 2018.

During the six months ended June 30, 2019, we recorded a $2.0 million expense representing the change in fair value related to the success payment liabilities as compared to a change of $0.1 million for the six months ended June 30, 2018.

Change in fair value of preferred stock tranche liabilities

We have determined that our obligation to issue and our investors’ obligation to purchase additional shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock represented a freestanding financial instrument. The resulting preferred stock tranche liability was initially recorded at fair value, with gains and losses arising from changes in fair value recognized in the statement of operations at each period while such instruments were outstanding. As a result of the changes in fair value, we recognized other expense of $0.3 million for the six months ended June 30, 2018. As of December 31, 2018, the tranche rights have been exercised and the liabilities have been reclassified to preferred stock.

Interest income

Interest income was $1.3 million for the six months ended June 30, 2019. There was no corresponding interest income for the six months ended June 30, 2018.

Comparison of year ended December 31, 2018 and period ended December 31, 2017

	Year ended December 31, 2018	Period from January 25, 2017 (Inception) to December 31, 2017	Change
	(in thousands)

Operating expenses:
Research and development	$33,873	$5,859	$28,014
General and administrative	11,868	2,021	9,847

Total operating expenses	45,741	7,880	37,861

Loss from operations	(45,741)	(7,880)	(37,861)
Other income (expense):
Loss on issuance of preferred stock in connection with Blink Merger	(49,500)	—	(49,500)
Loss on issuance of preferred stock to investors	(5,715)	—	(5,715)
Change in fair value of derivative liabilities	(11,749)	(500)	(11,249)
Change in fair value of preferred stock tranche liabilities	(4,325)	404	(4,729)
Other expense	—	(26)	26
Interest income	292	—	292

Total other income (expense)	(70,997)	(122)	(70,875)

Net loss	$(116,738)	$(8,002)	$(108,736)

Research and development expenses

Research and development expenses were $33.9 million for the year ended December 31, 2018, compared to $5.9 million for the period from January 25, 2017 (Inception) to December 31, 2017. The increase of $28.0 million was primarily due to the following:

•

An $8.5 million increase in expenses related to technology licenses. In 2018, technology license expense included: $5.3 million related to the Broad License Agreement for the initial value of anti-dilution rights, financing milestone payment liabilities, success payment liabilities, and the initial shares of common stock issued to Broad, $2.2 million related to the issuance of 1,840,000 additional shares of Beam common stock to Broad in connection with the Blink Merger, $3.7 million related to the issuance of 3,055,555 shares of Preferred Stock under a license agreement with Editas; and other technology license expenses of $2.0 million. In 2017, technology license expenses included $4.8 million related to the Harvard License Agreement for the initial value of anti-dilution rights, financing milestone payment liabilities, success payment liabilities, and the initial shares of common stock issued to Harvard. These amounts were recorded as research and development expenses as they are considered compensation for the respective license agreements.

•

Increases of $5.9 million in lab supplies and outsourced services, $4.4 million in personnel-related costs, and $3.2 million in facility-related costs, including depreciation. These increases were due to the growth in the number of research and development employees from four at December 31, 2017 to 40 at December 31, 2018, and their related activities, as well as the expense allocated to research and development related to our new leased facility.

•

An increase of $5.7 million in stock compensation, including $3.6 million of expense representing the difference in value of the fully vested shares issued to the scientific founders of Blink and the value exchanged by the Blink shareholders at the time of the Blink Merger. The remainder of the increase was due to the increase in the number of research and development employees from December 31, 2017 to December 31, 2018.

Research and development expenses will continue to increase as we continue our current research programs, initiate new research programs, continue our preclinical development of product candidates and conduct future clinical trials for any of our product candidates.

General and administrative expenses

General and administrative expenses were $11.9 million for the year ended December 31, 2018, compared to $2.0 million for the period from January 25, 2017 (Inception) ended December 31, 2017. The increase of $9.8 million was primarily due to an increase in legal and patent costs of $4.3 million associated with establishing our patent portfolio, $1.7 million increase in personnel related costs due to an increase in general and administrative employees from one employee as of December 31, 2017 to eight employees as of December 31, 2018, $1.3 million increase in consulting services to supplement our internal capabilities, $1.1 million increase in stock-based compensation, and an increase in expense allocated to general and administrative expense related to our new leased facility, including depreciation of $0.7 million, to support the growing organization.

Loss on issuance of preferred stock in connection with Blink Merger

Loss on issuance of preferred stock in connection with the Blink Merger consists of a $49.5 million charge for the year ended December 31, 2018 related to the Blink Merger. This charge represented the excess of the fair value of our Series A-2 Preferred Stock issued to Blink shareholders over the value of the Blink preferred stock exchanged by Blink shareholders at the time of the Blink Merger.

Loss on issuance of preferred stock to investors

Loss on issuance of preferred stock to investors consisted of a $5.7 million discount for the year ended December 31, 2018, resulted from issuance of our Series A-2 Preferred Stock due to the fair value of the preferred stock issued being in excess of the cash proceeds received.

Change in fair value of derivative liabilities

During the year ended December 31, 2018, the anti-dilution rights related to the Harvard License Agreement and the Broad License Agreement have terminated and, during the year ended December 31, 2018 we issued 3,432,955 shares of our common stock and Blink issued 920,000 shares of its common stock (which was converted into 1,840,000 shares of our common stock in connection with the Blink Merger) to Harvard and Broad, respectively. In 2018, we recorded a $1.3 million change in fair value expense related to the anti-dilution issuance right as compared to no change in fair value expense in 2017.

In 2018, we recorded a $9.7 million change in fair value expense related to the financial milestone payment as compared to a $0.4 million expense in 2017. All remaining financing milestone obligations have been met in 2018, and we recorded a $13.8 million financing milestone liability for any unpaid balances on our consolidated balance sheets as of December 31, 2018.

In 2018, we recorded a $0.7 million change in fair value expense related to the success payment liabilities as compared to a $0.1 million expense in 2017. The increase was a result of an increase in our valuation from December 31, 2017 to December 31, 2018.

Change in fair value of preferred stock tranche liabilities

We have determined that our obligation to issue and our investors’ obligation to purchase additional shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock represented a freestanding financial instrument. The resulting preferred stock tranche liability was initially recorded at fair value, with gains and losses arising from changes in fair value recognized in the statement of operations at each period while such instruments were outstanding. As a result of the changes in fair value, we recognized other expense of $4.3 million for the year ended December 31, 2018, compared to $0.4 million in other income for the period from January 25, 2017 (Inception) to December 31, 2017. As of December 31, 2018, the tranche rights have been exercised and the liabilities have been reclassified to preferred stock.

Interest income

Interest income was $0.3 million in 2018 due our investment in money market funds. There were no investments in 2017.

Liquidity and capital resources

Since our inception in January 2017, we have incurred significant operating losses. We expect to incur significant expenses and operating losses for the foreseeable future as we advance the preclinical and, if successful, the clinical development of our programs. To date, we have funded our operations primarily with proceeds from the sales of Preferred Stock. Through June 30, 2019, we raised an aggregate of $223.6 million in gross proceeds from sales of our Preferred Stock. As of June 30, 2019, we had $126.8 million in cash, cash equivalents and marketable securities.

Cash flows

The following table summarizes our sources and uses of cash for the year ended December 31, 2018 and period from January 25, 2017 (Inception) to December 31, 2017 and the six months ended June 30, 2019 and 2018.

	Year ended December 31, 2018	Period from January 25, 2017 (Inception) to December 31, 2017	Six months ended June 30,
			2019	2018
	(in thousands)
Cash used in operating activities	$(20,298)	$(2,707)	$(37,211)	$(7,918)
Cash used in investing activities	(13,424)	(346)	(97,432)	(1,253)
Cash provided by financing activities	179,727	4,984	37,888	49,774

Net increase (decrease) in cash, cash equivalents and restricted cash	$146,005	$1,931	$(96,755)	$40,603

Operating activities

Net cash used in operating activities for the six months ended June 30, 2019 was $37.2 million, consisting primarily of our net loss of $31.5 million, a decrease in financing milestone liabilities of $13.8 million resulting from payment of these liabilities, an increase in prepaids and other assets of $0.9 million and a decrease in operating lease liabilities of $0.8 million, offset by cash provided by increases in accounts payable and accrued expenses of $3.0 million and noncash charges of $6.9 million consisting of stock based compensation of $2.9 million, change in fair value of derivative liabilities of $2.0 million, depreciation of $1.6 million, amortization of operating leases of $0.6 million and noncash license expense of $0.1 million, offset by amortization of investment premiums of $0.3 million.

Net cash used in operating activities for the six months ended June 30, 2018 was $7.9 million, consisting primarily of our net loss of $20.4 million offset by noncash research and development license expense of $7.6 million related to our Broad license agreement and common stock issued under the Editas license agreement, a $2.5 million increase in accounts payable and accrued expenses, $1.2 million of stock compensation and a $0.9 million increase in deferred rent associated with the lease of a new facility in 2018.

Net cash used in operating activities for the year ended December 31, 2018 was $20.3 million, consisting primarily of our net loss of $116.7 million offset by the following noncash charges; loss on issuance of preferred stock in connection with the Blink Merger of $49.5 million, change in fair value of derivatives consisting of anti-dilution rights, financial milestone payment liabilities and success payment liabilities of $11.7 million, non-cash research and development license expense of $7.4 million, loss on issuance of preferred stock to investors of $5.7 million, change in fair value of preferred stock tranche liabilities of $4.3 million, and stock-based compensation of $7.0 million, as well as increases in deferred rent liability of $7.6 million due to the lease of a new facility in 2018 and increases in accounts payable and accrued expenses of $4.0 million due to the growth of the company.

Net cash used in operating activities for the period from January 25, 2017 (Inception) to December 31, 2017 was $2.7 million, consisting primarily of our net loss of $8.0 million partially offset by non-cash charges of $4.6 million primarily consisting of a non-cash research and development license expense of $4.3 million associated with our Harvard License Agreement; and increases in accounts payable and accrued expenses of $0.9 million.

Investing activities

For the six months ended June 30, 2019, cash used in investing activities consisted of $88.5 million in purchases of marketable securities and $8.9 million of purchases of property and equipment. For the six months ended June 30, 2018, cash used in investing activities consisted of $1.3 million of purchases of property and equipment.

For the year ended December 31, 2018 and period from January 25, 2017 (Inception) to December 31, 2017, cash used in investing activities consisted primarily of purchases of property and equipment of $13.1 million and $0.3 million, respectively.

Financing activities

Net cash provided by financing activities for the six months ended June 30, 2019 consisted primarily of the net proceeds from the issuance of Series B Preferred Stock of $37.9 million. Net cash provided by financing activities for the six months ended June 30, 2018 consisted primarily of the net proceeds from the issuance of Series A-1 Preferred Stock of $19.8 million, Series A-2 Preferred Stock of $25.1 million and Blink Series A Preferred Stock of $4.9 million.

Net cash provided by financing activities for the year ended December 31, 2018 was $179.7 million, consisting of the net proceeds from the issuance of Series A-1 Preferred Stock of $19.8 million, net proceeds from the issuance of Series A-2 Preferred Stock of $48.5 million, net proceeds from the issuance of Blink Series A Preferred Stock of $14.9 million and net proceeds from the issuance of Series B Preferred Stock of $96.5 million.

Net cash provided by financing activities for the period from January 25, 2017 (Inception) to December 31, 2017 was $5.0 million consisting of net proceeds from the first tranche of the issuance of Series A-1 Preferred Stock.

Funding requirements

Our operating expenses are expected to increase substantially as we continue to advance our portfolio of programs.

Specifically, our expenses will increase if and as we:

•	continue our current research programs and our preclinical development of product candidates from our current research programs;

•	seek to identify additional research programs and additional product candidates;

•	initiate preclinical testing and clinical trials for any product candidates we identify and develop;

•	maintain, expand, enforce, defend, and protect our intellectual property portfolio and provide reimbursement of third-party expenses related to our patent portfolio;

•	seek marketing approvals for any of our product candidates that successfully complete clinical trials;

•	ultimately establish a sales, marketing, and distribution infrastructure to commercialize any medicines for which we may obtain marketing approval;

•	further develop our base editing platform;

•	hire additional personnel including research and development, clinical and commercial personnel;

•	add operational, financial, and management information systems and personnel, including personnel to support our product development;

•	acquire or in-license products, intellectual property, medicines and technologies;

•	should we decide to do so, build and maintain a commercial-scale current Good Manufacturing Practices, or cGMP, manufacturing facility; and

•	operate as a public company.

We expect that our existing cash, cash equivalents, and marketable securities, together with anticipated net proceeds from the offering, will enable us to fund our current and planned operating expenses and capital expenditures for at least the next             months. We have based these estimates on assumptions that may prove to be imprecise, and we may exhaust our available capital resources sooner that we currently expect. Because of the numerous risks and uncertainties associated with the development our programs, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates.

Our future funding requirements will depend on many factors including:

•	the cost of continuing to build our base editing platform;

•	the costs of acquiring licenses for the delivery modalities that will be used with our product candidates;

•	the scope, progress, results, and costs of discovery, preclinical development, laboratory testing, manufacturing and clinical trials for the product candidates we may develop;

•	the costs of preparing, filing, and prosecuting patent applications, maintaining and enforcing our intellectual property and proprietary rights, and defending intellectual property-related claims;

•	the costs, timing, and outcome of regulatory review of the product candidates we may develop;

•

the costs of future activities, including product sales, medical affairs, marketing, manufacturing, distribution, coverage and reimbursement for any product candidates for which we receive regulatory approval;

•	the success of our license agreements and our collaborations;

•	our ability to establish and maintain additional collaborations on favorable terms, if at all;

•	the achievement of milestones or occurrence of other developments that trigger payments under any additional collaboration agreements we obtain;

•	the extent to which we acquire or in-license products, intellectual property, and technologies; and

•	the costs of operating as a public company.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances, and licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends.

If we raise funds through additional collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, or product candidates, or we may have to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations

The following is a summary of our significant contractual obligations as of December 31, 2018:

	Payments due by period
Contractual obligation	Total	Less than 1 year	More than 1 year and less than 3	More than 3 years and less than 5	More than 5 years
(in thousands)	(in thousands)
Operating lease obligation(1)	$35,202	$3,699	$7,367	$6,660	$17,476
License obligations(2)	$13,750	$13,750	$—	$—	$—

(1)	Represents future minimum lease payments under our operating lease for office and lab space in Cambridge, Massachusetts that expires in September 2028. We have the option to extend for one five year term.

(2)	In 2019, we settled the financing milestone obligations under our licensing agreements with Harvard and Broad in cash.

The table above does not include a noncancelable lease with Massachusetts Institute of Technology for 123,209 square feet of laboratory and office space that we entered into in April 2019. The leased space will be divided into two phases: phase one consisting of 92,554 square feet, and phase two consisting of 30,655 square feet. Monthly rent of $0.7 million for phase one will commence on the date which the phase one space is delivered to the Company, which is currently estimated to occur in August 2021, monthly rent $0.3 million for phase two will commence four months after the date which the phase two space is delivered to the Company, which is currently estimated to occur in December 2022. The lease is subject to fixed rate escalation increases over the term of the lease. The lease expires 12 years from the phase two commencement date. The total amount of payments under the MIT lease is $168.7 million.

The table above also does not include potential milestone and success fees, sublicense fees, royalty fees, licensing maintenance fees, and reimbursement of patent maintenance costs that we may be required to pay under agreements we have entered into with certain institutions to license intellectual property. Our agreements to license intellectual property include potential milestone payments that are dependent upon the development of products using the intellectual property licensed under the agreements and contingent upon the achievement of development or regulatory approval milestones, as well as commercial and success payment milestones. We have not included such potential obligations in the table above because they are contingent upon the occurrence of future events and the timing and likelihood of such potential obligations are not known with certainty.

We enter into contracts in the normal course of business with contract research organizations and other vendors to assist in the performance of our research and development activities and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore are cancelable contracts and not included in the table of contractual obligations and commitments.

Off-balance sheet arrangements

We did not have during the periods presented and we do not currently have, any off-balance sheet arrangements, as defined under the applicable regulations of the SEC.

Critical accounting policies and significant judgements

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Stock-based compensation

We measure stock options and other stock-based awards granted to employees, directors, consultants or founders of the company based upon their fair value on the date of the grant and recognize stock-based compensation expense over the requisite service period, which is generally the vesting period of the respective award. We recognize forfeitures as they occur.

The stock-based compensation awards are subject to either service or performance-based vesting conditions. We apply the straight-line method of expense recognition to all awards with service based vesting and recognize stock-based compensation for performance awards based on grant date fair value over the service period using the accelerated attribution method to the extent achievement of the of performance condition is probable.

We estimate the fair value of each stock option grant on the date of grant using the Black-Scholes option-pricing model, which uses inputs such as the fair value of our common stock, assumptions we make for the volatility of our common stock, the expected term of our stock options, the risk-fee interest rate for a period the approximates the expected term of our stock options and our expected dividend yield. The fair value of our common stock is used to determine the fair value of restricted stock awards.

Determination of the fair value of our common stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering our most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. Third party valuations were performed in accordance with the framework of the American Institute of Certified Public Accountants, Valuation of Privately-Held Company Equity Securities Issued as Compensation. Our common stock valuations were prepared using either an option pricing method, or OPM, or a hybrid method of the probability-weighted expected return method, or PWERM, both of which used market approaches to estimate our enterprise value. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock liquidation preference is paid. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock. The hybrid method is a probability-weighted expected return method, where the equity value in one or more scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. These third-party valuations were performed at various dates, which resulted in valuations of our common stock of $0.11 per share as of June 30, 2017, $0.15 per share as of March 26, 2018, $0.23 per share as of June 11, 2018, $0.94 per share as of December 1, 2018, $1.61 per share as of April 30, 2019, $2.65 per share as of July 22, 2019, and $3.05 per share as of August 26, 2019. In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date including:

•	prices at which we sold shares of Preferred Stock and the superior rights and preferences of the Preferred Stock relative to our common stock at the time of each grant;

•	the progress of our research and development programs, including the status and results of preclinical studies for our product candidates;

•	our stage of development and our business strategy and the material risks related to our business and industry;

•	external market conditions affecting the biopharmaceutical industry and the material risks related to our business and industry; and trends within the biopharmaceutical industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock and our Preferred Stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale of our company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgement. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation could be materially different.

Following the closing of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock.

Awards granted

The following table summarized by grant date the number of shares subject to options and restricted common stock awards granted from January 25, 2017 (Inception) to August 31, 2019, the per share exercise price of options or value of restricted stock, the per share fair value of the common stock on each grant date and the per share estimated value of awards on each grant date.

Grant date	Type of award	Per share exercise price of options or value of restricted stock	Per share fair value of common stock on grant date		Number of shares underlying grant	Per share estimated value of award on grant date
May 8, 2017	Restricted Stock	$0.01	$0.01		17,045,455	$0.11
August 17, 2017	Restricted Stock	$0.11	$0.11		1,072,727	$0.11
August 17, 2017	Stock Options	$0.11	$0.11		129,545	$0.07
December 13, 2017	Stock Options	$0.11	$0.11		410,099	$0.07
January 8, 2018	Restricted Stock	$0.11	$0.11		3,815,647	$0.11
March 1, 2018	Stock Options	$0.15	$0.15		75,000	$0.11
March 1, 2018	Restricted Stock	$0.15	$0.15		1,742,423	$0.15
May 8, 2018	Stock Options	$0.15	$0.15		4,590,909	$0.11
July 13, 2018	Stock Options	$0.23	$0.23		4,188,225	$0.17
September 7, 2018	Restricted Stock	$0.23	$0.90	(1)	151,515	$0.90
September 13, 2018	Stock Options	$0.23	$0.90	(1)	1,827,800	$0.79
September 25, 2018	Restricted Stock	$0.23	$0.90	(1)	7,997,066	$0.90
February 13, 2019	Stock Options	$0.94	$1.43	(1)	3,363,589	$1.14
May 16, 2019	Stock Options	$1.61	$1.80	(1)	2,204,000	$1.37
May 17, 2019	Stock Options	$1.61	$1.80	(1)	2,784,000	$1.37
May 24, 2019	Stock Options	$1.61	$1.80	(1)	965,500	$1.37
May 31, 2019	Stock Options	$1.61	$1.80	(1)	104,500	$1.36
July 25, 2019	Stock Options	$2.65	$2.65		586,000	$2.12
August 30, 2019	Stock Options	$3.05	$3.05		224,000	$2.24
August 31, 2019	Stock Options	$3.05	$3.05		1,750,000	$2.24

					55,028,000

(1)	In June, July, and August 2019, we performed retrospective fair value assessments and concluded that the fair value of our common stock underlying stock options that we granted in September 2018 and February and May 2019 was $0.90, $1.43 and $1.80 per share, respectively solely for accounting purposes. This reassessed value was based, in part, upon third-party valuations of our common stock prepared on this date on a retrospective basis. Third-party valuations were prepared using a hybrid approach, which considered an IPO scenario and trade sale scenarios to determine our enterprise value.

Variable interest entities

We review each legal entity formed by parties related to us to determine whether or not the entity is a Variable Interest Entity, or VIE. If the entity is a VIE, we assess whether or not we are the primary beneficiary of that VIE based on a number of factors, including (i) which party has the power to direct the activities that most significantly affect the VIE’s economic performance, (ii) the parties’ contractual rights and responsibilities pursuant to any contractual agreements and (iii) which party has the obligation to absorb losses or the right to receive benefits from the VIE. If we determine that we are the primary beneficiary of a VIE, we consolidate the financial statements of the VIE into our consolidated financial statements at the time that determination is made. On a quarterly basis we evaluate whether we continue to be the primary beneficiary of any consolidated

VIEs. If we determine that we are no longer the primary beneficiary of a consolidated VIE, or no longer have a variable interest in the VIE, we deconsolidate the VIE in the period that the determination is made.

On March 22, 2018, certain of our investors, or the Primary Investors, formed Blink to hold certain intellectual property related to RNA base editing.

On May 9, 2018, we entered into a merger option agreement, or the Option Agreement, with Blink. On the same date, Blink entered into the Broad License Agreement, issued 5,000,000 shares of Blink series A preferred stock to its investors, the Initial Closing, at $1.00 per share, and issued restricted common stock to certain scientific founders. As of the date of the Option Agreement, Beam and Blink were both owned by members of the same group or Primary Investors, having over 75% ownership in each entity, which consisted primarily of our initial investors and scientific founders.

Under the Option Agreement, Blink granted us an option, exercisable on the date that Blink issued an aggregate of 10,000,000 additional shares of Blink series A preferred stock and ending on the second anniversary of such date, to consummate a merger with Blink in exchange for a $121,000 option premium. In connection with the Blink Merger, we issued two shares of our Series A-2 Preferred Stock for each share of Blink series A preferred stock and issued two shares of our common stock for each share of Blink common stock.

As of May 9, 2018, as a result of the design and purpose of Blink and the Option Agreement, we determined that Blink was a VIE and that we were the primary beneficiary, because we had both (1) the power to direct the activities of Blink that most significantly impacted Blink’s economic performance and (2) the right to receive benefits from Blink that could be significant to Blink. As a result, we began consolidating Blink on May 9, 2018. The operating activity of Blink from its formation on March 22, 2018 to May 9, 2018 was immaterial. In August 2018, Blink issued 10,000,000 shares of Blink series A preferred stock at $1.00 per share to the Primary Investors and Beam paid the $121,000 option premium to exercise its option to merge with Blink. On September 25, 2018, or the Merger Date, the merger was consummated and Blink became a wholly owned subsidiary of Beam. We recognized expense for the excess in value of the Beam Series A-2 Preferred Stock and common stock exchanged for the Blink series A preferred stock and common stock, because the excess value was only transferred to certain investors of Beam and there were no other rights or privileges identified that require separate accounting as an asset.

Fair value measurements

Preferred stock tranche rights

We have determined that our obligation to issue, and our investors’ obligation to purchase, additional shares of Series A-1 Preferred Stock pursuant to the second closing and Series A-2 Preferred Stock pursuant to the third closing represented a freestanding instrument. The resulting preferred stock tranche liability was initially recorded at fair value, with gains and losses arising from changes in fair value recognized in other income (expense) in the statement of operations. The preferred stock tranche liabilities were remeasured at each reporting period and upon the exercise or expiration of the obligation. The preferred stock tranche liabilities were valued using an option pricing model which utilized the fair value of the Preferred Stock, expected volatility, as well as the expected term. As of December 31, 2018, all redeemable convertible Series A-1 Preferred Stock and redeemable convertible Series A-2 Preferred Stock closings have occurred and all tranche liabilities have been remeasured and reclassified to Preferred Stock.

Anti-dilution issuance right

Additional shares of common stock were issued to Harvard and Broad upon equity financings allowing Harvard and Broad to maintain a defined ownership percentage in us on a fully diluted basis until we achieved a defined aggregate level of preferred stock financing. These anti-dilution issuance rights were accounted for under ASC 815, Derivatives and Hedging, and were initially recorded at fair value with a corresponding charge to research and development expense. As such, we recorded this instrument as a liability at its fair value with a corresponding amount recorded as research and development expense and marked it to market at each reporting period, with changes in fair value recognized in other income (expense) in the statement of operations at each period-end while this instrument was outstanding. The liability was valued using a Monte Carlo simulation model, which models the value of the liability based on the change of several key variables, including the time to the capital raise, the probability of the capital raise, as well as the fair value of our common stock. During 2018, the anti-dilution rights were satisfied and there is no additional derivative liability accounting.

Financing milestone payments

We were required to make cash payments to Harvard and Broad upon the achievement of future financing milestones tied to the closing of additional rounds of Preferred Stock. The financing milestone payments were accounted for under ASC 815, Derivatives and Hedging, and were initially recorded at fair value with a corresponding charge to research and development expense. The liabilities were marked to market at each balance sheet date with all changes in value recognized in other income or expense in the statement of operations. We adjusted the liability for changes in fair value until the achievement of the financing milestones. To determine the estimated fair value of the financial milestone payments, we used a Monte Carlo simulation model, which models the value of the liability based on the change of several key variables, including time to capital raise, probabilities to capital raise, cost of debt, as well as the projected price per share upon issuance. As of December 31, 2018, all financing milestone payments have been achieved and were either paid in cash or are recorded in accrued expenses for actual amounts due.

Success payments

We are required to make success payments to Harvard and Broad based on increases in the per share fair market value of our Series A-1 Preferred Stock and Series A-2 Preferred Stock, payable in cash. The success payments are accounted for under ASC 815 and are initially recorded at fair value with a corresponding charge to research and development expense. The liabilities are marked to market at each balance sheet date with all changes in value recognized in other income (expense) in the statement of operations. We will continue to adjust the liability for changes in fair value until the earlier of the achievement or expiration of the success payment obligation. To determine the estimated fair value of the success payments, we used a Monte Carlo simulation model, which models the value of the liability based on several key variables, including probability of event occurrence, timing of event occurrence, as well as the price per share at the time of success payment.

Leases

On January 1, 2019, we adopted ASU No. 2016-02, Leases (Topic 84), or ASC 842, which requires the recognition of the right-of-use assets and related operating and finance lease liabilities on the balance sheet. We adopted ASC 842 using a modified retrospective approach for all leases existing at January 1, 2019. Upon adoption of ASC 842, we recognized $14.2 million and $21.7 million of operating lease right-of-use assets and related lease liabilities, respectively. Additionally, deferred rent existing as of January 1, 2019 of $7.6 million was reclassified to operating lease right-of-use assets. The operating lease liabilities are based on the present value of the remaining minimum lease payments discounted using our secured incremental borrowing rate at the effective date of January 1, 2019.

For contracts entered into on or after the effective date, at the inception of a contract, we assess whether the contract is, or contains, a lease. The assessment is based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether we obtain the right to substantially all the economic benefit from the use of the asset throughout the period, and (3) whether we have the right to direct the use of the asset. At inception of a lease, we allocate the consideration in the contract to each lease component based on its relative stand-alone price to determine the lease payments.

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset or the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any of these criteria.

For all leases at the lease commencement date, a right-of-use asset and a lease liability are recognized. The right-of-use asset represents the right to use the leased asset for the lease term. The lease liability represents the present value of the lease payments under the lease.

The right-of-use asset is initially measured at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred if any, less any lease incentives received. All right-of-use assets are reviewed for impairment. The lease liability is initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our secured incremental borrowing rate for the same term as the underlying lease. For real estate leases and other operating leases, we use its secured incremental borrowing rate. For finance leases, we use the rate implicit in the lease or its secured incremental borrowing rate if the implicit lease rate cannot be determined.

Lease payments included in the measurement of the lease liability comprise the following: the fixed noncancelable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

Lease cost for operating leases consists of the lease payments plus any initial direct costs, primarily brokerage commissions, and is recognized on a straight-line basis over the lease term. Included in lease cost are any variable lease payments incurred in the period that are not included in the initial lease liability and lease payments incurred in the period for any leases with an initial term of 12 months or less. Lease cost for finance leases consists of the amortization of the right-of-use asset on a straight-line basis over the lease term and interest expense determined on an amortized cost basis. The lease payments are allocated between a reduction of the lease liability and interest expense.

We made an accounting policy election to not recognize leases with an initial term of 12 months or less within our consolidated balance sheets and to recognize those lease payments on a straight-line basis in our consolidated statements of income over the lease term.

Recently issued accounting pronouncements

The Jumpstart Our Business Startups Act of 2012 permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. As an emerging growth company, we have elected to take advantage of this extended transition period.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The FASB has subsequently issued amendments to ASU 2016-13, which will be effective for the Company January 1, 2021. These standards require that credit losses be reported using an expected losses model rather than the incurred losses model that is currently used, and establishes additional disclosures related to credit risks. For available-for-sale securities with unrealized losses, these standards now require allowances to be recorded instead of reducing the amortized cost of the investment. The adoption of ASU 2016-13 is not expected to have a material effect on our consolidated financial statements or disclosures.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (“ASC 808”) which clarifies certain transactions between collaborative arrangement participants should be accounted for as revenue when the collaborative arrangement participant is a customer in the context of a unit of account and precludes recognizing as revenue consideration received from a collaborative arrangement participant if the participant is not a customer. ASC 808 will be effective for the Company in the first quarter of fiscal 2021, with early adoption permitted. A retrospective adoption to the date the Company adopted ASC 606 is required by recognizing a cumulative-effect adjustment to the opening balance or retained earnings of the earliest period presented. We are currently evaluating the impact of the adoption of this standard on our consolidated financial statements.

Quantitative and qualitative disclosures about market risk

We are exposed to market risk related to changes in interest rates. As of June 30, 2019, we had cash, cash equivalents and marketable securities of $126.8 million, which consisted of cash, money market funds, commercial paper and corporate notes. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our investments are in short-term marketable securities. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, we believe an immediate 10% change in interest rates would not have a material effect on the fair market value of our investment portfolio. We have the ability to hold our investments until maturity, and therefore, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a change in market interest rates on our investment portfolio.

We are not currently exposed to significant market risk related to changes in foreign currency exchange rates; however, we do contract with vendors that are located outside of the United States and may be subject to fluctuations in foreign currency rates. We may enter into additional contracts with vendors located outside of the United States in the future, which may increase our foreign currency exchange risk.

JOBS Act

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies, including reduced disclosure about our executive compensation arrangements, exemption from the requirements to hold non-binding advisory votes on executive compensation and golden parachute payments and exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company earlier if we have more than $1.07 billion in annual revenue, we have more than $700.0 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1.0 billion of non-convertible debt securities over a three-year period. For so long as we remain an emerging growth company, we are permitted, and intend, to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. We may choose to take advantage of some, but not all, of the available exemptions.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. Therefore, the reported results of operations contained in our consolidated financial statements may not be directly comparable to those of other public companies.

Business

Overview

We are a biotechnology company committed to creating a new class of precision genetic medicines based on our proprietary base editing technology, with a vision of providing life-long cures to patients suffering from serious diseases.

The most common class of genetic mutations are errors of a single base, known as point mutations. These point mutations represent approximately 58% of all the known genetic errors associated with disease. Other natural genetic variations of a single base among human populations, revealed by population-level genomic studies, are known to protect against disease. To maximize the impact of these genetic insights, the ability to alter the human genome at the foundational level of genetic information – a single base – is crucial.

In the last decade, the field of genetic medicine has reached an inflection point, with groundbreaking advances in gene therapy, cell therapy, oligonucleotides, and, more recently, gene editing. While these technologies represent dramatic advancements for genetic medicines, the ability to edit genes at the single base level has been elusive. Existing gene editing technologies, such as CRISPR, Zinc Fingers, Arcuses, and TAL Nucleases, operate by creating a targeted double-stranded break in the DNA, and then rely on cellular mechanisms to complete the editing process. Such approaches can be effective in the disruption of gene expression; however, they lack control of the editing outcome, have low efficiency of precise gene correction, and can result in unwanted DNA modifications.

Our proprietary base editing technology potentially enables an entirely new class of precision genetic medicines that targets a single base in the genome without making a double-stranded break in the DNA. This approach uses a chemical reaction designed to create precise, predictable and efficient genetic outcomes at the targeted sequence, which we believe will dramatically increase the impact of gene editing for a broad range of therapeutic applications. By building on the significant recent advances in the field of genetic medicine, we believe we will be able to rapidly advance our portfolio of novel base editing.

Our novel base editors have two principal components that are fused together to form a single protein: (i) a CRISPR protein, bound to a guide RNA, that leverages the established DNA-targeting ability of CRISPR, but modified to not cause a double-stranded break, and (ii) a base editing enzyme, such as a deaminase, which carries out the desired chemical modification of the target DNA base.

If existing gene editing approaches are “scissors” for the genome, our base editors are “pencils,” erasing and rewriting one letter in the gene.

CRISPR, Zinc Finger, Arcuses, TAL Nucleases	Base Editors

The elegance and simplicity of the “pencils” approach provides the basis for an efficient, precise, and highly versatile gene editing system, capable of gene correction, gene modification, gene silencing/gene activation, and multiplex editing of several genes simultaneously. Our base editor programs will be developed for genetically defined patient populations, which can potentially enable early proof-of-concept in Phase 1 testing and create a rapid path to pivotal trials and potential approval.

We believe base editors may have broad therapeutic applicability and transformational potential for the field of precision genetic medicines.

We are currently advancing a broad, diversified portfolio of 12 base editing programs against distinct editing targets, with each program progressing along a clearly defined scientific path and utilizing the full range of our development capabilities. To unlock the full potential of our base editing technology across a wide range of therapeutic applications, we are pursuing a comprehensive suite of clinically validated delivery modalities in parallel. For a given tissue type, we use the delivery modality with the most compelling biodistribution.

Our programs are organized by delivery modality into three distinct pipelines: electroporation for efficient delivery to blood cells and immune cells ex vivo; lipid nanoparticles, or LNPs, for non-viral in vivo delivery to the liver and potentially other organs in the future; and adeno-associated viral vectors, or AAV, for viral delivery to the eye and central nervous system, or CNS. We believe our base editing programs are well-positioned to leverage the clinical, regulatory, and manufacturing advancements made to date across gene therapy, gene editing, and delivery modalities to accelerate progression to clinical trials and potential approval.

Our current portfolio includes the following 12 programs:

For the majority of our 12 programs, we have demonstrated base editing of cells in vitro at therapeutically relevant levels, which we believe has the potential to be disease-modifying for each disease. We have also successfully demonstrated feasibility of base editing with each of our three delivery modalities in relevant cell types for electroporation and AAV and in vivo in mice for LNP. Our portfolio includes a novel approach to elevating levels of fetal hemoglobin for sickle cell disease and beta-thalassemia, as well as direct correction of the sickle cell mutation itself; engineered allogeneic CAR-T products through multiplex editing of T cells from healthy donors, initially for pediatric T-cell Acute Lymphoblastic Leukemia, or T-ALL, and pediatric Acute Myeloid Leukemia, or AML; precise correction of key point mutations in two severe liver disorders, Alpha-1 Antitrypsin Deficiency and Glycogen Storage Disorder 1a; and a precise gene correction approach to treating the most prevalent point mutation causing Stargardt disease, a progressive ocular disorder for which there are no approved treatments.

We expect to achieve preclinical proof-of-concept in vivo, which would include engraftment of ex vivo base edited human cells in mice or base editing with AAV or LNP in non-human primates, for multiple programs in 2020. If successful, this will allow us to initiate investigational new drug, or IND, enabling studies for multiple programs beginning in 2020, leading to an initial wave of IND filings beginning in 2021.

Since our founding in 2017, we have developed and consolidated significant technology and intellectual property covering the elements of base editing, as well as additional gene editing technologies and delivery modalities, with exclusive licenses from Harvard University, The Broad Institute, Editas Medicine, and Bio Palette. In addition, we have raised approximately $224 million in capital from premier venture capital funds, healthcare-dedicated funds, major mutual funds, and other leading investors that share our vision to build a highly innovative, fully integrated genetic medicines company.

The Beam Team

Our organization and culture are key elements to realizing our vision of providing life-long cures for patients suffering from serious diseases. We were founded in 2017 by world-renowned leaders in the field of gene editing: David Liu, Ph.D., Feng Zhang, Ph.D., and Keith Joung, M.D., Ph.D. We believe the considerable academic and research expertise of our co-founders, combined with our exclusive licenses to technology developed in their labs, as well as our depth of expertise in base editing and drug discovery, has positioned us at the forefront of the field of advanced precision genetic medicines.

We have attracted a talented team of industry experts and scientists as part of a high performing team of over 100 employees, who have been involved in the filing of over 35 INDs and contributed to the development of 10 approved products. In addition, our executive leadership team has extensive expertise in building and leading successful biotech companies, including John Evans, our President and Chief Executive Officer, who has more than 15 years experience with innovative life science companies across strategy, business development, and the successful approval of multiple first-in-class medicines, and Giuseppe Ciaramella, Ph.D., our Chief Scientific Officer, who has been a pioneer in drug discovery and development across more than 40 anti-infectives, immunology, and biotherapeutics programs for over 25 years, in both large pharmaceutical and biotechnology companies.

Our research and development organization is comprised of individuals who are experts in gene editing technologies, computational biology, off-target biology, structural biology and crystallography, chemistry, protein engineering and molecular evolution, lab automation, translational medicine, and the manufacturing and delivery of genetic medicines. Our research team includes many of the scientists who worked directly on inventing our platform technologies, including Nicole Gaudelli, Ph.D., who, while in Dr. Liu’s laboratory, invented the A-to-G base editor and is now Head of DNA Platforms at Beam, and Alexis Komor, Ph.D., whose work while in Dr. Liu’s laboratory led to the original publication of the C-to-T base editor, and who is now a professor at University of California, San Diego, and a consultant to Beam. The collective efforts of our research team have resulted in several breakthroughs and improvements to our technology, on which we have filed numerous patent applications.

We call ourselves “The Beam Team.” We have built a strong, values-driven organization focused on our people, advancing cutting-edge science, and rigorously developing a new class of precision genetic medicines. We believe our culture is an essential component to maintaining our competitive advantage long-term. Our values define how we work together:

•	A community of fearless innovators

•	Rigorous and honest in our research

•	Listening with open minds

•	Committed to each other

Base Editors: A potential new class of medicines that perform precision chemistry on genes

The human genome has four types of bases found in DNA: adenine (A), cytosine (C), guanine (G), and thymine (T). Adenine pairs with thymine, and cytosine pairs with guanine. The genome is comprised of over three billion of these base pairs in two intertwining strands of DNA; the sequence of these bases encodes genes. In a living cell, these DNA sequences are continuously copied into short ribonucleic acid transcripts, called messenger RNA, or mRNA, which are then translated into proteins that perform the functions of life. Misspellings in genes, known as mutations, can yield proteins that are dysfunctional or missing altogether, causing disease. Errors of a single base, known as point mutations, are the most common class of genetic mutations, representing approximately 58% of all the known genetic errors associated with disease. Other natural genetic variations of a single base among human populations, revealed by population-level genomic studies, are known to protect against disease. To maximize the impact of these genetic insights, the ability to alter the human genome at the foundational level of genetic information – a single base – is crucial.

Existing gene editing technologies, including CRISPR, Zinc Fingers, Arcuses and TAL Nucleases, do not edit at the single base level. Instead, these technologies operate by creating a targeted double-stranded break in the DNA, and then rely on cellular mechanisms to complete the editing process. Such approaches can be effective in disruption of gene expression; however, they lack control of the editing outcome, have low efficiency of precise gene correction, and can result in unwanted DNA modifications.

Our base editing technology is an entirely new therapeutic approach capable of changing one base in the genome without making a double-stranded break in the DNA. Base editing involves the enzymatic modification of a single type of base at a targeted location directly on the gene, specifically C-to-T or A-to-G.

If existing gene editing approaches are “scissors” for the genome, our base editors are “pencils,” erasing and rewriting one letter in the gene.

The elegance and simplicity of the “pencils” approach is designed to create precise, predictable and efficient genetic outcomes at a targeted sequence. We believe base editors may have broad therapeutic applicability and transformational potential for the field of precision genetic medicines.

Background on Current Methods in Genetic Medicines

In the last decade, the field of genetic medicine has reached an inflection point, with groundbreaking advances in gene therapy, cell therapy, oligonucleotides and, most recently, gene editing. Several medicines have been approved using a number of these technologies, including gene therapies, such as Luxturna™, Zolgensma®, Strimvelis®, and Zynteglo™; genetically modified cell therapies, such as Kymriah® and Yescarta®; oligonucleotide therapies, such as Onpattro® and Spinraza®; as well as the successful progression of several gene editing approaches to clinical trials in the United States and Europe. With the exception of oligonucleotides, which must be dosed chronically, each of these therapies has the potential for life-long outcomes with a single treatment.

We believe we are well-positioned to accelerate progression of our base editing programs to clinical trials through potential approval by leveraging the clinical, regulatory, and manufacturing advancements made to date in the field of genetic medicine. In addition, we believe base editing technology has the potential to provide life-long cures after a single treatment by overcoming challenges associated with current methods in gene therapy and gene editing.

Current challenges in gene therapy

Gene therapy involves using viral vectors, including AAV or retroviruses such as lentiviruses, to deliver new copies of genes, or transgenes, to cells. Fine-tuning the level of expression of the transgene in different cell types and/or diseases can be challenging. Because transgenes may often not get inserted into the appropriate locus of the host genome, they do not benefit from endogenous regulation. In addition, since the mutated gene is still present, the effectiveness of the transgene may be diminished due to competition with the mutated protein.

In the case of AAV gene therapy, life-long expression of the transgene is a significant hurdle, as the persistence of AAV expression has not yet been achieved in several organs, especially in muscles and the liver. Lack of persistence can be further exacerbated when treating children, since the transgene becomes diluted as the child grows and cells are rapidly dividing. Finally, preexisting immunity may limit use in some patients altogether and certain immune responses may prevent redosing in the context of lack of persistence.

Retroviral vectors, including lentiviral vectors, work by inserting a gene payload into the patient’s chromosome, typically ex vivo, and have demonstrated improved durability compared to AAV therapies. However, these vectors bear the risk of random genomic integration, which creates the potential of disrupting important genes or activating cancer-causing genes.

Current challenges in gene editing

Gene editing works by disrupting, inserting, or modifying genes in the natural context of the genome. The vast majority of existing gene editing methods rely on a class of enzymes, called nucleases, to make a double-stranded break in the DNA at a targeted location. These enzymes include CRISPR, Zinc Fingers, Arcuses, and TAL Nucleases, and, while these approaches have distinct technical features, they make the same type of edit and, therefore, share several similar limitations.

First, there is a lack of predictability in genetic outcomes when altering gene sequences with nucleases. The dominant naturally-occurring DNA repair system that corrects double-stranded breaks within cells is called Non-Homologous End Joining, or NHEJ. This system can patch the broken ends of the chromosomes back together but can simultaneously insert or delete sequences at random near the location where the break occurs. While this NHEJ approach is effective if the desired outcome is to knock out or switch off the whole gene, it does not allow for precise control of the specific genetic outcome at the target site.

Second, there are potential toxicities associated with double-stranded breaks, such as cell death response and genomic instability. In addition, if the double-stranded break occurs in the wrong place, the break can also lead to unwanted gene disruptions. Multiple edits, and thus multiple double-stranded breaks, can compound this issue and lead to large-scale genomic translocations and rearrangements, potentially limiting the applicability of nuclease-based approaches in multiplex editing.

Third, while gene disruption with nucleases is highly efficient, making specific sequence changes to correct or modify genes remains largely inefficient. To change a gene sequence, gene editing using nucleases relies on a DNA repair pathway called Homology Directed Repair, or HDR. HDR is a low-efficiency DNA repair pathway, typically yielding single digit percentage editing. This pathway also requires the simultaneous delivery of an additional DNA template containing the desired, corrected gene sequence, which needs to be positioned at the precise location where the double-stranded break has occurred. The requirement of an additional DNA template also significantly increases the complexity of delivery. More recently, approaches have been developed to insert sequences into certain highly expressed genes, such as the albumin locus in liver cells. This strategy can only be used to address diseases that are associated with circulating proteins, and the efficiency of these approaches remains low.

Finally, gene editing through HDR does not allow for the correction of genes in non-dividing cells, since this DNA repair machinery is only expressed in dividing cells, further limiting their applications.

Advantages of Base Editing

Base editing is an emerging new class of precision genetic medicines using a completely novel mechanism for editing DNA, creating potential therapeutic options designed to overcome the limitations of existing approaches and expand the potential of genetic medicines:

•	Highly precise and predictable gene editing. Our base editing approach uses a chemical reaction that enables precise genetic outcomes, making only one type of base edit at the desired target location.

•

Highly efficient levels of gene correction. In contrast to HDR, the efficiency and precision of base editing allows therapeutically relevant levels of editing at targeted locations, which are unachievable by HDR methods in most cell types. For our most advanced programs, these levels range from 50%-90% editing of the target base, whereas HDR-based methods have typically shown less than 10% editing of the target base.

•

Broad therapeutic application. Base editing enables a wide variety of editing strategies, including gene correction, gene modification, gene silencing/gene activation, and multiplex editing, with therapeutic potential in many areas.

•

Activity in both dividing and non-dividing cells. Precise gene correction with base editing is not reliant on HDR, which is only expressed in dividing cells. As a result, base editing can be effective in both dividing and non-dividing cells.

•

No requirement for a DNA template. Because base editing corrects DNA directly, there is no requirement for delivering an additional DNA template with the correct sequence, as is the case in HDR-based methods, which we believe may simplify delivery.

•

Avoidance of unwanted DNA modifications associated with double-stranded breaks. Base editors do not create double-stranded breaks in DNA, thereby avoiding many of the concerns associated with double-stranded breaks, including unwanted gene disruptions, translocations, or deletions. With base editing, we are also able to make multiple simultaneous edits, called multiplexing, without any detectable chromosomal rearrangements.

•

Permanent editing of genes. Base editing is permanent once the edit is made, creating the potential for a life-long therapeutic outcome. The durability of base editing extends to tissues with high cell turnover, as occurs in young children, since the edit will be passed on as cells divide. Furthermore, because the edits persist after the editor is gone, the expression of the base editor can be transient, thus significantly lowering delivery hurdles compared to gene therapies.

•

Preservation of natural regulation. Base editing modifies genes in their native genomic setting, allowing the modified gene to benefit from its natural regulatory circuitry and ensuring a normal number of copies of the gene are present in the cell.

•

Versatile and modular product engine. The same base editor can be repurposed to target different gene sequences by merely replacing the guide RNA, creating significant leverage from our initial platform investments and with the potential to drive high levels of efficiency throughout the drug discovery, development, and manufacturing processes.

Our Strategy

Our core base editing technology holds the potential to dramatically increase the precision, efficiency and impact of gene editing for a broad range of therapeutic applications. Our goal is to become the leading company in precision genetic medicines by discovering, developing, manufacturing, and ultimately commercializing a new class of medicines through our proprietary base editing technology, with the vision of providing life-long cures to patients suffering from serious diseases. Key components of our strategy are as follows:

•

Build a highly innovative, fully integrated genetic medicines company. To realize the full potential of base editors as a new class of medicines, we are building customized and integrated capabilities across discovery, manufacturing, and preclinical and clinical development. We intend to develop, manufacture, and commercialize therapeutic products independently, which we believe will maximize the value of our portfolio, the probability of technical success of our programs, and the speed at which we can provide life-long cures to patients.

•

Advance “waves” of programs into clinical development through a highly efficient discovery and development engine. Our base editing platform is capable of rapidly targeting new diseases after only minimal changes to the product construct. We intend to capitalize on this versatility and efficiency to rapidly generate waves of new programs across our portfolio, strategically balancing risks and creating optionality. We plan to develop these programs for genetically defined patient populations, which can enable early proof-of-concept in Phase 1 testing and has the potential to create a rapid path to pivotal trials and approval.

•

Access the broadest range of therapeutic areas by leveraging clinically validated delivery modalities. By leveraging all clinically validated delivery modalities in parallel, electroporation, non-viral and viral, we avoid reliance on any one delivery method, mitigate the risks inherent to novel delivery methods, and create optionality by advancing a broad, diversified portfolio. Our initial focus is in hematology, oncology, and immunology, and diseases of the liver, eye, and CNS.

•

Reinforce our leadership position in base editing through strategic investment in our platform and new technologies. We have built a leading position in base editing by consolidating technology and intellectual property in the field and by establishing extensive capabilities to make significant advances in our platform and its potential. We intend to preserve and extend our leadership position by continuing to invest in our platform and new technologies.

•

Further expand patient access to our medicines through innovative strategic partnerships. Given the breadth of opportunities that base editing provides, we plan to explore different types of partnerships, with both established and emerging companies, to create value in areas we decide not to pursue on our own but where these partners have significant capabilities that would enable us to accelerate patient access to base editing technology.

•

Maintain a culture of innovation that captures the best of academic science and translational medicine. Breakthroughs in genetic medicines require a unique combination of cutting-edge exploratory science to enable new possibilities, and industrial rigor to convert them into therapeutic reality. Our vision, values, organization, and talent, strategy are designed to maximize our ability to operate at the forefront of novel genetic technologies in medicine.

Our Base Editing Platform

Our novel DNA base editors have two principal components that are fused together to form a single protein: (i) a CRISPR protein, bound to a guide RNA, that leverages the established DNA-targeting ability of CRISPR, but modified to not cause a double-stranded break, and (ii) a base editing enzyme, such as a deaminase, which carries out the desired chemical modification of the target DNA base. This proprietary combination enables the precise and targeted editing of a single base pair of DNA, which has not been previously possible.

CRISPR proteins enable precise targeting of genomic DNA sequences. They have been adapted and engineered over the years to target specific genomic locations with high specificity in human cells. CRISPR proteins incorporate a programmable component called a guide RNA. The guide RNA includes a region of approximately 20 bases, which allows the CRISPR protein to recognize any DNA sequence that is complementary to the guide RNA.

This complementary sequence on DNA, also approximately 20 bases, is known as a protospacer. The short sequence of about three bases immediately following the protospacer on the genomic DNA is referred to as the protospacer adjacent motif, or PAM. The presence of the PAM is necessary for RNA-DNA pairing to occur when a matching protospacer sequence is present.

The figure below is a graphical representation of the base editor and its components, including the guide RNA with the single-stranded portion that is complementary to the protospacer in the genomic DNA.

In our base editors, the first component is the CRISPR protein. We are currently using a Cas9 protein for our DNA base editors. We also have ongoing efforts to create base editors with other Cas proteins, including Cas12b. The targeting ability of the CRISPR protein has been preserved, but the cutting ability has been modified such that the CRISPR protein does not make a double-stranded break in the DNA. Our base editors benefit from an additional feature of the CRISPR protein, which, upon binding to its double-stranded DNA target, opens a four to five base single-stranded segment, known as the editing window.

The second component of our base editors is a deaminase, a class of naturally-occurring enzymes. For our Cytosine Base Editors, referred to as “CBEs,” we use a deaminase that acts only on single-stranded DNA. This helps to minimize edits in other parts of the genome, where DNA is predominantly double-stranded. Similarly, for our Adenine Base Editors, referred to as “ABEs,” we use a different, engineered deaminase that also acts only on single-stranded DNA.

The deaminase makes a predictable chemical modification, called deamination, of the amine group on either adenine or cytosine. As shown in the figure below, the conversion of an amine group of A results in the formation of inosine, which is read by the DNA polymerase as a G, which subsequently leads to an A-to-G change. The deaminase in a CBE will convert an amine group of C, resulting in the formation of uracil, which is read by the DNA polymerase as a T, which subsequently leads to a C-to-T change.

As shown in the figure below, the two components of our base editors, the CRISPR protein and the deaminase, are fused together to form a single protein. When introduced into a cell, the CRISPR targets the desired genomic location by recognizing a complementary section on the DNA to the section encoded in the guide RNA. The deaminase then makes the desired edit to a target base in the editing window.

In the example shown, a C is edited to a U on one strand of the DNA, which is read as a T. Once this strand has been edited, the intermediate DNA consists of an edited strand, containing a U at the target locus, and an unedited strand with a G. The U:G is a mismatch, which the cell will normally attempt to repair in a process that can potentially lose the edit. In order to preserve the editing, we modify the CRISPR in our base editors to cleave the unedited single strand of the DNA, referred to as nicking, rather than creating double-stranded breaks. Nicking increases the efficiency of editing by inducing the cell to use the newly-edited strand, and not the unedited strand, as the template for repair, resulting in a U:A pair without any translocations. Upon DNA repair or replication, the U is read as a T, resulting in a T:A pair. Therefore, the permanent conversion of a C:G base pair to a T:A base pair is completed.

Analogously, when an ABE is used instead of a CBE, an A:T pair is converted to a G:C pair. Because the DNA is double-stranded, by targeting the non-coding strand, we can also convert a T:A pair to a C:G and a G:C pair to a

A:T pair in the coding strand. For example, using ABE to install an A-to-G edit on the non-coding strand of the DNA will cause a T-to-C change in the coding sequence of the gene once the base pair has been fully modified.

The modular and individual components of our base editors can be rapidly customized for specific diseases, creating new therapeutic programs with significant efficiencies in development. By changing the guide RNA portions of the CRISPR protein, we can quickly and precisely retarget base editors to different genomic locations based on their gene sequences. By changing the deaminase, we can control which base is edited (e.g., C or A). As a result, we believe our base editing platform is highly versatile, efficient, and scalable for discovery of drug candidates.

Diverse therapeutic applications of base editing

We believe the unique advantages of our base editing platform – single base editing precision, predictable editing outcome, high editing efficiency, and the avoidance of double-stranded breaks – make base editing a compelling approach for a wide range of therapeutic applications. This includes gene correction, gene modification, gene silencing and gene activation, as well as multiplex editing of several genes simultaneously.

Gene Correction

Errors of a single base, known as point mutations, are the most common form of genetic mutations, representing approximately 58% of all the known genetic errors associated with disease, as shown in the figure below. For example, sickle cell disease is caused by a single point mutation at position 6 in the adult hemoglobin gene, while alpha-1 antitrypsin deficiency is caused by a single point mutation at position 342 in the SERPINA1 gene.

We believe base editors may be an ideal tool for repairing point mutations. Also shown in the figure below, our base editors are capable of correcting approximately 61% of the known point mutations that cause human disease. Our ABEs can address approximately 47% of point mutations, while our CBEs can address approximately 14%, making these editors potentially powerful tools for the treatment of a wide range of diseases. To address the remaining point mutations within the genome, we have an active research effort to develop editors that can make different chemical modifications, such as changing C to G or A to T.

Gene Modification

In addition to repairing point mutations, base editors are also capable of making other kinds of precise modifications to genes that could be used to treat disease. Natural genetic variations of a single base among human populations, revealed by population-level genomic studies, are now known to protect against or modify risk for a disease. For example, the risk of Alzheimer’s disease is significantly higher in patients with the apolipoprotein E4 genotype (APOE4), reflecting a variation of just one base in the apolipoprotein gene (APP), whereas it is significantly lower in patients with the “Icelandic” variant of the amylolid precursor protein gene, reflecting a single base change variant (A673T). Several genes, including proprotein convertase subtilisin/kexin type 9 (PCSK9), have also been associated with an increased risk of coronary artery diseases. Therefore, base editors could also potentially prevent or modify risk of disease by making these kinds of precise single-base modifications to genes, informed by human clinical genetics.

Gene Silencing or Activation

Upregulation or downregulation, including silencing and activation, of gene expression is a desirable therapeutic approach to cure many diseases. The high level of precision of base editors is ideally suited to alter regulatory regions of genes, ensuring that only a few bases at precise locations are altered to achieve the desired effect without causing broader disruptions to adjacent regions that may still have important regulatory functions. For example, we have demonstrated re-activation of expression of fetal hemoglobin by precisely changing the regulatory region of the relevant genes to which one or more repressor proteins can bind, including B-cell lymphoma/leukemia 11A, or BCL11A. Both our C and A base editors can also be used to silence the expression of genes, with editing rates that are highly comparable to those achieved with nuclease-based editors but without requiring a double-stranded break. Gene silencing, such as targeting surface proteins in a CAR-T cell, can be achieved either by the conversion of certain short gene sequences, called codons, into STOP codons or by the disruption of splice donor-acceptor sites, in each case with a single base conversion, as shown in the figure below.

Multiplex editing

Because they avoid creating double-stranded breaks, base editors are particularly advantageous for situations in which multiple sequences in the genome must be simultaneously targeted. This could include targeting duplicated or repetitive sequences in the genome, as is the case with the identical regulatory regions of the two neighboring genes for fetal hemoglobin, or targeting several genes at once, such as in the creation of advanced cell therapies like CAR-T cells with a combination of features that could dramatically enhance their therapeutic potential.

The simultaneous creation of multiple double-stranded breaks by nucleases can cause unwanted large-scale genomic rearrangements, such as translocations and deletions. These genomic rearrangements occur more frequently as the number of double-stranded breaks increases. Conversely, base editors do not create double-stranded breaks, and we have demonstrated in cell lines that they can edit multiple locations simultaneously without causing any detectable chromosomal rearrangements, as shown in the figure below.

Additionally, there are manufacturing benefits as cells that have three or more nuclease edits appear to have a significant growth deficit compared to cells that have been edited the same number of times with a base editor, as shown in the figure below.

We believe that our base editors can provide a significant and meaningful advancement in therapies where more complex genome editing is required, such as targeting multiple sequences across the genome or creating highly engineered cellular therapies.

Our Portfolio

We believe a diversified portfolio across multiple delivery pipelines will maximize our ability to provide life-long therapies to patients over the broadest range of diseases possible. We are currently advancing a portfolio of 12 base editing programs, with each program progressing along a clearly-defined research and development path. We are also evaluating numerous targets that are in earlier stages of research. We plan to advance multiple programs through clinical development in parallel, with each one potentially capable of delivering proof-of-concept in Phase 1 clinical studies in genetically-defined patient populations and potentially reaching approval on an accelerated pathway.

Our portfolio is purposefully built around a mix of strategic and technical profiles, creating significant optionality and risk diversification. We prioritize and advance programs based on a number of criteria, including high unmet medical need, editing feasibility, clinically validated delivery modalities, favorable clinical and regulatory development pathways, and evidence that base editing offers potentially compelling advantages for patients over available standards-of-care and novel therapeutic modalities in development.

Our programs are organized by delivery modality into three distinct pipelines: electroporation for hematology and oncology cell therapy, LNP for the liver, and AAV for the eye and CNS. For the majority of our 12 programs, we have demonstrated base editing of cells in vitro at therapeutically relevant levels, which we believe has the potential to be disease-modifying for each disease. We have also successfully demonstrated feasibility of base editing with each of our three delivery modalities in relevant cell types for electroporation and AAV and in vivo in mice for LNP. We expect to achieve preclinical proof-of-concept in vivo, which would include engraftment of ex vivo base edited human cells in mice or base editing with AAV or LNP in non-human primates, for multiple programs in 2020. If successful, this will allow us to initiate investigational new drug, or IND, enabling studies for multiple programs beginning in 2020, potentially leading to an initial wave of IND filings beginning in 2021.

The modularity of our platform means that establishing preclinical proof-of-concept of base editing using a particular delivery modality will potentially reduce risk and accelerate the timeline for additional product candidates that we may develop targeting the same tissue. In some cases, a new product candidate may only require changing the guide RNA. Subsequent programs using the same delivery modality can also take advantage of shared capabilities and resources of earlier programs. In this way, we view each delivery modality as its own unique pipeline, where the success of any one program may pave the way for a large number of additional programs to progress quickly to the clinic, as illustrated in the figure below.

Translating Base Editors into Product Candidates

We are optimizing specificity and establishing manufacturing capabilities as well as delivery modalities needed to translate these base editors into product candidates.

Specificity in base editing

Characterizing and optimizing the off-target profile of any editing program is a critical need in gene editing. The combination of our experienced scientific team and depth of our platform capabilities, along with our founders’ contributions, has allowed us to establish a comprehensive approach to potentially characterize and address off-target editing liabilities of base editing. For example, we have developed and in-licensed sophisticated tools to assess possible off-target base editing, and we continue to make improvements to our base editors in order to increase their specificity. Collectively, these advancements are designed to support our planned IND filings.

Our comprehensive approach to addressing potential off-target effects is supported by proven industry-standard assays to predict and detect off-target editing, with some tailored specifically for base editing. Each base editor and guide RNA construct undergoes extensive evaluation to characterize its on- versus off-target editing profile. Guide RNAs that have minimal binding to off-target sites would be chosen for each program, as confirmed through computational and experimental assays. We then assess the potential for the base editor to edit DNA or RNA independently of CRISPR binding, as shown in recent publications. Importantly, our deaminases only edit single-stranded DNA, ensuring that double-stranded DNA outside the editing window remain unedited. Additional proprietary insights, including further optimization of the deaminase domain, are used to potentially minimize residual risk of off-target DNA editing, or transient editing of RNA strands, by the base editor.

Furthermore, in some editing windows, there are more than one C or A base which can be edited, potentially resulting in the modification of an additional base, called a “bystander edit,” to the targeted base. For example, a particular editing window may have two A bases, one of which is the intended target. Importantly, potential bystander edits are highly predictable based on analysis of the target gene sequence. As a result, a bystander assessment is a routine part of our early discovery process. When it occurs, bystander editing is often inconsequential, either because of the application (such as when silencing gene function by introducing premature stop codons) or because the genetic code dictates that many codon changes, including almost all third-position transitions (i.e. A-to-G or C-to-T), do not change the amino acid. Infrequently, a bystander edit may lead to an unwanted amino acid change at the target site which could counteract our effort to correct the gene sequence and restore function. In such cases, we employ multiple strategies intended to ensure that any consequence of the bystander edit is mitigated or eliminated. This may include the use of alternative editors that can bind at slightly different positions on the DNA, thus moving the editing window so that the on-target edit is retained while the bystander edit is avoided. In other cases, the bystander edit may be acceptable since the amino acid change leads to a protein with features that are indistinguishable from those of the wild type protein, as determined by biochemical assays or as validated by existing human polymorphisms. Finally, in rare cases where a base editor for a given target site creates a bystander edit which cannot be avoided and leads to a non-functional protein, such a target would no longer be pursued.

Manufacturing base editor product candidates

Many of the general principles and processes used to synthesize, formulate and deliver base editors are similar to those already in development for nuclease-based gene editing technologies. Because of this, we are able to leverage the advances already made in the field of genetic medicine manufacturing.

Our internal process development team is highly experienced across all of our delivery modalities. We have already begun process development initiatives for our most advanced programs, and we intend to transfer optimized protocols to selected contract manufacturing organizations, or CMOs.

For our initial waves of clinical programs, we intend to use CMOs with relevant manufacturing experience in genetic medicines. We have partnered with a CMO that has long-standing experience in manufacturing guide RNAs under GMP standards. We have also identified CMOs for the manufacturing of all other components of the product candidates we may develop.

Over the longer term, due to the importance of high-quality manufacturing and control of production, we may establish our own manufacturing facility. Given our investment in electroporation, viral and non-viral delivery approaches, we anticipate using a facility with the flexibility to manufacture different drug product modalities.

Delivery of base editors

Our delivery strategy is to establish a comprehensive suite of clinically validated technologies in parallel. We believe no single technology has been able to deliver medicines to different target organs with equal efficacy. As a result, for a given tissue type, we use the delivery modality with the most compelling biodistribution. We plan to use electroporation for efficient delivery to blood cells and immune cells ex vivo, LNP for in vivo delivery to the liver and potentially other organs in the future, and AAV for in vivo delivery to the eye and CNS. This strategy utilizes the work of others in the field who have clinically validated each of these approaches for other nucleic acid payloads. This strategy also allows us to benefit from many years of preclinical and clinical industry knowledge, which we intend to capitalize on to rapidly advance our portfolio towards clinical development.

Ex Vivo Delivery via Electroporation

Electroporation is a clinically validated technology for the ex vivo delivery of various therapeutic constructs into harvested cells, which are then reintroduced into the body. Electroporation introduces nucleic acid or proteins into cells by discharging an electrical pulse across a cell membrane. With electroporation, we introduce the base editor into the cells as a messenger RNA, or mRNA, encoding the editor, or as a purified protein along with the guide RNA for a given target. When using electroporation for delivery of base editors in hematology, the patient first undergoes a standard myeloablation procedure, which is also used in allogeneic hematopoietic stem cell transplant therapy, to remove all endogenous bone marrow hematopoietic stem cells, or HSCs. The base editors are then introduced in the HSCs using electroporation, and the HSCs are re-infused back into the patient approximately one to two months after initial extraction of the patient’s HSCs. Once reinfused, the HSCs begin repopulating a portion of the bone marrow as permanently modified HSCs in a process known as engraftment. The engrafted HSCs give rise to progenitor cell types with the corrected gene sequences.

Electroporation has been used extensively preclinically and, more recently, clinically for gene therapy and gene editing applications. The electroporator that we are initially using is referenced in a U.S. Food and Drug Administration, or FDA, Drug Master File and has been used in more than a dozen clinical trials. We are using this technology to advance our ex vivo programs in several areas, including for the treatment of diseases in hematology and oncology.

Non-Viral Delivery In Vivo with Lipid Nanoparticles

LNPs are a clinically validated technology for delivery of nucleic acid payloads to the liver. LNPs are multi-component particles that encapsulate therapeutic elements, and protect them from degradation while in an external environment, enabling the transient delivery of the base editor in vivo. Multiple third-party clinical trials have demonstrated the effective delivery of silencing RNA, or siRNAs, to the liver using LNPs. We have developed several proprietary LNP formulations and have shown effective base editing of a surrogate target in mice at low doses, an example of which is shown in the figure below.

Because only one dose of a base editing therapy may be needed in a course of treatment, LNPs are a suitable delivery modality that we believe is unlikely to face complications seen with chronic use of LNPs, such as when delivering oligonucleotides. All of the components of the LNP, as well as the mRNA encoding the base editor, are well-defined and can be made synthetically, providing the opportunity for scalable manufacturing.

We believe our LNP formulations will be important strategic assets that will facilitate the efficient development of subsequent product candidates in our non-viral delivery pipeline. We are currently using a variety of cationic lipids from various sources to advance our programs for genetic liver diseases. We intend to identify a lead LNP formulation that demonstrates biodistribution to hepatocytes in appropriate non-human primate models, which we would then plan to use in our clinical studies.

Viral Delivery In Vivo with Adeno-Associated Virus Vectors

AAV is a clinically validated technology that has been extensively used for gene delivery to a variety of tissues. AAV is a small, non-pathogenic virus that can be repurposed to carry a therapeutic payload, making it an ideal vector for delivery of gene editing therapies. Several clinical trials have been conducted or are in progress with different AAV variants for multiple diseases, including diseases of the eye, liver, muscle, lung and CNS. We have an option to in-license a variety of AAV variants that could be selected for optimal distribution to multiple organs.

Because our DNA base editors are larger than the approximate 4.5kb packaging limit of AAV vectors, we use a novel split intein technology that is designed to deliver the base editor and guide RNA by co-infection with two viruses, where each virus contains approximately one half of the editor. High levels of base editing efficiency have been demonstrated using split editors, which are comparable to those achieved with full length editors. As shown in the figures below, our novel split editor achieves equivalent levels of editing to the full-length editor, and its activity is strictly dependent upon both halves of the split editor being present.

Ex Vivo Electroporation for Hematologic Diseases and Oncology

Sickle Cell Disease and Beta-Thalassemia

Opportunity

Sickle cell disease is a severe inherited blood disease caused by a single point mutation in the beta globin gene at the sixth amino acid, also known as Hemoglobin S, or HbS. This mutation makes the protein aggregate into long, rigid molecules that bend red blood cells into a sickle shape under conditions of low oxygen. Sickled cells obstruct blood vessels and die prematurely, ultimately resulting in anemia, severe pain (crises), infections, stroke and early death. Sickle cell disease is the most common inherited blood disorder in the United States, affecting an estimated 100,000 individuals, of which a significant proportion are of African-American descent (1:365 births). The only potentially curative therapy currently available for patients with sickle cell disease is allogeneic Hematopoietic Stem Cell Transplant, or HSCT; however, this procedure holds a high level of risk, particularly Graft-versus-Host Disease, or GvHD, resulting in a low number of patients opting for this treatment. Other treatments generally focus on managing patients’ symptoms, including pain medicines during vaso-occlusive crises, hydroxyurea to reduce the number of pain episodes, and antibiotics and vaccines to prevent bacterial infections.

Beta-thalassemia is an inherited blood disorder caused by any one of over 200 mutations in the hemoglobin beta gene, or HBB, which results in reduced production of functional hemoglobin. Transfusion-dependent beta-

thalassemia, or TDBT, is the most severe form of this disease, often requiring multiple transfusions per year. Patients with TDBT suffer from failure to thrive, persistent infections, and life-threatening anemia. As a consequence of the frequent transfusions, patients with TDBT require iron chelation therapy, which is associated with significant toxicities, resulting in low levels of adherence. The incidence of symptomatic beta-thalassemia is estimated to be 1:100,000 worldwide, including 1:10,000 in Europe. In the United States, based on affected birth incidence of 0.7 in 100,000 births, and increasing survival rates, we expect the population of individuals affected by this disease to be more than 1,400 and rising. As with sickle cell disease, the only potentially curative treatment available today is allogeneic HSCT, which holds a high level of risk, particularly GvHD, resulting in a low number of patients opting for this treatment.

Limitations to current therapeutic approaches

Current efforts to treat these diseases include gene therapy and a variety of approaches to elevate a compensatory form of hemoglobin called fetal hemoglobin, or HbF. A lentiviral gene therapy for one form of beta-thalassemia has been approved in Europe; however, significant unmet medical need remains in these diseases. Lentiviral gene therapy approaches rely on random genomic insertion, which introduces the risk of disrupting important genes or activating cancer-causing genes.

Efforts by others to elevate fetal hemoglobin include knock out of a repressor protein with RNA interference, or RNAi, nuclease editing, or small molecules, with the potential drawback that other biological functions of the repressor protein will also be disrupted. Furthermore, since the two copies of the HbF gene, HBG1 and HBG2, have identical regulatory regions, use of a nuclease to directly re-activate the fetal hemoglobin genes may lead to deletions as a result of simultaneous double-stranded breaks in the neighboring genes. Reported levels of HbF upregulation for these nuclease-based approaches are approximately 30-40%, potentially reaching the threshold of therapeutic efficacy, but data suggest that higher upregulation would be beneficial if achieved.

In sickle cell disease, attempts to directly edit the sickle cell gene with nucleases, leveraging HDR, have been limited by low efficiency, with reported in vivo correction rates of 10%. Small molecule therapies, such as voxelotor and rivipansel, and antibodies, such as crizanlizumab, are in clinical development for these diseases. However, these approaches manage, rather than cure, the disease and do not address all of its symptoms.

Our approaches

We are using base editing to pursue two complementary approaches to treating sickle cell disease and one to treat beta-thalassemia:

•	A differentiated approach to elevating fetal hemoglobin which could be used in treatments for both sickle cell disease and beta-thalassemia

•	A novel approach to directly correcting the sickle mutation

Approach 1: Recreate naturally-occurring protective HPFH mutations to elevate HbF

The beneficial effects of HbF to compensate for mutations in adult hemoglobin were first identified in individuals with a condition known as Hereditary Persistence of Fetal Hemoglobin, or HPFH. Beta-thalassemia or sickle cell disease patients who also have HPFH are asymptomatic or experience a much milder form of their disease. HPFH is caused by single base changes in the regulatory region of the HbF genes (HBG1 and HBG2), which increases the expression of the fetal form of hemoglobin by preventing the binding of one or more repressor proteins.

Using base editing, we reproduce these specific, naturally-occurring base changes in the regulatory elements of the HbF genes, preventing binding of repressor proteins and leading to re-activation of HbF expression. We believe this approach offers several potential advantages over others:

•

Higher levels of HbF. Our most effective base editors deliver a higher level of HbF than other editing approaches, which are likely to correlate with further reductions in disease symptoms and improved health.

•	High precision in editing. Our base editor alters only a few bases at targeted locations in the regulatory regions of the HbF genes, the minimal change required to re-activate HbF.

•

Informed by human genetics. Our base editor program uses a precise, direct editing strategy that is informed by human genetics and aims to reproduce naturally-occuring mutations in the promotion of the HBG1 and HBG2 genes that lead to upregulation of HbF and prevent sickle cell disease or beta-thalassemias.

•

Specific re-activation of HbF genes. HbF re-activation occurs without impacting the expression or function of the repressor protein itself, avoiding any interference with other biological activities in which the repressor is involved.

•	No deletions or translocations. Our base editors can precisely and directly edit both fetal hemoglobin genes simultaneously without any genomic or chromosomal alterations, unlike nucleases.

•	Non-viral delivery. Unlike lentiviral gene therapies, base editors are simple to manufacture, delivered via electroporation, and edit the genome at a predictable location without integration.

We have screened multiple guides and editors and have selected a combination which efficiently and precisely inserts protective mutations in the HbF gene regulatory regions. We have selected a lead candidate that has demonstrated 80% editing at the target site in the HBG1 and HBG2 genes, and yielded over 60% upregulation of HbF in human CD34+ cells, as shown in the figure below.

Next Steps

We are progressing our HPFH program towards clinical studies by conducting long-term studies to support our process development efforts prior to filing an IND. This will involve IND-enabling studies to fully characterize the edited cells and confirm the long-term persistence of editing. We have engaged with reputable CMOs to develop the manufacturing process for the guide RNA, the base editor, and the final clinical drug candidate to support our IND. We intend to have a pre-IND meeting with the FDA to confirm that our approach is suitable for progression to an IND filing.

Approach 2: Direct correction of the sickle cell point mutation

Our second base editing approach for sickle cell disease is a direct correction of the causative HbS point mutation at position 6 of the beta globin gene. By making a single A-to-G edit, we have demonstrated in cell lines the ability to create the naturally-occurring “Makassar” variant of hemoglobin. This variant, which was originally identified in humans in 1970, has the same function as the wild-type variant and does not cause sickle cell disease. Distinct from other approaches, cells that are successfully edited in this way are fully corrected, no longer containing the sickle protein.

We have identified base editors that have demonstrated 40% to 70% correction of the sickle cell point mutation into the functional Makassar variant in primary fibroblasts isolated from patients with sickle cell disease, as shown in the figure below. Published studies suggest that 20% correction of HbS may be sufficient to cure the disease.

Next Steps

We are advancing this program by testing levels of direct correction of the beta globin gene in CD34+ cells derived from patients with sickle cell disease. Similar to our HPFH approach, we plan to optimize our editing process and will conduct engraftment studies in mice as well as other IND-enabling studies to monitor the efficacy and safety of this editing approach, followed by human clinical trials in patients with sickle cell disease.

Expansion opportunities in hematology pipeline

Once we have established the ability to deliver base editors into CD34+ cells in a transplant setting for beta-thalassemia and sickle cell disease, we believe we will be able to rapidly accelerate other CD34+ programs. We expect that developing new programs may require only minimal incremental investment, selecting different guide RNAs, and making minor changes to the base editor. This could potentially create entirely new product candidates for different gene targets.

Ex Vivo Electroporation for Multiplex Editing of Advanced Cell Therapies

CAR-T Cell Therapies in Immunology/Oncology

Opportunity

CAR-T cell therapy is a form of immunotherapy that harness the power of T cells to recognize and kill tumors. Using a protein on their surface called a T cell receptor, or TCR, T cells can distinguish between tumor cells and healthy cells to selectively kill tumors. However, tumors have evolved numerous ways of evading TCR-mediated killing. In CAR-T cell therapy, T cells are engineered to express a protein called a chimeric antigen receptor, or CAR, that recognizes specific proteins on the surface of tumor cells and allows the T cells to kill independently of the TCR, thus circumventing the tumor cells’ evasion of the TCR.

There are currently two FDA-approved CAR-T products that are “autologous”, or generated using cells taken directly from the patient. Following the initial isolation, these cells are engineered ex vivo to express the CAR and are then reintroduced into the patient. These products have demonstrated dramatic efficacy in certain patients with relapsed or refractory hematologic cancers.

Limitations of current approaches

Despite their promising potential, autologous CAR-T therapies have several limitations, including lack of patient eligibility, delays in treatment, and unscalable and costly manufacturing processes. The ability to generate “off-the-shelf” CAR-T products that can be manufactured using standardized processes from a single healthy donor for use in multiple patients can address the above limitations. These products are known as allogeneic, and several approaches are being explored in clinical trials. However, because allogeneic CAR-T cells are isolated from a donor, these approaches introduce new complications:

•	Graft-versus-Host disease. For allogeneic CAR-T approaches, the original targeting element of the TCR must be removed to prevent the CAR-T from targeting other tissues in the patient’s body.

•

Host-versus-Graft rejection. To prevent recognition and subsequent rejection by the patient’s immune system, the proteins of the donor that the immune system recognizes on the surface of the CAR-T cells must be removed.

Additional obstacles for CAR-T therapies include: limited persistence and proliferation within the host; heterogeneity of antigen expression within the tumor that promotes resistance; poor trafficking to the tumor site; and functional suppression by the hostile tumor microenvironment. These collective hurdles require T cell engineering strategies, such as multiplex editing, that target a large and growing list of candidate genes in the same cell.

We believe that multiple factors need to be engineered in CAR-T cells to augment their efficacy to treat a broader range of hematological malignancies and solid tumors. While it is possible to use nucleases to knock out multiple genes at the same time, multiplex editing with nucleases creates simultaneous double-stranded breaks across the genome. We believe that the high probability of unwanted genomic rearrangements, which increases dramatically with the number of double-stranded breaks made, limits the number of simultaneous edits that can be made in a CAR-T product. In addition, the numerous double-stranded breaks impact cell viability and cell yield, which leads to an inefficient manufacturing process. Overall, this may limit the ability to use nuclease-based technologies to develop highly engineered cell therapies that can overcome the obstacles described above.

Our approach: Multiplex base editing for allogeneic cell therapies

We believe that base editing is an ideal tool to simultaneously multiplex edit a large number of genes, without chromosomal rearrangements, to endow allogeneic CAR-T cells with a combination of features that may dramatically enhance their therapeutic potential. We aim to generate CAR-T product candidates with several potential advantages, which include:

•

An efficient manufacturing process. We intend to introduce the editor and several guide RNAs for the different edits simultaneously. This single electroporation step and the lack of double-stranded breaks maximize cell yield, making the process rapid and efficient. Furthermore, by enabling an allogeneic cell source for the product candidates we may develop, we can potentially create a more scalable and cost-effective manufacturing process.

•

The potential to mitigate tumor resistance by developing multi-CAR product candidates. Variable expression or downregulation of the targeted tumor antigen can lead to resistance or relapse. By targeting more than one antigen at the same time, we can potentially reduce the ability of the tumor to escape killing.

•

Prevention of CAR-T cell fratricide. When targeting hematological tumors, the shared antigens that are expressed on both the malignant blood cells and the CAR-T cells leads to fratricide, or cell-to-cell killing of CAR-T cells. We can use base editing to eliminate the antigens from the CAR-T cells, preventing fratricide.

•

Broader availability to patients. Our allogeneic approach opens up the potential to treat more patients, including those who might not be eligible for autologous CAR-T due to inadequate T cell yield or function or those who require rapid treatment and cannot wait for an autologous process.

•

The potential for reduced susceptibility to the immunosuppressive tumor microenvironment. By editing one or more genes on the CAR-T cells, such as PD-1 or LAG-3, we prevent the tumor microenvironment from dampening T cell response, potentially preventing premature exhaustion of the CAR-T cells.

The figure below shows the results of proof-of-concept experiments that demonstrate the ability of base editing to make simultaneous multiplex edits with very high efficiencies and without the generation of chromosomal rearrangements. The panel on the left of the figure below shows the editing of three genes (ß2M, PD1 and TRAC) with very high efficiencies (85% to 95%). In these experiments, we saw no significant loss of efficiency between the editing of a single gene and the simultaneous editing of three genes. The high level of genetic editing resulted in the expected loss of expression of the corresponding proteins on the surface of the cells, as shown by the panel in the middle of the figure below, which demonstrates that 95% of cells achieved complete loss of CD3 (TRAC gene) and of ß2M proteins.

Importantly, the table in the figure below shows no chromosomal rearrangements, as detected by a sensitive method (UDiTaSTM) following editing with the C base editor. By contrast, in Cas9 nuclease-treated cells, chromosomal rearrangements were readily detected.

Notably, as shown in the figure below, nuclease-treated cells also demonstrated a growth deficit compared to controls, as the number of simultaneous edits rises. By contrast, base edited cells grew normally, consistent with a potentially more efficient manufacturing process for base edited cells.

Finally, as shown in the figure below, the triple-edited cells were highly functional in in vitro assays that measured secreted interferon gamma, a biomarker of T cell activity. High levels of interferon were only released after the CAR-T cells interacted with cells expressing the targeted antigen and not with cells lacking the antigen, demonstrating the functional recognition of the antigen by the CAR.

Our initial CAR-T therapeutic programs

We are leveraging our highly efficient multiplex base editor technology to generate advanced allogeneic CAR-T cells with four to five simultaneous base edits in addition to the insertion of the CAR. Our initial focus will be on hematologic malignancies, and we are developing allogeneic CAR-T product candidates that have the opportunity to simultaneously target at least two tumor antigens to potentially minimize tumor escape. We intend to leverage collaborations with one or more academic institutions experienced in CAR-T therapy to advance these programs.

The initial indications that we plan to target with these product candidates are relapsed, refractory, pediatric T-cell Acute Lymphoblastic Leukemia, or T-ALL, and pediatric Acute Myeloid Leukemia, or AML. While several trials are ongoing with CAR-T or bispecific antibody product candidates for T-ALL and AML, we do not believe that any of the approaches have all of the attributes of product candidates that are enabled by our multiplex editing. We believe that our approach has the potential to produce higher response rates and deeper remissions than existing approaches. Longer term, expansion from pediatric into adult populations with either T-cell malignancies or AML may represent additional opportunities for these product candidates.

The highly-engineered CAR-T product candidates we are developing for T-ALL and AML include the following simultaneous edits:

•	Prevent graft-vs-host. Editing out the TCR to ensure that the CAR-T cell only attacks the CAR antigen on the tumor and not the patient’s healthy cells.

•	Enable allogeneic cell source. Another edit to enable the use of healthy donor cells.

•	Minimize interference by the tumor microenvironment. An additional edit to minimize exhaustion by the T cell and prolong efficacy for attacking the tumor.

•	Prevent fratricide. Additional edits to eliminate antigens that are shared between malignant cells and CAR-T cells, to prevent fratricide for T-ALL.

In the below figure, the image on the left shows some of the potential targets that may be edited to produce advanced product attributes, and the chart on the right shows the efficiency of silencing various target genes using multiplex editing.

Next Steps

We are in the process of finalizing the selection and evaluation of the CAR antigens for the combination product candidates we are developing in T-ALL and AML, testing cell killing and T cell activation in the presence of tumor cells. We then plan to conduct in vivo studies of our CAR-T product candidates in animal models of these diseases. We have engaged with reputable CMOs to develop the manufacturing process for the guide RNA, the base editor, and the final clinical drug candidate to support our IND-enabling studies and, eventually, the filing of the IND. We plan to conduct clinical studies at sites both in the United States and Europe and to have pre-IND, or equivalent, engagements with the relevant authorities to ensure that our plans can successfully support IND filings or equivalent.

Expansion opportunities in advanced cell therapy pipeline beyond our initial product candidates

We believe the versatility of our base editing platform positions us to rapidly expand our portfolio of advanced cell therapies beyond the initial product candidates we may develop. Applying the same multiplex editing principles to other validated and emerging hematologic targets potentially will allow us to directly benefit from the learnings of our two initial programs. Furthermore, the ability to create CAR-T products with numerous edits to checkpoints and other immune signaling/microenvironment receptors could also unlock solid tumors, a much larger opportunity that has been difficult to target with existing CAR-T therapies.

Beyond CAR-T in hematology and solid tumors, other kinds of cell therapies could also benefit from these same approaches. In oncology, CAR-NK cells, TCR-modified T cells, and induced pluripotent stem cells are likely to expand the therapeutic landscape of engineered cell therapies; each could also benefit from the multiplex editing strategies described above. Beyond oncology, engineered immune cells may be useful for autoimmune, neurological, and other disorders.

Non-Viral Delivery for Liver Diseases

Alpha-1 Antitrypsin Deficiency

Opportunity

Alpha-1 Antitrypsin Deficiency, or AATD, is a severe inherited genetic disorder that can cause progressive lung and liver disease. AATD is the result of a mutation in the SERPINA1 gene that normally produces secreted alpha-1 antitrypsin, or AAT. AAT modulates various proteases such as neutrophil elastase, an enzyme that normally fights infections but that can also attack normal lung tissue if not adequately controlled by AAT. The most severe form of AATD arises when a patient has a point mutation in both copies of the SERPINA1 gene at amino acid 342 position (E342K, also known as the “Z” allele). This point mutation causes AAT to misfold, accumulating inside liver cells rather than being secreted, resulting in very low levels (10%-15%) of circulating AAT. As a consequence, the lung is left unprotected from neutrophil elastase, resulting in progressive, destructive changes in the lung, such as emphysema, which can result in the need for lung transplants. The mutant AAT protein also accumulates in the liver, causing liver inflammation and cirrhosis, which can ultimately cause liver failure or cancer and require patients to undergo a liver transplant. It is estimated that approximately 60,000 individuals in the United States have two copies of the Z allele.

Limitations of current approaches

There are currently no curative treatments for patients with AATD. The most common treatment is intravenous protein replacement therapy, where purified human AAT is infused weekly to increase circulating AAT levels. While this treatment may slow the progression of the lung component of the disease, it will not cure the disease and has no protective effect on the liver component caused by the accumulation of the mutant protein.

Recent efforts to use genetic tools to address AATD have included gene therapy, AAT protein knock out, and SERPINA1 gene editing. The high volume of systemic AAT circulation required presents a challenge for gene therapy, particularly given recent data have shown that expression of AAV gene therapies in the liver can wane over time. AAV gene therapies can also be diluted by cell growth over time. AAT knock out with RNAi or gene editing in the liver may ameliorate liver toxicity, but is likely to lower circulating AAT levels and exacerbate the progression of the lung component of the disease. Finally, the use of nuclease-based technology to directly correct the AATD gene is severely limited by the low efficiency of HDR.

Small molecule drugs are also entering development which can bind the Z form of AAT, assisting in partial restoration of AAT secretion and folding. However, the functional effects of the Z protein bound to a small molecule have not yet been characterized, and such therapies would require chronic dosing.

Our approach: Direct correction of the AATD point mutation

With the high efficiency and precision of our base editors, we aim to directly correct the E342K point mutation back to the wild type sequence, an approach that has numerous potential advantages:

•

Ameliorating both lung and liver components of the disease. Direct correction of SERPINA1 simultaneously addresses both the lung component, by restoring AAT secretion and production, and the liver component, by removing the buildup of toxic AAT protein.

•

One-time treatment. Unlike chronic therapies such as small molecules or RNAi, our base editor therapy could represent a one-time correction of the disease after transient expression of the base editor in hepatocytes.

•

Permanent editing for life-long effect. Unlike AAV gene therapies which may decline over time or be diluted by cell growth, the correction of the SERPINA1 gene would represent a permanent life-long genetic modification. It would also be passed on through cell divisions during normal growth, thereby enabling treatment of young children.

•	Natural regulation. Direct correction of the SERPINA1 gene would also benefit from normal endogenous regulation, restoring normal production and levels of AAT over time.

•

Survival advantage of edited cells. Because of the toxicity of mutant AAT proteins, liver cells that are successfully corrected in this way may have a survival advantage in the liver and, over time, make up an increasing proportion of total liver cells.

Using molecular evolution techniques and structural biology insights, two of the core strengths of our platform discovery efforts, in six months, we have developed a novel base editor capable of correcting the E342K mutation in human cells, increasing the editing efficiency from 10% to 80% in vitro, as shown in the figure below.

Next Steps

We are currently conducting preclinical studies to confirm the ability to correct the E342K sequence in existing and enhanced mouse models of AATD. We are also optimizing LNP formulations in mice and in NHPs. These LNPs will encapsulate an mRNA coding for the base editor and the guide RNA targeting the specific SERPINA1 mutation for clinical delivery. The final selected formulation for clinical delivery will then be tested in IND-enabling studies before initiating clinical development in patients with AATD.

Glycogen Storage Disease 1a

Opportunity

Glycogen Storage Disease Type 1a, also known as Von Gierke disease, is an inborn disorder of glucose metabolism caused by mutations in the G6PC gene, which codes for the glucose-6-phosphatase protein, or G6Pase. Deficiencies in G6Pase activity result in hypoglycemia, or low blood glucose levels, which can be fatal if patients do not adhere to a strict regimen of slow-release forms of glucose, administered every one to four hours (including overnight). The inability to release glucose from the liver also leads to the accumulation of a multi-branched form of glucose, known as glycogen, in the liver and kidneys, resulting in functional impairment of these organs. Hepatocellular adenomas are a common sequaele in patients with GSD1a. Research has shown that approximately 10% of individuals with GSD1a, affected by hepatocellular adenomas, are at risk of progressing to malignant hepatocellular carcinomas. GSD1a occurs in approximately 1:100,000 births worldwide.

Limitations of current approaches

There are no disease-modifying therapies available for patients with GSD1a. Current approaches to treatment in development include AAV gene therapy and mRNA therapy to add back functional G6PC at the DNA and RNA level, respectively. In addition, gene editing approaches are being developed to correct the G6PC gene. AAV gene therapy to the liver can wane over time leading to uncertain durability of expression, a key concern in a disease for which life-long expression of G6PC in a high proportion of liver cells is needed to control systemic glucose metabolism during fasting periods. In addition, AAV gene therapies lack the endogenous regulation of this critical metabolic enzyme. Furthermore, the ability to treat young children may be limited by the dilution of the transgene as the patients grow. mRNA replacement therapy is being explored, but would also require chronic treatment. Lastly, gene editing to correct the G6PC gene has been limited by the low efficiency of HDR.

Our approach: Direct correction of prevalent GSD1a point mutations

Our approach to treating patients with GSD1a is to apply base editing via LNP delivery to repair the two most prevalent mutations that cause the disease, R83C and Q347X. It is estimated that these two point mutations account for 900 and 500 patients, respectively, in the United States, representing approximately 59% of all GSD1a patients. Animal studies have shown that as little as 11% of normal G6Pase activity in liver cells is sufficient to restore fasting glucose; however, this level must be maintained in order to preserve glucose control and alleviate other serious, and potentially fatal, GSD1a sequelae. Our approach to directly correcting these point mutations with base editors has several potential advantages:

•	One-time treatment. We believe that base editing has the potential to provide a one-time correction of the disease after transient expression of the base editor in hepatocytes.

•

Permanent editing for life-long effect. We believe the correction of the G6PC gene by base editing would be permanent, creating a persistent, life-long genetic modification that would be passed on through cell division during normal growth, enabling treatment of young children.

•

Natural regulation. Direct correction of the G6PC gene at its locus would restore the natural control of expression of the G6Pase protein, which needs to be tightly coordinated to maintain effective glucose control during fast and fed cycles.

We have identified product candidates that can correct up to 80% of the alleles in cells harboring the Q347X point mutation and approximately 30% in cells harboring the R83C mutation, as shown in the figure below. Correction of at least 11% is expected to be clinically relevant and potentially disease modifying in this disease.

Next Steps

Our current efforts are aimed at confirming the precise correction of the R83C and the Q347X mutations in transgenic mice harboring the specific mutations. In addition, we are optimizing LNP formulations, which will encapsulate an mRNA coding for the base editor and the guide RNA targeting the specific G6PC mutations, for clinical delivery. The final formulation for clinical delivery will be selected and tested in IND-enabling studies before initiating clinical development for GSD1a patients with these specific mutations.

Expansion opportunities in non-viral delivery pipeline

Once we have established the ability to deliver base editors via LNPs to hepatocytes, we could potentially advance other base editing liver programs to the clinic quickly. This highlights the versatility and modularity of our platform that potentially enables the creation of new product candidates by merely changing the guide RNA. The development of additional LNP formulations may also unlock tissues beyond the liver.

Finally, we have entered into a strategic collaboration with Verve Therapeutics to investigate gene editing strategies to modify genes associated with an increased risk of coronary artery diseases, initially focusing on the highest risk patient populations.

Viral Delivery for Ocular and CNS Disorders

Stargardt Disease

Opportunity

Stargardt disease is an inherited disorder of the central region of the retina, called the macula, which is responsible for sharp, central vision. The disease causes progressive degeneration of the macula, typically resulting in vision loss typically beginning in adolescence, and ultimately leading to central and night vision blindness.

The most common form of Stargardt disease is caused by autosomal recessive mutations in the ABCA4 gene, leading to abnormal accumulation of lipofuscin, a fatty yellow pigment, in retinal cells. This biochemical defect eventually leads to the death of photoreceptors, which are the cells that convert light into the electrical signals that are transmitted to the brain.

The most prevalent mutation in the ABCA4 gene that leads to Stargardt disease is the G1961E point mutation. Approximately 5,500 individuals in the United States are affected by this mutation.

Limitations of current approaches

There are currently no approved therapies for Stargardt disease. Although AAV gene therapy has been shown to be effective in other retinal disorders, the ABCA4 gene cannot be packaged into a single AAV vector due to its large size.

Approach: Direct correction of the most prevalent Stargardt mutation

Our base editing approach is to repair the G1961E point mutation in the ABCA4 gene. Disease modeling using tiny spot stimuli, or light stimuli through holes that are equivalent in size to a single photoreceptor cell, suggests that only 12%-20% of these cells are sufficient to preserve vision. We anticipate, therefore, that editing percentages in the range of 12%-20% of these cells would be disease-modifying, since each edited cell will be fully corrected and protected from the biochemical defect. Our base editing approach has several key potential advantages:

•

No limitation of gene size. Because we are editing the gene in its natural environment, we only need to deliver the editor to correct the point mutation. It may be challenging to deliver this large, membrane-bound protein using existing gene therapy approaches.

•	One-time treatment. Our base editor therapy could represent a one-time correction of the disease.

•

Natural regulation. Direct correction of the ABCA4 gene would benefit from normal endogenous regulation, restoring normal production and levels of the ABCA4 protein, which is critical for eliminating a key toxic metabolic byproduct in photoreceptor cells.

We have identified a base editor that is able to edit approximately 45% of the alleles in recombinant cells carrying the human mutated sequence, as shown in the figure below.

Given that the base editor is larger than the packaging capacity of a single AAV, we use a split AAV system that delivers the base editor via two AAV vectors. Once inside the cell, the two halves of the editor are recombined to create a functional base editor. As shown in the figure below, in human retinal pigment epithelial cells, or ARPE-19 cells, we have demonstrated approximately 50% editing of a surrogate base positioned immediately adjacent to the target base, which would be present in a diseased cell. If edited, this surrogate base would result in a synonymous change (i.e., no change to the amino acid).

Next Steps

We will progress towards clinical studies by testing the AAV split editors in non-human primate studies, where the editors will be delivered via sub-retinal injection to mimic the anticipated route of administration in the clinic. A retinal-specific protomer is also being tested to express the editor in the retina and minimize expression in other organs, in case of leakage. We also plan to test the editor for editing efficiency in human retinal organoids. We will subsequently conduct IND-enabling studies before initiating clinical development in Stargardt patients carrying the G1961E mutation. Finally, we are exploring the development of base editing of additional commonly occurring point mutations in Stargardt to expand the addressable patient population.

Expansion opportunities in viral delivery pipeline

Once we have established delivery to the eye of a base editor in an AAV, there are several other diseases of the eye where our editing technologies could be applied. By merely changing the guide RNA, we may be able to rapidly create new product candidates using the same AAV production and delivery approaches pioneered in the Stargardt program.

The ability to deliver base editors with AAV may also open up therapeutic opportunities in other tissues where AAV has been a clinically validated delivery approach. Beyond the eye, we are investigating the opportunity to edit numerous genes responsible for certain diseases of the CNS.

Future horizons in precision genetic medicine technologies

Building on the expertise of our academic founders and our innovative research culture, we plan to explore new and complementary technologies in base editing, gene editing, and genetic medicine over the long term to advance a broad portfolio across multiple delivery pipelines. As part of this strategy, we have acquired, through a license with The Broad Institute, two additional complementary technologies – RNA base editing and the Cas12b nuclease family.

Our RNA base editing technology is a two-part modular system using an RNA-directed CRISPR protein for targeting RNA strands and a deaminase for editing. This CRISPR protein, known as Cas13, is modified so that it cannot break the RNA strand, and is fused to a deaminase capable of making a single base edit at a specific target location within the RNA strand. This enables us to change protein expression, potentially correcting or altering the function of the resulting protein and correcting disease. Our RNA base editing technologies include the REPAIR™ system for A-to-I editing, as well as the RESCUE™ system for C-to-U editing. When delivered through a long-lasting viral vector, RNA base editing may provide a complementary approach to DNA base editing for permanent correction of gene expression. Additionally, RNA editing could potentially be beneficial in situations where a transient change is desirable, such as in regenerative medicine.

Access to the Cas12b nuclease family provides two potential strategic advantages for our portfolio. First, the distinct PAM sequence and conformation of Cas12b allows us to create DNA base editors that can bind to different target sites in the genome, further expanding the range of sites that we can edit. Second, having a nuclease allows us to make “cut” edits, which may be appropriate for some applications that require a double-stranded break.

Leveraging our deep scientific expertise, we also expect to develop insights into other innovative editing and delivery modalities. We believe that our delivery, manufacturing, and development capabilities could position us to effectively evaluate and rapidly develop such novel technologies and further extend our leadership in the field of genetic medicine.

Competition

The pharmaceutical and biotechnology industries, including the gene therapy and gene editing fields, are characterized by rapidly advancing technologies, intense competition, and a strong emphasis on intellectual property. While we believe that our differentiated technology, scientific expertise, and intellectual property position provide us with competitive advantages, we face potential competition from a variety of companies in these fields. There are several other companies utilizing CRISPR/Cas9 nuclease technology, including Caribou Biosciences, Editas Medicine, CRISPR Therapeutics, and Intellia Therapeutics. Several additional companies utilize other nuclease-based genome editing technologies, including Zinc Fingers, Arcuses, and TAL Nucleases, including Sangamo Biosciences, Precision BioSciences, and bluebird bio. In addition, we face competition from companies utilizing gene therapy, oligonucleotides, and CAR-T therapeutic approaches.

Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future that are approved to treat the same diseases for which we may obtain approval for our product candidates. This may include other types of therapies, such as small molecule, antibody, and/or protein therapies.

In addition, many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials and approved products than we do today. Mergers and acquisitions in the pharmaceutical, biotechnology and gene therapy industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. We also compete with these companies in recruiting, hiring and retaining qualified scientific and management talent, establishing clinical trial sites and patient registration for clinical trials, obtaining manufacturing slots at contract manufacturing organizations, and in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, particularly if they represent cures, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all of our programs are likely to be their efficacy, safety, convenience, and availability of reimbursement.

Intellectual property

Our success depends in part on our ability to obtain and maintain proprietary protection for our platform technology, our programs, and know-how related to our business, defend and enforce our intellectual property rights, in particular, our patent rights, preserve the confidentiality of our trade secrets, and operate without infringing, misappropriating or otherwise violating any valid and enforceable intellectual property rights of others. We seek to protect our proprietary position by, among other things, exclusively licensing and filing U.S. and certain foreign patent applications related to our platform technology, existing and planned programs, and improvements that are important to the development of our business, where patent protection is available. Notwithstanding these efforts, we cannot be sure that patents will be granted with respect to any patent applications we have licensed or filed or may license or file in the future, and we cannot be sure that any patents we have licensed or patents that may be licensed or granted to us in the future will not be challenged, invalidated, or circumvented or that such patents will be commercially useful in protecting our technology. For more information regarding the risks related to our intellectual property, please see “Risk Factors—Risks Related to Our Intellectual Property.”

Our wholly owned and our in-licensed patents and patent applications cover various aspects of our base editing platform and our programs, including:

•	C-to-T DNA base editors
•	A-to-G DNA base editors
•	A-to-I RNA base editors, or REPAIR
•	C-to-U RNA base editors, or RESCUE
•	CRISPR/Cas12b systems for nuclease editing
•	Novel guide RNA sequences
•	Systems and methods for increasing the specificity of base editing
•	Multiplex base editing in immune cells ex vivo
•	Methods for evaluating base editing specificity
•	Therapeutic methods
•	Delivery modality

We also have an option to license patents and patent applications relating to CRISPR/Cas9 systems. We intend to continue to pursue, when possible, additional patent protection, including composition of matter, method of use, and process claims, directed to each component of our platform technology and the programs in our portfolio. We also intend to obtain rights to delivery modalities through one or more licenses from third parties and to protect our own intellectual property to delivery modalities.

As of August 31, 2019, we owned approximately 28 pending U.S. provisional patent applications and approximately five pending international patent applications, or PCT applications. Our owned patent applications are related to our DNA base editing technology, including claims to base editor variants with enhanced activities (e.g., nucleobase deaminating activity) or novel properties (e.g., PAM recognition), methods of using such base editors, methods of using such base editors for therapeutic indications, multiplex base editing in immune cells ex vivo, guide RNAs that target base editors to therapeutically relevant DNA sequences, and methods for evaluating base editing specificity. One of these PCT applications is co-owned with The Broad Institute, or the Broad, and President and Fellows of Harvard College, or Harvard. If issued as U.S. patents, and if the appropriate maintenance fees are paid, the U.S. patents would be expected to expire between 2039 and 2040, excluding any additional term for patent term adjustments or patent term extensions.

DNA Base Editing

As of August 31, 2019, we in-licensed approximately 14 U.S. patents, approximately 21 pending U.S. patent applications, 8 pending PCT applications, and 98 pending ex-U.S. patent applications, related to DNA base editing from the Broad, Harvard, Editas Medicine Inc., or Editas, and Bio Palette Co., Ltd., or Bio Palette. The patents and patent applications outside of the United States were filed primarily in Europe, Japan, and China, although some of our in-licensed patent families were filed in a larger number of countries. The patents and applications from our in-licensed portfolio for DNA base editing include claims to novel base editors, claims to engineered deaminase enzymes (e.g., evolved TadA) used in the base editors, compositions including the base editor or engineered deaminase as a component, methods of using such base editors, including methods of using such base editors for therapeutic indications, guide RNAs that target base editors to therapeutically relevant DNA sequences. The in-licensed patents and applications also cover various aspects related to the platform technology, including base editing systems that employ S. pyogenes Cas9, S. aureus Cas9, Cas9 PAM variants, inactive forms of Cas9, and/or Cas9 nickases, and systems for delivery of base editors. Our current in-licensed patents and patent applications on DNA base editing, if the appropriate maintenance fees are paid, are expected to expire between 2034 and 2038, excluding any additional term for patent term adjustments or patent term extensions (or the corresponding foreign equivalent).

RNA Base Editing

As of August 31, 2019, we in-licensed approximately 5 pending U.S. patent applications, 9 pending PCT applications, and 4 pending ex-U.S. patent applications, related to RNA base editing from the Broad. The patents and patent applications outside of the United States were filed in Australia, Canada, Europe, and Russia. The patents and applications from our in-licensed portfolio for RNA base editing include claims to novel base editors, compositions including the base editor as a component, guide RNAs that target base editors to therapeutically relevant RNA sequences, and methods of using such base editors, including methods of using such base editors for therapeutic indications. Our current in-licensed patents and patent applications on RNA base editing, if the appropriate maintenance fees are paid, are expected to expire between 2036 and 2038, excluding any additional term for patent term adjustments or patent term extensions (or the corresponding foreign equivalent).

CRISPR/Cas12b

As of August 31, 2019, we in-licensed approximately 1 pending U.S. patent applications, 4 pending PCT applications, and 4 pending ex-U.S. patent applications, related to editing using Cas12b from the Broad. The patents and patent applications outside of the United States were filed in Australia, Canada, Europe, and Russia. The patents and applications from our in-licensed portfolio for Cas12b editing include claims to methods of using Cas12b to modify DNA (e.g., nuclease cleavage of DNA) and engineered and/or non-naturally occurring compositions including Cas12b as a component. Our current in-licensed patents and patent applications on Cas12b base editing, if the appropriate maintenance fees are paid, are expected to expire between 2036 and 2039, excluding any additional term for patent term adjustments or patent term extensions (or the corresponding foreign equivalent).

Rest of Platform

As of August 31, 2019, we in-licensed approximately 9 U.S. patents, approximately 11 pending U.S. patent applications, 2 pending PCT applications, and 59 pending ex-U.S. patent applications, related to the balance of our platform from universities and institutions. The patents and patent applications outside of the United States were filed primarily in Europe, Japan, and China, although some of our in-licensed patent families were filed in a larger number of countries. The patents and applications from our in-licensed portfolio for the balance of our platform include claims to compositions and methods for delivery of charged base editor proteins into cells, modification and improvements to the base editing systems including improvements to the nucleotide binding protein component, guide RNA component and base editing enzyme component of the base editing complex, as well as methods for evaluating gene targeting and base editing efficiency. Our current in-licensed patents and patent applications on the balance of our platform, if the appropriate maintenance fees are paid, are expected to expire between 2034 and 2038, excluding any additional term for patent term adjustments or patent term extensions (or the corresponding foreign equivalent).

CRISPR/Cas9 and CRISPR/Cas12a

We have a nonexclusive license to conduct research activities and an option to exclusively license certain patents and patent applications directed to Cas9 and Cas12a from Editas, who in turn has licensed such patents from various academic institutions. In the case of Cas9, a number of the U.S. patents are subject to an interference declared by the Patent and Trademark office, and a number of the European patents are the subject of one or more oppositions. For more information regarding the risks related to our intellectual property, please see “Business—Intellectual Property—Intellectual Property Licenses” and “Risk Factors—Risks Related to Our Intellectual Property.”

The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. However, the actual protection afforded by a patent varies from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, or PTA, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened (e.g., if a patent is terminally disclaimed over a commonly owned patent having an earlier expiration date). In some instances, such a PTA may result in a U.S. patent term extending beyond 20 years from the earliest date of filing a non-provisional patent application related to the U.S. patent. Patent term extensions, or PTE, under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly known as the Hatch-Waxman Act, are also possible for patents that cover an FDA-approved drug as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a PTE of up to five years beyond the expiration of the patent. The length of the PTE is related to the length of time the drug is under regulatory review. PTE cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug, a method for using it, or a method of manufacturing it, may be extended. Similar provisions are available in Europe and certain other jurisdictions to extend the term of a patent that covers an approved drug. In the future, if our products receive regulatory approval, we may be eligible to apply for PTEs on patents covering such products, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such PTE should be granted, and if granted, the length of such PTE. For more information regarding the risks related to our intellectual property, please see “Risk Factors—Risks Related to Our Intellectual Property.”

We also rely on trade secrets, know-how, continuing technological innovation, and confidential information to develop and maintain our proprietary position and protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have implemented measures to protect and preserve our trade secrets, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. For more information regarding the risks related to our intellectual property, please see “Risk Factors—Risks Related to Our Intellectual Property.”

Trademarks

As of August 31, 2019, we owned two trademark applications for BEAM THERAPEUTICS with the Patent and Trademark Office.

As of August 31, 2019, we in-licensed 5 registered ex-U.S. trademarks, 18 trademark applications, including approximately two pending U.S. trademark applications and 16 pending ex-U.S. trademark applications, for the use of REPAIR™ and RESCUE™ from the Broad.

Intellectual property licenses

We are a party to a number of license agreements under which we license patents, patent applications, and other intellectual property from third parties. The licensed intellectual property covers, in part, CRISPR-related compositions of matter and their use for base editing. These licenses impose various diligence and financial payment obligations on us. We expect to continue to enter into these types of license agreements in the future. We consider the following license agreements to be material to our business.

License Agreement with The President and Fellows of Harvard College

In June 2017, we entered into a license agreement with Harvard, and, in December 2017, we entered into an amendment to such license agreement, pursuant to which we received an exclusive, worldwide, royalty-bearing, sublicensable license under certain patent rights owned or controlled by Harvard to make, have made, offer for sale, sell, have sold and import products in the field of the prevention or treatment of any and all human diseases and conditions, excluding human germline modification and products for non-human animal and plant applications. We refer to this license agreement as the Harvard License Agreement.

The licensed patents are directed, among other things, to C-to-T, A-to-G, and C-to-G base editors, for the treatment of certain diseases and conditions and to base editing, more generally.

Under the Harvard License Agreement, we are required to use commercially reasonable efforts to develop products incorporating the base editing technology covered in the licensed patents, in accordance with a development plan that we prepared and submitted to Harvard. The development plan includes certain development milestones that we are required to meet, as well as the timelines for the completion thereof, and we may update the development plan from time to time in our discretion to better position us to meet such milestones. If we are successfully able to gain regulatory approval in any country to introduce a licensed product into the commercial market in such country, then we are also required to use commercially reasonable efforts to commercialize such licensed product and make such licensed product reasonably available to the public. If we fail to meet any of the deadlines for the development milestones, then Harvard may terminate the Harvard License Agreement, subject to certain exceptions and opportunities for us to cure such failure. Additionally, we are required to initiate a discovery program in accordance with the development plan and development milestones for the development of a licensed product covered by certain sub-categories of licensed patents.

The licenses granted to us under the Harvard License Agreement are expressly subject to certain preexisting rights held by Harvard and certain third parties. For example, certain of the licensed patents were developed by employees of the Howard Hughes Medical Institute and were subsequently assigned to Harvard but remain subject to a non-exclusive license between Harvard and Howard Hughes, pursuant to which Howard Hughes received a license from Harvard under certain of the licensed patents for research purposes with the right to sublicense to non-profit and governmental entities. In addition, certain of the licensed patents claim or cover inventions resulting from research that was sponsored by the U.S. government, and the U.S. government retains certain rights with respect to such licensed patents under applicable U.S. law. Harvard additionally retains limited rights for itself and for other non-profit research organizations to practice the licensed patents for research, educational, and scholarly purposes. Furthermore, Harvard retains the right, beginning a certain period of time after regulatory approval of any licensed product in the U.S. or certain European countries, to grant third parties the non-exclusive right to develop, manufacture, have manufactured, import, have imported, offer for sale, sell, have sold or otherwise distribute or have distributed such licensed product or an equivalent thereof solely for sale on a locally-affordable basis in certain specified developing countries in which the we do not have plans to seek regulatory approval.

Although the licenses granted to us under the Harvard License Agreement are exclusive, Harvard may grant a license to a third party under the licensed patents to research, develop, and commercialize a product directed to a particular target, or a proposed product, in the field under limited circumstances. If a third party that is not a specified competitor of ours inquires with Harvard for such a license, attempts to enter into a sublicense agreement with us and fails to do so after a certain period of time and presents to Harvard a proposal including certain information describing the proposed development and commercialization of such a proposed product, then Harvard may notify us of such proposal. If we are not researching, developing or commercializing such a proposed product, then we can notify Harvard as to whether we are interested in developing such proposed product, entering into a sublicense agreement with such third party to develop such proposed product, or entering into a sublicense with another third party to develop the same proposed product. If we inform Harvard that we are interested in developing such proposed product, then we will prepare a development plan, similar in scope to the development plan under the Harvard License Agreement, to develop such proposed product. If we inform Harvard that we are interested in entering into a sublicense agreement pursuant to which a third party would receive a sublicense from us under the licensed patents to develop such proposed product, then we will have a specified period of time to enter into such a sublicense agreement and provide reasonable evidence thereof. If we are not researching, developing, or commercializing such a proposed product, fail to provide a development plan, or fail to enter into a sublicense agreement with respect to such proposed product, in each case, within specified time periods, then Harvard may grant a license to the applicable third party under the licensed patents to research, develop, and commercialize such proposed product.

We are permitted to further sublicense our rights under the Harvard License Agreement to third parties, provided that any such sublicense agreement with a third party must remain in compliance with and be consistent with the terms of the Harvard License Agreement, and certain rights granted to us under the Harvard License Agreement can only be sublicensed to bona fide collaboration partners who are working with us to develop one or more licensed products. In addition, any such sublicense agreement must include certain customary provisions to ensure our ability to comply with the Harvard License Agreement. We are also responsible for any breaches of a sublicense agreement by the applicable sublicensee, if such breach results in a material breach of the Harvard License Agreement.

In exchange for the licenses granted to us under the Harvard License Agreement, we issued to Harvard 454,545 shares of our common stock. We are also required to pay to Harvard an annual license maintenance fee ranging from low-to-mid five figures to low six figures, depending on the particular calendar year. Harvard is also entitled to receive potential clinical and regulatory milestones in the mid-to-high eight figure range, subject to our receipt of regulatory approval in the U.S., Japan and the European Union. If we undergo a change of control during the term of the Harvard License Agreement, then certain of the milestone payments would be increased. We paid Harvard a total of $9.0 million upon the completion of our Series A and Series B financings. We may additionally owe Harvard success payments ranging from $5.0 million to a maximum total of $105.0 million.

With respect to the sale of licensed products by us, our affiliates or our sublicensees, Harvard is entitled to receive low single digit royalties on net sales of licensed products until, on a country-by-country basis, the latest of the expiration of (i) the last to expire licensed patent covering the applicable licensed product, (ii) the period of exclusivity associated with such licensed product in such country or (iii) a certain number of years after the first commercial sale of such licensed product in such country. We are entitled to certain reductions and offsets on these royalties with respect to a licensed product in a given country and certain increases in the event we, our affiliates or sublicensees bring patent challenges relating to any licensed patents (subject to a cure period for us to terminate the sublicense that has taken the applicable action). If we sublicense our rights to develop or commercialize a licensed product under the Harvard License Agreement to a third party and we receive non-royalty sublicense income, then Harvard is entitled to a percentage of such consideration, ranging from the high single digits to an amount between 10% and 20% depending on the date in which such sublicense agreement is executed and the stage of development our licensed products at such time.

Harvard is responsible for the prosecution and maintenance of all licensed patents, provided that we have customary consultation, comment, and review rights with respect to such prosecution and maintenance activities. We are responsible for Harvard’s documented out-of-pocket expenses with respect to such prosecution and maintenance, but if Harvard enters into a license agreement with a third party pursuant to which it grants such third party a license under the licensed patents outside of our field, then Harvard must use reasonable efforts to include a provision in such agreement that provides for an apportionment of prosecution and maintenance costs between us and such third party with respect to such licensed patents. If we choose to no longer pay for the prosecution and maintenance costs of a given licensed patent, then we will be relieved of such payment obligation, but our license with respect to such licensed patent will also terminate.

Unless earlier terminated, the Harvard License Agreement will remain in effect until the later of the last-to-expire valid claim of a licensed patent covering our licensed products or the end of the last to expire royalty term. We may terminate the Harvard License Agreement at our convenience following written notice to Harvard. Either party may terminate the Harvard License Agreement for a material breach of the other party, subject to a notice and cure period. Harvard may also terminate the Harvard License Agreement in the event of our bankruptcy or insolvency or if we fail to procure and maintain insurance. Upon expiration or termination of the Harvard License Agreement, the licenses granted to us will terminate and all rights under the licensed patent rights will revert to Harvard.

License Agreement with Editas Medicine, Inc.

In May 2018, we entered into a license agreement with Editas pursuant to which we received an exclusive (even as to Editas), royalty-bearing, sublicenseable, worldwide license under certain patent rights owned or controlled by Editas related to certain base editing technologies and CRISPR technology to develop, commercialize, make, have made, use, offer for sale, sell and import base editing products for the treatment of human diseases or conditions. We refer to this license agreement as the Editas License Agreement. The license we received is non-exclusive with respect to certain specified targets. Our licensed field excludes the treatment of certain diseases and certain fields of use that have already been licensed to other partners of Editas, provided that our licensed field may expand if the fields licensed to other Editas partners are reduced or are otherwise modified as a result of any termination, expiration, or amendment to Editas’ agreements with such partners. In addition, we received a royalty-free, non-sublicenseable, non-exclusive license under a separate set of patent rights owned or controlled by Editas to conduct research activities in our licensed field and for which we have an option to obtain an exclusive license from Editas.

Certain of the patents licensed to us under the Editas License Agreement were licensed to Editas from the Broad and Harvard and certain of the patents for which we have an option to obtain a license were licensed to Editas from the Massachusetts General Hospital, or MGH. Accordingly, the licenses granted to us under the Editas License Agreement are subject to the terms and conditions set forth in each of the license agreements concerning the licensed patents between the Broad, Harvard and Editas, or the Broad/Harvard Head Licenses, and each of the license agreements concerning the patents for which we have an option to obtain a license between MGH and Editas, or the MGH Head Licenses.

As described above, Editas granted us an exclusive option to obtain an exclusive license under certain patents on a patent family-by-patent family basis. If we so exercise the option with respect to a patent family of such optioned patents, then we would receive an exclusive license to such patent family of the same scope as the other patents exclusively licensed to us under the Editas License Agreement. In order to exercise an option with respect to a patent family of these optioned patents we would pay an eight-figure option exercise fee, depending on the date in which particular option is exercised.

Under the Editas License Agreement, we are required to use commercially reasonable efforts to develop a licensed product in our licensed field in each of the U.S., Japan, the United Kingdom, Germany, France, Italy and Spain, including filing the first IND for a licensed product within a certain period of time following the execution of the Editas License Agreement. If we are successfully able to gain regulatory approval in any country for a licensed product, then we are also required to use commercially reasonable efforts to commercialize such licensed product in such country. We also have sole control and responsibility over all regulatory activities with respect to the development of licensed products.

We are permitted to further sublicense certain of our rights under the Editas License Agreement to third parties, provided that any such sublicense agreement with a third party must remain in compliance with and be consistent with the terms of the Editas License Agreement and the Broad/Harvard Head Licenses and MGH Head Licenses, as applicable. We are also responsible for any breaches of a sublicense agreement by the applicable sublicensee and are responsible for all payments due under the Editas License Agreement by operation of any such sublicense. Following the signing of the Editas License Agreement, we obtained the right to further sublicense our rights the licensed patents from Broad and Harvard to third parties, provided that we comply with certain sublicensing requirements under each of the Broad/Harvard Head Licenses as if we were Editas, as well as certain other customary conditions. We have not obtained any such right from MGH allowing us to further sublicense our rights under the licensed patents from MGH to third parties and will require written consent in the event we wish to further sublicense such rights to a third party.

Upon the execution of the Editas License Agreement, we paid Editas an upfront fee of $180,000. We also issued to Editas 1,833,333 shares of our Series A-1 Preferred Stock and 1,222,222 shares of our Series A-2 Preferred Stock. In addition, if any of our commercial, regulatory, development or sales activities with respect to the licensed products triggers a milestone payment or sublicense income that Editas owes under the Broad/Harvard Head Licenses or the MGH Head Licenses, then we are required to pay Editas the full amount of such milestone payment or sublicense income, as applicable; provided that we will not pay Editas for any sublicense income due as a result of the upfront fee we paid to Editas, our issuance of Series A-1 Preferred Stock and Series A-2 Preferred Stock to Editas, or our payment of any option exercise fee to Editas. Aggregate milestone amounts under the Editas License Agreement could equal up to $68.8 million for each product developed and commercialized using rights related to certain base editing technologies and CRISPR technology; in the event we develop and commercialize products covered by claims from the additional patent families licensed or optioned to us under the Editas License Agreement, aggregate milestone payments could equal up to $74.0 million per product. The percentage of sublicense income we would owe under the Editas License Agreement ranges from none to amounts between 10% and 20%. In addition, we agreed to pay for a portion of the annual license maintenance fees and prosecution and maintenance costs that Editas incurs itself or owes under the Broad /Harvard Head Licenses and the MGH Head Licenses with respect to the licensed patents. The upfront fee, equity issuance, and option exercise payments we make to Editas under the Editas License Agreement constitute both consideration for the licenses granted to us under the Editas License Agreement and reimbursement for prosecution and maintenance costs for the licensed patents.

With respect to the sale of licensed products by us, our affiliates or our sublicensees, we are required to pay to Editas an amount equal to the royalty rates that it owes to the Broad, Harvard, or MGH under its applicable in-licenses, plus an additional low- to mid-single digit royalty on net sales of licensed products, depending on whether such licensed product is covered by an Editas-owned patent and based on the aggregate worldwide net sales of licensed products in a given calendar year. We are entitled to certain reductions and offsets on these royalties with respect to a licensed product in a given country and if Editas is entitled to receive any reductions or offsets in respect to its royalty payment obligations under the relevant Broad/Harvard Head Licenses or MGH Head Licenses, then Editas will use reasonable efforts to avail itself of such reductions, which in turn would reduce our royalty payment obligations under the Editas License Agreement. The royalty term expires on licensed product-by-licensed product and country-by-country basis upon the later of (i) the last-to-expire royalty term in such country under any applicable Broad/Harvard Head License or MGH Head License, and, if such product is covered by a licensed Editas-owned patent, (ii) the date at which such product is no longer covered by a valid claim of a licensed Editas-owned patent in such country.

Editas is responsible for the prosecution and maintenance of all licensed patents, provided that we have certain information, comment, and review rights for certain of the licensed patents.

Unless earlier terminated, the Editas License Agreement will expire on a licensed product-by-licensed product and country-by-country basis on the expiration of the applicable royalty term with respect to such licensed product in such country. We may terminate the Editas License Agreement following written notice to Editas. Either party may terminate the Editas License Agreement for a material breach of the other party, subject to a notice and cure period. Editas may also terminate the Editas License Agreement if we challenge the validity of any of the licensed patents, subject to customary carveouts. Upon expiration or termination of the Editas License Agreement in its entirety or with respect to a family of patents, the licenses granted to us will immediately terminate in its entirety or solely with respect to the expired or terminated patent family, as the case may be; however, if we have the right to terminate the Editas License Agreement due to Editas’ material breach of the Editas License Agreement, then in lieu of so terminating the Editas License Agreement, we can elect to reduce our royalty payment obligations under the Editas License Agreement by certain specified percentages.

License Agreement with The Broad Institute, Inc.

In May 2018, our affiliate, Blink Therapeutics Inc., or Blink, entered into a license agreement with the Broad and, in September 2018, Blink and the Broad entered into an amendment to such License Agreement. Under the Broad License Agreement, Blink is granted certain rights to RNA base editing technology, including the RNA editor platforms RESCUE™ and REPAIR™, which use Cas13 linked to a deaminase to deliver single base A-to-I or C-to-U editing of RNA transcripts, respectively, as well as the Cas12b nuclease family of gene editing enzymes.

More specifically, under the Broad License Agreement, the Broad granted Blink an exclusive license under certain patent rights to the extent owned or controlled by the Broad (including via an interinstitutional agreement with the Massachussetts Institute of Technology, or MIT, and Harvard) comprising of (i) an exclusive license under certain patent rights claiming or disclosing novel CRISPR enzymes and systems (including those related to DNA cleaving) or systems, methods and compositions for targeted nucleic acid editing, in each case to exploit products covered by such patents, (ii) an exclusive license under certain product-specific patent rights claiming or disclosing novel CRISPR enzymes and systems, methods and compositions for targeted nucleic acid editing, in each case to exploit base editor products covered by such patents and (iii) an exclusive license under certain patent rights generally related to gene targeting to exploit base editor products covered by such patents.

Under the Broad License Agreement, Blink has also been granted (i) a non-exclusive license under all patents exclusively licensed to Blink under the Broad License Agreement to exploit certain products in our field that were made, discovered, developed or determined to have utility through the use of such patents in a research or discovery program commencing before May 2021 or through the use of transferred materials from the Broad but that are not covered by the licensed patents and (ii) a non-exclusive internal research license under all patents exclusively licensed to Blink. All licenses granted to Blink by Broad exclude human germline modification, the stimulation of biased inheritance of particular genes or, with certain exceptions, traits within a plant or animal population and certain modifications of the tobacco plant and are subject to certain retained rights of the Broad, Harvard and MIT and the U.S. federal government. The Broad additionally retains limited rights for itself, Harvard and MIT and for other non-profit research organizations to practice the licensed patents for research, educational, and scholarly purposes.

Under the Broad License Agreement, Blink is required to use commercially reasonable efforts to develop licensed products in accordance with a development plan that Blink prepared and submitted to the Broad. The development plan includes certain development milestones that Blink is required to meet, as well as the timelines for the completion thereof, and Blink may update the development plan from time to time if Blink believes, in its good faith judgment, that such update is needed in order to improve Blink’s ability to meet such development milestones. Blink will not be able to delay such development milestone timelines without providing a reasonable explanation and plan to the Broad, and provided further that Broad’s approval of the explanation and plan in its reasonable discretion is required for any milestone timeline extension of more than a specified number of years. If Blink is successfully able to gain regulatory approval in any country to introduce a licensed product into the commercial market in such country, then Blink is also required to use commercially reasonable efforts to commercialize such licensed product and make such licensed product reasonably available to the public.

Additionally, Blink is required to use commercially reasonable efforts to pursue the viability of the technology covered, claimed or disclosed in certain sub-categories of licensed patents and must initiate a discovery program for the development of a licensed product covered by a valid claim, or otherwise generally enabled, by the use of such sub-category of the licensed patents during a certain period of time following the execution of the Broad License Agreement and submit an updated development plan and development milestones reasonably acceptable to the Broad for such sub-category of the licensed patents within such period of time. If Blink fails to use commercially reasonable efforts to pursue the viability of such technology or to initiate a discovery program or to submit an updated development plan in the specified time period then the license under such sub-category of the licensed patents will terminate and, if such sub-category of the licensed patents consists of base editor patent rights, Blink’s rights with respect to gene targeting licensed patents shall convert to non-exclusive so that such rights may be licensed for use to such terminated base editor licensed patents.

The Broad, MIT, and Harvard also retain the right to grant further licenses under specified circumstances to third parties, other than specified entities, that wish to research, develop, and commercialize a product that would otherwise fall within the scope of our exclusive license grant from the Broad and Harvard pursuant to Broad, Harvard and MIT’s inclusive innovation model. If, after a specified period of time, such a third party inquires with the Broad for such a license and presents to the Broad a proposal including information describing the proposed development and commercialization of such a proposed product, then the Broad may notify Blink of the request and requester, and the nature of the specific proposed product. The Broad is not required to share any other information provided by the requester to Blink in connection with the inclusive innovation model. If Blink is not researching, developing or commercializing such a proposed product, then Blink can notify the Broad as to whether in good faith it is interested in developing such proposed product, entering into a sublicense agreement with such requesting third party to develop such proposed product, or entering into a sublicense with another third party to develop such proposed product. If Blink informs the Broad that it is interested in developing such proposed product, then Blink will prepare a development plan, similar in scope to the development plan under the Broad License Agreement, to develop such proposed product and must commence the development program for such proposed product within a specified period. If Blink informs the Broad that it is interested in entering into a sublicense agreement pursuant to which the inquiring third party or another third party would receive a sublicense from Blink under the licensed patents to develop such proposed product, then Blink may enter into such a sublicense agreement and provide reasonable evidence thereof during the period. If Blink declines to conduct the foregoing activities or does not complete such activities within the specified period, which period is reduced by the period of time the requesting third party has previously negotiated with Blink, then the Broad may grant a license to the applicable third party under the licensed patents to research, develop, and commercialize such proposed product.

Blink is permitted to sublicense the licensed patents to affiliates and third parties, provided that any such sublicense agreement must remain in compliance with and be consistent with the terms of the Broad License Agreement. In addition, any such sublicense agreement must include certain customary provisions to ensure Blink’s ability to comply with the Broad License Agreement. Blink is also responsible for any breaches of a sublicense agreement by the applicable sublicensee and is responsible for all payments due under the Broad License Agreement by operation of any such sublicense.

As partial consideration for the rights granted under the Broad License Agreement, the Broad received 1,940,000 shares of Blink’s common stock. The shares issued to the Broad were exchanged into 3,880,000 shares of our common stock in connection with our acquisition of Blink on September 25, 2018.

Under the Broad License Agreement, Blink is also required to pay the Broad an annual license maintenance fee ranging from the low- to mid-five figures to the low-six figures, depending on the particular calendar year. The Broad is also entitled to receive clinical and regulatory milestones totaling in the mid-to-high eight figure range. We paid the Broad a total of $9.0 million upon the completion of our Series A and Series B financings. Blink may additionally owe the Broad success payments ranging from $5.0 million to a maximum total of $105.0 million.

Blink is also required to pay royalties in the low single digits for products covered by the licensed patents with such royalty reduced by a certain percentage for products enabled by the licensed patents, but not covered by the licensed patents. The royalty rate payable by Blink is subject to customary reductions and offsets on these royalties with respect to a product in a given country. The royalty term for a product in a country will terminate on the later of the expiration of (i) the last to expire licensed patent covering the applicable product, (ii) the period of exclusivity associated with such product in such country or (iii) a certain period of time after the first commercial sale of such product in such country. If Blink sublicenses its rights to develop or commercialize a licensed product under the Broad License Agreement to a third party and receives non-royalty sublicense income, then the Broad is entitled to a percentage of such consideration, ranging from the high single digits to an amount between 10% and 20%, dependent on the development stage of products under the Broad License Agreement at the time of sublicense execution.

The Broad is responsible for the prosecution and maintenance of all licensed patents, provided that Blink has certain consultation, comment, and review rights with respect to such prosecution and maintenance activities of exclusively licensed patent rights.

Unless earlier terminated, the Broad License Agreement will remain in effect until the later of the last-to-expire valid claim of a licensed patent covering our licensed products or the end of the last to expire royalty term. Blink may terminate the Broad License Agreement for its convenience following written notice to the Broad. Either party may terminate the Broad License Agreement for a material breach of the other party, subject to a notice and cure period. The Broad may also terminate the Broad License Agreement in the event of Blink’s bankruptcy or insolvency, if Blink fails to procure and maintain insurance or if Blink, its affiliates or sublicensees bringing patent challenges relating to any licensed patents (subject to a cure period for Blink to terminate the sublicensee that has taken the applicable action).

License Agreement with Bio Palette Co., Ltd.

On March 27, 2019, we entered into a license agreement with Bio Palette Co., Ltd., or Bio Palette, pursuant to which we received an exclusive (even as to Bio Palette), sublicensable license under certain patent rights related to base editing owned or controlled by Bio Palette to exploit products for the treatment of human disease throughout the world, but excluding products in the microbiome field in Asia. We refer to this agreement as the Bio Palette License Agreement. In addition, we granted Bio Palette an exclusive (even as to Beam) license under certain patent rights related to base editing and gene editing owned or controlled by Beam to exploit products in the microbiome field in Asia. Each party to the agreement retains non-exclusive rights to develop and manufacture products in the microbiome field worldwide for the sole purpose of exploiting those products in its own territory. Each party agrees to certain coordination obligations in the microbiome field in the event that either party determines not to exploit their rights in such field.

If Bio Palette comes into the control of any other patent right that is useful within a certain defined field and intends to grant a license under that patent right in certain defined fields in certain defined territories, we have the exclusive right of first negotiation for an exclusive license under that patent right in those fields and territories. If we come into the control of any other patent right that is useful in certain defined fields and intend to grant a license under that patent right in those fields in certain defined territories, Bio Palette has the exclusive right of first negotiation for an exclusive license under that patent right in those fields and territories.

As part of the agreement, if we form a Scientific Advisory Board, then Bio Palette will have the right to appoint two representatives to such board for a period of five years. Additionally, we and Bio Palette agree to communicate with each other regarding potential base editing collaborations in Japan.

We are required to use commercially reasonable efforts to develop a licensed product in the United States, Japan, the United Kingdom, France, Germany, Italy and Spain. For any licensed product in our licensed field and territory that receives regulatory approval, we are required to use commercially reasonable efforts to commercialize that licensed product in the relevant country. Bio Palette is required to use commercially reasonable efforts to develop a licensed product in Japan. For any licensed product in the microbiome field in Asia that receives regulatory approval, Bio Palette is required to use commercially reasonable efforts to commercialize such licensed product in the relevant country.

Certain of the patents licensed to us under the Bio Palette License Agreement were licensed to Bio Palette from Kobe University under a license agreement we refer to as the Kobe Head License. Accordingly, the licenses granted to us under the Bio Palette License Agreement are subject to the terms and conditions set forth in the Kobe Head License, which include provisions providing for certain rights to be retained by third parties including governmental authorities.

We and Bio Palette are both permitted to sublicense the licensed patents to affiliates and third parties, provided that the applicable terms of the Bio Palette License Agreement and the applicable head licenses would apply to such affiliates and third parties. The sublicensing party is also responsible for any breaches of such terms by the applicable sublicensee and is responsible for all payments due under the Bio Palette License Agreement by operation of any such sublicense.

Upon the execution of the Bio Palette License Agreement, we paid Bio Palette an upfront fee of $500,000. If a certain Bio Palette patent issues in the United States, we will pay an additional amount in the low seven figures and will issue to Bio Palette an additional number of shares of the Company’s common stock in the low six figures. In connection with the execution of the Bio Palette License Agreement, we issued to Bio Palette 75,000 shares of our common stock, with an agreement to issue additional shares of our common stock in the low six figures in the event that the referenced Bio Palette patent issues in the United States. We also agreed to pay a royalty at a fraction of a percent on net sales of products that are covered by the patents licensed by Bio Palette to us, and Bio Palette agreed to pay a royalty at a fraction of a percent on net sales of products that are covered by the patents licensed by us to Bio Palette. The royalty term for a product in a country will terminate on the later of the expiration of (i) patent based exclusivity with respect to such licensed product in such country or (ii) regulatory exclusivity with respect to such licensed product in such country.

Any intellectual property arising out of activities under the Bio Palette License Agreement will be owned by the party inventing such intellectual property. Bio Palette is responsible for the prosecution and maintenance of all patents licensed by Bio Palette to us, provided that we have customary consultation, comment and review rights with respect to such prosecution and maintenance activities solely with respect to national entries of a certain specified PCT application. We are responsible for the prosecution and maintenance of patents licensed by us to Bio Palette.

Unless earlier terminated, the Bio Palette License Agreement will expire on a licensed product-by-licensed product and country-by-country basis upon the expiration of the applicable royalty term for each such licensed product and country. Each party has the right to terminate the Bio Palette License Agreement for convenience with respect to the license granted to such party subject to a specified notice period. Either party may terminate the Bio Palette License Agreement with respect to the license granted to the other party for a material breach by the other party, subject to a specified notice and cure period. Additionally, either party may also terminate the Bio Palette License Agreement in the event of the other party’s bankruptcy or insolvency or if the other party, its affiliates or sublicensees brings a patent challenge relating to any licensed patents (but, in the case of such a patent challenge by a sublicensee, subject to a cure period for such party to terminate its agreement with the sublicensee that has taken the applicable action).

Manufacturing

We currently have no manufacturing capabilities. For our initial wave of clinical programs, we intend to use CMOs with relevant manufacturing experience in genetic medicines. We partnered with a CMO that has long-standing experience in manufacturing guide RNAs under GMP standards. We have also identified CMOs for manufacturing of all other components of our product candidates.

Government regulation

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacturing, packaging, labeling, storage, record keeping, reimbursement, advertising, promotion, distribution, post-approval monitoring and reporting and import and export, pricing and reimbursement of pharmaceutical products, including biological products. Failure to comply with the applicable regulatory requirements at any time during the product development process or post-approval may subject an applicant for marketing approval to delays in development or approval, as well as administrative and judicial sanctions.

The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions and compliance with applicable statutes and regulatory requirements, both pre- and post-approval, require the expenditure of substantial time and financial resources. The regulatory requirements applicable to drug and biological product development, approval, and marketing are subject to change, and regulations and administrative guidance often are revised or reinterpreted by the agencies in ways that may have a significant impact on our business. Ethical, social and legal concerns about gene therapy, genetic testing and genetic research could result in additional regulations restricting or prohibiting the processes we may use. We cannot predict whether legislative changes will be enacted or if regulatory authorities’ guidance or interpretations will change.

Licensure and regulation of biologics in the United States

In the United States, our candidate products are regulated as biological products, or biologics, under the Public Health Service Act, or the PHSA, and the Federal Food, Drug and Cosmetic Act, or the FDCA, the implementing regulations of the FDA and other federal, state and local statutes and regulations.

An applicant seeking approval to market and distribute a new biologic in the United States generally must satisfactorily complete each of the following steps:

•	preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the FDA’s Good Laboratory Practice regulations;

•	submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

•

performance of adequate and well-controlled human clinical trials to establish the safety, potency, and purity of the product candidate for each proposed indication, in accordance with current Good Clinical Practices, or GCP;

•

preparation and submission to the FDA of a Biologics License Application, or BLA, requesting marketing of the biological product for one or more proposed indications, including submission of detailed information on the manufacture and composition of the product and proposed labelling;

•	review of the BLA by an FDA advisory committee, where applicable;

•

satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities, including those of third parties, at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements; to assure that the facilities, methods, and controls are adequate to preserve the product’s identity, strength, quality, and purity; and, if applicable, the FDA’s current good tissue practice, or cGTP, requirements for the use of human cellular and tissue products;

•	satisfactory completion of any FDA audits of the non-clinical and clinical trial sites to assure compliance with GCPs and the integrity of clinical data in support of the BLA;

•	payment of the application fee under the Prescription Drug User Free Act, or PDUFA, unless exempted; and

•

FDA review and approval of the BLA, which may be subject to additional post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and any post-approval studies required by the FDA.

Preclinical studies and investigational new drug application

Before testing any investigational biological product in humans, including a gene editing product candidate, the product candidate must undergo preclinical testing. Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate the potential for efficacy and toxicity in animal studies. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements, including applicable Good Laboratory Practices requirements. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application.

An IND is an exemption from the FDCA that allows an unapproved drug or biological product to be shipped in interstate commerce for use in an investigational clinical trial. The IND seeks FDA authorization to test the drug or biological product candidate in humans and automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about the product or conduct of the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns before the clinical trials can begin. Preclinical or nonclinical testing typically continues even after the IND is submitted.

FDA may, at any time during the initial 30-day IND review period or while clinical trials are ongoing under the IND, impose a partial or complete clinical hold based on concerns for patient safety and/or noncompliance with regulatory requirements. This order issued by the FDA would delay a proposed clinical study or cause suspension of an ongoing study until all outstanding concerns have been adequately addressed, and the FDA has notified the company that investigations may proceed. Imposition of a clinical hold could cause significant delays or difficulties in completing planned clinical studies in a timely manner.

Expanded access to an investigational drug for treatment use

Expanded access, sometimes called “compassionate use,” is the use of investigational products outside of clinical trials to treat patients with serious or immediately life-threatening diseases or conditions when there are no comparable or satisfactory alternative treatment options. FDA regulations allow access to investigational products under an IND by the company or the treating physician for treatment purposes on a case-by-case basis for: individual patients (single-patient IND applications for treatment in emergency settings and non-emergency settings); intermediate-size patient populations; and larger populations for use of the investigational product under a treatment protocol or treatment IND application.

There is no requirement for a manufacturer to provide expanded access to an investigational product. However, if a manufacturer decides to make its investigational product available for expanded access, FDA reviews requests for expanded access and determines if treatment may proceed. Expanded access may be appropriate when all of the following criteria apply: patient(s) have a serious or immediately life-threatening disease or condition, and there is no comparable or satisfactory alternative therapy to diagnose, monitor, or treat the disease or condition; the potential patient benefit justifies the potential risks of the treatment and the potential risks are not unreasonable in the context or condition to be treated; and the expanded use of the investigational drug for the requested treatment will not interfere with initiation, conduct, or completion of clinical investigations that could support marketing approval of the product or otherwise compromise the potential development of the product.

Under the FDCA, sponsors of one or more investigational products for the treatment of a serious disease(s) or condition(s) must make publicly available their policy for evaluating and responding to requests for expanded access for individual patients. Sponsors are required to make such policies publicly available upon the earlier of initiation of a Phase 2 or Phase 3 study; or 15 days after the investigational drug or biologic receives designation as a breakthrough therapy, fast track product, or regenerative medicine advanced therapy.

In addition, on May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides an additional mechanism for patients with a life-threatening condition who have exhausted approved treatments and are unable to participate in clinical trials to access certain investigational products that have completed a Phase I clinical trial, are the subject of an active IND, and are undergoing investigation for FDA approval. Unlike the expanded access framework described above, the Right to Try Pathway does not require FDA to review or approve requests for use of the investigational product. There is no obligation for a manufacturer to make its investigational products available to eligible patients under the Right to Try Act.

Human clinical trials in support of a BLA

Clinical trials involve the administration of the investigational product candidate to healthy volunteers or patients with the disease to be treated under the supervision of qualified principal investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation. Clinical trials are conducted under study protocols detailing, among other things, the objectives of the study, inclusion and exclusion criteria, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND.

A sponsor who wishes to conduct a clinical trial outside the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived. When a foreign clinical trial is not conducted under an IND, the sponsor must ensure that the trial complies with certain FDA regulatory requirements in order to use the trial as support for an IND or application for marketing approval in the U.S. Specifically, the FDA requires that such trials be conducted in accordance with GCP requirements intended to ensure the protection of human subjects and the quality and integrity of the study data, including requirements for review and approval by an independent ethics committee and obtaining subjects’ informed consent.

For clinical trials conducted in the U.S., an IND is required, and each clinical trial must be reviewed and approved by an IRB either centrally or individually at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors, the safety of human subjects, and the possible liability of the institution. An IRB must operate in compliance with FDA regulations. Clinical trials must also comply with extensive GCP rules and the requirements for obtaining subjects’ informed consent. The FDA, IRB, or the clinical trial sponsor may suspend or discontinue a clinical trial at any time for various reasons, including a finding that the clinical trial is not being conducted in accordance with FDA requirements, including GCP, or the subjects or patients are being exposed to an unacceptable health risk.

Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group may recommend continuation of the study as planned, changes in study conduct, or cessation of the study at designated checkpoints based on access to certain data from the study. Finally, research activities involving infectious agents, hazardous chemicals, recombinant DNA, and genetically altered organisms and agents may be subject to review and approval of an Institutional Biosafety Committee, or IBC, in accordance with NIH Guidelines for Research Involving Recombinant or Synthetic Nucleic Acid Molecules.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Additional studies may be required after approval.

•

Phase 1 clinical trials are initially conducted in a limited population to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion, and pharmacodynamics in healthy humans or, on occasion, in the case of some products for severe or life-

threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, in patients, such as cancer patients.

•

Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, evaluate the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more costly Phase 3 clinical trials.

•

Phase 3 clinical trials proceed if the Phase 2 clinical trials demonstrate that a dose range of the product candidate is potentially effective and has an acceptable safety profile. Clinical trials are undertaken within an expanded patient population at multiple geographically dispersed clinical study sites to further evaluate dosage, provide substantial evidence of clinical efficacy, and further test for safety. A well-controlled, statistically robust Phase 3 trial may be designed to deliver the data that regulatory authorities will use to decide whether or not to approve, and, if approved, how to appropriately label a biologic; such Phase 3 studies are referred to as “pivotal.”

In some cases, the FDA may approve a BLA for a product candidate but require the sponsor to conduct additional clinical trials to further assess the product candidate’s safety or effectiveness after approval. Such post-approval trials are typically referred to as Phase 4 clinical trials. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of biologics approved under accelerated approval regulations. Failure to exhibit due diligence with regard to conducting Phase 4 clinical trials could result in withdrawal of approval for products. The FDA generally recommends that sponsors observe subjects for potential gene-therapy related delayed adverse events in a long-term follow-up study of fifteen years for integrating vectors, up to fifteen years for genome editing products, and up to five years for AAV vectors. FDA recommends that these long-term follow-up studies include, at a minimum, five years of annual physical examinations followed by annual queries, either in-person or by phone or written questionnaire, for the remaining observation period.

Under the Pediatric Research Equity Act of 2003, or PREA, a BLA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors must submit a pediatric study plan to FDA outlining the proposed pediatric study or studies they plan to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The FDA must then review the information submitted, consult with the sponsor, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

For products intended to treat a serious or life-threatening disease or condition, the FDA must, upon the request of an applicant, meet to discuss preparation of the initial pediatric study plan or to discuss deferral or waiver of pediatric assessments. In addition, FDA will meet early in the development process to discuss pediatric study plans with sponsors and FDA must meet with sponsors by no later than the end-of-phase 1 meeting for serious or life-threatening diseases and by no later than 90 days after FDA’s receipt of the study plan. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements, under specified circumstances. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

Information about certain clinical trials must be submitted within specific timeframes to the NIH for public dissemination on its ClinicalTrials.gov website. Similar requirements for posting clinical trial information in clinical trial registries exist in the European Union and in other countries outside the United States.

Special regulations and guidance governing gene therapy products

It is possible that the procedures and standards applied to gene therapy products and cell therapy products may be applied to any CRISPR/Cas9 product candidates we may develop, but that remains uncertain at this point. The FDA has defined a gene therapy product as one that mediates its effects by transcription and/or translation of transferred genetic material and/or by integrating into the host genome and which are administered as nucleic acids, viruses, or genetically engineered microorganisms. The products may be used to modify cells in vivo or transferred to cells ex vivo prior to administration to the recipient. The Center for Biologics Evaluation and Research, or CBER, at FDA regulates gene therapy products. Within CBER, the review of gene therapy and related products is consolidated in the Office of Tissues and Advanced Therapies, and the FDA has established the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its reviews. CBER works closely with the NIH, and the FDA and the NIH have published a number of guidance documents with respect to the development of gene therapy products.

Although the FDA’s guidance documents are not legally binding, we believe that our compliance with certain aspects of them is likely necessary to gain approval for any product candidate we may develop. The guidance documents provide recommendations and additional clarity as to factors that the FDA will consider at each stage of gene therapy development and relate to, among other things, the proper preclinical assessment of gene therapies; the chemistry, manufacturing, and controls, or CMC, information that should be included in an IND application; the proper design of tests to measure product potency in support of an IND or BLA application; measures to observe delayed adverse effects in subjects who have been exposed to investigational gene therapies; and gene therapy products for the treatment of rare diseases.

If a gene therapy trial is conducted at, or sponsored by, institutions receiving any NIH funding for research involving recombinant or synthetic nucleic acid molecules, the trial must be conducted in accordance with the NIH Guidelines for Research Involving Recombinant DNA Molecules. Research conducted at such institutions that involves the transfer of recombinant or synthetic nucleic acid molecules, or DNA or RNA derived from recombinant or synthetic nucleic acid molecules, into human subjects must undergo review and approval by an IBC before it commences. Many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them.

Compliance with cGMP and cGTP requirements

Before approving a BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in full compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The PHSA emphasizes the importance of manufacturing control for products like biologics whose attributes cannot be precisely defined. Material changes in manufacturing equipment, location, or process post-approval, may result in additional regulatory review and approval.

For a gene therapy product, the FDA also will not approve the product if the manufacturer is not in compliance with cGTP. These standards are found in FDA regulations and guidance documents that govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues, and cellular and tissue based products, or HCT/Ps, which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human recipient. The primary intent of the GTP requirements is to ensure that cell and tissue based products are manufactured in a manner designed to prevent the introduction, transmission, and spread of communicable disease. FDA regulations also require tissue establishments to register and list their HCT/Ps with the FDA and, when applicable, to evaluate donors through screening and testing.

Manufacturers and others involved in the manufacture and distribution of products must also register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process. Any product manufactured by or imported from a facility that has not registered, whether foreign or domestic, is deemed misbranded under the FDCA. The manufacturing facilities may be subject to periodic unannounced inspections by government authorities to ensure compliance with cGMPs and other laws. If a manufacturing facility is not in substantial compliance with the applicable regulations and requirements imposed when the product was approved, regulatory enforcement action may be taken, which may include a warning letter or an injunction against shipment of products from the facility and/or recall of products previously shipped.

Review and approval of a BLA

The results of product candidate development, preclinical testing, and clinical trials, along with descriptions of the manufacturing process, information on the chemistry and composition of the biological product candidate, proposed labeling, and other relevant information are submitted to the FDA as part of a BLA requesting license to market the product. Under federal law, the submission of most BLAs is subject to an application user fee, which for federal fiscal year 2019 is $2,588,478 for an application requiring clinical data. The sponsor of an approved BLA is also subject to an annual program fee, which for fiscal year 2019 is $309,915. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses.

The FDA has 60 days after submission of the application to conduct an initial review to determine whether it is sufficient to accept for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission has been accepted for filing, the FDA begins an in-depth review of the application. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has ten months from filing in which to complete its initial review of a standard application and respond to the applicant, and six months for a priority review application. A major amendment to a BLA submitted at any time during the review cycle, including in response to a request from the FDA, may extend the goal date by three months. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs.

During its review of a BLA, the FDA may refer the application to an advisory committee for review, evaluation, and recommendation as to whether the application should be approved and under what conditions. In particular, the FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions about a BLA.

Under the PHSA, the FDA may approve a BLA if it determines that the product is safe, pure, and potent and that the facility where the product will be manufactured meets standards designed to ensure that it continues to be safe, pure, and potent.

On the basis of the FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities and any FDA audits of non-clinical and clinical trial sites to assure compliance with GCP, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific labeling for specific indications. If the application is not approved, the FDA will issue a complete response letter, which will contain the conditions that must be met in order to secure approval of the application, and when possible will outline recommended actions the sponsor might take to obtain approval of the application. Sponsors that receive a complete response letter may submit to the FDA information that represents a complete response to the issues identified by the FDA. Such resubmissions are classified under PDUFA as either Class 1 or Class 2. The classification of a resubmission is based on the information submitted by an applicant in response to an action letter. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has two months to review a Class 1 resubmission and six months to review a Class 2 resubmission. The FDA will not approve an application until issues identified in the complete response letter have been addressed.

If the FDA approves a new product, it may limit the approved indications for use of the product. It may also require that contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require post-approval studies, including Phase 4 clinical trials, to further assess the product’s safety or efficacy after approval. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patent registries. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Fast track, breakthrough therapy, priority review and regenerative advanced therapy designations

The FDA has several programs designed to expedite the development and approval of drugs and biological products intended to treat serious or life-threatening diseases or conditions. These programs include fast track designation, breakthrough therapy designation, priority review designation, and regenerative medicine advanced therapy (RMAT) designation. These designations are not mutually exclusive, and a product candidate may qualify for one or more of these programs. While these programs are intended to expedite product development and approval, they do not alter the standards for FDA approval.

The FDA may grant a product fast track designation if it is intended for the treatment of a serious or life-threatening disease or condition, and nonclinical or clinical data demonstrate the potential to address an unmet medical need for such disease or condition. For fast track products, sponsors may have greater interactions with the FDA, and the FDA may initiate review of sections of a fast track product’s application before the application is complete in some circumstances. Fast track designation may be rescinded if FDA believes that the product no longer meets the qualifying criteria.

A product may be designated as a breakthrough therapy if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to aid sponsors in designing the clinical trials in an efficient manner. Breakthrough designation may be rescinded if a product no longer meets the qualifying criteria.

With passage of the 21st Century Cures Act in December 2016, Congress authorized an additional expedited program for regenerative medicine advanced therapies. A product is eligible for RMAT designation if it is a regenerative medicine therapy that is intended to treat, modify, reverse or cure a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product has the potential to address unmet medical needs for such disease or condition. The benefits of RMAT designation include the benefits available to breakthrough therapies, including potential eligibility for priority review and accelerated approval based on surrogate or intermediate endpoints. RMAT designation may be rescinded if a product no longer meets the qualifying criteria.

FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness of the treatment, prevention, or diagnosis of such condition. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and it shortens the FDA’s goal for taking action on a marketing application from ten months to six months from filing.

Accelerated approval pathway

The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit.

For drugs granted accelerated approval, FDA generally requires sponsors to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. Failure to conduct required post-approval studies with due diligence, failure to confirm a clinical benefit during the post-approval studies, or dissemination of false or misleading promotional materials would allow the FDA to withdraw the product approval on an expedited basis. All promotional materials for product candidates approved under accelerated approval are subject to prior review by the FDA unless FDA informs the applicant otherwise.

Post-approval regulation

Upon FDA approval of a BLA, the sponsor must comply with extensive post-approval regulatory requirements applicable to biological products, including any additional post-approval requirements that the FDA may impose as part of the approval process. These post-approval requirements include, among other things:

•	record keeping requirements;

•	reporting of certain adverse experiences with the product and production problems to the FDA;

•	submission of updated safety and efficacy information to the FDA;

•	drug sampling and distribution requirements;

•	notifying FDA and gaining its approval of specified manufacturing and labeling changes; and

•	compliance with requirements concerning advertising, promotional labeling, industry-sponsored scientific and educational activities and other promotional activities.

Additionally, the sponsor and its third-party manufacturers are subject to periodic unannounced regulatory inspections for compliance with ongoing regulatory requirements, including cGMP and pharmacovigilance regulations. Accordingly, the sponsor and its third-party manufacturers must continue to expend time, money, and effort in the areas of production and quality control to maintain compliance with cGMP regulations and other regulatory requirements.

The FDA strictly regulates the advertising and labeling of prescription drug products, including biological products. Promotional claims about a drug’s safety or effectiveness are prohibited before the drug is approved. In addition, the sponsor of an approved drug in the United States may not promote that drug for unapproved, or off-label, uses, although a physician may prescribe a drug for an off-label use in accordance with the practice of medicine. If a company is found to have promoted off-label uses, it may become subject to administrative and judicial enforcement by the FDA, the DOJ, or the Office of the Inspector General of the Department of Health and Human Services, as well as state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes drug products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion, and has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

After approval, some types of changes to the approved product, such as adding new indications or dosing regimens, manufacturing changes, or additional labeling claims, are subject to further FDA review and approval. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

The FDA may withdraw product approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency or issues with manufacturing processes, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety signals; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product recall, seizure, or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

Orphan drug designation

Orphan drug designation in the United States is designed to encourage sponsors to develop products intended for the treatment of rare diseases or conditions. In the United States, a rare disease or condition is statutorily defined as a condition that affects fewer than 200,000 individuals in the United States or that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available for the disease or condition will be recovered from sales of the product in the United States.

Orphan drug designation qualifies a company for certain tax credits. In addition, if a drug candidate that has orphan drug designation subsequently receives the first FDA approval for that drug for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years following product approval unless the subsequent product candidate is demonstrated to be clinically superior. Absent a showing of clinical superiority, FDA cannot approve the same product made by another manufacturer for the same indication during the market exclusivity period unless it has the consent of the sponsor or the sponsor is unable to provide sufficient quantities.

A sponsor may request orphan drug designation of a previously unapproved product or new orphan indication for an already marketed product. In addition, a sponsor of a product that is otherwise the same product as an already approved orphan drug may seek and obtain orphan drug designation for the subsequent product for the same rare disease or condition if it can present a plausible hypothesis that its product may be clinically superior to the first drug. More than one sponsor may receive orphan drug designation for the same product for the same rare disease or condition, but each sponsor seeking orphan drug designation must file a complete request for designation. To qualify for orphan exclusivity, however, the drug must be clinically superior to the previously approved product that is the same drug for the same condition.

Pediatric exclusivity

Pediatric exclusivity is another type of non-patent regulatory exclusivity in the United States. Specifically, the Best Pharmaceuticals for Children Act provides for the attachment of an additional six months of exclusivity, which is added on to the term of any remaining regulatory exclusivity or patent periods at the time the pediatric exclusivity is granted. This six-month exclusivity may be granted if a BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data, even if the data do not show the product to be effective in the pediatric population studied.

Biosimilars and exclusivity

The 2010 Patient Protection and Affordable Care Act, or PPACA, which was signed into law in March 2010, included a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA. The BPCIA established a regulatory scheme authorizing the FDA to approve biosimilars and interchangeable biosimilars. FDA has approved over 20 biosimilar products for use in the United States to date. No interchangeable biosimilars, however, have been approved.

Under the BPCIA, a manufacturer may submit an application for licensure of a biological product that is “biosimilar to” or “interchangeable with” a previously approved biological product or “reference product.” In order for the FDA to approve a biosimilar product, it must find that there are no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity, and potency. For the FDA to approve a biosimilar product as interchangeable with a reference product, the agency must find that the biosimilar product can be expected to produce the same clinical results as the reference product, and (for products administered multiple times) that the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date of approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was first licensed. This 12-year exclusivity period is referred to as the reference product exclusivity period and bars approval of a biosimilar but notably does not prevent approval of a competing product pursuant to a full BLA (i.e., containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of the product). The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. The law also includes an extensive process for the innovator biologic and biosimilar manufacturer to litigate patent infringement, validity, and enforceability prior to the approval of the biosimilar.

There have been ongoing federal legislative and administrative efforts as well as judicial challenges seeking to repeal, modify or invalidate some or all of the provisions of the PPACA. While none of those efforts have focused on changes to the provisions of the ACA related to the biosimilar regulatory framework, if those efforts continue and if the ACA is repealed, substantially modified, or invalidated, it is unclear what, if any, impact such action would have on biosimilar regulation.

Patent term restoration and extension

A patent claiming a new biological product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent restoration of up to five years for a single patent for an approved product as compensation for patent term lost during product development and FDA regulatory review. The restoration period granted on a patent covering a product is typically one-half the time between the effective date a clinical investigation involving human beings is begun and the submission date of a marketing application less any dime during which the applicant failed to exercise due diligence, plus the time between the submission date of an application and the ultimate approval date less any dime during which the applicant failed to exercise due diligence. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved product is eligible for the extension, only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The USPTO reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

FDA approval of companion diagnostics

In August 2014, the FDA issued final guidance clarifying the requirements that will apply to approval of therapeutic products and in vitro companion diagnostics. According to the guidance, for novel drugs, a companion diagnostic device and its corresponding therapeutic should be approved or cleared contemporaneously by the FDA for the use indicated in the therapeutic product’s labeling. Approval or clearance of the companion diagnostic device will ensure that the device has been adequately evaluated and has adequate performance characteristics in the intended population. In July 2016, the FDA issued a draft guidance intended to assist sponsors of the drug therapeutic and in vitro companion diagnostic device on issues related to co-development of the products.

Under the FDCA, in vitro diagnostics, including companion diagnostics, are regulated as medical devices. In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption applies, diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution.

The FDA previously has required in vitro companion diagnostics intended to select the patients who will respond to the product candidate to obtain pre-market approval, or PMA, simultaneously with approval of the therapeutic product candidate. The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee, which exceeds $250,000 for most PMAs; for federal fiscal year 2019, the standard fee for review of a PMA is $322,147 and the small business fee is $80,537.

A clinical trial is typically required for a PMA application and, in a small percentage of cases, the FDA may require a clinical study in support of a 510(k) submission. A manufacturer that wishes to conduct a clinical study involving the device is subject to the FDA’s IDE regulation. The IDE regulation distinguishes between significant and non-significant risk device studies and the procedures for obtaining approval to begin the study differ accordingly. Also, some types of studies are exempt from the IDE regulations. A significant risk device presents a potential for serious risk to the health, safety, or welfare of a subject. Significant risk devices are devices that are substantially important in diagnosing, curing, mitigating, or treating disease or in preventing impairment to human health. Studies of devices that pose a significant risk require both FDA and an IRB approval prior to initiation of a clinical study. Many companion diagnostics are considered significant risk devices due to their role in diagnosing a disease or condition. Non-significant risk devices are devices that do not pose a significant risk to the human subjects. A non-significant risk device study requires only IRB approval prior to initiation of a clinical study.

After a device is placed on the market, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA. A medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the Quality System Regulation, which covers the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the United States.

Regulation and procedures governing approval of medicinal products in the European Union

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union generally follows the same lines as in the United States. It entails satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission to the relevant competent authorities of a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the European Union.

Marketing authorization

To obtain a marketing authorization for a gene therapy product under the European Union regulatory system, an applicant must submit an application via the centralized procedure administered by the European Medicines Agency (EMA). Specifically, the grant of marketing authorization in the European Union for products containing viable human tissues or cells such as gene therapy medicinal products is governed by Regulation 1394/2007/EC on advanced therapy medicinal products, read in combination with Directive 2001/83/EC of the European Parliament and of the Council, commonly known as the Community code on medicinal products. Regulation 1394/2007/EC lays down specific rules concerning the authorization, supervision, and pharmacovigilance of gene therapy medicinal products, somatic cell therapy medicinal products, and tissue engineered products. Manufacturers of advanced therapy medicinal products must demonstrate the quality, safety, and efficacy of their products to the EMA’s Committee for Advance Therapies which provides a draft opinion regarding the application for marketing authorization and which is subject to final approval by the EMA’s Committee for Medicinal Products for Human Use. The European Commission grants or refuses marketing authorization in light of that final approval.

Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts such a request, the time limit of 210 days will be reduced to 150 days, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that it is no longer appropriate to conduct an accelerated assessment.

Regulatory data protection in the European Union

In the European Union, new chemical entities approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity pursuant to Regulation (EC) No 726/2004, as amended, and Directive 2001/83/EC, as amended. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic (abbreviated) application for a period of eight years. This also applies to biosimilars. During the additional two-year period of market exclusivity, a generic marketing authorization application can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, is held to bring a significant clinical benefit in comparison with existing therapies. In addition if a pediatric investigation plan is accepted, then a further year of market exclusivity might be obtained (or in the alternative a patent extension (SPC) of a further 6 months). For orphan medicinal products, the periods are separate and different in that there is a total of 10 year data exclusivity and if they have a PIP, there is a further two year extension to that 10 year period. Even if a compound is considered to be a new chemical or biological entity so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Periods of authorization and renewals

A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a reevaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To that end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the drug on the EU market (in the case of the centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid.

Regulatory requirements after marketing authorization

Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These include compliance with the European Union’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. In addition, the manufacturing of authorized products, must also be conducted in strict compliance with the EMA’s GMP requirements and comparable requirements of other regulatory bodies in the European Union, which mandate the methods, facilities, and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. The marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union under Directive 2001/83EC, as amended.

Clinical trial approval

Pursuant to the currently applicable Clinical Trials Directive 2001/20/EC and the Directive 2005/28/EC on GCP, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, an applicant must obtain approval from the competent national authority of each European Union member state in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the local competent ethics committee has issued a favorable opinion. In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC six months after the clinical trial portal is announced by the European Commission to be ready for use. This new legislation, which will be directly applicable in all member states, aims at simplifying and streamlining the approval of clinical trials in the European Union by allowing for a streamlined application procedure via a single-entry point and strictly defined deadlines for the assessment of clinical trial applications.

Conditional marketing authorization

For medicinal products where the benefit of immediate availability outweighs the risk of less comprehensive data than normally required, based on the scope and criteria defined in legislation and guidelines, it is possible to obtain from the EMA a conditional marketing authorization with a 12 month validity period and annual renewal pursuant to Regulation No 507/2006. These are granted only if the CHMP finds that all four requirements are met: (i) the benefit-risk balance of the product is positive; (ii) it is likely that the applicant will be able to provide comprehensive data; (iii) unmet medical needs will be fulfilled; and (iv) the benefit to public health of the medicinal product’s immediate availability on the market outweighs the risks due to need for further data.

PRIME designation in the EU

The EU has a Priority Medicines, or PRIME, scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small- and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than larger companies. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated marketing authorization application assessment once a dossier has been submitted.

Orphan drug designation and exclusivity

Regulation (EC) No 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Union when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the drug will be of significant benefit to those affected by that condition.

Brexit and the regulatory framework in the United Kingdom (U.K.)

On June 23, 2016, the electorate in the U.K. voted in favor of leaving the European Union (commonly referred to as “Brexit”). Thereafter, on March 29, 2017, the country formally notified the European Union of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. The withdrawal of the United Kingdom from the European Union was due to occur on 29 March 2019, but this has now been extended to 31 October 2019. It is possible that there will be a further extension. If the Withdrawal Agreement as currently drafted is ratified by the U.K. parliament, there will be a period of 2 years during which the regulatory regime will remain essentially the same across the U.K. and the EU. If the U.K. exits the EU without an agreement (a so called “hard Brexit”) then the U.K. will be completely separated from a regulatory perspective from the EU immediately upon the exit date.

Since the regulatory framework for pharmaceutical products in the U.K. relating to quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from European Union directives and regulations, Brexit will materially impact the future regulatory regime which applies to products and the approval of product candidates in the United Kingdom. In the first instance, a separate U.K. authorization from any centralized authorization for the EU would need to be applied for. In the immediately foreseeable future, the process is likely to remain very similar to that applicable in the EU, albeit that the processes for applications will be separate. Longer term, the U.K. is likely to develop its own legislation that diverges from that in the EU.

General data protection regulation

The collection, use, disclosure, transfer, or other processing of personal data, including personal health data, regarding individuals who are located in the European Economic Area (EEA), and the processing of personal data that takes place in the EEA, is subject to the European Union’s General Data Protection Regulation, or GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, and it imposes heightened requirements on companies that process health and other sensitive data, such as requiring in many situations that a company obtain the consent of the individuals to whom the sensitive personal data relate before processing such data. Examples of obligations imposed by the GDPR on companies processing personal data that fall within the scope of the GDPR include providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, appointing a data protection officer, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EEA, including the U.S., and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Compliance with the GDPR is a rigorous and time-intensive process that may increase the cost of doing business or require companies to change their business practices to ensure full compliance.

Coverage, pricing, and reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we may seek regulatory approval by the FDA or other government authorities. In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use any product candidates we may develop unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such product candidates. Sales of our products will depend, in part, on the availability of coverage and the adequacy of reimbursement from third-party payors.

Within the United States, third-party payors include government authorities or government healthcare programs, such as Medicare and Medicaid, and private entities, such as managed care organizations, private health insurers and other organizations. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication. Some third-party payors may manage utilization of a particular product by requiring pre-approval (known as “prior authorization”) for coverage of particular prescriptions (to allow the payor to assess medical necessity). Moreover, a third-party payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain net price levels sufficient to realize an appropriate return on our investment in product development. Additionally, coverage and reimbursement for drug products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular drug product or service does not ensure that other payors will also provide coverage for the drug product, or will provide coverage at an adequate reimbursement rate.

Third-party payors are increasingly challenging the price and examining the cost-effectiveness of new products and services in addition to their safety and efficacy. To obtain or maintain coverage and reimbursement for any current or future product, we may need to conduct expensive pharmacoeconomic studies to demonstrate the medical necessity and cost-effectiveness of our product. These studies will be in addition to the studies required to obtain regulatory approvals. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. Thus, obtaining and maintaining reimbursement status is time-consuming and costly.

As noted above, the marketability of any product candidates for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide coverage and adequate reimbursement. There is an emphasis on cost containment measures in the United States and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more product candidates for which we receive regulatory approval from one or more third party payors, less favorable coverage policies and reimbursement rates may be implemented in the future.

If we obtain appropriate approval in the future to market any of our current product candidates in the United States, we may be required to provide discounts or rebates under government healthcare programs or to certain government and private purchasers in order to obtain coverage under federal healthcare programs such as Medicaid. Participation in such programs may require us to track and report certain drug prices. We may be subject to fines and other penalties if we fail to report such prices accurately.

Outside the United States, ensuring adequate coverage and payment for any product candidates we may develop will face challenges. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of regulatory marketing approval for a product and may require us to conduct a clinical trial that compares the cost effectiveness of any product candidates we may develop to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in our commercialization efforts.

In the European Union, pricing and reimbursement schemes vary widely from country to country because this is not yet the subject of harmonized EU law. Many countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies (so called health technology assessments) in order to obtain reimbursement or pricing approval and others with “peg” their pricing to a basket of other countries. European Union member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Some member states, in addition to controlling pricing will monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on health care costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic, and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states, and parallel trade (arbitrage between low-priced and high-priced member states), can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.

Healthcare law and regulation

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of pharmaceutical products that are granted marketing approval. Arrangements with providers, consultants, third-party payors, and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, reporting of payments to physicians and teaching physicians and patient privacy laws and regulations and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

•

federal false claims, false statements and civil monetary penalties laws prohibiting, among other things, any person from knowingly presenting, or causing to be presented, a false claim for payment of government funds or knowingly making, or causing to be made, a false statement to get a false claim paid;

•

federal healthcare program anti-kickback law, which prohibits, among other things, persons from soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

•

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which, in addition to privacy protections applicable to healthcare providers and other entities, prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•

the federal Food, Drug, and Cosmetic Act, or the FDCA, which among other things, strictly regulates drug marketing, prohibits manufacturers from marketing such products for off-label use and regulates the distribution of samples;

•

federal laws that require pharmaceutical manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under government healthcare programs;

•

the so-called “federal sunshine” law under the Patient Protection and Affordable Care Act, which requires pharmaceutical and medical device companies to monitor and report certain financial interactions with certain healthcare providers to the Center for Medicare & Medicaid Services within the U.S. Department of Health and Human Services for re-disclosure to the public related to payments or transfer of value made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

•

analogous state and foreign laws and regulations, such as state anti-bribery, anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with specific compliance standards, restrict financial interactions between pharmaceutical companies and healthcare providers or require pharmaceutical companies to report information related to payments to health care providers or marketing expenditures.

Health care and other reform

In the United States, there have been and continue to be a number of significant legislative initiatives to contain healthcare costs. Federal and state governments continue to propose and pass legislation designed to reform delivery of, or payment for, health care, which include initiatives to reduce the cost of healthcare. For example, in March 2010, the United States Congress enacted the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act, or the Healthcare Reform Act, which expanded health care coverage through Medicaid expansion and the implementation of the individual mandate for health insurance coverage and which included changes to the coverage and reimbursement of drug products under government healthcare programs. Under the Trump administration, there have been ongoing efforts to modify or repeal all or certain provisions of the Healthcare Reform Act. For example, tax reform legislation was enacted at the end of 2017 that eliminates the tax penalty established under Healthcare Reform Act for individuals who do not maintain mandated health insurance coverage beginning in 2019. The Healthcare Reform Act has also been subject to judicial challenge. In December 2018, a federal district court, in a challenge brought by a number of state attorneys general, found the Healthcare Reform Act unconstitutional in its entirety because, once Congress repealed the individual mandate provision, there was no longer a basis to rely on Congressional taxing authority to support enactment of the law. Pending appeals, which could take some time, the Healthcare Reform Act is still operational in all respects.

There have also been other reform initiatives under the Trump Administration, including initiatives focused on drug pricing. For example, the Bipartisan Budget Act of 2018 contained various provisions that affect coverage and reimbursement of drugs, including an increase in the discount that manufacturers of Medicare Part D brand name drugs must provide to Medicare Part D beneficiaries during the coverage gap from 50% to 70% that took effect in 2019. As another example, in May of 2018, President Trump and the Secretary of the Department of Health and Human Services, or HHS, released a “blueprint” to lower prescription drug prices and out-of-pocket costs. Certain proposals in the blueprint, and related drug pricing measures proposed since the blueprint, could cause significant operational and reimbursement changes for the pharmaceutical industry. As another example, in November of 2018, CMS issued an advance notice of proposed rulemaking that proposed revisions to Medicare Part D to support health plans’ negotiation of lower drug prices with manufacturers and reduce health plan members’ out-of-pocket costs.

There have also been efforts by federal and state government officials or legislators to implement measures to regulate prices or payment for pharmaceutical products, including legislation on drug importation. Recently, there has been considerable public and government scrutiny of pharmaceutical pricing and proposals to address the perceived high cost of pharmaceuticals. There have also been recent state legislative efforts to address drug costs, which generally have focused on increasing transparency around drug costs or limiting drug prices.

General legislative cost control measures may also affect reimbursement for our product candidates. The Budget Control Act, as amended, resulted in the imposition of 2% reductions in Medicare (but not Medicaid) payments to providers in 2013 and will remain in effect through 2027 unless additional Congressional action is taken. Any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented and/or any significant taxes or fees that may be imposed on us could have an adverse impact on our results of operations.

Adoption of new legislation at the federal or state level could affect demand for, or pricing of, our current or future products if approved for sale. We cannot, however, predict the ultimate content, timing or effect of any changes to the Healthcare Reform Act or other federal and state reform efforts. There is no assurance that federal or state health care reform will not adversely affect our future business and financial results.

Facilities

We occupy approximately 38,203 square feet of office and laboratory space in Cambridge, Massachusetts under a lease that expires in October 2028. We have entered into a lease agreement with the Massachusetts Institute of Technology for approximately 123,209 square feet of office and laboratory space, which is currently under construction. We currently anticipate commencing this lease in the second half of 2021 upon completion of construction. Upon completion of construction and our commencement of our occupancy within the space, the lease will expire on the twelfth anniversary of commencement. We believe that our facilities are sufficient to meet our current needs and that suitable additional space will be available as and when needed.

Employees

As of June 30, 2019, we had 87 full-time employees. Of these full-time employees, 70 are engaged in research and development activities. None of our employees is represented by a labor union or covered by a collective bargaining agreement or represented by a trade or labor union.

Legal proceedings

We are not currently a party to any material legal proceedings. From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Regardless of the outcome, litigation can have a material adverse effect on us because of defense and settlement costs, diversion of management resources, and other factors.

Management

Executive officers, directors and other key employees

Our executive officers and directors, and their ages and positions as of August 31, 2019, are as set forth below:

Name	Age	Position(s)

Executive Officers
John Evans	42	Chief Executive Officer, Director
Giuseppe Ciaramella, Ph.D.	50	Chief Scientific Officer
Terry-Ann Burrell	42	Chief Financial Officer

Non-Management Directors
Kristina Burow	45	Director
Mark Fishman, M.D.	68	Director
Carole Ho, M.D.	46	Director
Stephen Knight, M.D.	59	Director
Robert Nelsen	56	Director

Other Key Employees
Christine Bellon, Ph.D., J.D.	54	Senior Vice President, Chief Legal Officer and Secretary
Suzanne Fleming	58	Senior Vice President, Finance and Treasurer
Francine Gregoire, Ph.D.	58	Vice President for Liver Diseases
Dana Lavasseur, Ph.D.	47	Vice President, Hematology
Susan O’Connor	56	Chief Human Resources Officer
Manmohan Singh, Ph.D.	54	Vice President of Pharmaceutical Sciences and Delivery Technology
Courtney Wallace	35	Senior Vice President, Head of Business Development and Strategy

Executive officers

John Evans has served as our President and Chief Executive Officer since April 2017. Mr. Evans has also served as a Venture Partner with ARCH Venture Partners since 2017 and as a Director of Verve Therapeutics since August 2018. Mr. Evans was previously at Agios Pharmaceuticals, from September 2009 until April 2017, most recently serving as Senior Vice President for Corporate Development and Portfolio Leadership. At Agios, Mr. Evans served as IDH Portfolio Executive, providing strategic and operational leadership for a portfolio of first-in-class IDH inhibitors including IDHIFA and TIBSOVO. He also helped initiate and lead Agios’ alliance with Celgene Corporation. Prior to joining Agios, Mr. Evans worked at Infinity Pharmaceuticals, McKinsey & Company’s pharmaceuticals practice and MedImmune. Mr. Evans holds an M.B.A. in Healthcare Management from Wharton, a Masters in Biotechnology from the University of Pennsylvania, and a B.A. in English with distinction from Yale University. We believe that Mr. Evans is qualified to serve on our Board of Directors based on his extensive experience in the pharmaceutical industry and his expansive knowledge of our company based on his role as President and Chief Executive Officer.

Giuseppe Ciaramella, Ph.D., has served as our Chief Scientific Officer since February 2018. Dr. Ciaramella has 25 years of drug discovery experience across different therapeutic modalities, from small molecule, to biologies, to advanced medicinal products, such as mRNA. Prior to joining Beam, Dr. Ciaramella was the Chief Scientific Officer of the Infectious Diseases division of Moderna Therapeutics from 2014 until February 2018, where he was instrumental in generating some of the first LNP-encapsulated, mRNA vaccines to be dosed in humans, several of which are progressing through clinical studies. From 2011 until 2014, Dr. Ciaramella served as Executive Director at Astrazeneca, where he led their small molecule antiviral strategy. Between 2010 and 2011 he served as Vice President and Head of Collaborative Research at Boehringer Ingelheim, where he had responsibility for external research. Prior to Boehringer Ingelheim, he spent 14 years at Pfizer in the U.K. where he held several leadership positions, including head of Biotherapeutics, head of Antivirals and head of the Hit Discovery Group. Dr. Ciaramella is a member of the Infectious Diseases Society of America and of the American Society of Gene Therapy. Dr. Ciaramella holds a Ph.D. in Biochemistry from University College London.

Terry-Ann Burrell has served as our Chief Financial Officer since August 2019. From May 2008 to August 2019, Ms. Burrell worked at J.P. Morgan Securities LLC, where she most recently served as Managing Director. Ms. Burrell was responsible for deal execution across both mergers and acquisitions and capital markets. In her role, she advised biotechnology and pharmaceutical companies on strategic considerations, including mergers and acquisitions, initial public and secondary offerings and valuation analysis. Ms. Burrell holds a Bachelor’s degree from Harvard College and an MBA from New York University’s Leonard N. Stern School of Business.

Non-employee directors

Kristina Burow has served on our Board of Directors since 2017. Ms. Burow is a Managing Director with ARCH Venture Partners. Ms. Burow is focused on the creation and development of biotechnology, pharmaceutical and biotechnology companies. Since joining ARCH in 2002, Ms. Burow has played a significant role in the creation and development of a number of companies. Ms. Burow is also a Director of Vividion Therapeutics, Gossamer Bio, Lycera, BlackThorn Therapeutics, Sienna Biopharmaceuticals, Metacrine, Scholar Rock, Unity Biotechnology, Pretzel Therapeutics, Llama Therapeutics, AgBiome, AgTech Accelerator and Vir Biotechnology. She previously was a co-founder and Director of Receptos. Ms. Burow has participated in a number of other ARCH portfolio companies including Siluria Technologies, Kythera Biopharmaceuticals, Ikaria and was a co-founder and board member of Sapphire Energy. Prior to joining ARCH Ms. Burow was an Associate with the Novartis BioVenture Fund in San Diego. Ms. Burow holds an M.B.A. from the University of Chicago, an M.A. in Chemistry from Columbia University and a B.S. in Chemistry from the University of California, Berkeley. We believe Ms. Burow’s investment and leadership experience makes her qualified to serve on our Board of Directors.

Mark C. Fishman, M.D., has served on our Board of Directors since 2018. Dr. Fishman is a Professor in the Harvard Department of Stem Cell and Regenerative Biology and Chief of the Pathways Clinical Service at Massachusetts General Hospital. In February 2019, he became a Co-Founding Partner of Aditum Bio Fund and Chairman of its Scientific and Medical Advisory Board. From 2002 through 2016, Dr. Fishman was the founding President of the Novartis Institutes for BioMedical Research (NIBR), a member of the Executive Committee of Novartis, AG, and served on the Board of Directors of Novartis International Pharmaceutical LTD and Chaired the Board of Directors of the Genomics Institute of the Novartis Research Foundation. Prior to his time at NIBR, he was the Founding Director of the Cardiovascular Research Center and Chief of Cardiology at Massachusetts General Hospital. Dr. Fishman also has served as the Chairman of the Board of privately held Semma Therapeutics since 2016. He also serves as a consultant to and Scientific Advisory Board member of several other privately held biotechnology companies. Dr. Fishman graduated from Yale College and Harvard Medical School and trained in medicine and cardiology at Massachusetts General Hospital. We believe that Dr. Fishman’s experience studying genetics and regenerative medicine makes him qualified to serve on our Board of Directors.

Carole Ho, M.D. has served on our Board of Directors since 2018. Dr. Ho has served as the Chief Medical Officer and Head of Development of Denali Therapeutics since June 2015. Prior to joining Denali, Dr. Ho held various roles of increasing responsibility between at Genentech between 2007 and 2015 most recently as Vice President, Non-Oncology Early Clinical Development. From November 2006 to October 2007, Dr. Ho served as Associate Medical Director at Johnson & Johnson. From June 2002 to November 2006, she was an instructor in the Department of Neurology and Neurological Sciences at Stanford University. Dr. Ho received her M.D. from Cornell University and her B.S. in Biochemical Sciences from Harvard College. We believe that Dr. Ho’s experience studying neurology and her experience in senior leadership at a public company makes her qualified to serve on our Board of Directors.

Stephen Knight, M.D. has served on our Board of Directors since 2017. Dr. Knight joined F-Prime Capital, where he served as President and Managing Partner, in 2003. He has worked in the pharmaceutical and biotechnology industries for over 25 years and invests broadly across healthcare. Steve serves on the Board of Directors of Innovent Biologics, Iora Health, Pulmocide, and Semma Therapeutics. Steve previously served on the boards of several private and public health care companies including Blueprint Medicines, Denali Therapeutics, FoldRx Pharmaceuticals, Ironwood Pharmaceuticals, NextWave Pharmaceuticals, Proteostasis Therapeutics, and Respivert, Ltd. Prior to joining F-Prime Capital, Steve held various senior management roles in private and public biotechnology and consulting companies. He was also a researcher at AT&T Bell Laboratories, the National Institutes of Health, and Yale University. He holds an M.D. from the Yale University School of Medicine, an M.B.A. from the Yale School of Organization and Management, and received a B.S. in biology from Columbia University, where he graduated summa cum laude and Phi Beta Kappa. We believe that Dr. Knight’s experience in the medical industry makes him qualified to serve on our Board of Directors.

Robert Nelsen has served as a member of our board of directors since 2017. Mr. Nelsen co-founded ARCH Venture Partners in 1986 and currently serves as a Managing Director. Mr. Nelsen currently serves on boards of directors of Denali Therapeutics, Inc., Unity Biotechnology, Inc. and on the boards of a number of private companies. Mr. Nelsen served on the boards of Agios Pharmaceuticals Inc. from 2007 to 2017, Fate Therapeutics, Inc. from 2007 to 2014, Syros Pharmaceuticals, Inc. from 2012 to 2018, Sage Therapeutics, Inc. from 2013 to 2016, Juno Therapeutics, Inc. from 2013 to 2018, when it was acquired by Celgene Corporation, Bellerophon Therapeutics, Inc. from 2014 to 2015, Sienna Biopharmaceuticals, Inc. from 2015 to 2018 and Gossamer Bio, Inc. from 2017 to 2018, prior to its initial public offering. He previously served as a Trustee of the Fred Hutchinson Cancer Research Institute, the Institute for Systems Biology, and was a director of the National Venture Capital Association. Mr. Nelsen holds an M.B.A. from the University of Chicago and a B.S. from the University of Puget Sound with majors in Economics and Biology. We believe that Mr. Nelsen’s venture capital experience in the biotechnology industry makes him qualified to serve on our Board of Directors.

Other key employees

Christine Bellon, Ph.D., J.D., has served as our Senior Vice President and Chief Legal Officer since April 2019. Prior to joining Beam, she served as Senior Vice President, General Counsel and Corporate Secretary for Forma Therapeutics from October 2017 until April 2019. Prior to Forma, Dr. Bellon was Senior Vice President of Legal Affairs for Relay Therapeutics from July 2016 until October 2017. Prior to Relay, she served as Vice President of Legal Affairs and Corporate Secretary at Blueprint Medicines. Earlier in her career, Dr. Bellon practiced law and served in legal leadership roles at Hydra Biosciences and Infinity Pharmaceuticals. Dr. Bellon holds a B.S. in chemistry from Yale University; a Ph.D. in organic chemistry from the Massachusetts Institute of Technology, where she did research in the laboratory of K. Barry Sharpless; and a J.D. from Columbia Law School. Dr. Bellon is a trustee of the Boston Museum of Science.

Suzanne Fleming has served as our Senior Vice President, Finance since February 2019. Prior to joining Beam, Ms. Fleming served most recently as Senior Vice President, Finance and Treasurer at Epizyme, Inc. from September 2017 until January 2019. Before Epizyme, Ms. Fleming was Vice President, Finance at Foundation Medicine from October 2014 until September 2017. Ms. Fleming also held senior finance positions at Aegerion Pharmaceuticals, AVEO Pharmaceuticals, Transform Pharmaceuticals and Transkaryotic Therapies. Ms. Fleming holds a B.S. degree in Accounting from Stonehill College and earned her CPA in Massachusetts.

Francine Gregoire, Ph.D., has served as our Vice President for Liver Diseases since April 2018. Dr. Gregoire has over 20 years of drug discovery experience, covering roles from the early phases of drug discovery to the identification of small molecules, RNA therapeutics, and gene editing clinical candidates. Prior to joining Beam Therapeutics, Dr. Gregoire led the Liver Therapeutics group at CRISPR Therapeutics, with a focus on non-viral delivery for in vivo gene editing, from March 2016 until April 2018. Prior to CRISPR, Dr. Gregoire was Head of Cardiovascular and Interim Head of Rare Diseases at Moderna from November 2013 until March 2016, where she led preclinical scientific teams to discover, validate and nominate RNA therapeutics for clinical development in Cardiovascular and Liver Rare Disease indications. Dr. Gregoire holds a Ph.D. in Cell Biology from the Catholic University of Leuven.

Dana Levasseur, Ph.D., has served as our Vice President for Hematology since July 2018. He has more than 20 years of experience developing genetic delivery systems and therapies, spanning roles through early discovery to clinical entry. Prior to joining Beam Therapeutics, Dr. Levasseur served as Director at Bioverativ from early 2017 until June 2018, where he was responsible for advancing gene edited therapies through FDA investigational new drug approval. Dr. Levasseur was at Novartis Institutes for Bio-medical Research from early 2015 until 2017 where he led a preclinical team responsible for integrated lead discovery of small molecules for neurologic, cardio-metabolic and liver disease programs, and for expanding more clinically relevant cell modeling and screening approaches across Novartis disease programs. Before joining Novartis, Dr. Levasseur ran a research program centered on hematopoietic and pluripotent stem cell gene delivery and regulation at the University of Iowa, where he was a March of Dimes Basil O’Connor Scholar. Dr. Levasseur received a Ph.D. in Molecular Genetics and Biochemistry from the University of Alabama, followed by postdoctoral studies at Harvard Medical School.

Susan O’Connor has served as our Chief Human Resources Officer since February 2019. Prior to joining Beam as a full time employee, Ms. O’Connor was the Interim Chief Human Resources Officer for Beam from August 2017 through April 2019. Ms. O’Connor launched O’Connor & Associates, a strategic human resources consulting firm in 2008 and has served as Interim Chief Human Resources Officer for a number of biotechnology companies since that time, including Blueprint Medicines, Voyager Therapeutics, Fulcrum Therapeutics, Relay Therapeutics, Magenta Therapeutics, and Celsius Therapeutics. Prior to launching O’Connor & Associates, Ms. O’Connor was Vice President, Human Resources at Johnson & Johnson, where she also served as a board member for several operating companies within the medical devices sector of the company. Ms. O’Connor holds a bachelor’s degree from Providence College.

Manmohan Singh, Ph.D., has served as our Vice President for Pharmaceutical Sciences and Delivery Technologies since July 2018. Prior to joining Beam Therapeutics, Dr. Singh was the Global Head Drug Product Development Vaccines, Senior Director at Takeda Pharmaceuticals from March 2016 until July 2018, where he oversaw the drug product development of all vaccine programs. From August 2008 until March 2016, Dr. Singh served as the Head, Translational Research, Drug Product and Analytical Development at Novartis and was instrumental in the licensure of several key vaccines. He also led the development of the lipid nanoparticle platform of Novartis’s RNA vaccine. Prior to Novartis, Dr. Singh also spent more than 10 years at Chiron Corporation, where he led the development of novel adjuvants and delivery systems for vaccines. Based on his contributions at Chiron and Novartis. Dr. Singh was elected as a Fellow of the American Association of Pharmaceutical Scientists in 2011. Dr. Singh holds a Ph.D. in Pharmaceutics and Drug Delivery from the National Institute of Immunology in New Delhi, India.

Courtney Wallace has served as our Senior Vice President, Head of Business Development and Strategy since February 2019 and previously served as our Vice President, Head of Business Development and Strategy beginning in May 2018. Prior to joining Beam, Ms. Wallace was at Celgene Corporation from August 2013 through April 2018, most recently serving as Senior Director of Business Development, where she was responsible for leading collaborations, licensing transactions, equity investments, and mergers and acquisitions across a variety of therapeutic areas. Prior to joining Celgene, Ms. Wallace was a consultant with Easton Associates (now part of Navigant Consulting), a boutique healthcare management consultancy. Ms. Wallace holds an A.B. from Harvard College and an MBA from Harvard Business School.

Board composition and election of directors

Our board of directors currently consists of six members, all of whom were elected as directors pursuant to a voting agreement that we have entered into with the holders of our preferred stock and certain holders of our common stock. The voting agreement will terminate upon the closing of this offering and there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

There are no family relationships among any of our directors and executive officers.

Classified board of directors

In accordance with our amended and restated certificate of incorporation, which will be in effect upon the closing of this offering, our board of directors will be divided into three classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose terms are then expiring, to serve from the time of election and qualification until the third annual meeting following their election or until their earlier death, resignation or removal. Upon the closing of this offering, our directors will be divided among the three classes as follows:

The Class I directors will be                 , and their terms will expire at our first annual meeting of stockholders following this offering.

The Class II directors will be                 , and their terms will expire at our second annual meeting of stockholders following this offering.

The Class III directors will be                 , and their terms will expire at our third annual meeting of stockholders following this offering.

Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See the section of this prospectus captioned “Description of Capital Stock—Anti-takeover Effects of Our Certificate of Incorporation and By-laws” for a discussion of these and other anti-takeover provisions found in our amended and restated certificate of incorporation and amended and restated by-laws, which will become effective immediately prior to the closing of this offering.

Director independence

Under the rules of the Nasdaq Stock Market, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of its initial public offering. In addition, the rules of the Nasdaq Stock Market require that, subject to specified exceptions, each member of a listed company’s audit and compensation committees be independent and that director nominees be selected or recommended for the board’s selection by independent directors constituting a majority of the independent directors or by a nominating and corporate governance committee comprised solely of independent directors. Under the rules of the Nasdaq Stock Market, a director will only qualify as “independent” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that such person is “independent” as defined under Nasdaq Stock Market and the Exchange Act rules.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of our directors, with the exception of Mr. Evans, is an “independent director” as defined under applicable rules of the Nasdaq Stock Market, including, in the case of Dr. Knight, the chair of our audit committee, the independence criteria set forth in Rule 10A-3 under the Exchange Act, and in the case of all the members of our compensation committee, the independence criteria set forth in Rule 10C-1 under the Exchange Act and are “non-employee directors” as defined in Section 16b-3 of the Exchange Act. In making such determination, our board of directors considered the relationships that each such non-employee director has with our Company and all other facts and circumstances that our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each non-employee director. Mr. Evans is not an independent director under these rules because he is our President and Chief Executive Officer.

Board committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter adopted by our board of directors and which will be effective prior to the consummation of this offering. The board of directors may also establish other committees from time to time to assist us and the board of directors in their duties. Upon the effectiveness of the registration statement of which this prospectus forms a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act, the Nasdaq Stock Market and the Exchange Act. Upon our listing on Nasdaq, each committee’s charter will be available on the corporate governance section of our website at www.beamtx.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

Audit committee

The audit committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and evaluating the qualifications, performance and independence of our independent registered public accounting firm;

•

overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm, and pre-approving all audit and permitted non-audit services to be performed by our independent registered public accounting firm;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures, including earnings releases;

•	reviewing and discussing with management and our independent registered public accounting firm any material issues regarding accounting principles and financial statement presentations;

•

coordinating our board of directors’ oversight of our internal control over financial reporting, disclosure controls and procedures, code of business conduct and ethics, procedures for complaints and legal and regulatory matters;

•	discussing our risk management policies with management;

•	establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our independent registered public accounting firm and management;

•	reviewing and approving any related person transactions;

•	overseeing our guidelines and policies governing risk assessment and risk management;

•	overseeing the integrity of our information technology systems, process and data;

•	preparing the audit committee report required by SEC rules;

•	reviewing and assessing, at least annually, the adequacy of the audit committee’s charter; and

•	performing, at least annually, an evaluation of the performance of the audit committee.

All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

The members of our audit committee are Stephen Knight, Kristina Burow and Mark Fishman. Dr. Knight chairs the audit committee. Our board of directors has determined that each member of our audit committee has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has also determined that Dr. Knight is an “audit committee financial expert,” as defined under Item 407 of Regulation S-K.

We expect to satisfy the member independence requirements for the audit committee prior to the end of the transition period provided under current Nasdaq Listing Rules and SEC rules and regulations for companies completing their initial public offering.

Compensation committee

Our compensation committee’s responsibilities upon completion of this offering will include:

•	assisting our board of directors in developing and reviewing potential candidates for executive positions;

•	reviewing our overall compensation strategy, including base salary, incentive compensation and equity-based grants;

•	reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and our other executive officers;

•	recommending to our board of directors the compensation of our chief executive officer and other executive officers;

•	reviewing and making recommendations to the board of directors with respect to director compensation;

•	overseeing and administering our cash and equity incentive plans;

•

reviewing, considering and selecting, to the extent determined to be advisable, a peer group of appropriate companies for purposing of benchmarking and analysis of compensation for our executive officers and directors;

•	reviewing and approving all employment contract and other compensation, severance and change-in- control arrangements for our executive officers;

•	recommending to our board of directors any stock ownership guidelines for our executive officers and non-employee directors;

•	retaining, appointing or obtaining advice of a compensation consultant, legal counsel or other advisor, and determining the compensation and independence of such consultant or advisor;

•	preparing, if required, the compensation committee report on executive compensation for inclusion in our annual proxy statement in accordance with the proxy rules;

•	monitoring our compliance with the requirements of Sarbanes-Oxley relating to loans to directors and officers;

•	overseeing our compliance with applicable SEC rules regarding shareholder approval of certain executive compensation matters;

•	reviewing the risks associated with our compensation policies and practices;

•	reviewing and assessing, at least annually, the adequacy of the compensation committee’s charter; and

•	performing, on an annual basis, an evaluation of the performance of the compensation committee.

The members of our compensation committee are            .            chairs the compensation committee. Prior to establishing a compensation committee, our board of directors made decisions relating to the compensation of our executive officers.

Nominating and governance committee

Our nominating and corporate governance committee’s responsibilities upon completion of this offering will include:

•	identifying individuals qualified to become members of our board of directors consistent with criteria approved by the board and receiving nominations for such qualified individuals;

•	recommending to our board of directors the persons to be nominated for election as directors and to each committee of the board;

•	establishing a policy under which our shareholders may recommend a candidate to the nominating and corporate governance committee for consideration for nomination as a director;

•	reviewing and recommending committee slates on an annual basis;

•	recommending to our board of directors qualified candidates to fill vacancies on our board of directors;

•	developing and recommending to our board of directors a set of corporate governance principals applicable to us and reviewing the principles on at least an annual basis;

•	reviewing and making recommendations to our board with respect to our board leadership structure and board committee structure;

•	reviewing, in concert with our board of directors, our policies with respect to significant issues of corporate public responsibility;

•	making recommendations to our board of directors processes for annual evaluations of the performance of our board of directors, our chief executive officer and committees of our board of directors;

•

overseeing the process for annual evaluations of our board of directors, chief executive officer and committees of our board of directors and certifying that performance of our chief executive officer and other members of executive management is being properly evaluated;

•	considering and reporting to our board of directors any questions of possible conflicts of interest of members of our board of directors;

•	providing new director orientation and continuing education for existing directors on a periodic basis;

•	overseeing the maintenance and presentation to our board of directors of management’s plans for succession to senior management positions in the Company;

•	reviewing and assessing, at least annually, the adequacy of the nominating and corporate governance committee’s charter; and

•	performing, on an annual basis, an evaluation of the performance of the nominating and corporate governance committee.

The members of our nominating and corporate governance committee are            .            chairs the nominating and corporate governance committee. Our board of directors has determined that each member of the nominating and corporate governance committee satisfies the independence standards of the applicable rules of the Nasdaq Stock Market.

Our board of directors may establish other committees from time to time.

Role of the board in risk oversight

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. The nominating and governance committee is responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.

Code of business conduct and ethics

Prior to the closing of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. Following this offering, a current copy of the code will be posted on the investor section of our website. In addition, we intend to post on our website all disclosures that are required by law or Nasdaq Stock Market rules concerning any amendments to, or waivers from, any provision of the code.

Executive and director compensation

The following discussion and analysis of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward looking statements that are based on our current plans and expectations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.

Introduction

This section provides an overview of the compensation awarded to, earned by, or paid to our principal executive officer and our next two most highly compensated executive officers listed below in respect of their service to us for the fiscal year ended December 31, 2018. We refer to these individuals as our named executive officers. Our named executive officers are:

•	John Evans, our President and Chief Executive Officer;
•	Giuseppe Ciaramella, Ph.D., our Chief Scientific Officer; and
•	Courtney Wallace, our Senior Vice President, Head of Business Development and Strategy.

Our board of directors was responsible for determining the compensation of our executive officers prior to the establishment of the compensation committee of our board of directors in February 2019. Going forward, the compensation committee of our board of directors will generally be responsible for determining the compensation of our executive officers. Our Chief Executive Officer made recommendations to our board of directors about the compensation of his direct reports in respect of fiscal year 2018, and is expected to do the same to the compensation committee of our board of directors with respect to fiscal year 2019.

Summary compensation table

The following table sets forth the compensation awarded to, earned by, or paid to our named executive officers in respect of their service to us for the fiscal year ended December 31, 2018:

Name and principal position	Year	Salary ($)(1)	Bonus ($)(2)	Stock awards ($)(3)	Option awards ($)(4)	Nonequity incentive plan compensation ($)(5)	All other compensation ($)(6)	Total ($)
John Evans	2018	$441,477	—	$2,976,205	$499,311	$270,000	$144	$4,187,137
President and Chief Executive Officer

Giuseppe Ciaramella, Ph.D.	2018	$338,889	$250,000	—	$256,492	$162,017	$18,451	$1,025,849
Chief Scientific Officer

Courtney Wallace	2018	$183,333	$75,000	—	$138,587	$66,181	$29,453	$492,554
SVP, Head of Business Development and Strategy

(1)	Amounts shown for Mr. Evans, Dr. Ciaramella and Ms. Wallace include contributions made to our 401(k) plan.

(2)	The amount shown for Dr. Ciaramella reflects a sign-on bonus. The amount shown for Ms. Wallace reflects a sign-on bonus ($25,000) and a relocation bonus ($50,000).

(3)	The amount reported in this column represents the aggregate grant date fair value of restricted shares of our common stock granted to Mr. Evans in fiscal year 2018 computed in accordance with FASB ASC 718, excluding the effect of estimated forfeitures. The assumptions used to value the restricted stock for this purpose are set forth in Note 9 to our consolidated financial statements included elsewhere in this prospectus.

(4)	The amounts reported in this column represent the aggregate grant date fair value of options to purchase our common stock granted to each of our named executive officers in fiscal year 2018 computed in accordance with FASB ASC 718, excluding the effect of estimated forfeitures. The assumptions used to value the options for this purpose are set forth in Note 11 to our consolidated financial statements included elsewhere in this prospectus. With respect to performance-based stock options granted to Mr. Evans and Dr. Ciaramella in fiscal year 2018, the grant date fair value of such options based on the probable outcome of the performance conditions on the grant date is $0. If all applicable performance milestones associated with such awards were achieved at maximum levels, the grant date fair value of the 2018 performance-based stock options would be $147,891 for Mr. Evans and $40,670 for Dr. Ciaramella.

(5)	Amounts shown represent each named executive officer’s annual bonus earned with respect to fiscal year 2018 based on the attainment of both corporate and individual performance goals as described below under “Annual Bonuses”.

(6)	The amount reported for Mr. Evans reflects company-paid group term life insurance premiums. The amount reported for Dr. Ciaramella reflects reimbursement of his COBRA continuation coverage through July 31, 2018 and company-paid group term life insurance premiums. The amount reported for Ms. Wallace reflects temporary housing ($29,357) and company-paid group term life insurance premiums.

Narrative disclosure to summary compensation table

Base salary

The employment agreement or letter agreement with each named executive officer, described below, establishes a base salary, which was determined at the time that the named executive officer commenced employment with us and is subject to periodic review. For 2019, Mr. Evan’s base salary was increased to $472,500, Dr. Ciaramella’s base salary was increased to $413,502 and Ms. Wallace’s base salary was increased to $300,000.

Annual bonuses

With respect to fiscal year 2018, each of Mr. Evans, Dr. Ciaramella and Ms. Wallace was eligible to receive an annual bonus, with the target amount of such bonus for each named executive officer set forth in his or her employment or letter agreement with us, described below. For fiscal year 2018, the target bonus amounts, expressed as a percentage of base salary, for each of Mr. Evans, Dr. Ciaramella and Ms. Wallace were as follows: 50%, 40% and up to 30%, respectively. Annual bonuses for fiscal year 2018 for our named executive officers were based on the attainment of both corporate and individual performance goals as recommended by the compensation committee and determined by the board of directors. The corporate performance goals for 2018 related to launching the company, building the company and advancing the R&D pipeline. For 2018, Mr. Evans received 120% of his target bonus, or $270,000, Dr. Ciaramella received 120% of his target bonus, pro-rated to reflect the portion of the calendar year during which he was employed, or $162,017, and Ms. Wallace received 120% of her target bonus, pro-rated to reflect the portion of the calendar year during which she was employed, or $66,181.

Agreements with our named executive officers

Mr. Evans, Dr. Ciaramella and Ms. Wallace are each party to an employment or letter agreement with us that sets forth the terms and conditions of his or her employment. The material terms of the agreements are described below. The terms “cause,” “good reason” and “change in control” referred to below are defined in the respective named executive officer’s agreement.

Mr. Evans.     We entered into a letter agreement with Mr. Evans on January 8, 2018 that provides for a base salary of $450,000 per year, subject to annual review by our compensation committee, and a target annual bonus equal to 50% of his annual base salary, with the actual amount of the bonus earned based on the terms of the applicable bonus plan developed by our board or our compensation committee in consultation with Mr. Evans. The letter agreement also provides that Mr. Evans will serve on our board of directors as long as he is our Chief Executive Officer, or until his earlier resignation or removal.

Mr. Evans’s letter agreement provides for a grant of 3,815,647 restricted shares of our common stock, described below under “Equity Compensation”. In addition, in the event that a pre-established performance condition was satisfied, Mr. Evans was entitled to the grant of an additional option (referred to as a “top-up option”) equal to 1/19th of the number of shares issued in connection with a certain acquisition with same vesting schedule as the restricted shares as further described under “Equity Compensation” below. This “top-up option” was granted to Mr. Evans on July 13, 2018. Mr. Evans’s letter agreement also provides for a grant of a performance-based option to purchase 890,909 shares of our common stock, described below under “Equity Compensation”.

Mr. Evans’s letter agreement contains a perpetual confidentiality covenant and an assignment of intellectual property covenant. Mr. Evans is also party to an Employee Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreement under which he has agreed not to compete with us or solicit our employees, consultants, customers or suppliers during and for one year following his termination of employment and has agreed to a perpetual confidentiality covenant and an assignment of intellectual property covenant.

Dr. Ciaramella.     We entered into an employment agreement with Dr. Ciaramella on February 2, 2018 that provides for a base salary of $400,000 per year, subject to adjustment by our board of directors (or a committee thereof), and a target annual bonus equal to 40% of his annual base salary, with the actual amount of the bonus earned determined by our board of directors (or a committee thereof) in its discretion, based on Dr. Ciaramella’s performance and corporate performance compared to established goals. Dr. Ciaramella’s employment agreement provides for a sign-on bonus of $250,000, which amount would have been subject to repayment had he terminated his employment with us without good reason prior to the first anniversary of his start date. Dr. Ciaramella was entitled to reimbursement of his full costs of COBRA continuation coverage through July 31, 2018 because our employee benefit plans did not provide in-network coverage for the medical specialists providing care for Dr. Ciaramella and his dependents.

Dr. Ciaramella’s employment agreement provides for a grant of, at our discretion, an award of restricted stock or stock options corresponding to 1,225,000 shares of our common stock. Dr. Ciaramella was granted stock options in satisfaction of such provision, as described below under “Equity Compensation”. In addition, in the event that a pre-established performance condition was satisfied, Dr. Ciaramella was entitled to the grant of an additional option (referred to as a “top-up option”) equal to 1/79th of the number of shares issued in connection with a certain acquisition, subject to the same vesting schedule as the option grant as further described under “Equity Compensation” below. This “top-up option” was granted to Dr. Ciaramella on July 13, 2018. Dr. Ciaramella’s employment agreement also provides for a grant of a performance-based option to purchase 245,000 shares of our common stock, described below under “Equity Compensation”.

Dr. Ciaramella’s employment agreement contains a perpetual confidentiality covenant and an assignment of intellectual property covenant. Dr. Ciaramella is also party to an Employee Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreement under which he has agreed not to compete with us or solicit our employees, consultants, customers or suppliers during and for one year following his termination of employment and has agreed to a perpetual confidentiality covenant and an assignment of intellectual property covenant.

Ms. Wallace.     We entered into a letter agreement with Ms. Wallace on May 14, 2018 that provides for a base salary of $275,000 per year, subject to periodic review and adjustment, and an annual bonus with a target of up to 30% of her annual base salary, with the actual amount of the bonus earned based on individual and corporate performance. Ms. Wallace’s letter agreement provides for a sign-on bonus of $25,000 and a relocation bonus of $50,000, which amounts were subject to repayment if she had terminated her employment with us without good reason prior to the first anniversary of her start date. Ms. Wallace was also entitled to company-paid temporary housing for the first three months of her employment, in order to assist with her relocation.

Ms. Wallace’s letter agreement provides for a grant of options to purchase 625,000 shares of our common stock, described below under “Equity Compensation”. In addition, in the event that a pre-established performance condition was satisfied, Ms. Wallace was entitled to the grant of an additional option to purchase 425,000 shares of our common stock (referred to as a “top-up option”), subject to the same vesting schedule as the option grant as further described under “Equity Compensation” below. The “top-up option” was granted to Ms. Wallace on July 13, 2018.

Ms. Wallace is also party to an Employee Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreement under which she has agreed not to compete with us or solicit our employees, consultants, customers or suppliers during and for one year following her termination of employment and has agreed to a perpetual confidentiality covenant and an assignment of intellectual property covenant.

Severance upon termination of employment; change in control.

Mr. Evans.     If Mr. Evans’s employment is terminated by us without cause or by him for good reason, he will be entitled to receive (i) continued payment of his base salary for a period of 12 months following termination, (ii) an amount equal to his target annual bonus in the year of termination, pro-rated to reflect the portion of the calendar year during which he was employed, (iii) continued vesting for 12 months of any unvested equity awards, (iv) extended exercisability of his performance-based options and any top-up options until the earlier of the expiration of the original term and the date that is 24 months following his termination and (v) payment of his full COBRA premiums for 12 months following his termination (or, if earlier, until the date on which Mr. Evans becomes eligible for coverage under a subsequent employer’s medical plan), subject to his eligibility for, and timely election of, COBRA coverage.

In the event of a change in control, any unvested equity awards held by Mr. Evans, other than the portion of such equity awards that would otherwise have vested during the six-month period following such change in control (referred to as the “carved-out equity”), will become fully vested and exercisable. The carved-out equity will remain outstanding and eligible to vest in accordance with its terms. If Mr. Evans’s employment is terminated by us without cause or by him for good reason within six months following the change in control, in addition to the severance benefits described above, the carved-out equity will become fully vested and exercisable.

Dr. Ciaramella.     If Dr. Ciaramella’s employment is terminated by us without cause or by him for good reason, he will be entitled to receive (i) continued payment of his base salary for a period of 12 months following termination, (ii) an amount equal to his target annual bonus in the year of termination, pro-rated to reflect the portion of the calendar year during which he was employed, (iii) continued vesting for 12 months of any unvested equity awards, and (iv) payment of his full COBRA premiums for 12 months following his termination (or, if earlier, until the date on which Dr. Ciaramella becomes eligible for coverage under a subsequent employer’s medical plan), subject to his eligibility for, and timely election of, COBRA coverage.

In the event of a change in control, 50% of the unvested equity awards held by Dr. Ciaramella, other than the portion of such equity awards that would otherwise have vested during the six-month period following such change in control (referred to as the “carved-out equity”), will become fully vested and exercisable. The carved-out equity and any other outstanding unvested equity awards will remain outstanding and eligible to vest in accordance with their terms. If Dr. Ciaramella’s employment is terminated by us without cause or by him for good reason within six months following the change in control, in addition to the severance benefits described above, the carved-out equity will become fully vested and exercisable.

Ms. Wallace.     If Ms. Wallace’s employment is terminated by us without cause, she will be entitled to receive (i) continued payment of her base salary for a period of six months following termination and (ii) payment of COBRA premiums at the same rate as we pay for active employees for six months following her termination.

Severance Subject to Release of Claims.     Our obligation to provide an executive with severance payments and other benefits under the executive’s employment or letter agreement is conditioned on the executive signing a release of claims in favor of us. In addition, our obligation to provide Mr. Evans with severance payments and other benefits under his letter agreement is conditioned on his remaining available to provide consulting services to us as reasonably requested by our board of directors.

Equity compensation

Mr. Evans, Dr. Ciaramella and Ms. Wallace each received incentive equity grants in fiscal year 2018 under our 2017 Stock Option and Grant Plan, or our 2017 Plan.

On January 8, 2018, Mr. Evans was granted 3,815,647 restricted shares of our common stock, which vested as to 25% on the first anniversary of the grant date and vest in 36 equal monthly installments thereafter, generally subject to Mr. Evans’s continued employment with us through the applicable vesting date. On May 8, 2018, Mr. Evans was granted an option to purchase 890,909 shares of our common stock, which vests as to 50% upon the achievement of certain development milestones related to editing applications and as to 50% upon the achievement of a closing price hurdle following our IPO, in each case generally subject to Mr. Evans’s continued employment with us through December 31, 2022. On July 13, 2018, Mr. Evans was granted an option to purchase 2,419,933 shares of our common stock, which vested as to 25% on January 8, 2019 and vests in 36 equal monthly installments thereafter, generally subject to Mr. Evans’s continued employment with us through the applicable vesting date.

On May 8, 2018, Dr. Ciaramella was granted an option to purchase 245,000 shares of our common stock, which vests as to 50% upon the achievement of certain development milestones related to editing applications and as to 50% upon the achievement of a closing price hurdle following our IPO, in each case generally subject to Dr. Ciaramella’s continued employment with us through December 31, 2022. On May 8, 2018, Dr. Ciaramella was granted an option to purchase 1,225,000 shares of our common stock, and on July 13, 2018, Dr. Ciaramella was granted an option to purchase 582,009 shares of our common stock. Each grant vested as to 25% on February 26, 2019 and vests in 36 equal monthly installments thereafter, generally subject to Dr. Ciaramella’s continued employment with us through the applicable vesting date.

On May 8, 2018, Ms. Wallace was granted an option to purchase 625,000 shares of our common stock, and on July 13, 2018, Ms. Wallace was granted an option to purchase 425,000 shares of our common stock. Each of Ms. Wallace’s grants vested as to 25% on May 1, 2019 and vests in 36 equal monthly installments thereafter, generally subject to Ms. Wallace’s continued employment with us through the applicable vesting date.

Severance and change of control payments and benefits

Each of our named executive officers is entitled to severance benefits under his or her employment or letter agreement upon a termination of employment in certain circumstances or, for Mr. Evans and Dr. Ciaramella, upon the occurrence of a change in control, as described above under “Agreements with our Named Executive Officers.”

Employee and retirement benefits

We currently provide broad-based health and welfare benefits that are available to all of our employees, including our named executive officers, including health, life, disability, vision, and dental insurance. In addition, we maintain a 401(k) retirement plan for our full-time employees. The 401(k) plan also permits us to make discretionary employer contributions. We did not make any employer contributions to the 401(k) plan in 2018. Other than the 401(k) plan, we do not provide any qualified or non-qualified retirement or deferred compensation benefits to our employees, including our named executive officers.

Outstanding awards at fiscal year-end table

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2018:

	Option awards						Stock awards
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($/share)	Option expiration date		Number of shares of stock that have not vested (#)		Market value of shares of stock that have not vested ($)(1)
John Evans	—	—	—	—	—		638,898	(2)	$600,564
	—	—	—	—	—		3,815,647	(3)	$3,586,708
	—		890,909	$0.15	5/8/2028	(4)	—		—
	—	2,419,933	—	$0.23	7/13/2028	(5)	—		—

Giuseppe Ciaramella, Ph.D.	—	—	245,000	$0.15	5/8/2028	(6)	—		—
	—	1,225,000	—	$0.15	5/8/2028	(7)	—		—
	—	582,009	—	$0.23	7/13/2028	(8)	—		—

Courtney Wallace	—	625,000	—	$0.15	5/8/2028	(9)	—		—
	—	425,000	—	$0.23	7/13/2028	(10)	—		—

(1)	Based on the estimated fair market value of a share of our common stock on December 31, 2018 ($0.94), as determined by our board of directors.

(2)	Represents 1,022,727 restricted shares of our common stock granted on August 17, 2017, of which 383,829 restricted shares vested in equal monthly installments through January 3, 2018, 25% of the remaining 638,898 restricted shares vested on January 8, 2019 and 75% of the remaining shares vest in 36 monthly installments thereafter, generally subject to Mr. Evans’s continued employment with us through the applicable vesting date.

(3)	Represents 3,815,647 restricted shares of our common stock granted on January 8, 2018, which vested as to 25% of the shares on January 8, 2019 and vest in 36 equal monthly installments thereafter, generally subject to Mr. Evans’s continued employment with us through the applicable vesting date.

(4)	Represents an option to purchase 890,909 shares of our common stock granted on May 8, 2018, which vests as to 50% of the underlying shares upon the achievement of certain development milestones related to editing applications and as to 50% of the underlying shares upon the achievement of a closing price hurdle following our IPO, in each case generally subject to Mr. Evans’s continued employment with us through December 31, 2022.

(5)	Represents an option to purchase 2,419,933 shares of our common stock granted on July 13, 2018, which vested as to 25% of the underlying shares on January 8, 2019 and vests in 36 equal monthly installments thereafter, generally subject to Mr. Evans’s continued employment with us through the applicable vesting date.

(6)	Represents an option to purchase 245,000 shares of our common stock granted on May 8, 2018, which vests as to 50% of the underlying shares upon the achievement of certain development milestones related to editing applications and as to 50% of the underlying shares upon the achievement of a closing price hurdle following our IPO, in each case generally subject to Dr. Ciaramella’s continued employment with us through December 31, 2022.

(7)	Represents an option to purchase 1,225,000 shares of our common stock granted on May 8, 2018, which vested as to 25% of the underlying shares on February 26, 2019 and vests in 36 equal monthly installments thereafter, generally subject to Dr. Ciaramella’s continued employment with us through the applicable vesting date.

(8)	Represents an option to purchase 582,009 shares of our common stock granted on July 13, 2018, which vested as to 25% of the underlying shares on February 26, 2019 and vests in 36 equal monthly installments thereafter, generally subject to Dr. Ciaramella’s continued employment with us through the applicable vesting date.

(9)	Represents an option to purchase 625,000 shares of our common stock granted on May 8, 2018, which vested as to 25% of the underlying shares on May 1, 2019 and vests in 36 equal monthly installments thereafter, generally subject to Ms. Wallace’s continued employment with us through the applicable vesting date.

(10)	Represents an option to purchase 425,000 shares of our common stock granted on July 13, 2018, which vested as to 25% of the underlying shares on May 1, 2019 and vests in 36 equal monthly installments thereafter, generally subject to Ms. Wallace’s continued employment with us through the applicable vesting date.

Director compensation

The following table sets forth information concerning the compensation awarded to, earned by or paid to our non-employee directors during the fiscal year ended December 31, 2018. Mr. Evans’s compensation for 2018 is included with that of our other named executive officers above.

Name	Fees earned or paid in cash ($)(1)	Option awards ($)(2)	Total ($)
Kristina Burow(3)	—	—	—
Mark Fishman, M.D.	33,334	150,834	184,168
Carole Ho, M.D.	12,500	—	12,500
Stephen Knight, M.D.(3)	—	—	—
Robert Nelsen(3)	—	—	—
Michael Yi(3)(4)	—	—	—
Feng Zhang, Ph.D.(5)	—	31,502	31,502

(1)	Amount represents cash fees earned in fiscal year 2018, pro-rated for the director’s service during the year.

(2)	The amounts reported in this column represent the aggregate grant date fair value of options to purchase our common stock granted to Dr. Fishman and Dr. Zhang in fiscal year 2018 computed in accordance with FASB ASC 718, excluding the effect of estimated forfeitures. The assumptions used to value the options for this purpose are set forth in Note 11 to our consolidated financial statements included elsewhere in this prospectus. As of December 31, 2018, Dr. Fishman held options to purchase 1,167,000 shares of our common stock and Dr. Zhang held options to purchase 290,000 shares of our common stock.

(3)	Directors who are affiliated with our investors do not receive compensation in respect of their service as members of our board of directors.

(4)	Mr. Yi resigned from our board of directors effective July 16, 2019.

(5)	Dr. Zhang resigned from our board of directors effective February 21, 2019.

Director compensation

In respect of their service on our board of directors in fiscal year 2018, Dr. Fishman and Dr. Ho were each entitled to receive a $50,000 cash retainer, pro-rated to reflect the portion of the calendar year during which he or she performed services on our board of directors, and stock option grants as determined by our board of directors. In connection with this offering, we expect to adopt a formal non-employee director compensation policy.

On April 30, 2018, we entered into a consulting agreement with Dr. Fishman pursuant to which he agreed to provide certain advisory services to our Chief Executive Officer and us. The term of the consulting agreement has been extended to April 29, 2020. As compensation for his service, Dr. Fishman received a grant of an option to purchase 460,000 shares of our common stock on May 8, 2018, which vested as to 25% of the underlying shares on April 30, 2019, with the remainder vesting in 12 equal quarterly installments thereafter, subject to his continued service through the applicable vesting date. In addition, in the event that a pre-established performance condition was satisfied, Dr. Fishman was entitled to the grant of an option to purchase 255,000 shares of our common stock. This grant was made to Dr. Fishman on July 13, 2018 and vested as to 25% of underlying shares on May 8, 2019, with the remainder vesting in 12 equal quarterly installments thereafter, subject to his continued service through the applicable vesting date.

In respect of his service as a member of the Board, Dr. Fishman received a grant of an option to purchase 290,000 shares of our common stock on May 8, 2018, which vested as to 25% of the underlying shares on May 11, 2019, with the remainder vesting in 12 equal quarterly installments thereafter and, after the satisfaction of the pre-established performance condition as described above, a subsequent grant of an option to purchase 162,000 shares of our common stock on July 13, 2018, which vested as to 25% of the underlying shares on May 11, 2019, with the remainder vesting in 12 equal quarterly installments thereafter, in each case, subject to Dr. Fishman’s continued service through the applicable vesting date.

In respect of his service as a member of our board of directors, Dr. Zhang received a grant of an option to purchase 290,000 shares of our common stock on May 8, 2018, which vested as to 25% of the underlying shares on February 16, 2019, with the remainder vesting in 12 equal quarterly installments thereafter. Dr. Zhang forfeited the unvested portion of his option in connection with his resignation.

Dr. Ho did not receive a grant of an option to purchase shares of our common stock during 2018. On February 13, 2019, Dr. Ho received a grant of an option to purchase 290,000 shares of our common stock, which vests as to 25% of the underlying shares on October 19, 2019, with the remainder vesting in 36 equal monthly installments thereafter.

Director compensation policy

In connection with this offering, our board of directors intends to adopt a non-employee director compensation policy, which is expected to become effective upon the completion of this offering. Under the non-employee director compensation policy, our non-employee directors are expected to be compensated as follows:

•	each non-employee director will receive an annual cash fee of $ ($ for the chairman of the board of directors);

•	each non-employee director who is a member of the audit committee will receive an additional annual cash fee of $ ($ for the audit committee chairman);

•	each non-employee director who is a member of the compensation committee will receive an additional annual cash fee of $ ($ for the compensation committee chairman);

•

each non-employee director who is a member of the nominating and corporate governance committee will receive an additional annual cash fee of $             ($             for the nominating and corporate governance committee chairman);

•

each non-employee director who is first elected to our board of directors after the completion of this offering will be granted an option under our 2019 Plan to purchase shares of common stock having a grant date fair value, determined in accordance with FASB ASC 718, of approximately $                 upon his or her initial election to our board of directors; and

•

each non-employee director who is not first elected to our board of directors in the calendar year in which an annual meeting occurs (or, for the avoidance of doubt, at the time of the annual meeting) will annually be granted an option under our 2019 Plan to purchase shares of common stock having a grant date fair value, determined in accordance with FASB ASC 718, of approximately $                 on the date of the first meeting of our board of directors held after such annual meeting of our stockholders.

The stock options granted to our non-employee directors will have a per share exercise price equal to the fair market value of a share of our common stock on the date of grant and will expire not later than ten years after the date of grant. The stock options granted to non-employee directors upon the non-employee director’s initial election to our board of directors will vest                , subject to such director’s continued service on the board of directors. The annual stock options granted to our non-employee directors will vest                , subject to the director’s continued service on the board of directors.

All cash fees will be paid quarterly, in arrears, or upon the earlier resignation or removal of the non-employee director. The amount of each payment will be prorated for any portion of a calendar quarter that a non-employee director is not serving on our board of directors, based on the number of calendar days served by such non-employee director.

Each non-employee director, and each director affiliated with ARCH Venture Partners or F-Prime Capital, is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending meetings of the board of directors and any committee on which he or she serves.

Equity and cash plans

2017 Stock option and grant plan

In 2017, our board of directors adopted and our stockholders approved our 2017 Plan. Our 2017 Plan has been amended from time to time to increase the aggregate number of shares of our common stock reserved for issuance under our 2017 Plan, and was most recently amended on May 17, 2019. Our 2017 Plan permits the grant of incentive stock options to our employees and the grant of nonqualified stock options, restricted stock awards, restricted stock units, and unrestricted stock awards to our officers, employees, directors, consultants, and other key persons of the company. Subject to adjustment, the maximum number of shares that may be granted under our 2017 Plan is 36,227,273. As of June 30, 2019, options to purchase 19,987,232 shares of our common stock and 6,882,312 shares of restricted stock were outstanding under our 2017 Plan and 9,067,273 shares of our common stock remained available for future issuance. Shares underlying awards that are forfeited, canceled, reacquired by the company prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) and shares that are withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding will become available for subsequent awards under our 2017 Plan. It is anticipated that no further awards will be made under our 2017 Plan following the completion of this offering. In connection with this offering, we intend to adopt a new omnibus equity plan under which we will grant equity-based awards in connection with or following this offering. This summary is not a complete description of all provisions of our 2017 Plan and is qualified in its entirety by reference to the 2017 Plan, which is filed as an exhibit to the registration statement of which this prospectus is part.

Plan administration

Our board of directors, or a committee of our board of directors, administers our 2017 Plan. As used in this summary, the term “administrator” refers to our board of directors and its authorized delegate, as applicable. Subject to the provisions of our 2017 Plan, the administrator has the authority to, among other things, grant awards consistent with the terms of our 2017 Plan, to select the individuals to whom awards may be granted, to determine the time or times of grant, to determine the number of shares to be covered by any award and the price, exercise price, conversion ratio or other price relating thereto, to determine and modify the terms and conditions, including restrictions, of any award, to approve the form of award agreements, to accelerate at any time the exercisability or vesting of all or any portion of any award, to impose any limitations on awards, to interpret the terms and provisions of the 2017 Plan and any award, to make all determinations it deems advisable for the administration of the Plan and to otherwise supervise the administration of the Plan.

Non-transferability of awards

Our 2017 Plan generally does not allow for the transfer of awards and awards may generally be exercised only by the holder of an award, during his or her lifetime. However, the administrator may, in its discretion, allow for the transfer by gift of a nonqualified stock option from an optionee to his or her family members, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the company to be bound by all of the terms and conditions of the 2017 Plan and the applicable award agreement.

Adjustments upon changes in capitalization, merger, or certain other transactions

Our 2017 Plan provides that in the event of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the company’s capital stock, the administrator will make appropriate and proportionate adjustments to the maximum number of shares reserved for issuance under our 2017 Plan, the number and kind of shares or other securities subject to any then-outstanding awards under our 2017 Plan, the repurchase price, if any, per share subject to each outstanding award, and the exercise price of each share subject to any then-outstanding stock options under our 2017 Plan.

In the case of a sale event (which, as defined in our 2017 Plan, excludes the company’s initial public offering), (i) our 2017 Plan, all outstanding options and all outstanding and unvested restricted stock and restricted stock unit awards will terminate and be forfeited unless assumed or continued by the successor entity, or substituted for awards of the successor entity or parent; (ii) each holder of stock options that are, or become, vested and exercisable prior to or in connection with the sale event will be permitted to exercise his or her stock options within a period of time specified by the administrator; (iii) in the event of the forfeiture of restricted stock, the company will repurchase the restricted stock at a price per share equal to the original per-share purchase price paid by the holder of such restricted stock; and (iv) the company will have the right, but not the obligation, to make or provide for a cash payment to the holders of options, restricted stock and restricted stock unit awards, without any consent of the holders, in exchange for the cancellation thereof.

Amendment and termination

Our board of directors may, at any time, amend or discontinue our 2017 Plan and the administrator may, at any time, amend or cancel any outstanding award, provided, however, that no such action may adversely affect rights under any outstanding award without the consent of the holder of the award. The administrator may also exercise its discretion to reduce the exercise price of outstanding stock options or to effect repricing through the cancellation of outstanding stock options and grant of replacement awards.

2019 Incentive plan

In connection with this offering, our board of directors intends to adopt the Beam Therapeutics Inc. 2019 Incentive Plan, or the 2019 Plan, and, in connection with and following this offering, all equity-based awards will be granted under the 2019 Plan. The following summary describes what we expect to be the material terms of the 2019 Plan. This summary is not a complete description of all provisions of the 2019 Plan and is qualified in its entirety by reference to the 2019 Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Purpose

The purpose of the 2019 Plan is to advance our interests by providing for the grant to our employees, directors, consultants and advisors of stock, stock-based awards and other incentive awards.

Administration

The 2019 Plan will be administered by our compensation committee, except with respect to matters that are not delegated to our compensation committee by our board of directors. Our compensation committee (or our board of directors, with respect to such matters over which is retains authority) will have the discretionary authority to administer and interpret the 2019 Plan and any awards granted under it, determine eligibility for and grant awards, determine the exercise price, base value from which appreciation is measured or purchase price, if any, applicable to any award, determine, modify and waive the terms and conditions of any award, determine the form of settlement of awards, prescribe forms, rules and procedures relating to the 2019 Plan and awards and otherwise do all things necessary or desirable to carry out the purposes of the 2019 Plan or any award. Our compensation committee may delegate such of its duties, powers and responsibilities as it may determine to one or more of its members, members of our board of directors and, to the extent permitted by law, our officers, and may delegate to employees and other persons such ministerial tasks as it deems appropriate. As used in this summary, the term “Administrator” refers to our compensation committee and its authorized delegates, as applicable.

Eligibility

Our employees, directors, consultants and advisors are eligible to participate in the 2019 Plan. Eligibility for stock options intended to be incentive stock options, or ISOs, is limited to employees of the company or certain affiliates. Eligibility for stock options, other than ISOs, and stock appreciation rights, or SARs, is limited to individuals who are providing direct services to us or certain affiliates on the date of grant of the award. As of                , 2019, approximately                employees,                directors and                consultants and advisors would be eligible to participate in the 2019 Plan, including all of our executive officers.

Authorized shares

Subject to adjustment as described below, the maximum number of shares of our common stock that may be issued in satisfaction of awards under the 2019 Plan is                shares, plus the number of shares of our common stock underlying awards under our 2017 Plan (which shall not exceed                shares) that on or after the date of adoption expire or are terminated, surrendered or cancelled without issuance of shares, are forfeited to, or repurchased by, the Company, are withheld upon exercise or settlement to cover the exercise price or tax withholding, or otherwise become available again for grant under the Prior Plan, in each case in accordance with its terms. Up to the total number of shares set forth in the preceding sentence may be issued in satisfaction of ISOs. The number of shares issued in satisfaction of awards under the 2019 Plan is determined (i) by excluding shares of stock withheld by the Company in payment of the exercise price or purchase price of the award or in satisfaction of tax withholding requirements with respect to the award, (ii) by including only the number of shares of stock issued in settlement of a SAR any portion of which is settled in stock, and (iii) by excluding any shares of stock underlying awards settled in cash or that expire, become unexercisable, terminate or are forfeited to or repurchased by us without the issuance of stock. The number of shares available for issuance under the 2019 Plan will not be increased by any shares that have been issued under the 2019 Plan and are subsequently repurchased using proceeds directly attributable to stock option exercises.

Shares that may be issued under the 2019 Plan may be authorized but unissued shares, treasury shares or previously issued shares acquired by us.

Individual limits

With respect to any participant in any calendar year, no more than                shares underlying awards of stock options,                shares underlying awards of SARs and                shares underlying awards other than stock options and SARs may be granted.

Types of awards

The 2019 Plan provides for the grant of stock options, SARs, restricted and unrestricted stock and stock units, performance awards and other awards that are convertible into or otherwise based on our common stock. Dividend equivalents may also be provided in connection with awards under the 2019 Plan.

•

Stock options and SARs. The Administrator may grant stock options, including ISOs, and SARs. A stock option is a right entitling the holder to acquire shares of our common stock upon payment of the applicable exercise price. A SAR is a right entitling the holder upon exercise to receive an amount (payable in cash or shares of equivalent value) equal to the excess of the fair market value of the shares subject to the right over the base value from which appreciation is measured. The exercise price of each stock option, and the base value of each SAR, granted under the 2019 Plan shall be no less than 100% of the fair market value of a share on the date of grant (110% in the case of certain ISOs). Other than in connection with certain corporate transactions or changes to our capital structure, stock options and SARs granted under the 2019 Plan may not be repriced, amended, or substituted for with new stock options or SARs having a lower exercise price or base value, nor may any consideration be paid upon the cancellation of any stock options or SARs that have a per share exercise or base price greater than the fair market value of a share on the date of such cancellation, in each case, without shareholder approval. Each stock option and SAR will have a maximum term of not more than ten years from the date of grant (or five years, in the case of certain ISOs).

•

Restricted and unrestricted stock and stock units. The Administrator may grant awards of stock, stock units, restricted stock and restricted stock units. A stock unit is an unfunded and unsecured promise, denominated in shares, to issue shares or deliver cash measured by the value of shares in the future, and a restricted stock unit is a stock unit that is subject to the satisfaction of specified performance or other vesting conditions. Restricted stock are shares subject to restrictions requiring that they be forfeited, redelivered or offered for sale to the company if specified conditions are not satisfied.

•	Performance awards. The Administrator may grant performance awards, which are awards subject to the achievement of performance criteria.

•	Other share-based awards. The Administrator may grant other awards that are convertible into or otherwise based on shares of our common stock, subject to such terms and conditions as it determines.

•

Substitute awards. The Administrator may grant substitute awards in connection with certain corporate transactions, which may have terms and conditions that are inconsistent with the terms and conditions of the 2019 Plan.

Vesting; terms of awards

The Administrator determines the terms and conditions of all awards granted under the 2019 Plan, including the time or times an award vests or becomes exercisable, the terms and conditions on which an award remains exercisable, and the effect of termination of a participant’s employment or service on an award. The Administrator may at any time accelerate the vesting or exercisability of an award.

Transferability of awards

Except as the Administrator may otherwise determine, awards may not be transferred other than by will or by the laws of descent and distribution.

Effect of certain transactions

In the event of certain covered transactions (including the consummation of a consolidation, merger or similar transaction, the sale of substantially all of our assets or shares of our common stock, or our dissolution or liquidation), the Administrator may, with respect to outstanding awards, provide for (in each case, on such terms and subject to such conditions as it deems appropriate):

•	The assumption, substitution or continuation of some or all awards (or any portion thereof) by the acquirer or surviving entity;

•	The acceleration of exercisability or issuance of shares in respect of any award, in full or in part; and/or

•

The cash payment in respect of some or all awards (or any portion thereof) equal to the difference between the fair market value of the shares subject to the award and its exercise or base price, if any.

Except as the Administrator may otherwise determine, each award will automatically terminate or be forfeited immediately upon the consummation of the covered transaction, other than awards that are substituted for, assumed, or that continue following the covered transaction.

Adjustment provisions

In the event of certain corporate transactions, including a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure, the Administrator shall make appropriate adjustments to the maximum number of shares that may be issued under the 2019 Plan, the individual award limits, the number and kind of securities subject to, and, if applicable, the exercise or purchase prices (or base values) of outstanding awards, and any other provisions affected by such event.

Clawback

The Administrator may provide that any outstanding award, the proceeds of any award or shares acquired thereunder and any other amounts received in respect of any award or shares acquired thereunder will be subject to forfeiture and disgorgement to the company, with interest and other related earnings, if the participant to whom the award was granted is not compliance with any provision of the 2019 Plan or any award, any non-competition, non-solicitation, no-hire, non-disparagement, confidentiality invention assignment or other restrictive covenant, or any company policy applicable to the participant that provides for forfeiture, disgorgement or clawback, or as otherwise required by law or applicable stock exchange listing standards.

Amendments and termination

The Administrator may at any time amend the 2019 Plan or any outstanding award and may at any time terminate the 2019 Plan as to future grants. However, except as expressly provided in the 2019 Plan, the Administrator may not alter the terms of an award so as to materially and adversely affect a participant’s rights without the participant’s consent (unless the Administrator expressly reserved the right to do so at the time the award was granted). Any amendments to the 2019 Plan will be conditioned on shareholder approval to the extent required by law or applicable stock exchange requirements.

2019 Employee stock purchase plan

In connection with this offering, our board of directors intends to adopt the Beam Therapeutics Inc. 2019 Employee Stock Purchase Plan, or the ESPP. The following summary describes what we expect to be the material terms of the ESPP. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Purpose

The purpose of the ESPP is to enable eligible employees of us and our participating subsidiaries to use payroll deductions to purchase shares of our common stock, and thereby acquire an interest in us. The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code.

Administration

The ESPP will be administered by our compensation committee, which will have the discretionary authority to administer and interpret the ESPP, determine eligibility under the ESPP, prescribe forms, rules and procedures relating to the ESPP, and otherwise do all things necessary or desirable to carry out the purposes of the ESPP. Our compensation committee may delegate such of its duties, powers and responsibilities as it may determine to one or more of its members, members of our board of directors and our officers and employees, in each case, to the extent permitted by law. As used in this summary, the term “Administrator” refers to our compensation committee and its authorized delegates, as applicable.

Shares subject to the ESPP

Subject to adjustment as described below, the aggregate number of shares of our common stock available for purchase pursuant to the exercise of options under the ESPP is                shares. Shares to be issued upon exercise of options under the ESPP may be authorized but unissued shares, treasury shares, or previously issued shares acquired by us. If any option granted under the ESPP expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased shares subject to such option will again be available for purchase under the ESPP.

Eligibility

Participation in the ESPP will generally be limited to our employees and employees of our subsidiaries (i) who have been continuously employed by us or one of our subsidiaries, as applicable, for a period of at least                calendar days as of the first day of an applicable offering period, (ii) whose customary employment with us or one of our subsidiaries, as applicable, is for more than five months per calendar year, (iii) who customarily work 20 hours or more per week, and (iv) who satisfy the requirements set forth in the ESPP. The Administrator may establish additional or other eligibility requirements, or change the requirements described in this paragraph, to the extent consistent with Section 423 of the Code. Any employee who owns (or is deemed under statutory attribution rules to own) shares possessing five percent or more of the total combined voting power or value of all classes of shares of us or our parent or subsidiaries, if any, will not be eligible to participate in the ESPP. As of                , 2019, approximately                employees would be eligible to participate in the ESPP, including all of our executive officers.

General terms of participation

The ESPP allows eligible employees to purchase shares of our common stock during specified offering periods. Unless otherwise determined by the Administrator, offering periods under the ESPP will be                in duration and commence on the first business day of                and                of each year. During each offering period, eligible employees will be granted an option to purchase shares of our common stock on the last business day of the offering period. A participant may purchase a maximum of                shares with respect to any offering period (or such lesser number as the Administrator may prescribe). No participant will be granted an option under the ESPP that permits the participant’s right to purchase shares of our common stock under the ESPP and under all other employee stock purchase plans of us or our parent or subsidiaries, if any, to accrue at a rate that exceeds $25,000 in fair market value (or such other maximum as may be prescribed by the Code) for each calendar year during which any option granted to the participant is outstanding at any time, determined in accordance with Section 423 of the Code.

The purchase price of each share issued pursuant to the exercise of an option under the ESPP on an exercise date will be                % (or such greater percentage as specified by the Administrator) of the lesser of: (a) the fair market value of a share of our common stock on date the option is granted, which will be the first day of the offering period, and (b) the fair market value of a share of our common stock on the exercise date, which will the last business day of the offering period.

The Administrator has the discretion to change the commencement and exercise dates of offering periods, the purchase price, the maximum number of shares that may be purchased with respect to any offering period, the duration of any offering periods and other terms of the ESPP, in each case, without shareholder approval, except as required by law.

Participants in the ESPP will pay for shares purchased under the ESPP through payroll deductions. Participants may elect to authorize payroll deductions between                and                percent of the participant’s eligible compensation each payroll period.

Transfer restrictions

For participants who have purchased shares under the ESPP, the Administrator may impose restrictions prohibiting the transfer, sale, pledge or alienation of such shares, other than by will or by the laws of descent and distribution, for such period as may be determined by the Administrator.

Adjustments

In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization, or other change in our capital structure that constitutes an equity restructuring, the Administrator will make appropriate adjustments to the aggregate number and type of shares available for purchase under the ESPP, the maximum number and type of shares granted under any outstanding options, the maximum number and type of shares purchasable under any outstanding option and/or the purchase price per share under any outstanding option.

Corporate transactions

In the event of a (i) merger, consolidation or similar transaction in which we are not the surviving corporation or which results in the acquisition of all or substantially all of our then-outstanding common stock by a single person or entity (or group of persons or entities), (ii) sale of all or substantially all of our assets, (iii) dissolution or liquidation of us, or (iv) change in control, the Administrator may provide that each outstanding option will be assumed or substituted for or will be cancelled and the balances of participants’ accounts returned, or that the option period will end before the date of the proposed corporate transaction.

Amendments and termination

The Administrator has discretion to amend the ESPP to any extent and in any manner it may deem advisable, provided that any amendment that would be treated as the adoption of a new plan for purposes of Section 423 of the Code will require shareholder approval. The Administrator may suspend or terminate the ESPP at any time.

2019 Cash Incentive Plan

In connection with this offering, our board of directors intends to adopt the 2019 Cash Incentive Plan, or our Cash Incentive Plan. Following its adoption, our Cash Incentive Plan will provide for the grant of cash-based incentive awards to our executive officers and key employees. Annual cash bonuses paid to our named executive officers in respect of fiscal 2018 are described under “Annual bonuses” above. The following summary describes what we expect to be the material terms of our Cash Incentive Plan. This summary is not a complete description of all provisions of our Cash Incentive Plan and is qualified in its entirety by reference to our Cash Incentive Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Administration

Our Cash Incentive Plan will be administered by our compensation committee and its delegates. As used in this summary, the term “Administrator” refers to our compensation committee and its authorized delegates, as applicable.

The Administrator will have the discretionary authority to administer and interpret our Cash Incentive Plan and any awards; determine eligibility for and grant awards; adjust the performance criterion or criteria applicable to awards; determine, modify or waive the terms and conditions of any award; prescribe forms, rules and procedures relating to our Cash Incentive Plan and awards, and otherwise do all things necessary or desirable to carry out the purposes of our Cash Incentive Plan.

Eligibility and participation

Executive officers and key employees of the company and its subsidiaries will be eligible to participate in our Cash Incentive Plan and will be selected from time to time by the Administrator to participate in the plan.

Awards; performance criteria

Awards under our Cash Incentive Plan will be made based on, and subject to achieving, specified criteria established by the Administrator. For each award granted under our Cash Incentive Plan, the Administrator will establish the performance criteria applicable to the award, the amount or amounts payable if the performance criteria are achieved and such other terms and conditions as the Administrator deems appropriate.

Performance criteria and any targets with respect thereto need not be based upon an increase, a positive or improved result or avoidance of loss and may be applied to a participant individually, or to a business unit or division or the company as a whole and may relate to any or any combination of the following or any other criterion or criteria determined by the Administrator (measured either absolutely or comparatively, including by reference to an index or indices or the performance of one or more companies and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof and subject to any adjustments specified by the Administrator): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings; or strategic business criteria, consisting of one or more objectives based on: meeting specified market penetration or value added, product development or introduction (including, without limitation, any clinical trial accomplishments, regulatory or other filings or approvals, or other product development milestones), geographic business expansion, cost targets, cost reductions or savings, customer satisfaction, operating efficiency, acquisition or retention, employee satisfaction, information technology, corporate development (including, without limitation, licenses, innovation, research or establishment of third-party collaborations), manufacturing or process development, legal compliance or risk reduction, or patent application or issuance goals. The Administrator may provide that one or more of the performance criteria applicable to an award will be adjusted to reflect events occurring during the performance period that affect the applicable performance criteria.

Payments under an award; individual limits

A participant will be entitled to payment under an award only if all conditions to payment have been satisfied in accordance with our Cash Incentive Plan and the terms of the award. Following the end of a performance period, the Administrator will determine whether and to what extent the applicable performance criteria have been satisfied and will determine the amount payable under each award. The Administrator has the discretionary authority to increase or decrease the amount actually paid under any award.

Recovery of compensation

Payments in respect of an award will be subject to forfeiture and disgorgement to the company if the participant violates a non-competition, non-solicitation, confidentiality or other restrictive covenant or to the extent provided in any applicable company policy that provides for forfeiture or disgorgement, or as otherwise required by law or applicable stock exchange listing standards.

Amendment and termination

The Administrator may amend our Cash Incentive Plan or any outstanding award for any purpose, and may at any time terminate our Cash Incentive Plan as to any future grant of awards.

Certain relationships and related party transactions

The following is a summary of transactions since our formation in January 2017 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, promoters or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus captioned “Executive and Director Compensation.”

Private placements

Series A-1 convertible preferred stock

In June 2017, February 2018, and May 2018, we completed the sale of an aggregate of 24,999,991 shares of our Series A-1 convertible preferred stock at a purchase price of $1.00 per share for an aggregate purchase price of $25.0 million. The shares were issued in two tranches, with the first tranche of 5,050,000 shares closing in June 2017 and October 2017, and the second tranche of 19,949,991 shares closing in February 2018 and May 2018. Each share of our Series A-1 convertible preferred stock will convert into shares of our common stock immediately prior to the closing of this offering, including adjustments in connection with the 1-for-     reverse stock split of our common stock effected on                     , 2019. The following table summarizes purchases of shares of our Series A-1 convertible preferred stock by holders of more than 5% of our capital stock and entities affiliated with a member of our board of directors.

Name of stockholder	Director(s)	Number of series A-1 convertible preferred stock	Approximate purchase price
Funds affiliated with ARCH Venture Partners	Kristina Burow	12,000,000	$12,000,000
	Robert Nelsen
F-Prime Capital Partners Healthcare Fund V LP	Stephen Knight	9,819,820	$9,819,820
HH Beam Holdings LLC		222,222	$222,222
TLS Beta Pte. Ltd.		277,777	$277,777

Series A-2 convertible preferred stock

In June 2018 and October 2018, we completed the sale of an aggregate of 32,382,664 shares of our Series A-2 convertible preferred stock at a purchase price of $1.50 per share for an aggregate purchase price of $48.6 million, and in May 2018 and August 2018, Blink completed the sale of an aggregate of 15,000,000 shares of its Series A convertible preferred stock at a purchase price of $1.00 per share for an aggregate purchase price of $15.0 million, which shares converted into two shares of our Series A-2 convertible preferred stock upon the closing of the Blink Merger. Each share of our Series A-2 convertible preferred stock will convert into shares of our common stock immediately prior to the closing of this offering in accordance with our certificate of incorporation, including adjustments in connection with the 1-for-    reverse stock split of our common stock effected on                     , 2019 . The following table summarizes purchases of shares of our Series A-2 convertible preferred stock by holders of more than 5% of our capital stock and entities affiliated with a member of our board of directors.

Name of stockholder	Director(s)	Number of Series A-2 convertible preferred stock	Approximate purchase price
Funds affiliated with ARCH Venture Partners	Kristina Burow	24,666,684	$23,000,016
	Robert Nelsen
F-Prime Capital Partners Healthcare Fund V LP	Stephen Knight	21,146,743	$20,180,193
HH Beam Holdings LLC		2,828,595	$3,777,777
TLS Beta Pte. Ltd.		3,535,743	$4,722,221

Series B convertible preferred stock

In November 2018, December 2018, January 2019 and February 2019 we completed the sale of an aggregate of 40,178,574 shares of our Series B convertible preferred stock at a purchase price of $3.36 per share for an aggregate purchase price of $135.0 million. Each share of our Series B convertible preferred stock will convert into shares of our common stock immediately prior to the closing of this offering, including adjustments in connection with the 1-for-    reverse stock split of our common stock effected on                     , 2019. The following table summarizes purchases of shares of our Series B convertible preferred stock by holders of more than 5% of our capital stock and entities affiliated with a member of our board of directors.

Name of stockholder	Director	Number of series be preferred stock	Approximate purchase price
Funds affiliated with ARCH Venture Partners	Kristina Burow Robert Nelsen	297,620	$1,000,003
F-Prime Capital Partners Healthcare Fund V LP	Stephen Knight	297,620	$1,000,003
HH Beam Holdings LLC		8,928,573	$30,000,002
TLS Beta Pte. Ltd.		7,440,476	$24,999,999

Acquisition of Blink Therapeutics Inc.

On May 9, 2018, we, Blink and Anaheim Merger Sub Inc., our wholly-owned subsidiary, or Merger Sub, entered into an Option Agreement, pursuant to which, on September 25, 2018, Merger Sub merged with and into Blink, with Blink being the surviving corporation and our wholly-owned subsidiary, or the Blink Merger. In connection with the execution of the Option Agreement, we paid Blink an upfront option premium of $121,000. As a result of the Blink Merger, holders of Blink’s series A preferred stock, $0.01 par value, or the Blink Preferred Stock, received two shares of our Series A-2 redeemable convertible preferred stock for each share of Blink Preferred Stock and holders of Blink’s common stock, $0.001 par value, or the Blink Common Stock, received two shares of our common stock for each share of Blink Common Stock. The following table summarizes the number of shares of our Series A-2 convertible preferred stock acquired in the Blink Merger by holders of more than 5% of our capital stock and entities affiliated with a member of our board of directors.

Name of stockholder	Director(s)	Shares of beam series A-2 convertible preferred stock received in blink merger
Funds affiliated with ARCH Venture Partners	Kristina Burow Robert Nelsen	14,000,010
F-Prime Capital Partners Healthcare Fund V LP	Stephen Knight	11,539,922
TLS Beta Pte. Ltd.		581,394
HH Beam Holdings LLC		465,116

The following table summarizes the number of shares of our common stock acquired in the Blink Merger by holders of more than 5% of our capital stock.

Name of stockholder	Shares of beam common stock received in blink merger
Feng Zhang	8,506,000
David Liu	1,840,000

Founder academic consulting agreements

On March 1, 2017, we entered into Academic Consulting Agreements with each of David Liu, Feng Zhang and Keith Joung, or the Founders, pursuant to which the Founders provide advisory services as mutually determined by us and the Founders from time to time. The initial term of the Academic Consulting Agreements is for four years, and the agreements continue in effect thereafter until terminated by either party. Under the terms of the agreements, we pay each of the Founders a consulting fee of $150,000 per year, payable in monthly installments in arrears beginning with the initial closing of our Series A-1 convertible preferred stock on June 28, 2017. Additionally, we agreed to reimburse each of the Founders for reasonable business expenses incurred in connection with the performance of their services under the agreements. To date, we have paid each of the Founders $350,000 for consulting services pursuant to these agreements.

Director affiliations

Some of our directors are affiliated with and serve on our board of directors as representatives of entities which beneficially own or owned 5% or more of our common stock, as indicated below:

Director	Principal stockholder
Kristina Burow	Funds affiliated with ARCH Venture Partners
Robert Nelsen	Funds affiliated with ARCH Venture Partners
Stephen Knight	F-Prime Capital Partners Healthcare Fund V LP

Investor rights agreement

We are party to an amended and restated investor rights agreement, or the Investor Rights Agreement, with each holder of our convertible preferred stock, which includes each holder of more than 5% of our capital stock and certain of our directors (or, in some cases, entities affiliated therewith). The Investor Rights Agreement imposes certain affirmative obligations on us, and also grants certain rights to the holders, including certain registration rights with respect to the registrable securities held by them. See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights. Other provisions of the Investor Rights Agreement will terminate upon completion of this offering.

Employment or offer letter agreements

We have entered into employment or offer letter agreements with certain of our executive officers. See “Executive and Director Compensation—Narrative Disclosure to Summary Compensation Table” for a further discussion of these arrangements.

We have granted stock options and/or restricted stock to our named executive officers, other executive officers and certain of our directors. See the section of this prospectus captioned “Executive and Director Compensation.”

Director and officer indemnification and insurance

We have agreed to indemnify each of our directors and executive officers against certain liabilities, costs and expenses, and have purchased directors’ and officers’ liability insurance. We also maintain a general liability insurance policy which covers certain liabilities of directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Related person transaction policy

Our board of directors has adopted a written related person transaction policy, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act of 1933, as amended, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

Principal stockholders

The following table sets forth certain information with respect to the beneficial ownership of our common stock at June 30, 2019, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person who we know beneficially owns more than 5% of our common stock;
•	each of our directors;
•	each of our named executive officers; and
•	all of our directors and executive officers as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, subject to any applicable community property laws.

Percentage ownership of our common stock before this offering is based on 174,863,507 shares of our common stock outstanding as of June 30, 2019, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the closing of this offering, assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Percentage ownership of our common stock after this offering is based on                  shares of our common stock outstanding as of June 30, 2019, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as described above and our issuance of                  shares of our common stock in this offering. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or that will become exercisable within 60 days of June 30, 2019 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless noted otherwise, the address of all listed stockholders is 26 Landsdowne Street, 2nd Floor, Cambridge, MA 02139.

	Number of shares beneficially owned	Percentage of shares beneficially owned
Name of beneficial owner		Before offering	After offering

5% or greater stockholders:
Funds affiliated with ARCH Venture Partners(1)	36,964,304	21.1%
F-Prime Capital Partners Healthcare Fund V LP(2)	31,264,183	17.9%
David Liu	14,718,787	8.4%
HH Beam Holdings LLC(3)	11,979,390	6.9%
Feng Zhang	11,608,803	6.6%
TLS Beta Pte. Ltd.(4)	11,253,996	6.4%

Directors and Named Executive Officers:
John Evans(5)	5,769,264	3.3%
Giuseppe Ciaramella(6)	667,628	*
Courtney Wallace(7)	328,124	*
Kristina Burow	—	*
Mark Fishman, M.D.(8)	440,954	*
Stephen Knight, M.D.	—	*
Carole Ho, M.D.	—	*
Robert Nelsen	—	*
All executive officers and directors as a group (10 persons)(9)	7,242,970	4.1%

* Less	than 1%

(1)	Represents (a) 18,482,151 shares of common stock issuable upon exercise of convertible preferred stock held by ARCH Venture Fund IX Overage, L.P., or ARCH IX Overage, and (b) 18,482,153 shares of common stock issuable upon exercise of convertible preferred stock held by ARCH Venture Fund IX, L.P., or ARCH IX. ARCH Venture Partners IX Overage, L.P., or the GPLP, as the sole general partner of ARCH IX Overage, has the power to vote and dispose of the shares held of record by ARCH IX Overage and may be deemed to beneficially own certain of the shares held of record by ARCH IX Overage. ARCH Venture Partners IX, L.P., or AVP IX LP, has the power top vote and dispose of the shares held of record by ARCH IX and may be deemed to beneficially own certain of the shares held of record by ARCH IX. GPLP and AVP IX LP disclaim beneficial ownership of all shares held of record by ARCH IX Overage and ARCH IX, respectively, in which the GPLP or AVP IX LP does not have an actual pecuniary interest. ARCH Venture Partners IX, LLC, or the GPLLC, as the sole general partner of the GPLP and AVP IX LP, has the power to vote and dispose of the shares held of record by ARCH IX Overage and ARCH IX and may be deemed to beneficially own certain of the shares held of record by ARCH IX Overage and ARCH IX. The GPLLC disclaims beneficial ownership of all shares held of record by ARCH IX Overage and ARCH IX in which it does not have an actual pecuniary interest. Keith Crandell, Clinton Bybee, and Robert Nelsen are the managing directors of the GPLLC, share the power to vote and dispose of the shares held of record by ARCH IX Overage and ARCH IX and may be deemed to beneficially own certain of the shares held of record by ARCH IX Overage and ARCH IX. The managing directors disclaim beneficial ownership of all shares held of record by ARCH IX Overage and ARCH IX in which they do not have an actual pecuniary interest. The address of all filing persons is 8755 W. Higgins Road, Suite 1025, Chicago, IL 60631.

(2)

F-Prime Capital Partners Healthcare Advisors Fund V LP is the general partner of F-Prime Capital Partners Healthcare Fund V LP. F-Prime Capital Partners Healthcare Advisors Fund V LP is solely managed by Impresa Management LLC, the managing member of its general partner and investment manager. Impressa Management LLC is owned, directly or indirectly, by various shareholders and employees of FMR LLC. Each of the entities listed above expressly disclaims beneficial ownership of the securities listed above except to the extent of any pecuniary interest therein. The address of these entities is 245 Summer Street, Boston, MA 02210.

(3)	Consists of 8,928,573 shares of common stock issuable upon conversion of shares of Series B Preferred Stock, 2,828,595 shares of common stock issuable upon conversion of shares of Series A2 Preferred Stock an 222,222 shares of common stock issuable upon conversion of shares of Series A1 Preferred Stock held by HH Beam Holdings LLC. HH Beam Holdings LLC is beneficially owned and controlled by Hillhouse Fund IV, L.P. Hillhouse Capital Management, Ltd. acts as the sole management company of Hillhouse Fund IV, L.P., which is in turn ultimately controlled by Mr. Lei Zhang. The registered address of HH Beam Holdings LLC is Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.

(4)	TLS Beta Pte. Ltd. is a wholly-owned subsidiary of Temasek Life Sciences Private Limited, which is a wholly-owned subsidiary of Fullerton Management Pte. Ltd., which is a wholly owned subsidiary of Temasek Holdings (Private) Limited. The address of these entities is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

(5)	Includes 1,922,982 shares of unvested restricted stock as of June 30, 2019 that Mr. Evans has the ability to vote. Includes options to purchase 857,890 shares of common stock that are exercisable within 60 days of June 30, 2019.

(6)	Includes options to purchase 677,628 shares of common stock that are exercisable within 60 days of June 30, 2019.

(7)	Includes options to purchase 328,124 shares of common stock that are exercisable within 60 days of June 30, 2019.

(8)	Includes 76,267 shares of common stock issuable upon exercise of convertible preferred stock and options to purchase 364,687 shares of common stock that are exercisable within 60 days of June 30, 2019.

(9)	Includes 4,838,374 shares of unvested restricted stock as of June 30, 2019 that John Evans has the ability to vote. Includes options to purchase 1,127,002 shares of common stock that are exercisable within 60 days of June 30, 2019.

Description of capital stock

Capital structure

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated by-laws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated by-laws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

General

Upon completion of this offering, our authorized capital stock will consist of                  shares, all with a par value of $0.01 per share, of which:

•	shares are designated as common stock; and
•	shares are designated as preferred stock.

Common stock

As of June 30, 2019, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 130,616,784 shares of our common stock immediately prior to the closing of this offering, we had outstanding 174,863,507 shares of common stock held of record by 58 stockholders.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred stock

As of June 30, 2019, there were 130,616,784 shares of our convertible preferred stock outstanding. Immediately prior to the closing of this offering, all outstanding shares of our redeemable convertible preferred stock will convert into 130,616,784 shares of our common stock.

Under the terms of our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

As of June 30, 2019, options to purchase 19,948,440 shares of our common stock were outstanding under our 2017 Plan, of which 3,006,018 options were vested as of that date.

Registration rights

The Investor Rights Agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include (i) the shares of our common stock issuable or issued by holders of shares of our convertible preferred stock or upon conversion or exercise of any other securities and (ii) any common stock issued or issuable as a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in (i) and (iii) any shares of our common stock, and any shares of our common stock issuable upon the conversion or exercise of any other securities, held by persons holding the securities described in the foregoing clauses (i) and (ii). The registration of shares of our common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act of 1933, as amended, or the Securities Act, when the applicable registration statement is declared effective. Under the Investor Rights Agreement, we will pay all expenses relating to such registrations, including the fees of one special counsel for the participating holders, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The Investor Rights Agreement also includes customary indemnification and procedural terms.

Holders of 58 shares of our common stock (including shares issuable upon the conversion of our convertible preferred stock) are entitled to such registration rights pursuant to the Investor Rights Agreement. These registration rights will expire on the earlier of (i) the date that is five years after the closing of this offering or (ii) with respect to each stockholder following the closing of this offering, at the earlier of such time at which such stockholder (A) can sell all shares of our common stock held by it pursuant to Rule 144(b)(1)(i) of the Securities Act or (B) holds one percent or less of our outstanding common stock and all registrable securities held by such stockholder can be sold in any three month period without registration in compliance with Section 144 of the Securities Act.

Demand registration rights

At any time beginning 180 days after the closing of this offering, the holders of not less than 60% of the registrable securities then outstanding may request that we prepare, file and maintain a registration statement on Form S-1 to register all or part of their registrable securities if the aggregate offering price of the registrable securities requested to be registered would exceed $15 million. Once we are eligible to use a registration statement on Form S-3, any stockholder party to the Investor Rights Agreement who holds at least 2,000,000 shares of our common stock may, on not more than two occasions in any 12-month period, request that we prepare, file and maintain a registration statement on Form S-3 covering the sale of all or part of their registrable securities, but only if the anticipated offering price of the registrable securities requested to be registered would exceed $5 million.

Piggyback registration rights

In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the stockholders party to the Investor Rights Agreement will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act other than with respect to a demand registration or a registration statement on Form S-4 or S-8, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.

Anti-takeover effects of our certificate of incorporation and our by-laws

Our certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors but which may have the effect of delaying, deferring or preventing a future takeover or change in control of us unless such takeover or change in control is approved by our board of directors.

These provisions include:

Classified board.    Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Upon completion of this offering, we expect that our board of directors will have members.

Action by written consent; special meetings of stockholders.    Our certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and the by-laws will also provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors. Except as described above, stockholders will not be permitted to call a special meeting or to require our board of directors to call a special meeting.

Removal of directors.    Our certificate of incorporation will provide that our directors may be removed only for cause by the affirmative vote of at least 75% of the voting power of our outstanding shares of capital stock, voting together as a single class. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board.

Advance notice procedures.    Our by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Supermajority approval requirements.    The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws requires a greater percentage. Our certificate of incorporation and by-laws will provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions. This requirement of a supermajority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but unissued shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Exclusive forum.    Our certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of a fiduciary duty and other similar actions may be brought only in specified courts in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. See “Risk Factors—Our amended and restated certificate of incorporation designates the state or federal courts within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

Section 203 of the DGCL

Upon completion of this offering, we will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or at or after the time the stockholder became interested, the business combination was approved by our board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Transfer agent and registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

We have applied to have our common stock approved for listing on the Nasdaq Stock Market under the symbol BEAM.

Shares eligible for future sale

Immediately prior to this offering, there was no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, future sales of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—A significant portion of our total outstanding shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly, even if our business is doing well.” Furthermore, although we have applied to have our common stock approved for listing on the Nasdaq Stock Market, we cannot assure you that there will be an active public trading market for our common stock.

Upon the closing of this offering, based on the number of shares of our common stock outstanding as of June 30, 2019 and after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 130,616,784 shares of our common stock immediately prior to the closing of this offering, we will have an aggregate of                  shares of our common stock outstanding (or                  shares of our common stock if the underwriters exercise in full their option to purchase additional shares). Of these shares of our common stock, all of the                  shares sold in this offering (or                  shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining 174,863,507 shares of our common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below. Upon expiration of the lock-up period, we estimate that approximately                  shares of our common stock will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.

Lock-Up agreements

We and each of our directors and executive officers and holders of substantially all of our outstanding capital stock, who will collectively own                  shares of our common stock upon the closing of this offering (based on our shares outstanding as of June 30, 2019 and after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the closing of this offering), have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of J.P. Morgan Securities and Jefferies LLC.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriting.”

Rule 144

Affiliate resales of restricted securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                  shares (or                  shares if the underwriters exercise their option to purchase additional shares in full) of our common stock immediately after this offering; or

•	the average weekly trading volume in shares of our common stock on the Nasdaq Stock Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the Nasdaq Stock Market concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-affiliate resales of restricted securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options and shares of our common stock issued or issuable under our incentive plans. We expect to file the registration statement covering shares offered pursuant to our incentive plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration rights

Upon the closing of this offering, the holders of 174,863,507 shares of our common stock (including shares of our common stock issuable upon the conversion of all outstanding shares of our convertible preferred stock) or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

Material U.S. federal income tax consequences to non-U.S. holders of our common stock

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case, in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement.

This discussion does not address the tax treatment of partnerships or other pass-through entities, or persons who hold our common stock through partnerships or other pass-through entities, for U.S. federal income tax purposes. If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a non-U.S. holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying any distributions to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, FATCA, and backup withholding, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or other taxable disposition

Subject to the discussion below on backup withholding and FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and we do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we are not currently a USRPHC or will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information reporting and backup withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the holder either certifies its non-U.S. status by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional withholding tax on payments made to foreign accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code and related Treasury Regulations and guidance, or FATCA, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Jefferies LLC and Barclays Capital Inc. are acting as joint book running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Jefferies LLC
Barclays Capital Inc.
Wedbush Securities Inc.

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $        per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to             additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $        per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        . We have also agreed to reimburse the underwriters for certain of their expenses in an amount of up to $         .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Jefferies LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing Company Share Plans.

Our directors and executive officers, and certain of our significant shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Jefferies LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

Notwithstanding the foregoing, the terms of the lock-up agreements generally do not apply to or prohibit, among others, the items described below:

(A)	the shares of common stock to be sold pursuant to this offering,

(B)	transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock as a bona fide gift or gifts or for bona fide estate planning purposes, including without limitation transfers to charitable organizations,

(C)

transfers or distributions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to (a) limited partners, members, stockholders or holders of similar equity interests or (b) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the lock-up party, including without limitation any general partner, limited partner, managing member, manager, member, employee, officer or director of such entity or any trust for the benefit of any of the foregoing or any affiliate of the foregoing, or to any investment fund or other entity controlled or managed by the lock-up party or affiliates of such party,

(D)	transactions relating to common stock acquired in this offering (other than any issuer-directed shares of common stock purchased in this offering by an officer or director of the company) or open market transactions after the completion of this offering,

(E)	transfers or dispositions of common stock or any security convertible into or exercisable or exchangeable for common stock by will or intestacy, provided that any required filing under the Exchange Act, shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described in this clause and no other public filing, report or announcement shall be required or made voluntarily in connection with such transfer or disposition or (ii) to any family member or to a trust whose beneficiaries consist exclusively of one or more of the lock-u party and/or a family member,

(F)	transfers of common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a domestic order or negotiated divorce settlement, provided that any required filing under the Exchange Act shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described in this clause and no other public filing, report or announcement shall be required or made voluntarily in connection with such transfer or disposition,

(G)	the exercise of a warrant or the exercise of a stock option granted under a stock incentive plan described in this prospectus, provided that the underlying common stock received shall continue to be subject to the lock-up restrictions, and provided further that no filing under the Exchange Act or other public filing, report or announcement shall be voluntarily made during the period beginning on the date hereof and continuing to and including the date that is 30 days after the date of this prospectus, or the 30-Day Period, and after the 30-Day Period no public filing, report or announcement is voluntarily made, and if the lock-up party is required to make any public filing, report or announcement under the Exchange Act, such public filing, report or announcement shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described in this clause, that no common stock was sold by the reporting person and that common stock so received is subject to the lock-up restrictions,

(H)	transfers or dispositions of shares of common stock or other securities to the company in connection with the conversion of any convertible preferred stock into, shares of common stock; provided that any such shares of common stock received shall be subject to the lock-up restrictions, provided further that any required filing of the Exchange Act shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described in this clause and no other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition,

(I)	transfers or dispositions of restricted stock to the company pursuant to any contractual arrangement in effect on the date of this offering and described in this prospectus that provides for the repurchase of the common stock in connection with the termination of services to the company, provided that no filing under the Exchange Act or other public filing, report or announcement shall be voluntarily made during the 30-Day Period, and after the 30-Day Period no public filing, report or announcement is voluntarily made, and if the lock-up party is required to make any public filing, report or announcement under the Exchange Act, such public filing, report or announcement shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described in this clause,

(J)	the disposition of common stock to the company, or the withholding of common stock by the company, in a transaction exempt from the Exchange Act solely in connection with the payment of taxes due with respect to the vesting of restricted stock granted under a stock incentive plan or pursuant to a contractual employment arrangement described in this prospectus, insofar as such restricted stock is outstanding as of the date of this prospectus, provided that no filing under the Exchange Act or other public filing, report or announcement shall be voluntarily made during the 30-Day Period, and after the 30-Day Period no public filing, report or announcement is voluntarily made, and if the lock-up party is required to make any public filing, report or announcement under Section 16 of the Exchange Act, such public filing, report or announcement shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described in this clause,

(K)	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common stock, provided that (a) such plan does not provide for the transfer of common stock during the lock-up period and (b) the entry into such plan is not publicly disclosed, included in any filings under the Exchange Act or otherwise, during the lock-up period, and

(L)	pursuant to a bona fide third party tender offer for all outstanding common stock of the company, merger, consolidation or other similar transaction approved by the company’s Board of Directors and made to all holders of the company’s securities involving a change of control of the company (including, without limitation, the entering into of any lock-up, voting or similar agreement pursuant to which the lock-up party may agree to transfer, sell, tender or otherwise dispose of Common Stock or other such securities in connection with such transaction, or vote any Common Stock or other such securities in favor of any such transaction), provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, such securities shall remain subject to the lock-up restrictions;

provided that in the case of any transfer or distribution pursuant to clause (B), (C), (E) or (F), each donee or distributee shall be subject to the lock-up restrictions; and provided, further, that in the case of any transfer or distribution pursuant to clause (B), (C), (D) or (E)(ii), no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 30-Day Period); and provided, further, in the case of clauses (C) and (E)(ii), any such transfer shall not involve a disposition for value.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our common stock approved for listing/quotation on The Nasdaq Global Market under the symbol BEAM.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Regulation, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

C.	in any other circumstances falling within Article 3(1)(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the representatives are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document, nor any other offering or marketing material relating to the shares or the offering, may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong),

or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term, as used in this prospectus means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in the United Arab Emirates

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Legal matters

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Ropes & Gray, LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP.

Experts

The consolidated financial statements of Beam Therapeutics, Inc. and subsidiary as of December 31, 2018 and 2017, and for the year ended December 31, 2018, and for the period from January 25, 2017 (Inception) to December 31, 2017, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the shares of common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We intend to make this information available on the investor relations section of our website, which is located at www.beamtx.com. Information on, or accessible through, our website is not part of this prospectus.

Report of independent registered public accounting firm

To the Stockholders and the Board of Directors of Beam Therapeutics Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Beam Therapeutics Inc. and subsidiary (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations and other comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows, for the year ended December 31, 2018 and for the period from January 25, 2017 (Inception) to December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the year ended December 31, 2018 and for the period from January 25, 2017 (Inception) to December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

July 26, 2019

We have served as the Company’s auditor since 2017.

Beam Therapeutics Inc.

Consolidated balance sheets

(in thousands, except share and per share amounts)

	December 31,
	2018	2017

Assets

Current assets:
Cash and cash equivalents	$146,443	$1,901
Prepaid expenses and other current assets	1,832	136

Total current assets	148,275	2,037
Property and equipment, net	16,944	335
Restricted cash	1,493	30
Other assets	300	—

Total assets	$167,012	$2,402

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit

Current liabilities:
Accounts payable	$7,351	$726
Financing milestone liabilities payable	13,750	—
Derivative liabilities	2,400	4,700
Accrued expenses	1,734	129
Deferred rent, current portion	352	—
Preferred stock tranche liability	—	1,010

Total current liabilities	25,587	6,565
Deferred rent, net of current portion	7,224	20
Other liabilities	173	—

Total liabilities	32,984	6,585

Commitments and contingencies (See Note 6 and Note 7)
Redeemable convertible preferred stock (See Note 9)	251,434	5,256

Stockholders’ deficit:
Common stock, $0.01 par value; 190,000,000 and 75,000,000 shares authorized, 43,857,849 and 18,572,727 issued, and 24,956,808 and 2,183,794 outstanding at December 31, 2018 and 2017, respectively	250	22
Additional paid-in capital	7,062	—
Accumulated deficit	(124,718)	(9,461)

Total stockholders’ deficit	(117,406)	(9,439)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$167,012	$2,402

The accompanying notes are an integral part of these consolidated financial statements.

Beam Therapeutics Inc.

Consolidated statements of operations and other comprehensive loss

(in thousands, except share and per share amounts)

	Year ended December 31,	Period from January 25, 2017 (inception) to December 31,
	2018	2017

Operating expenses:
Research and development	$33,873	$5,859
General and administrative	11,868	2,021

Total operating expenses	45,741	7,880

Loss from operations	(45,741)	(7,880)

Other income (expense):
Loss on issuance of preferred stock in connection with Blink Merger (see Note 8)	(49,500)	—
Loss on issuance of preferred stock to investors	(5,715)	—
Change in fair value of derivative liabilities	(11,749)	(500)
Change in fair value of preferred stock tranche liabilities	(4,325)	404
Other expense	—	(26)
Interest income	292	—

Total other income (expense)	(70,997)	(122)

Net loss and other comprehensive loss	$(116,738)	$(8,002)
Net loss attributable to noncontrolling interest in Blink	1,481	—

Net loss attributable to Beam	$(115,257)	$(8,002)
Accretion of redeemable convertible preferred stock to redemption value, including dividends on preferred stock	(2,068)	(1,685)

Net loss attributable to common stockholders	$(117,325)	$(9,687)

Net loss per common share attributable to common stockholders, basic and diluted	$(9.04)	$(8.36)

Weighted-average common shares used in net loss per share attributable to common stockholders, basic and diluted	12,977,480	1,159,283
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)	$(1.98)

Pro forma weighted-average common shares used in net loss per share attributable to common stockholders, basic and diluted (unaudited)	58,084,949

The accompanying notes are an integral part of these consolidated financial statements.

Beam Therapeutics Inc.

Consolidated statements of redeemable convertible preferred stock and stockholders’ deficit

(in thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Noncontrolling Interest	Total Stockholders’ Deficit	Redeemable Noncontrolling Interest
	Shares	Amount	Shares	Amount
Balance at January 25, 2017 (Inception)	—	$—	—	$—	$—	$—	—	$—	$—
Issuance of Series A-1 redeemable convertible preferred stock, net of issuance costs of $66 and recognition of preferred stock tranche liability of $1,414	5,050,000	3,571	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock to redemption value, including dividends on preferred stock	—	1,685	—	—	(226)	(1,459)	—	(1,685)	—
Vesting of restricted common stock	—	—	1,729,249	17	(17)	—	—	—	—
Issuance of common stock	—	—	454,545	5	45	—	—	50	—
Stock-based compensation	—	—	—	—	198	—	—	198	—
Net loss	—	—	—	—	—	(8,002)	—	(8,002)	—

Balance at December 31, 2017	5,050,000	5,256	2,183,794	22	—	(9,461)	—	(9,439)	—
Issuance of Series A-1 redeemable convertible preferred stock, net of issuance costs of $108 and including derecognition of preferred stock tranche liability of $769	21,783,324	22,659	—	—	—	—	—	—	—
Issuance of Series A-2 redeemable convertible preferred stock, net of issuance costs of $57 and including derecognition of preferred stock tranche liability of $4,567	33,604,886	60,467	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $519	28,870,177	96,484	—	—	—	—	—	—	—
Issuance of Blink Series A redeemable convertible preferred stock	—	—	—	—	—	—	—	—	15,000
Issuance of series A-2 redeemable convertible preferred stock in connection with Blink Merger and redemption of redeemable noncontrolling interest	30,000,000	64,500	—	—	—	—	—	—	(15,000)
Issuance of Blink common stock	—	—	—	—	—	—	1,481	1,481	—
Issuance of common stock in connection with Blink Merger	—	—	3,880,000	39	3,453	—	—	3,492	—
Issuance of common stock to scientific founders in connection with Blink Merger	—	—	4,188,934	42	3,728	—	—	3,770	—
Redemption of noncontrolling interest in Blink upon Blink Merger	—	—	—	—	(1,481)	—	—	(1,481)	—
Accretion of redeemable convertible preferred stock to redemption value	—	2,068	—	—	(2,068)	—	—	(2,068)	—
Vesting of restricted common stock	—	—	11,194,543	112	(112)	—	—	—	—
Issuance of common stock related to anti-dilution rights, including derecognition of anti-dilution derivative liability of $300	—	—	3,432,955	34	481	—	—	515	—
Stock-based compensation	—	—	—	—	3,052	—	—	3,052	—
Exercise of common stock options	—	—	76,582	1	9	—	—	10	—
Net loss	—	—	—	—	—	(115,257)	(1,481)	(116,738)	—

Balance at December 31, 2018	119,308,387	$251,434	24,956,808	$250	$7,062	$(124,718)	$—	$(117,406)	$—

The accompanying notes are an integral part of these consolidated financial statements.

Beam Therapeutics Inc.

Consolidated statements of cash flows

(in thousands)

	Year ended December 31,	Period from January 25, 2017 (inception) to December 31,
	2018	2017

Cash flows from operating activities:
Net loss	$(116,738)	$(8,002)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	650	11
Loss on issuance of preferred stock in connection with Blink Merger (See Note 8)	49,500	—
Loss on issuance of preferred stock to investors	5,715	—
Stock-based compensation	7,002	198
Noncash research and development license expense	7,424	4,250
Change in fair value of derivative liabilities	11,749	500
Change in fair value of preferred stock tranche liabilities	4,325	(404)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1,696)	(135)
Accounts payable	2,436	726
Accrued expenses and other liabilities	1,606	129
Deferred rent liability	7,556	20
Other long-term liabilities	173	—

Net cash used in operating activities	(20,298)	(2,707)

Cash flows from investing activities:
Purchases of property and equipment	(13,124)	(346)
Purchase of long-term investment	(300)	—

Net cash used in investing activities	(13,424)	(346)

Cash flows from financing activities
Proceeds from issuance of Series A-1 Preferred Stock, net	19,842	4,984
Proceeds from issuance of Series A-2 Preferred Stock, net	48,517	—
Proceeds from issuance of Series B Preferred Stock, net	96,484	—
Proceeds from issuance of Blink Series A Preferred Stock, net	14,874	—
Proceeds from exercise of stock options	10	—

Net cash provided by financing activities	179,727	4,984

Increase in cash, cash equivalents and restricted cash	146,005	1,931
Cash, cash equivalents and restricted cash—beginning of period	1,931	—

Cash, cash equivalents and restricted cash—end of period	$147,936	$1,931

Supplemental disclosure of noncash investing activities:
Property and equipment additions included in accounts payable	$4,135	—

Supplemental disclosures of noncash financing activities:
Issuance of common stock in connection with Blink Merger	$3,492	—

Issuance of common stock to founders in connection with Blink Merger	$3,770	—

Issuance of Series A-2 Preferred Stock in connection with Blink Merger	$64,500	—

Issuance of Series A-1 and A-2 Preferred Stock for research and development license	$3,716	—

Recognition and derecognition of preferred Stock tranche liabilities	$5,335	$(1,414)

Issuance of common stock for research and development license	$515	$50

Accretion of redeemable convertible preferred stock to redemption value, including dividends on preferred stock	$2,068	$1,685

The accompanying notes are an integral part of these consolidated financial statements.

Beam Therapeutics Inc.

Notes to consolidated financial statements

1. Nature of the business and basis of presentation

Organization

Beam Therapeutics Inc. (the “Company” or “Beam”) is a research stage biotechnology company committed to creating a new class of precision genetic medicines, based on our proprietary base editing technology, with a vision of providing life-long cures to patients suffering from serious diseases. The Company was incorporated on January 25, 2017 (Inception) as a Delaware corporation and began operations in July 2017. Its principal offices are in Cambridge, Massachusetts.

Since its inception, the Company has devoted its efforts principally to research and development and raising capital. The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry including, but not limited to, technical risks associated with the successful research, development and manufacturing of product candidates, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Current and future programs will require significant research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure. Even if the Company’s drug development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”). The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business. Since its inception, the Company has incurred losses of $116.7 million and $8.0 million for the year ended December 31, 2018 and the period from January 25, 2017 (Inception) to December 31, 2017, respectively. As of December 31, 2018, the Company had an accumulated deficit of $124.7 million. To date, the Company has funded its operations with proceeds from the sale of preferred stock. The Company expects to generate operating losses and negative operating cash flows for the foreseeable future.

The Company expects that its cash and cash equivalents as of December 31, 2018 along with $38.0 million in proceeds from its redeemable convertible Series B Preferred Stock (“Series B Preferred”) financing in January and February 2019 will be sufficient to fund its operations for at least the next twelve months from the date of issuance of these financial statements. The Company will need additional financing to support its continuing operations and pursue its growth strategy. Until such time as the Company can generate significant revenue from product sales, if ever, it expects to finance its operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. The Company may be unable to raise additional funds or enter into such other agreements when needed on favorable terms or at all. The inability to raise capital as and when needed would have a negative impact on the Company’s financial condition and its ability to pursue its business strategy. The Company will need to generate significant revenue to achieve profitability, and it may never do so.

The Company is seeking to complete an initial public offering (“IPO”) of its common stock. Upon the completion of a qualified public offering on specified terms, the Company’s outstanding redeemable convertible preferred stock will automatically convert into shares of common stock (see Note 10, Common Stock).

2. Summary of significant accounting policies

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Beam and its wholly owned subsidiary, Blink Therapeutics, which is a Delaware subsidiary that holds certain intellectual property related to RNA base editing. All intercompany transactions and balances have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses, and the disclosure of contingent assets and liabilities as of and during the reporting period. The Company bases its estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the fair values of common stock, redeemable convertible preferred stock, redeemable convertible preferred stock tranche liabilities, stock-based compensation, financing milestone payments and success payments. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consist of standard checking accounts and a money market account. The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Restricted cash

As of December 31, 2018, restricted cash represents collateral provided for a letter of credit issued as a security deposit in connection with the Company’s lease of its corporate facilities. As of December 31, 2018 and 2017, restricted cash was $1.5 million and $30,000, respectively.

Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents and restricted cash. Periodically, the Company may maintain deposits in financial institutions in excess of government insured limits. Management believes that the Company is not exposed to significant credit risk as the Company’s deposits are held at financial institutions that management believes to be of high credit quality, and the Company has not experienced any losses on these deposits.

Guarantees and indemnifications

As permitted under Delaware law, the Company indemnifies its officers, directors, consultants, and employees for certain events or occurrences that happen by reason of the relationship with, or position held at, the Company. Through December 31, 2018, the Company had not experienced any losses related to these indemnification obligations, and no claims were outstanding. The Company does not expect significant claims related to these indemnification obligations and, consequently, concluded that the fair value of these obligations is negligible, and no related reserves were established.

Deferred offering costs

The Company capitalizes incremental legal, professional accounting and other third-party fees that are directly associated with the planned IPO as other non-current assets until the IPO is consummated. After consummation of the IPO, these costs will be recorded in stockholders’ deficit as a reduction of additional paid-in-capital generated as a result of the offering. If the Company terminates its plan for an IPO, any costs deferred will be expensed immediately. As of December 31, 2018, there were no deferred offering costs.

Fair Value of financial instruments

ASC Topic 820, Fair Value Measurement (“ASC 820”), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the assets or liability and are developed based on the best information available in the circumstances. ASC 820 identifies fair value as the price that would be received to sell an asset or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tiered value hierarchy that distinguishes between the following:

Level 1—Quoted market prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 inputs that are either directly or indirectly observable, such as quoted market prices, interest rates and yield curves.

Level 3—Unobservable inputs for the asset or liability (i.e. supported by little or no market activity). Level 3 inputs include management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair values requires more judgement. Accordingly, the degree of judgement exercised by the Company in determining fair value is greatest for instruments categorized as Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

There have been no changes to the valuation methods utilized by the Company during the year ended December 31, 2018 and the period from January 25, 2017 (Inception) to December 31, 2017. The Company evaluates transfers between levels at the end of each reporting period. There were no transfers of financial instruments between levels during the year ended December 31, 2018 and the period from January 25, 2017 (Inception) to December 31, 2017.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized using the straight-line method over the estimated useful life of each assets as follows:

Asset category	Estimated useful life
Computer equipment and software	3 years
Laboratory equipment and office furniture	5 years
Leasehold improvements	Shorter of useful life or remaining term

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in loss from operations. Expenditures for repairs and maintenance are charged to expense as incurred.

Impairment of long-lived assets

The Company evaluates its long-lived assets, which consist primarily of property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairment losses recognized during the year ended December 31, 2018 and the period from January 25, 2017 (Inception) to December 31, 2017.

Freestanding financial instruments and derivatives

The Company has identified the following financial instruments, which are recorded as liabilities in the balance sheet and separately accounted for at fair value.

Preferred Stock Tranche Liabilities—The Company has determined that its obligation to issue, and the Company’s investors’ right to purchase, additional shares of redeemable convertible Series A-1 Preferred Stock (“Series A-1 Preferred”) pursuant to the second closing and redeemable convertible Series A-2 Preferred Stock (“Series A-2 Preferred” and together with the Series A-1 Preferred, the “Series A Preferred”) pursuant to the third closing (see Note 9, Redeemable Convertible Preferred Stock) represent a freestanding instrument. The freestanding preferred stock tranche liability (the “tranche liability”) was initially recorded at fair value, with gains and losses arising from changes in fair value recognized in other income (expense) in the statement of operations and other comprehensive loss. The tranche liabilities were remeasured at each reporting period and upon the modification, exercise or expiration of the obligation. The liabilities were valued using an option pricing model. In 2018, all Series A-1 Preferred and Series A-2 Preferred closings occurred and all tranche liabilities have been derecognized.

Pursuant to a license agreement with the President and Fellows of Harvard College (“Harvard”) (“Harvard License Agreement”) and a license agreement with the Broad Institute (“Broad”) (“Broad License Agreement”) (see Note 7, License Agreements), the following financial instruments were issued by the Company:

Financing Milestone Payments—The Company was required to make future cash payments to Harvard and Broad upon the achievement of future financing milestones tied to the closing of additional rounds of Series A Preferred and Series B Preferred. The financing milestone payments were accounted for under ASC Topic 815, Derivatives and Hedging (“ASC 815”), and were initially recorded at fair value with a corresponding charge to research and development expense. The liabilities were marked to market at each balance sheet date with all changes in value recognized in other income (expense) in the statement of operations and other comprehensive loss. The Company adjusted the liability for changes in fair value until the achievement of the financing milestones. To determine the estimated fair value of the financing milestone payments, the Company used a Monte Carlo simulation model, which models the value of the liability based on the change of several key variables, including time to capital raise, probabilities to capital raise, cost of debt, as well as the projected price per share upon issuance. As of December 31, 2018, all financing milestone payments have been achieved and were either paid in cash or are recorded in accrued expenses for actual amounts due. All outstanding financing milestone payment liabilities have been paid in 2019.

Success Payments—The Company is required to make success payments to Harvard and Broad based on increases in the per share fair market value of the Company’s Series A Preferred, payable in cash. The success payments are accounted for under ASC 815 and are initially recorded at fair value with a corresponding charge to research and development expense. The liabilities are marked to market at each balance sheet date with all changes in value recognized in other income (expense) in the statement of operations and other comprehensive loss. The Company will continue to adjust the liability for changes in fair value until the earlier of the achievement or expiration of the success payment obligation. To determine the estimated fair value of the success payments, the Company used a Monte Carlo simulation model, which models the value of the liability based on several key variables, including probability of event occurrence, timing of event occurrence, as well as the value of the Series A Preferred.

Anti-Dilution Issuance Rights—Additional shares of common stock were issued to Harvard and Broad upon equity financings allowing Harvard and Broad to maintain a defined ownership percentage in the Company on a fully diluted basis until the Company achieved a defined aggregate level of preferred stock financing. These anti-dilution issuance rights were accounted for under ASC 815 and are initially recorded at fair value with a corresponding charge to research and development expense. As such, the Company recorded this instrument as a liability at its fair value with a corresponding amount recorded as research and development expense and marked it to market at each reporting period, with changes in fair value recognized in other income (expense) in the statement of operations and other comprehensive loss at each period-end while this instrument was outstanding. The liability was valued using a Monte Carlo simulation model, which models the value of the liability based on the change of several key variables, including the time to the capital raise, the probability of the capital raise, as well as the fair value of the Company’s common stock. During 2018, the anti-dilution issuance rights were satisfied and there is no additional derivative liability accounting.

Redeemable convertible preferred stock

The Company has classified redeemable convertible preferred stock as temporary equity in the accompanying balance sheets because it becomes redeemable due to the passage of time or could become redeemable due to certain change in control clauses that are outside of the Company’s control. As a result of becoming redeemable due to the passage of time, the Company records changes in the redemption value and accretes the redeemable convertible preferred stock immediately to redemption value as they occur. These increases are effected through charges against retained earnings, if any, and then to additional paid-in capital. Then, in the absence of additional paid-in capital, the accretion is charged to the accumulated deficit.

Research and development costs

Research and development costs are charged to expense as incurred. Research and development costs consist of costs incurred in performing research and development activities, including salaries and bonuses, stock-based compensation, employee benefits, facilities costs, laboratory supplies, depreciation, manufacturing expenses, preclinical expenses, consulting and other contracted services. Additionally, under the terms of the Harvard License Agreement and the Broad License Agreement, the Company is obligated to make future payments should certain financing, development and regulatory milestones be achieved. The Company has included such costs as research and development for the year ended December 31, 2018 and the period from January 25, 2017 (Inception) to December 31, 2017, as the costs incurred related to the license agreements had no alternative future use. Costs for certain research and development activities are recognized based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as a prepaid or accrued research and development.

Stock-based compensation

The Company’s share-based compensation program allows for grants of stock options and restricted stock awards. Grants are awarded to employees and non-employees, including directors.

The Company accounts for its stock-based compensation in accordance with ASC Topic 718, Compensation-Stock Compensation (‘‘ASC 718’’). ASC 718 requires all share-based payments to employees, non-employees and directors, to be recognized as expense in the consolidated statements of operations and comprehensive loss based on their fair values. The Company estimates the fair value of options granted using the Black-Scholes option pricing model (‘‘Black-Scholes’’) for stock option grants to both employees and non-employees. The fair value of the Company’s common stock is used to determine the fair value of restricted stock awards.

The Company’s stock-based compensation awards are subject to either service or performance-based vesting conditions. Compensation expense related to awards to employees, directors and non-employees with service-based vesting conditions is recognized on a straight-line basis based on the grant date fair value over the associated service period of the award, which is generally the vesting term. Compensation expense related to awards to employees with performance-based vesting conditions is recognized based on grant date fair value over the requisite service period using the accelerated attribution method to the extent achievement of the of performance condition is probable.

The Black-Scholes option pricing model requires inputs based on certain subjective assumptions, including (i) the expected stock price volatility, (ii) the expected term of the award, (iii) the risk-free interest rate and (iv) expected dividends. Due to the lack of a public market for the Company’s common stock and lack of company-specific historical and implied volatility data, the Company has based its computation of expected volatility on the historical volatility of a representative group of public companies with similar characteristics to the Company, including stage of product development and life science industry focus. The historical volatility is calculated based on a period of time commensurate with expected term assumption. The Company uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term for options granted to employees and non-employees whereby, the expected term equals the arithmetic average of the vesting term and the original contractual term of the options due to its lack of sufficient historical data. The risk-free interest rate is based on U.S. Treasury securities with a maturity date commensurate with the expected term of the associated award. The expected dividend yield is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends on its common stock. The Company recognizes forfeitures as they occur.

Prior to the adoption of Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), the measurement date for non-employee awards was generally the date the services are completed, resulting in financial reporting period adjustments to stock-based compensation during the vesting terms for changes in the fair value of the awards. After the adoption of ASU 2018-07 on January 1, 2018, the measurement date for non-employee awards is the date of grant without changes in the fair value of the award. The impact of adopting ASU 2018-07 in 2018 was immaterial.

Due to the absence of an active market for the Company’s common stock, the Company utilized methodologies in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of its common stock. In determining the exercise prices for options granted, the Company has considered the estimated fair value of the common stock as of the measurement date. The estimated fair value of the common stock has been determined at each grant date based upon a variety of factors, including the illiquid nature of the common stock, arm’s-length sales of the Company’s capital stock (including redeemable convertible preferred stock), the effect of the rights and preferences of the preferred shareholders, and the prospects of a liquidity event. Among other factors are the Company’s financial position and historical financial performance, the status of technological developments within the Company’s research, the composition and ability of the current research and management team, an evaluation or benchmark of the Company’s competition, and the current business climate in the marketplace. Significant changes to the key assumptions underlying the factors used could result in different fair values of common stock at each valuation date.

Patent costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred. Due to the uncertainty about the recovery of the expenditure, amounts incurred are classified as general and administrative expenses in the accompanying consolidated statements of operations and other comprehensive loss.

Rent expense

The Company’s real estate operating lease provides for scheduled annual rent increases throughout the lease term. The Company recognizes the effects of the scheduled rent increases on a straight-line basis over the full term of the lease. Tenant improvement allowances, if any, provided by a landlord are recorded as deferred rent and amortized as reduction to rent expense over the lease term.

Variable interest entities

The Company reviews each legal entity formed by parties related to the Company to determine whether or not the entity is a Variable Interest Entity (“VIE”). If the entity is a VIE, the Company assesses whether or not it is the primary beneficiary of that VIE based on a number of factors, including (i) which party has the power to direct the activities that most significantly affect the VIE’s economic performance, (ii) the parties’ contractual rights and responsibilities pursuant to any contractual agreements and (iii) which party has the obligation to absorb losses or the right to receive benefits from the VIE. If the Company determines that it is the primary beneficiary of a VIE, it consolidates the financial statements of the VIE into its consolidated financial statements at the time that determination is made. On a quarterly basis, the Company evaluates whether it continues to be the primary beneficiary of any consolidated VIEs. If the Company determines that it is no longer the primary beneficiary of a consolidated VIE, or no longer has a variable interest in the VIE, the Company deconsolidates the VIE in the period that the determination is made.

Income taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s financial statements and tax returns. Deferred tax assets and liabilities are determined based upon the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and for loss and credit carryforwards, using enacted tax rates expected to be in effect in the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that these assets may not be realized. The Company determines whether it is more likely than not that a tax position will be sustained upon examination. If it is not more likely than not that a position will be sustained, none of the benefit attributable to the position is recognized. The tax benefit to be recognized for any tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for income taxes.

Comprehensive loss

The Company did not have any other comprehensive income or loss for any periods presented and, therefore comprehensive loss did not differ from net loss.

Net loss per share

The Company follows the two-class method when computing net loss per share, as the Company has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders is computed by adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, including potential dilutive common shares assuming the dilutive effect of common stock equivalents.

The Company’s redeemable convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss, such losses are not allocated to such participating securities. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported a net loss attributable to common stockholders for the year ended December 31, 2018 and the period from January 25, 2017 (Inception) to December 31, 2017.

In the accompanying statements of operations and other comprehensive loss, unaudited pro forma basic and diluted net loss per share of common stock has been prepared to give effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock as if such conversion occurred on the later of January 1, 2018, or the issuance date of the redeemable convertible preferred stock. Further, the unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited basic and diluted pro forma net loss per share of common stock excludes the effects of accretion of redeemable convertible preferred stock to redemption value, including dividends on preferred stock, because the calculation gives effect to the conversion of shares of preferred stock as if such conversion had occurred at January 1, 2018 or the date of the original issuance, whichever is later.

Segment and geographic information

Operating segments are defined as components of an entity about which separate discrete information is available for evaluation by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The CODM is the Company’s Chief Executive Officer. The Company views its operations as and manages its business in one operating segment operating exclusively in the United States.

Recent accounting pronouncements

The Jumpstart Our Business Startups Act of 2012 permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. As an emerging growth company, the Company has elected to take advantage of this extended transition period.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (‘‘ASU 2016-18‘), which requires that a statement of cash flows explain the change during the period in the total cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning and ending balances shown on the statement of cash flows. The Company adopted ASU 2016-18 as of January 1, 2018 utilizing the retrospective transition method and it did not have a material impact on its consolidated statement of cash flows. As part of the adoption of this guidance, the Company included restricted cash with cash and cash equivalents in the consolidated statement of cash flows for the year ended December 31, 2018 and the period from January 25, 2017 (Inception) to December 31, 2017.

In February 2016, the FASB issued ASU No. 2016-02, Leases (‘‘ASU 2016-02’’). The new guidance requires lessees to record most operating leases on their balance sheets and recognize the related expenses on their income statements in a manner similar to current practice. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. The standard is effective for the Company for annual reporting periods beginning after December 15, 2019. Early adoption is permitted. In July 2018, an amendment was made that allows companies the option of using the effective date of the new standard as the initial application date (at the beginning of the period in which it is adopted, rather than at the beginning of the earliest comparative period). The standard is effective for the Company on January 1, 2020. The Company plans to use the optional transition method allowed by ASU 2016-02. Under this method, the standard will be applied prospectively in the year of adoption. The Company is assessing the impact the adoption of ASU 2016-02 will have on our consolidated financial statements and will recognize a lease obligation and right of use asset for our existing leases upon adoption.

3. Property and equipment, net

Property and equipment consist of the following (in thousands):

	December 31,
	2018	2017
Leasehold improvements	$10,262	$166
Lab equipment	6,313	180
Furniture and fixtures	575	—
Computer equipment	455	—

Total property and equipment	17,605	346
Less accumulated depreciation	(661)	(11)

Property and equipment, net	$16,944	$335

Depreciation expense for the year ended December 31, 2018 and the period from January 25, 2017 (Inception) to December 31, 2017, was $650,000 and $11,000, respectively.

4. Fair Value of financial instruments

The Company’s financial instruments consist of money market funds, the tranche liabilities as well as anti-dilution issuance rights liabilities, financial milestone payments liabilities, and success payment derivative liabilities pursuant to the Harvard License Agreement and the Broad License Agreement. The tranche liabilities are considered a freestanding instrument that imposes an obligation on the Company to issue shares that are potentially redeemable, resulting in liability classification under ASC 480, Distinguishing Liabilities from Equity. The anti-dilution issuance rights, financial milestone payments and success payments meet the definition of a derivative under ASC 815. The liabilities are carried at fair value.

The following tables set forth the fair value of the Company’s financial assets and liabilities by level within the fair value hierarchy (in thousands):

	As of December 31, 2018
	Carrying amount	Fair value	Quoted prices in active markets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Assets
Money market funds	$80,093	$80,093	$80,093	$—	$—

Total assets	$80,093	$80,093	$80,093	$—	$—

Liabilities
Success payment liabilities	$2,400	$2,400	$—	$—	$2,400

Total liabilities	$2,400	$2,400	$—	$—	$2,400

	As of December 31, 2017
	Carrying amount	Fair value	Quoted prices in active markets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Liabilities
Preferred stock tranche liability	$1,010	$1,010	$—	$—	$1,010
Anti-dilution issuance right liability	300	300	—	—	300
Financial milestone payment liabilities	3,500	3,500	—	—	3,500
Success payment liability	900	900	—	—	900

Total liabilities	$5,710	$5,710	$—	$—	$5,710

Cash Equivalents—Cash equivalents of $80.1 million as of December 31, 2018 consisted of money market funds and are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

Tranche Liabilities—The tranche liabilities are stated at fair value and are considered Level 3 because their fair value measurement is based, in part, on significant inputs not observed in the market. The Company determined the fair value of tranche liabilities as described in Note 9. In 2018, all tranche liabilities have been satisfied in connection with the issuance of the Series A-1 Preferred and Series A-2 Preferred Stock during 2018.

Anti-Dilution Issuance Right Liability— Under the provisions of the respective license agreements, additional shares of common stock were issued to Harvard and Broad upon equity financings allowing Harvard and Broad to maintain a defined ownership percentage in the Company on a fully diluted basis until the Company achieved a defined aggregate level of preferred stock financing (see Note 7, License Agreements). To determine the estimated fair value of the anti-dilution issuance right liabilities, the Company used a Monte Carlo simulation methodology, which models the future movement of stock prices based on several key variables. At issuance and as of December 31, 2017, the estimated fair value of the Harvard anti-dilution issuance right was $0.3 million. At issuance in 2018, the estimated fair value of the Broad anti-dilution issuance right was $0.1 million, which was recorded as research and development expense. Upon satisfaction of the Broad and Harvard anti-dilution issuance rights in 2018, the Company remeasured the liabilities at fair value with the corresponding charge of $1.3 million recorded to other expense and derecognized the liability. During 2018, anti-dilution issuance rights to Harvard and Broad were satisfied and there is no additional derivative liability accounting.

The primary inputs used in valuing the Harvard anti-dilution issuance right liability at inception and upon remeasurement at December 31, 2017, were as follows:

	At December 31, 2017	At inception in 2017
Fair value of common stock (per share)	$0.11	$0.11
Estimated additional shares of common stock	2,929,291–2,955,000	2,863,636–2,954,545
Expected volatility	75%	75%
Expected term (years)	0.25–0.67	0.67–1.75

The primary inputs used in valuing the Broad anti-dilution issuance right liability at inception were as follows:

At inception in 2018
Fair value of common stock (per share)	$0.09
Estimated additional shares of common stock	1,380,000
Expected term (in years)	0.32

The fair value of the common stock was determined by management with the assistance of an independent third-party specialist. The computation of expected volatility was estimated using available information about the historical volatility of stocks of similar publicly traded companies for a period matching the expected term assumption. In addition, the Company incorporated the estimated number shares, timing, and probability of future equity financings in the calculation of the anti-dilution liability. During 2018, the shares issuable under the Harvard anti-dilution issuance rights were determined upon the closing of the specified preferred stock financing milestones. Also, during 2018, the shares issuable under the Broad anti-dilution issuance rights were determined upon the closing of the Blink Merger (see Note 8, Blink Therapeutics). The Company re-measured the fair value of the anti-dilution rights based upon the actual shares of common stock issued to Harvard and Broad and the estimated fair value of the related common stock (Level 3) at the date of issuance.

Financing Milestone Payment Liabilities—The Company is also required to make future cash payments to Harvard and Broad, under the respective license agreements, upon the achievement of future financing milestones tied to the closing of additional rounds of Series A Preferred and Series B Preferred financing (see Note 7, License Agreements). To determine the estimated fair value of the financing milestone payment liabilities, the Company used a Monte Carlo simulation methodology, which models the future payment obligations based on several key variables.

Harvard

The fair value of the Series A Preferred financing milestone payment at inception was estimated at $2.4 million. In 2017, the Company paid $500,000 for the achievement of one of the financing milestone targets. The liability was remeasured to fair value at December 31, 2017, resulting in a fair value $2.1 million. The key inputs to the valuation model include the following:

	At December 31, 2017	At inception in 2017
Potential payment obligation (in thousands)	$2,500	$3,000
Expected volatility	75%	75%
Expected term (years)	0.25–0.67	0.67-1.75

The computation of expected volatility was estimated using available information about the historical volatility of stocks of similar publicly traded companies for a period matching the expected term assumption. In addition, the Company incorporated the estimated timing and probability of raising additional Series A Preferred financing. In 2018, the Company achieved the Series A Preferred financing milestones and paid Harvard $2.5 million for the remainder of the $3.0 million Series A Preferred financing milestone obligation.

Upon each closing of the sale by the Company of shares of Series B Preferred, the Company was required to pay Harvard a milestone payment of up to $6.0 million that is determined based upon a defined formula in the Harvard License Agreement and is dependent upon the issuance price, shares and proceeds from Series B Preferred raised, among other factors. The fair value of the Series B Preferred financing milestone liability at inception was estimated at $1.2 million and was remeasured at December 31, 2017, resulting in a fair value of $1.4 million. The key inputs to the valuation model include the following:

	At December 31, 2017	At inception in 2017
Projected fair value of Series A Preferred (per share)	$2.00	$2.00
Expected volatility	75%	75%
Expected term (years)	2.25	2.76

The fair value of the Series A Preferred was determined by management with the assistance of an independent third-party specialist and is used in the valuation model to estimate the fair value of the future issuance price of Series B Preferred. The computation of expected volatility was estimated using available information about the historical volatility of stocks of similar publicly traded companies for a period matching the expected term assumption. In addition, the Company incorporated the estimated timing and probability of raising additional Series B Preferred financing. In 2018, the Company achieved the Series B Preferred financing milestone and recorded the liability at the actual amount due of $6.0 million, which is included in the financing milestone liabilities payable in the consolidated balance sheets. In January 2019, the Company settled the liability in cash.

Broad

The fair value of the Series A Preferred financing milestone payment at inception in May 2018 was estimated at $2.9 million. The key Level 3 valuation inputs used to value the Series A financing milestone liability at inception, were the estimated probability of achieving the Series A Preferred financing of 85% and the expected term of 0.25 to 0.5 years. In September 2018, the Company achieved the Series A financing milestones and recorded the liability for the full $3.0 million due. As of December 31, 2018, $1.8 million is included in financing milestone liabilities payable in the consolidated balance sheets. In May 2019, the Company settled the liability in cash.

Upon each closing of the sale by the Company of shares of Series B Preferred, the Company was required to pay Broad a milestone payment of up to $6.0 million that is determined based upon a defined formula in the Broad

License Agreement and is dependent upon the issuance price, shares and proceeds from Series B Preferred raised, among other factors. The fair value of the Series B Preferred financing milestone liability at inception was estimated at $1.4 million. The key inputs to the valuation model include the following:

At inception
Fair value of Series A Preferred (per share)	$1.00
Expected volatility	78%
Expected term (years)	0.65

The fair value of the Series A Preferred was determined by management with the assistance of an independent third-party specialist and is used in the valuation model to estimate the fair value of the future issuance price of Series B Preferred. The computation of expected volatility was estimated using available information about the historical volatility of stocks of similar publicly traded companies for a period matching the expected term assumption. In addition, the Company incorporated the estimated timing and probability of raising additional Series B Preferred financing. In 2018, the Company achieved the Series B Preferred financing milestones and recorded the liability at the actual amount due of $6.0 million, which is included in the financing milestones liability payable in the consolidated balance sheets. In January 2019, the Company settled the liability in cash.

Success Payment Liability—The Company is required to make payments to Harvard and Broad based upon increases in the per share fair market value of the Company’s Series A Preferred at specified future dates, which is further discussed in Note 7. The Company’s liability for the share-based success payments under the Harvard and Broad License Agreements are carried at fair value. To determine the estimated fair value of the success payment liability, the Company uses a Monte Carlo simulation methodology, which models the future movement of stock prices based on several key variables.

The following variables were incorporated in the calculation of the estimated fair value of the Harvard success payment liability at December 31, 2018.

At December 31,
2018
Fair value of Series A Preferred (per share)	$2.34
Expected volatility	73%
Expected term (years)	1.20–9.00

The following variables were incorporated in the calculation of the estimated projected fair value of the Harvard success payment liability at December 31, 2017 and the inception of the arrangement.

	At December 31, 2017	At inception in 2017
Projected fair value of Series A Preferred (per share)	$2.00	$2.00
Expected volatility	75%	75%
Expected term (years)	3.00–10.00	3.51-10.51

The fair value of the Harvard success payment liability at December 31, 2018, December 31, 2017 and at inception in 2017 was $1.2 million, $0.9 million and $0.8 million, respectively.

The following variables were incorporated in the calculation of the estimated fair value of the Broad success payment liability at December 31, 2018 and the inception of the arrangement:

	At December 31, 2018	At inception in 2018
Fair value of Series A Preferred (per share)	$2.34	$1.00
Expected volatility	73%	78%
Expected term (years)	1.20–9.00	2.50-9.65

The fair value of the Broad success payment liability at December 31, 2018 and at inception in 2018 was $1.2 million and $0.8 million, respectively.

The fair value of the Series A Preferred was by management with the assistance of an independent third-party specialist. The computation of expected volatility was estimated using available information about the historical volatility of stocks of similar publicly traded companies for a period matching the expected term assumption. In addition, the Company incorporated the estimated number, timing, and probability of valuation measurement dates in the calculation of the success payment liability.

The reconciliations of changes in the fair value of financial instruments based on Level 3 inputs for year ended December 31, 2018 and the period from January 25, 2017 (Inception) to December 31, 2017 were as follows (in thousands):

	Tranche liabilities	Anti- dilution issuance right liability	Financial milestone payment liabilities	Success payment liability	Total
Balance at January 25, 2017 (Inception)	$—	$—	$—	$—	$—
Fair value at issuance	1,414	300	3,600	800	6,114
Payments	—	—	(500)	—	(500)
Changes in fair value	(404)	—	400	100	96

Balance at December 31, 2017	1,010	300	3,500	900	5,710
Fair value at issuance	—	70	4,300	800	5,170
Issuance of Series A Preferred	(5,335)	—	—	—	(5,335)
Issuance of common stock	—	(1,719)	—	—	(1,719)
Payments	—	—	(3,750)	—	(3,750)
Reclassification to financing milestone liabilities payable	—	—	(13,750)	—	(13,750)
Change in fair value	4,325	1,349	9,700	700	16,074

Balance at December 31, 2018	$—	$—	$—	$2,400	$2,400

5. Accrued expenses

Accrued expenses consist of the following (in thousands):

	December 31,
	2018	2017
Employee compensation and related benefits	$954	$30
Professional fees	673	99
Other	107	—

Total	$1,734	$129

6. Commitments

Operating leases

In August 2017, the Company entered into an operating lease for office and laboratory space in Cambridge, Massachusetts that expired in April 2018.

In 2018, the Company signed a noncancelable lease for 38,203 square feet of office and laboratory space in Cambridge, Massachusetts. The lease commenced in March 2018 and has a 10.6 year term. The Company has an option to extend the lease for one five-year term. The lease is subject to fixed rate escalation increases and the landlord waived the Company’s rent obligation for the first seven months of the lease, having an initial value of $1.7 million. The landlord also agreed to fund up to $6.1 million in tenant improvements. The Company recorded the tenant improvements as leasehold improvements and deferred rent on the consolidated balance sheet. Deferred rent is amortized as a reduction in rent expense over the term of the lease. The Company recognizes rent expense on a straight-line basis over the expected lease term. The Company began to record rent expense in March 2018 upon gaining access to and control of the space. Upon execution of lease, the Company provided a letter of credit issued as a security deposit of approximately $1.5 million. The Company has recorded cash held to secure this letter of credit as restricted cash in the accompanying balance sheet as of December 31, 2018. The Company has other immaterial noncancelable operating leases for equipment and laboratory space, which have remaining lease terms between 1 and 3 years at December 31, 2018.

Future minimum lease payments for the Company’s facility and other immaterial operating leases are as follows (in thousands):

Years ending December 31,	Amount
2019	$3,699
2020	3,954
2021	3,413
2022	3,281
2023	3,379
Thereafter	17,476

Total future minimum lease payments	$35,202

Rent expense for the year ended December 31, 2018 and the period from January 25, 2017 (Inception) to December 31, 2017, was $3.1 million and $0.2 million, respectively.

7. License agreements

Harvard license agreement

In June 2017, the Company entered into a license agreement with Harvard for certain base editing technology pursuant to which the Company received an exclusive, worldwide, sublicensable, royalty-bearing license under specified patent rights to develop and commercialize licensed products and a nonexclusive, worldwide, sublicensable, royalty-bearing license under certain patent rights to research and develop licensed products. The Company agreed to use commercially reasonable efforts to develop licensed products in accordance with the development plan, to introduce any licensed products that gain regulatory approval into the commercial market, to market licensed products that have gained regulatory approval following such introduction into the market, and to make licensed products that have gained regulatory approval reasonably available to the public. The license term extends until the later of the expiration of (i) the last to expire licensed patent covering a licensed product, (ii) the period of exclusivity associated with a licensed product or (iii) a certain period after the first commercial sale of a licensed product, unless terminated earlier by either party under certain provisions.

As partial consideration for the rights granted under the Harvard License Agreement, the Company issued to Harvard 454,545 shares of the Company’s common stock. Additional consideration under the Harvard License Agreement is as follows:

Anti-Dilution Issuance Right—The initial consideration for the license included shares of common stock, with a fair value of $50,000, subject to anti-dilution provisions until the achievement by the Company of a specified level of equity financing and recorded the cost in research and development expense. In 2018, the equity financing was achieved and the Company issued 3,432,955 shares of common stock to Harvard under the anti-dilution provision with a fair value of $0.5 million and recorded other expense of $0.2 million for the remeasurement of the liability upon issuance of the shares.

Financing Milestone Payments—Financing milestone payments are due to Harvard based on the size of additional rounds of financing, including the sales of Series A and Series B Preferred. To the extent the Company raises a minimum of $5.0 million of Series A Preferred and a maximum of $50.0 million of Series A Preferred, the Company is obligated to pay Harvard between $0.5 million and $3.0 million depending upon the total level of Series A Preferred issued. At inception, the Company recorded $2.4 million of research and development expense related to these payments. In the year ended December 31, 2018 and the period from January 25, 2017 (Inception) to December 31, 2017, the Company recorded other expense of $0.4 million and $0.2 million for the remeasurement of the liability. In the period from January 25, 2017 (Inception) to December 31, 2017, the Company paid Harvard $0.5 million for the achievement of the first financing milestone and in 2018 paid Harvard the remaining $2.5 million upon achieving the remaining financing.

The Company is also obligated to pay Harvard a milestone payment of up to $6.0 million that is determined based upon a defined formula in the Harvard License Agreement and is dependent upon the issuance price, shares, and proceeds from Series B Preferred raised, among other factors. At inception, the Company recorded $1.2 million of research and development expense related to these payments. In the period from January 25, 2017 (Inception) to December 31, 2017, the Company recorded $0.2 million for the remeasurement of the liability. In 2018, the Company achieved the Series B Preferred financing milestone and recorded the liability at the actual amount due of $6.0 million, which is included in the financing milestone liabilities payable in the consolidated balance sheets and recorded $4.6 million of other expense related to the remeasurement of the liability. In January 2019, the Company settled the liability in cash.

Success Payments—Under the Harvard License Agreement, Harvard is entitled to receive success payments, in cash, determined based upon the achievement of specified multiples of the initial weighted average value of the

Company’s Series A Preferred at specified valuation dates. The success payments range from $5.0 million to a maximum of $105.0 million, and have valuation multiples that range from 5 times to 40 times the initial weighted average value of the Series A Preferred. The Company shall make success payments to Harvard during a period of time (“Success Payment Period”), which has been determined to be the later of (1) the ninth anniversary of the Harvard License Agreement or (2) the earlier of (a) the 12th anniversary of the Harvard License Agreement and (b) the third anniversary of the first date on which a licensed product receives regulatory approval in the United States. In the period from January 25, 2017 (Inception) to December 31, 2017, the Company recorded research and development expense of $0.8 million related to these payments. In year ended December 31, 2018 and the period from January 25, 2017 (Inception) to December 31, 2017, the Company recorded $0.3 million and $0.1 million, respectively, of other expense related to the remeasurement of the liability. As of December 31, 2018, the Company has recorded $1.2 million for the estimated fair value of the success fee derivative liability. As of and for the year ended December 31, 2018 and the period from January 25, 2017 (Inception) to December 31, 2017, no success payments were paid or due.

Other Payments—The Company agreed to pay Harvard an annual license maintenance fee ranging from low-to-mid five figures to low six figures, depending on the particular calendar year. The Company is responsible for the payment of certain patent prosecution and maintenance costs incurred by Harvard related to licensed patents. To the extent achieved, the Company is obligated to pay up to an aggregate of $75.9 million in product development and regulatory approval milestones (“Harvard Product Milestones”). If the Company completes a change of control during the term of the Harvard License Agreement, then the certain of the milestone payments would be increased. To the extent there are sales of a licensed product, the Company is required to pay low single digit royalties on net sales. The Company is entitled to certain reductions and offsets on these royalties with respect to a licensed product in a given country. If the Company sublicenses its rights to develop or commercialize a licensed product under the Harvard License Agreement to a third party and the Company receives non-royalty sublicense income, then Harvard is entitled to a percentage of such consideration, ranging from the high single digits to low double digits depending on the date in which such sublicense agreement is executed and the stage of development of the Company’s licensed products at such time.

The Company concluded that the assets acquired from Harvard did not meet the accounting definition of a business as inputs, but no processes or outputs were acquired with the license. As the inputs that were acquired along with the license do not constitute a “business,” the transaction has been accounted for as an asset acquisition. As of the date of the Harvard License Agreement, the assets acquired had no alternative future use and the assets had not reached a stage of technological feasibility. As a result, all share-based and cash payment obligations have been recorded as research and development expense in the statement of operations and other comprehensive loss.

At the inception of the Harvard License Agreement in 2017, the Company recognized $4.8 million as research and development expense which includes the fair value of the common stock issued to Harvard, along with the initial fair values of the anti-dilution issuance right, financing milestone payments, and success payments. The anti-dilution issuance right, financing milestone payments, and success payments are remeasured at fair value each reporting period with subsequent changes recognized in other income (expense). For the year ended December 31, 2018 and for the period from January 25, 2017 (Inception), the Company recorded $5.5 million and $0.5 million, respectively, in other expense for changes in the value of the derivative liabilities. The annual maintenance fees will be recorded as an expense on an annual basis based on the stated amount for the applicable year. Annual patent costs will be expensed as incurred. Upon determination that a Harvard Product Milestone is probable to occur, the amount due will be recorded as research and development expense. The Company will monitor the Harvard Product Milestone payments for this arrangement on an ongoing basis. The achievement of these milestone payments was not considered probable as of the acquisition date, and no expense has been recorded for these milestones in year ended December 31, 2018 and the period from January 25, 2017 (Inception) to December 31, 2017. Lastly, to the extent products are commercialized under the Harvard License Agreement, the Company will accrue royalty expense and sublicense nonroyalty payments, as applicable, for the amount it is obligated to pay, with adjustments as sales are made.

Broad license agreement

In May 2018, Blink, Beam’s subsidiary, entered into a license agreement with Broad for certain RNA base editing technology including an RNA editor platforms. As discussed in Note 8, on the same date that Blink entered into the Broad License Agreement, the Company entered into an option agreement to merge with Blink. The Company has consolidated the operations of Blink from May 2018 and through the merger of Blink with Beam in September 2018. The initial Broad License Agreement contemplated the eventual merger of Blink with Beam and the terms and conditions of the Broad License Agreement have been retained by Blink.

Under the Broad License Agreement, Broad granted Blink exclusive and non-exclusive worldwide, sublicensable, royalty-bearing licenses under specified patent rights to develop and commercialize licensed product and a nonexclusive, worldwide, sublicensable, royalty-bearing license under certain patent rights to research and develop licensed products. Blink agreed to use commercially reasonable efforts to develop licensed products in accordance with the development plan, to introduce any licensed products that gain regulatory approval into the commercial market, to market licensed products that have gained regulatory approval following such introduction into the market, and to make licensed products that have gained regulatory approval reasonably available to the public. The license term extends until the later of the expiration of (i) the last to expire licensed patent covering a licensed product, (ii) the period of regulatory exclusivity associated with a licensed product or (iii) a certain period after the first commercial sale of a licensed product unless terminated earlier by either party under certain provisions.

As partial consideration for the rights granted under the Broad License Agreement, Broad received 1,020,000 shares of Blink’s common stock. These shares issued to Broad were exchanged into 2,040,000 shares of common stock of Beam in connection with the Blink Merger in September 2018, along with additional shares issued to Broad under the anti-dilution issuance right discussed below. Additional consideration under the Broad License Agreement is as follows:

Anti-Dilution Issuance Right—The initial consideration in exchange for the license included 1,020,000 shares of Blink common stock, with a fair value of $0.1 million, subject to anti-dilution provisions until the achievement of a specified level of equity financing in Blink or a merger of Blink with Beam. At inception, the Company recorded $0.1 million of research and development expense related to these anti-dilution rights. In 2018, upon the closing of additional Blink Series A Preferred financing, Blink issued Broad an additional 920,000 shares of Blink common stock having a fair value of $1.2 million and recorded $1.1 million of other expense related to the remeasurement of the liability. Upon the Blink Merger, Beam issued Broad 3,880,000 shares of common stock in exchange for 1,940,000 shares of Blink common stock and recorded research and development expense of $2.2 million (see Note 8, Blink Therapeutics).

Financing Milestone Payments—Financing milestone payments are due Broad based on the size of additional rounds of Blink Series A Preferred and Series B Preferred or upon the merger of Blink with Beam. To the extent Blink raises a minimum of $5.0 million of Series A Preferred and a maximum of $50.0 million of Series A Preferred, the Company is obligated to pay Broad between $0.5 million and $3.0 million depending upon the total level of Series A Preferred issued. Pursuant to the Broad License Agreement, if the Blink Merger occurred prior to the achievement of any Series A Preferred financing milestone events, then all the unpaid Series A Preferred financing milestone payments would be due to Broad. At inception, the Company recorded $2.9 million of research and development expense related to these payments. As described in Note 8, Blink raised $15.0 million of from the issuance of series A Preferred and upon the Blink Merger in September 2018 the full $3.0 million Series A financing milestone was due Broad. As of December 31, 2018, the Company had recorded $0.1 million of other expense related to the remeasurement of the liability and had accrued $1.8 million for the remaining unpaid financing milestone liability.

Under the Broad License Agreement, Blink was obligated to pay Broad a milestone payment of up to $6.0 million determined based upon a defined formula in the Broad License Agreement and was dependent upon the issuance price, shares, and proceeds from Series B Preferred raised, among other factors. At inception, the Company recorded $1.4 million of research and development expense related to this payment. Additionally, following the Blink Merger, Blink remained responsible for the Series B Preferred milestone payments based on proceeds received from a Beam issuance of Series B Preferred, up until aggregate payments of $6.0 million are made to Broad. In 2018, the Company achieved the Series B Preferred financing milestones and recorded the liability at the actual amount due of $6.0 million, which is included in the financing milestones liability payable in the consolidated balance sheets. In 2018, the Company recorded $4.6 million of other expense related to the remeasurement of the liability. In 2019, the Company settled the liability in cash.

Success Payments—Under the Broad License Agreement, Broad is entitled to receive success payments, in cash, determined based upon the achievement of specified multiples of the initial weighted average value of the Blink Series A Preferred at specified valuation dates. As contemplated in the original Broad License Agreement, the success payment obligation is retained by Beam upon completion of the Blink Merger. The success payments range from $5.0 million to a maximum of $105.0 million, and have valuation multiples that range from 5 times to 40 times the initial weighted average value of the Blink Series A Preferred. The Company is required to make success payments to Broad during a period of time (“Broad Success Payment Period”), which has been determined to be the earliest of (1) the twelfth anniversary of the Broad License Agreement or (2) the third anniversary of the first date on which a licensed product receives regulatory approval in the United States. During the Broad Success Payment Period, the Company will perform a valuation on specified dates (“Valuation Date”), as defined in the agreement. At inception, the Company recorded $0.8 million of research and development expense related to these payments. In 2018, the Company recorded $0.4 million of other expense related to the remeasurement of this liability. As of December 31, 2018, the Company has recorded $1.2 million for the estimated fair value of a success fee derivative liability. As of and for the period ended December 31, 2018, no success payments were paid or payable to Broad.

Other Payments—The Company agreed to pay Broad an annual license maintenance fee ranging from low-to-mid five figures to low six figures, depending on the particular calendar year. The Company is responsible for the payment of certain patent prosecution and maintenance costs incurred by Broad related to licensed patents. To the extent achieved, the Company is obligated to pay up to an aggregate of $75.9 million in product development and regulatory approval milestones (“Broad Product Milestones”). Excluding the Blink merger, if the Company completes a change of control during the term of the Broad License Agreement, then certain of the milestone payments would be increased. To the extent there are commercial sales of a licensed product, the Company is required to pay low single digit royalties on net sales. the Company is entitled to certain reductions and offsets on these royalties with respect to a licensed product in a given country. If the Company sublicenses its rights to develop or commercialize a licensed product under the Broad License Agreement to a third party and the Company receives non-royalty sublicense income, then Broad is entitled to a percentage of such consideration, ranging from the high single digits to low double digits depending on the date in which such sublicense agreement is executed and the stage of development of the Company’s licensed products at such time.

The Company concluded that the assets acquired from Broad did not meet the accounting definition of a business as inputs, but no processes or outputs were acquired with the license. As the inputs that were acquired along with the license do not constitute a “business,” the transaction has been accounted for as an asset acquisition. As of the date of the Broad License Agreement, the assets acquired had no alternative future use and the assets had not reached a stage of technological feasibility. As a result, all share-based and cash payment obligations have been recorded as research and development expense in the statement of operations and other comprehensive loss.

At inception of the agreement, the Company recognized approximately $5.3 million as research and development expense which includes the fair value of Blink common stock issued to Broad, along with the initial fair values of the anti-dilution issuance right, financing milestone payments (including the achievement of the first Series A financing milestone payment), and success payments. The anti-dilution issuance right, financing milestone payments, and success payments are remeasured at fair value at each reporting period with subsequent changes recognized in other income (expense). For the year ended December 31, 2018, the Company recorded $6.2 million in other expense for changes in the value of the derivative liabilities. The annual maintenance fees will be recorded as an expense on an annual basis based on the stated amount for the applicable year. Annual patent costs will be expensed as incurred. Upon determination that a Product Milestone is probable to occur, the amount due will be recorded as research and development expense. The Company will monitor the Product Milestone payments for this arrangement on an ongoing basis. The triggering of these milestone payments was not considered probable as of the acquisition date, and no expense has been recorded for these milestones as of December 31, 2018. Lastly, to the extent products are commercialized under the Broad License Agreement, the Company will accrue royalty expense and sublicense nonroyalty payments, as applicable, for the amount it is obligated to pay, with adjustments as sales are made.

Editas license agreement

In May 2018, the Company and Editas Medicine, Inc. (“Editas”) entered into a license agreement (the “Editas License Agreement”). Pursuant to the Editas License Agreement, Editas granted to the Company licenses and options to acquire licenses to certain intellectual property rights owned or controlled by Editas, for specified uses. More specifically, Editas granted to the Company a worldwide, exclusive, sublicensable, license (subject to certain exceptions and conditions) under certain intellectual property controlled by Editas for the use of base editing therapies for the treatment of any field of human diseases and conditions, subject to certain exceptions (the “Beam Field,” and the licenses granted or to be granted under the Editas License Agreement, the “Editas Development and Commercialization License”). Additionally, Editas granted to the Company a royalty-free, non-exclusive license under certain intellectual property owned or controlled by Editas to perform research activities in the Beam Field (the “Editas Research License”). Editas provided the Company with an exclusive option to obtain a Editas Development and Commercialization License to three additional groups of intellectual property owned or controlled by Editas, on a group by group basis, during the specified option period, subject to certain exceptions. Pursuant to the Editas License Agreement, the Company will use commercially reasonable efforts to develop a product that includes the rights licensed to the Company within a specified period of time and to commercialize any such products that have received regulatory approval in certain specified countries.

As consideration for the license and option rights granted by Editas, the Company paid a nominal one-time, nonrefundable, non-creditable upfront cash payment of $180,000. The Company also issued non-cash consideration, consisting of 1,833,333 shares of the Company’s Series A-1 Preferred and 1,222,222 shares of the Company’s A-2 Preferred, having an aggregate fair value of approximately $3.7 million. Both the one-time cash payment and the fair value of the preferred stock issued to Editas were recorded as research and development expense in the consolidated statements of operations. Additional consideration will be due to Editas if the Company elects to exercise its option to obtain an Editas Development and Commercialization License to any of the three categories of intellectual property underlying the Editas Research License, for a fee ranging from a mid-teen million dollar amount to a low to mid-eight digit dollar amount per group, depending on the timing of the option exercise. Additionally, the Company is required to reimburse Editas for certain payments Editas may be obligated to make under existing Editas license agreements related to the intellectual property being licensed to the Company, including (i) development, regulatory and commercial milestone payments and certain sublicense income payments due as a result of the Editas License Agreement and (ii) a percentage of the annual maintenance fees and patent fees due to certain of the Editas’ licensors. In addition, to the extent any products are commercialized under an Editas Development and Commercialization License, the Company would be required to make royalty payments equivalent to the royalties that would be due from Editas to any applicable licensors of Editas related to the sales of such licensed products, plus an additional tiered low- to mid-single digit royalty, depending on whether such licensed product is covered by an Editas-owned patent.

The license rights and option rights granted by Editas to the Company are subject to the terms and conditions of the underlying license agreements that Editas is a party to and under which Editas licensed rights or option rights to the Company and the termination of such in-licenses, as applicable. Unless earlier terminated by either party pursuant to the terms of the agreement, the Editas License Agreement will continue in full force and effect and will expire on a licensed product-by licensed product and country-by-country basis upon the later of (i) the last-to-expire royalty term under any applicable institutional license to Editas and (ii) the date at which such product is no longer covered by a valid claim of a licensed Editas-owned patent in such country. The Company has the right, at its sole discretion, at any time to terminate Editas License Agreement in its entirety or on a group-by-group of intellectual property basis, upon ninety days written notice to Editas. Upon termination of the Editas License Agreement, all rights and licenses granted by the Editas to the Company (including the rights to exercise options and obtain such licenses) will immediately terminate and patents within a group of patents will no longer be deemed licensed patents. Expiration or termination of the Editas License Agreement for any reason does not release either party of any obligation or liability which had accrued, or which is attributable to a period prior to such expiration or termination.

The Company concluded that the assets acquired from Editas did not meet the accounting definition of a business as inputs, but no processes or outputs were acquired with the license, and the licensed technology had not achieved technological feasibility. As the inputs that were acquired along with the license do not constitute a “business,” the transaction has been accounted for as an asset acquisition. As of the date of the Editas License Agreement, the assets acquired had no alternative future use and the assets had not reached a stage of technological feasibility. As a result, all share-based and cash payment obligations have been recorded as research and development expense in the consolidated statements of operations.

The option exercise fees under the agreement will be recorded as research and development expense, if and when the Company exercises such options. To date, no options have been exercised. The annual maintenance fees will be recorded as an expense on an annual basis based on the stated amount for the applicable year. Annual patent costs will be expensed as incurred. In addition, the Company is required to make certain development, regulatory and commercial milestone payments to Editas upon the achievement of specified milestone. The triggering of these milestone payments was not considered probable as of the acquisition date, and no expense has been recorded for these milestones as of December 31, 2018. To the extent applicable, sublicense income payments will be accrued for the amount the Company is obligated to pay under each applicable in-license as amounts are due Editas. Lastly, to the extent products are commercialized under the Editas License agreement, the Company will accrue royalty expense for the amount it is obligated to pay, with adjustments as sales are made.

8. Blink Therapeutics

On March 22, 2018, certain of Beam’s investors (“Primary Investors”) formed Blink to hold certain intellectual property related to RNA base editing.

On May 9, 2018, the Company entered into a merger option agreement (“Option Agreement”) with Blink. On the same date, Blink entered into the Broad License Agreement (see Note 7, License Agreements), issued 5,000,000 shares of Blink Series A Preferred to its investors (“Initial Closing”) at $1.00 per share, and issued restricted common stock to certain scientific founders. Also, on the same date, Beam and Blink were both owned by members of the same group of Primary Investors, having over 75% ownership in each entity, which consisted primarily of the Beam’s initial investors and scientific founders.

Under the Option Agreement, Blink granted Beam an option, exercisable on the date that Blink issued an aggregate of 10,000,000 additional shares of Blink Series A Preferred and ending on the second anniversary of such date to consummate a merger with Blink (“Blink Merger”), in exchange for a $121,000 option premium. In connection with the merger, Beam would issue two shares of Beam Series A-2 Preferred for each share of Blink Series A Preferred and issue two shares of Beam common stock for each share of Blink common stock.

In August 2018, Blink issued 10,000,000 shares of Blink Series A Preferred at $1.00 per share to the Primary Investors and Beam paid the $121,000 option premium to exercise its option to merge with Blink. On September 25, 2018 (the “Merger Date”), the merger was consummated and Blink became a wholly owned subsidiary of Beam.

As of May 9, 2018, as a result of the design and purpose of Blink and the Option Agreement, the Company determined that Blink was a VIE and that the Company was the primary beneficiary, because Beam had both (1) the power to direct the activities of Blink that most significantly impacted Blink’s economic performance and (2) the right to receive benefits from Blink that could be significant to Blink. As a result, the Company began consolidating Blink on May 9, 2018. The operating activity of Blink from its formation on March 22, 2018 to May 9, 2018 was immaterial.

On the Merger Date, Beam exercised its option to acquire the Blink common and preferred shares in exchange for equity shares in Beam as follows:

•	For each share of Blink Series A Preferred held, Blink shareholders received two shares of Beam Series A-2 Preferred or 30,000,000 shares;

•	For each share of Blink common stock held by Broad, Broad received two shares of Beam common stock or 3,880,000 shares;

•

For each vested and unvested share of Blink common stock issued to certain scientific founders of Blink, each founder received two shares of Beam common stock or 12,186,000 shares (of which 4,188,934 shares were vested and 7,997,066 will vest over time).

The Company recognized expense for the excess in value of the Beam Series A-2 Preferred and common stock exchanged for the Blink Series A Preferred and common stock, respectively, because the excess value was only transferred to certain investors of Beam and there were no other rights or privileges identified that require separate accounting as an asset. Accordingly, the Company recorded a $49.5 million loss in other expense representing the difference in value of the 30,000,000 shares of Series A-2 Preferred issued to Blink shareholders ($64.5 million) and the value of the Blink Series A Preferred ($15.0 million) exchanged by the Blink shareholders.

The Company recorded additional research and development expense of $2.2 million, which represented the difference in value of the 3,880,000 shares of Beam common stock issued to Broad ($3.5 million) and the value of the Blink common stock exchanged by Broad ($1.3 million).

The Company recorded additional stock-based compensation of $3.6 million, which represented the difference in value of the fully vested 4,188,934 shares issued to the scientific founders ($3.8 million) and the value of the

Blink common stock exchanged ($0.2 million) by the Blink shareholders. Compensation expense of $7.2 million relating to the 7,997,066 unvested Blink common shares will be recorded over the remaining weighted average vesting period of 3.5 years.

9. Redeemable convertible preferred stock

In June 2017, the Company authorized the sale and issuance of up to 37,500,000 shares of Series A Preferred. The Series A Preferred financing was structured to close in three tranches: 5,000,000 shares of Series A-1 Preferred in the first tranche closing at $1.00 per share, up to 20,000,000 shares of Series A-1 Preferred at $1.00 per share in the second tranche closing, and up to 12,500,000 shares of Series A-2 Preferred at $2.00 per share in the third tranche closing. The Company determined that the right of certain committed investors to purchase 18,000,000 shares of Series A-1 Preferred in the second tranche closing and 5,000,000 shares of Series A-2 Preferred in the third tranche closing meets the definition of a freestanding financial instrument and should be recognized a liability on the balance sheet at fair value at inception and remeasured at each reporting period until settlement.

In the period from January 25, 2017 (Inception) to December 31, 2017, the Company issued 5,050,000 shares of Series A-1 Preferred at $1.00 per share for gross cash proceeds of $5.1 million, and incurred issuance costs of $66,000. Upon the first tranche closing, the Company recognized a tranche liability of $1.4 million for the fair value of the future committed tranche obligations. The initial tranche liabilities were valued using an option pricing model based on the following inputs:

	Series A-1	Series A-2
Strike price	$1.00	$2.00
Expected volatility	65%	72%
Weighted-average risk-free interest rate	1.14%	1.35%
Expected dividend yield	—%	—%
Expected term (in years)	0.67	1.75

As of December 31, 2017, the fair value of the tranche liabilities was remeasured and was determined to be $1.0 million, using an option pricing model, based on the following inputs:

	Series A-1	Series A-2
Strike price	$1.00	$2.00
Expected volatility	75%	72%
Weighted-average risk-free interest rate	1.39%	1.53%
Expected dividend yield	—%	—%
Expected term (in years)	0.25	0.67

In February and May 2018, in an effort to raise additional financing, the Company amended the terms of the Series A-1 Preferred second tranche closing and the Series A-2 Preferred third tranche closing. The Company increased the shares to be issued to committed investors in Series A-1 Preferred second tranche closing from 18,000,000 shares to 19,111,111 shares. The Company also authorized 888,880 shares of Series A-1 Preferred as available to be issued to additional investors. The issuance price for the Series A-1 Preferred remained at $1.00 per share. The Company increased the shares to be issued to committed investors in the Series A-2 Preferred second tranche closing from 5,000,000 shares to 22,515,071 shares, of which 15,488,824 were designated for a Series A-2 third tranche closing and 7,026,247 designated for a Series A-2 fourth tranche closing. The Company also authorized 8,951,577 shares of Series A-2 Preferred as available to be issued to additional investors, of which 1,177,836 were designated as available for a Series A-2 Preferred third tranche closing and 7,773,741 designated as available for a Series A-2 Preferred fourth tranche closing. The Series A-2 Preferred issuance price was reduced from $2.00 to $1.50, per share. As a result of the amendments to the tranche rights to the committed investors, the Company remeasured the tranche liabilities at fair value and recognized the excess fair value upon modification of $0.1 million as other income (expense) in consolidated statements of operations.

The Company adjusted the carrying value of the tranche liabilities to their estimated fair value at each reporting date and upon issuance of the Series A-1 Preferred and Series A-2 Preferred tranche closings in 2018 and 2017, recognizing the changes in fair value in other income (expense) in the consolidated statement of operations and other comprehensive loss. During year ended December 31, 2018 and the period from January 25, 2017 (Inception) to December 31, 2017, the Company recognized total other expense of $4.3 million and other income of $0.4 million, respectively, related to changes in the fair value of the tranche liabilities.

In February and May 2018, the Company closed on the second tranche of the Series A-1 Preferred and issued 19,999,991 shares of Series A-1 Preferred at $1.00 per share for gross cash proceeds of $20.0 million, and incurred issuance costs of $0.1 million. The tranche liability associated with the committed financing was re-measured at fair value of $0.8 million at closing with the fair value of the liability reclassified to the carrying value of the Series A-1 Preferred.

In May 2018, the Company entered into a license agreement with Editas (see Note 7, License Agreements), and issued 1,833,333 shares of Series A-1 Preferred and 1,222,222 shares of Series A-2 Preferred having an aggregate fair value of $2.0 million and $1.7 million, respectively, as partial consideration for the license.

In September 2018, upon the closing of the merger with Blink (see Note 8, Blink Therapeutics), the Company exchanged two shares of Beam Series A-2 Preferred for one share of Blink Series A Preferred. The exchange resulted in the issuance of 30,000,000 shares of Beam Series A-2 Preferred to the Blink preferred shareholders, having a fair value of $64.5 million. The Company recorded a loss of $49.5 million for the excess of the fair value of Beam shares exchanged for the Blink shares as other expense in the consolidated statements of operations and other comprehensive loss.

In June and October 2018, the Company closed on the Series A-2 third and fourth tranches and issued 22,515,087 shares of Series A-2 Preferred to committed investors and 9,867,577 to additional investors at $1.50 per share for gross cash proceeds of $33.8 million and $14.8 million, respectively. The Company incurred issuance costs of $0.1 million. The tranche liability associated with the committed financing was re-measured at fair value of $4.6 million at closing with the fair value of the liability reclassified to the carrying value of the Series A-2 Preferred. The fair value of Series A-2 Preferred issued to the additional investors was $18.7 million, resulting in the recognition of other expense of $5.7 million in the consolidated statements of operations and other comprehensive loss for the excess of the fair value of the shares issued over the cash proceeds received.

As of December 31, 2018, all tranche rights have been satisfied.

In November 2018, the Company authorized the sale of up to 37,250,000 shares of Series B Preferred. In November and December 2018, the Company issued 28,870,177 shares of Series B Preferred at $3.36 per share for gross cash proceeds of approximately $97.0 million, and incurred issuance costs of $0.5 million.

In February 2019, the Company authorized the sale of an additional 2,980,000 shares of Series B Preferred. In January and February 2019, the Company issued an additional 11,308,397 shares of Series B Preferred stock at a price of $3.36 per share, resulting in gross cash proceeds of $38.0 million.

As of December 31, 2018, the Series A Preferred and Series B Preferred (“Preferred Stock”) consisted of the following (in thousands, except for share data):

	Preferred stock authorized	Preferred stock issued and outstanding	Carrying value	Liquidation preference	Common stock issuable upon conversion
Series A-1 Preferred	26,833,324	26,833,324	$28,734	$28,734	26,833,324
Series A-2 Preferred	63,604,886	63,604,886	125,647	97,986	63,604,886
Series B Preferred	37,250,000	28,870,177	97,053	97,053	28,870,177

	127,688,210	119,308,387	$251,434	$223,773	119,308,387

As of December 31, 2017, there were 5,050,000 shares of Series A-1 Preferred issued and outstanding stock having a carrying value and liquidation preference of $5.3 million.

The following is a summary of the right rights and preferences of the Preferred Stock as of December 31, 2018:

Conversion—Each share of Preferred Stock may be converted at any time, at the option of the holder, into shares of common stock, subject to the applicable conversion rate as determined by dividing the original issue price by the conversion price. The initial conversion price for each of the Series A-1 Preferred, Series A-2 Preferred and Series B Preferred (each as may be adjusted for certain dilutive events) is $1.00, $1.50 and $3.36 per share, respectively. Each series of Preferred Stock automatically converts into shares of common stock on a 1:1 conversion ratio (as may be adjusted for certain dilutive events) at the earlier of the closing of an initial public offering of the Company’s common stock with gross proceeds to the Company of at least $60.0 million and a purchase price of $2.52 per share, or at the election of the holders of at least 60% of the then-outstanding shares of Preferred Stock (including at least one of the four largest Series B Preferred investors). If an initial public offering or other liquidation event results in the pricing or payment of less than $2.52 per share, then a certain Series B investor would need to consent to such transaction in order for an automatic conversion to take place.

Dividends—Holders are entitled to dividends of $0.08 per share with respect to Series A-1 Preferred, $0.12 per share with respect to Series A-2 Preferred, and $0.27 per share with respect to the Series B Preferred, when, as, and if declared by the board of directors. No dividends have been declared through December 31, 2018.

Voting Rights—Preferred Stock and common stock generally vote together as one class on an as-converted basis; however, common stock voting rights on certain matters are subject to the powers, preferences, and rights of the Preferred Stock. The holders of Series B Preferred, voting together as a single class, are entitled to elect one director to the Company’s board of directors, the holders of Series A Preferred, voting together as a single class, are entitled to elect four directors to the Company’s board of directors, and the holders of common stock, voting together as a single class, are entitled to elect the one director to the Company’s board of directors. Certain actions, such as mergers, acquisition, liquidation, dissolution, wind up of business, and deemed liquidation events, must be approved by the holders of at least 60% of the then-outstanding shares of Preferred Stock and at least one of the four largest holders of Series B Preferred, unless such dissolution, wind up or liquidation would result in the pricing or payment of less than $2.52 per share of Series B Preferred to the Series B Preferred holders, in which case a certain Series B investor would need to approve.

Liquidation Preference—Upon liquidation, dissolution, or winding up of business, the holders of the Preferred Stock are entitled to receive a liquidation preference in priority over the holders of common stock, at an amount per share equal to the greater of i) the original Series A Preferred and Series B Preferred issue price plus any declared but unpaid dividends, or ii) the amount per share payable had all shares of Series A Preferred and Series B Preferred been converted to common stock immediately prior to such liquidation. If assets available for distribution are insufficient to satisfy the liquidation payment to holders in full, assets available for distribution will be allocated among holders based on their pro rata shareholdings. When holders are satisfied in full, any excess assets available for distribution will be allocated ratably among common stock holders based on their pro rata shareholdings. Upon a deemed liquidation event, as defined, holders have the option to redeem their shareholding at the liquidation payment amounts summarized above.

Redemption—The Preferred Stock is redeemable any time on or after the fifth anniversary of the initial closing of the Series B Preferred, and upon the election of the holders of at least 60% of the then-outstanding shares of Series B Preferred. Shares of Preferred Stock shall be redeemed by the Corporation as follows: first, the Series B Preferred shall be redeemed at a price equal to the Series B original issue price per share, plus any unpaid accrued dividends thereon, whether or not declared, together with any other dividends declared but unpaid thereon. Then, after the redemption of all shares of Series B Preferred, the Series A Preferred shall be redeemed as follows: (i) in the case of the Series A-1 Preferred, the Series A-1 original issue Price per share plus any unpaid accrued dividends thereon, whether or not declared, together with any other dividends declared but unpaid thereon, (ii) in the case of the Series A-2 Preferred, the Series A-2 Original issue price per share, plus any unpaid accrued dividends thereon, whether or not declared, together with any other dividends declared but unpaid thereon. Amounts due to the holders of the Preferred Stock will be due in three annual installments commencing not more than 60 days after the receipt of the redemption request.

10. Common stock

The Company was authorized to issue up to 190,000,000 and 75,000,000 shares of common stock with a $0.01 par value per share as of December 31, 2018 and December 31, 2017, respectively. In February 2019, the Company increased the authorized common stock shares issuable to 205,000,000.

The holders of common stock are entitled to one vote for each share of common stock. Subject to the payment in full of all preferential dividends to which the holders of the Preferred Stock are entitled, the holders of common stock shall be entitled to receive dividends out of funds legally available. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, after the payment or provision for payment of all debts and liabilities of the Company and all preferential amounts to which the holders of Preferred Stock are entitled with respect to the distribution of assets in liquidation, the holders of common stock shall be entitled to share ratably in the remaining assets of the Company available for distribution.

In 2018, the Company issued 3,432,955 shares of common stock to Harvard pursuant to anti-dilution rights under the Harvard License Agreement. In the period from January 25, 2017 (Inception) to December 31, 2017, the Company issued to Harvard 454,545 shares of common stock upon signing the Harvard License Agreement.

In 2018, the Company issued Broad 3,880,000 shares of common stock in connection with the Blink Merger. Additionally, in connection with the Blink Merger, the Company issued certain scientific founders of Blink 4,188,934 shares of Beam common stock for their Blink vested restricted common stock.

As of December 31, 2018, the Company has reserved 119,308,387 shares of common stock for the potential conversion of Preferred Stock and 11,144,996 shares of common stock for the potential exercise of outstanding stock options under the 2017 Plan.

11. Stock option plan and grant plan

2017 stock option and grant plan

In June 2017, the board of directors adopted the 2017 Stock Option and Grant Plan (the “2017 Plan”) which provided for the grant of qualified incentive stock options and nonqualified stock options, restricted stock or other awards to the Company’s employees, officers, directors, advisors, and outside consultants for the issuance or purchase of shares of the Company’s common stock. As of December 31, 2017, the 2017 Plan allowed for the issuance of up to 1,612,371 shares of the Company’s common stock for the issuance of stock options and restricted stock. In 2018, the 2017 Plan was amended to provide up to 21,527,273 shares of the Company’s common stock for the issuance of stock options and restricted stock. In February and May 2019, the 2017 Plan was amended to provide up to 36,227,273 shares of common stock for the issuance of stock options and restricted stock. At December 31, 2018 there were 3,523,383 shares available for future grant under the 2017 Plan. In 2018 and 2017, 7,997,066 and 17,045,455 shares, respectively, were issued to scientific founders outside of the 2017 Plan.

The 2017 Plan is administered by the board of directors. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, except that the exercise price per share of stock options may not be less than 100% of the fair market value of the common stock on the date of grant. Stock options awarded under the 2017 Plan expire 10 years after the grant date, unless the board of directors sets a shorter term. Vesting periods for awards under the 2017 Plan are determined at the discretion of the board of directors. Incentive stock options granted to employees and shares of restricted stock granted to officers, founders and consultants of the Company typically vest over four years. Certain options provide for accelerated vesting if there is a change in control, as defined in the 2017 Plan. Non-statutory options granted to employees, officers, members of the board of directors and consultants of the Company typically vest over four years.

For the year ended December 31, 2018 and for the period from January 25, 2017 (Inception) to December 31, 2017, the Company recorded stock-based compensation expense of $7.0 million and $0.2 million, respectively. Stock compensation expense for 2018 included: $3.6 million related to Beam common stock issued to scientific founders in connection with the Blink merger, $3.0 million related to restricted stock, and $0.4 million for stock options. Stock compensation expense for the period from January 25, 2017 (Inception) to December 31, 2017 included $0.2 million related to restricted stock and $3,000 related to stock options.

Stock-based compensation expense recorded as research and development and general and administrative expenses in the consolidated statements of operations and other comprehensive loss is as follows (in thousands):

	Year ended December 31,	Period from January 25, 2017 (inception) to December 31,
	2018	2017
Research and development	$5,893	$159
General and administrative	1,109	39

Total stock-based compensation expense	$7,002	$198

Stock options

The assumptions used in the Black-Scholes option-pricing model for stock options granted were

	Year ended December 31,	Period from January 25, 2017 (inception) to December 31,
	2018	2017
Expected volatility	79.4—83.1%	73.5–81.7%
Weighted-average risk-free interest rate	2.83%	2.15%
Expected dividend yield	0%	0%
Expected term (in years)	6.25	6.25–10.0

A summary of option activity under the 2017 Plan during the year ended December 31, 2018 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value(1) (in thousands)
Outstanding at January 1, 2018	539,644	$0.11	9.8	$—
Granted	10,681,934	$0.20
Exercised	(76,582)	$0.12
Forfeitures	—

Outstanding at December 31, 2018	11,144,996	$0.19	9.6	13,804

Vested and expected to vest as of December 31, 2018	11,144,996	$0.19	9.6	13,804

Exercisable as of December 31, 2018	272,147	$0.15	8.9	347

(1)	The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the estimated fair value of the common stock for the options that were in the money as of December 31, 2018 and 2017.

During the year ended December 31, 2018, the Company granted 1,135,909 stock options to certain employees to purchase shares of common stock that contain certain performance-based vesting criteria, primarily related to the achievement of certain development milestones related to editing applications, and the closing price of the Company’s common stock following an IPO. Recognition of stock-based compensation expense associated with these performance-based stock options commences when the performance condition is considered probable of achievement, using management’s best estimates, which consider the inherent risk and uncertainty regarding the future outcomes of the milestones. The achievement of the performance milestones was not considered probable, nor met, and therefore no expense has been recognized related to these awards for the year-ended December 31, 2018.

The weighted-average grant date fair value per share of stock options granted during the year ended December 31, 2018 and the period from January 25, 2017 (Inception) to December 31, 2017 was $0.25 and $0.08, respectively. The aggregate intrinsic value of stock options exercised during the year ended December 31, 2018 was $61,000. There were no options exercised during the period ended December 31, 2017.

The aggregate grant date fair value of stock options vested during the year ended December 31, 2018 and the period from January 25, 2017 (Inception) to December 31, 2017 was approximately $60,000 and $1,000, respectively.

As of December 31, 2018 and 2017, there was $2.2 million and $38,468, respectively, of unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted-average period of approximately 3.55 and 3.43 years, respectively.

Restricted stock

Pursuant to the 2017 Plan, the Company granted 1,022,727 shares of restricted common stock to a board member, having a fair value of $0.1 million, that vest over a period of 30 months. The Company also granted 50,000 shares of restricted to a consultant that vest over a period of four years. During 2017, the Company issued 17,045,455 shares of restricted common stock to certain scientific founders with a fair value of $1.9 million. A portion of the shares are subject to vesting over a period of four years with the commencement of vesting of the remaining shares upon the achievement of certain financing milestones, and in certain instances continued service after the milestones are achieved.

In 2018, the Company issued 7,997,066 shares of restricted common stock to certain scientific founders of Blink upon the Blink Merger (see Note 8, Blink Therapeutics), having a fair value of $7.2 million, and subject to vesting over a period of 3.5 years. In 2018, the Company granted 1,893,938 shares of restricted common stock of to certain scientific founders of the Company, having a grant date fair value of $0.4 million. A portion of these shares are subject to vesting over a period of four years, with the commencement of vesting of the remaining shares upon the achievement of certain financing milestones, and in certain instances continued service after the milestones are achieved. In 2018, the Company issued 3,815,647 shares of restricted common stock to an employee, having a fair value of $3.4 million, that vest over a period of four years.

If the holders of the above restricted common stock cease to have a business relationship with the Company, the Company may reacquire any unvested shares of common stock held by these individuals for the original purchase price, and in certain instances for no consideration. The amounts received to date for the purchase price of restricted stock are immaterial. The unvested shares of restricted common stock are not considered outstanding shares for accounting purposes until the shares vest.

A summary of the status of and change in unvested restricted stock as of December 31, 2018 was as follows:

	Shares	Weighted- average grant date fair value
Unvested as of January 25, 2017 (Inception)	—
Issued	18,118,182	$0.11
Vested	(1,729,249)	$0.11

Unvested as of December 31, 2017	16,388,933	$0.11
Issued	13,706,651	$0.80
Vested	(11,194,543)	$0.23

Unvested as of December 31, 2018	18,901,041	$0.57

The aggregate fair value of restricted shares that vested during the year ended December 31, 2018 and the period from January 25, 2017 (Inception) to December 31, 2017, was $4.6 million and approximately $0.2 million, respectively.

At December 31, 2018, there was approximately $10.9 million of unrecognized stock-based compensation expense related to restricted stock that is expected to vest. These costs are expected to be recognized over a weighted-average remaining vesting period of 2.8 years.

12. Net loss per share attributable to common stockholders

The following table summarizes the computation of basic and diluted net loss per share attributable to common stockholders of the Company (in thousands except share and per share amounts):

	Year ended December 31,	Period from January 25, 2017 (inception) to December 31,
	2018	2017

Numerator:
Net loss attributable to common stockholders	$(117,325)	$(9,687)

Denominator:
Weighted average number of common shares, basic and diluted	12,977,480	1,159,283

Net loss per common share attributable to common stockholders, basic and diluted	$(9.04)	$(8.36)

The Company’s potential dilutive securities, which include redeemable convertible preferred stock, unvested restricted stock, common stock options and shares issuable under anti-dilution rights have been excluded from the computation of diluted net loss per share as the effects would be anti-dilutive. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at period end, from the computation of diluted net loss per share attributable to common stockholders for the period indicated because including them would have had an anti-dilutive effect:

	Year ended December 31,	Period from January 25, 2017 (inception) to December 31,
	2018	2017
Redeemable convertible preferred stock	119,308,387	5,050,000
Unvested restricted stock	18,901,041	16,388,933
Outstanding options to purchase common stock	11,144,996	539,644
Shares issuable under anti-dilution rights	—	795,455

Total	149,354,424	22,774,032

Unaudited Pro Forma Net Loss Per Share

The unaudited pro forma basic and diluted net loss per share of common stock has been prepared to give effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock as if such conversion occurred on the later of January 1, 2018, or the issuance date of the redeemable convertible preferred stock. Further, the unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited basic and diluted pro forma net loss per share of common stock excludes the effects of accretion of redeemable convertible preferred stock to redemption value, including dividends on preferred stock, because the calculation gives effect to the conversion of shares of preferred stock, as if such conversion had occurred at January 1, 2018 or the date of the original issuance, whichever is later.

Year ended December 31,
2018

Numerator:
Net loss attributable to common stockholders—basic and diluted	$(117,325)
Accretion of redeemable convertible preferred stock to redemption value, including dividends on preferred stock	2,068

Pro forma net loss attributable to common stockholders—basic and diluted	$(115,257)

Denominator:
Weighted average number of common shares, basic and diluted	12,977,480

Pro forma adjustment to reflect automatic conversion of redeemable convertible preferred stock to common stock upon the completion of the proposed initial public offering	45,107,469

Pro forma weighted average common shares outstanding, basic and diluted	58,084,949

Pro forma net loss per common share attributable to common stockholders, basic and diluted	$(1.98)

13. Income taxes

A reconciliation of the income tax expense computed using the federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year ended December 31,	Period from January 25, 2017 (inception) to December 31,
	2018	2017
Federal statutory rate	21.0%	34.0%
Net operating loss carryforwards	—	—
State income taxes, net of federal benefit	2.2	4.4
Tax rate reduction due to the TCJA	—	(13.6)
Research and development tax credits	0.5	0.8
Nondeductible/ nontaxable permanent items	(13.4)	1.7
Other	—	(0.1)
Change in valuation allowance	(10.3)	(27.2)

Total	—%	—%

The components of the Company’s deferred taxes are as follows (in thousands):

	December 31,
	2018	2017

Deferred tax assets:
Net operating loss carryforwards	$10,971	$959
Capitalized costs—net of amortization	44	13
Research and development tax credits	963	62
Deferred rent	2,070	5
Accrued expenses	1,071	1,320
Property and equipment	(99)	(8)

Total deferred tax assets	15,020	2,351
Less: valuation allowance	(15,020)	(2,351)

Deferred tax assets, net	$—	$—

On December 22, 2017, the Tax Cuts and Jobs Act (the “TCJA”) was signed into law in the United States. The TCJA reduced the U.S. corporate income tax rate from 34% to 21% for tax years beginning after December 31, 2017. As a result of the newly enacted law, the Company was required to revalue all deferred tax assets and liabilities existing as of the date of enactment so as to reflect the reduction in the federal corporate income tax rate. This revaluation resulted in a reduction to the Company’s 2017 deferred tax asset of $998,000, with a corresponding reduction to the Company’s valuation allowance. Consequently, there was no impact on the accompanying consolidated financial statements that resulted from the reduction in the federal tax rate. Other relevant provisions of the TCJA did not have a material impact on the accompanying consolidated financial statements.

The Company had no income tax expense due to the operating loss incurred for the period from January 25, 2017 (Inception) to December 31, 2017 and the year ended December 31, 2018. Management has evaluated the positive and negative evidence bearing upon the realizability of the Company’s net deferred tax assets and has determined that it is more likely than not that the Company will not recognize the benefits of the net deferred tax assets. As a result, the Company has recorded a full valuation allowance at December 31, 2018 and 2017. The valuation allowance increased by $12.7 million in 2018, due to the increase in deferred tax assets, primarily due to net operating loss carryforwards, and research and development tax credits, and deductible accrued expenses. The valuation allowance increased by $2.4 million in 2017, as 2017 was the Company’s inception.

Realization of the future tax benefits is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carryforward period. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership, including a sale of the Company or significant changes in ownership due to sales of equity, may have limited, or may limit in the future, the amount of net operating loss carryforwards, which could be used annually to offset future taxable income. The Company has not completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the Company’s formation due to the significant complexity and cost associated with such study and because there could be additional changes in control in the future. As a result, the Company is not able to estimate the effect of the change in control, if any, on the Company’s ability to utilize net operating loss and research and development credit carryforwards in the future.

As of December 31, 2018, the Company had $40.2 million of federal and $40.2 million of state net operating loss carryforwards. If not utilized, the federal and state net operating loss carryforwards expire starting in 2037 and 2037, respectively. Included in the $40.2 million federal net operating loss carryforwards is $36.6 million of net operating loss generated in 2018 that will not expire. Additionally, as of December 31, 2018, the Company had

$0.6 million of federal and $0.5 million of Massachusetts tax credits that expire starting in 2037 and 2021, respectively.

As of December 31, 2018 and 2017, the Company had no uncertain tax positions. The Company recognizes both interest and penalties associated with unrecognized tax benefits as a component of income tax expense. The Company has not recorded any interest or penalties for unrecognized tax benefits since its inception.

The Company files income tax returns in the United States and the Commonwealth of Massachusetts in all tax years since inception. The tax year 2017 remain open to examination by these jurisdictions, as carryforward attributes generated in past years may be adjusted in a future period. The Company is not currently under examination by the Internal Revenue Service or any other jurisdiction for these years.

14. Related party transactions

For the year ended December 31, 2018, the Company made payments of $0.3 million, $0.2 million and $0.2 million and issued restricted shares with a grant date fair value of $0.3 million, $45,000 and $45,000 to each of the three founder shareholders for scientific consulting and other expenses. For the period from January 25, 2017 (Inception) to December 31, 2017, the Company made payments of $0.1 million to each of the three founder shareholders of the Company for scientific consulting services rendered during those periods.

In 2018, the Company purchased shares of Verve Therapeutics, Inc. (“Verve”) series A preferred stock valued at $0.3 million. The Company and Verve have a common board member.

In March 2018, certain of Beam’s investors formed Blink to hold certain intellectual property related to base editing. In September 2018, the Company exercised its option to acquire Blink (see Note 8, Blink Therapeutics).

15. Employee benefits

In 2018, the Company established a defined-contribution plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company is not required to make and has not made any matching contributions to the 401(k) Plan for the year ended December 31, 2018.

16. Subsequent events

The Company evaluated all subsequent events through July 26, 2019, the date that these consolidated financial statements were issued, to determine if such events should be reflected in these consolidated financial statements.

Redeemable convertible preferred stock

In February 2019, the Company authorized the sale of an additional 2,980,000 shares of Series B Preferred. In January and February 2019, the Company issued an additional 11,308,397 shares of Series B Preferred stock at a price of $3.36 per share, resulting in gross cash proceeds of $38.0 million.

Verve

In April 2019, the Company entered into a Collaboration and License Agreement with Verve. Under the terms of the agreement, the Company granted Verve an exclusive license to certain Company base editor technology, an exclusive license to the Company’s delivery technology, and an interest in a joint collaboration activity. Verve granted the Company a non-exclusive license under know-how and patents controlled by Verve, and an interest in joint collaboration technology.

In exchange for the Company’s licenses, the Company received 2,556,322 shares of Verve common stock. Additionally, Verve will make milestone payments to the Company for certain clinical and regulatory events. Either party may owe the other party other milestone payments for certain clinical and regulatory events related to the delivery technology products. To the extent there are sales of a licensed product, Verve is obligated to pay the Company royalties, as defined in the agreement. Royalty payments may become due by either party to the other based on the net sales of any commercialized delivery technology products under the agreement.

MIT lease

In April 2019, the Company entered into a noncancelable lease agreement with Massachusetts Institute of Technology (“MIT”) for 123,209 square feet of laboratory and office space to be built in Cambridge, Massachusetts. The leased space will be divided into two phases; phase one consisting of 92,554 square feet, and phase two consisting of 30,655 square feet. Monthly rent of $0.7 million for phase one will commence on the date which the phase one space is delivered to the Company, which is currently estimated to occur in August 2021. monthly rent of $0.3 million for phase two will commence four months after the date which the phase two space is delivered to the Company, which is currently estimated to occur in December 2022. The lease is subject to fixed rate escalation increases over the term of the lease. The lease expires 12 years from the phase two commencement date and the Company has the option to extend the lease for two extension terms of 5 years each. The landlord has agreed to fund up to $23.4 million of tenant improvements. Upon executing the lease, the Company provided the landlord a letter of credit of $11.8 million.

Beam Therapeutics Inc.

Condensed consolidated balance sheets

(in thousands, except share and per share amounts)

(unaudited)

	June 30,	December 31,	Pro forma June 30,
	2019	2018	2019

Assets

Current assets:
Cash and cash equivalents	$37,852	$146,443	$37,852
Marketable securities	88,908	—	88,908
Prepaid expenses and other current assets	2,629	1,832	2,629

Total current assets	129,389	148,275	129,389
Property and equipment, net	21,039	16,944	21,039
Restricted cash	13,329	1,493	13,329
Operating lease right-of-use assets	15,732	—	15,732
Other assets	1,058	300	1,058

Total assets	$180,547	$167,012	$180,547

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit

Current liabilities:
Accounts payable	$3,587	$7,351	$3,587
Accrued expenses	5,361	1,734	5,361
Derivative liabilities	4,400	2,400	4,400
Current portion of lease liability	1,962	—	1,962
Financing milestone liabilities payable	—	13,750	—
Deferred rent, current portion	—	352	—

Total current liabilities	15,310	25,587	15,310
Long-term lease liability	21,132	—	21,132
Deferred rent, net of current portion	—	7,224	—
Other liabilities	454	173	454

Total liabilities	36,896	32,984	36,896

Commitments and contingencies (See Notes 7 and 8)
Redeemable convertible preferred stock (See Note 10)	295,524	251,434	—

Stockholders’ (deficit) equity:
Common stock, $0.01 par value; 205,000,000 and 190,000,000 shares authorized, 44,246,723 and 43,857,849 issued, and 28,852,419 and 24,956,808 outstanding at June 30, 2019 and December 31, 2018, respectively; 174,863,507 issued and 159,469,203 outstanding as of June 30, 2019 (pro forma)	289	250	1,595
Additional paid-in capital	3,944	7,062	298,162
Accumulated other comprehensive income	83	—	83
Accumulated deficit	(156,189)	(124,718)	(156,189)

Total stockholders’ (deficit) equity	(151,873)	(117,406)	143,651

Total liabilities, redeemable convertible preferred stock, and stockholders’ (deficit) equity	$180,547	$167,012	$180,547

The accompanying notes are an integral part of these condensed consolidated financial statements.

Beam Therapeutics Inc.

Condensed consolidated statements of operations and other comprehensive loss

(in thousands, except share and per share amounts)

(unaudited)

	Six months ended June 30,
	2019	2018
License revenue	$6	$—

Operating expenses:
Research and development	21,859	14,167
General and administrative	8,906	5,323

Total operating expenses	30,765	19,490

Loss from operations	(30,759)	(19,490)

Other income (expense):
Change in fair value of derivative liabilities	(2,000)	(515)
Loss on issuance of preferred stock to investors	—	(67)
Change in fair value of preferred stock tranche liabilities	—	(321)
Other expense	(5)	—
Interest income	1,293	—

Total other income (expense)	(712)	(903)

Net loss	(31,471)	(20,393)
Unrealized gain on marketable securities	83	—

Comprehensive loss	$(31,388)	$(20,393)

Reconciliation of net loss to net loss attributable to common stockholders:
Net loss	$(31,471)	$(20,393)
Loss attributable to noncontrolling interest in Blink	—	130
Accretion of redeemable convertible preferred stock to redemption value, including dividends on preferred stock	(6,189)	(354)

Net loss attributable to common stockholders	$(37,660)	$(20,617)

Net loss per common share attributable to common stockholders, basic and diluted	$(1.40)	$(3.62)

Weighted-average common shares used in net loss per share attributable to common stockholders, basic and diluted	26,988,181	5,698,296

Pro forma net loss per common share attributable to common stockholders, basic and diluted	$(0.20)

Pro forma weighted-average common shares used in net loss per share attributable to common stockholders, basic and diluted	155,954,401

The accompanying notes are an integral part of these condensed consolidated financial statements.

Beam Therapeutics Inc.

Condensed consolidated statements of redeemable convertible preferred stock and stockholders’ deficit

(in thousands, except share amounts)

(unaudited)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Noncontrolling Interest	Total Stockholders’ Deficit	Redeemable Noncontrolling Interest
	Shares	Amount	Shares	Amount
Balance at December 31, 2017	5,050,000	$5,256	2,183,794	$22	$—	$—	$(9,461)	$—	$(9,439)	$—
Issuance of Series A-1 redeemable convertible preferred stock, net of issuance costs of $108 and including derecognition of preferred stock tranche liability of $769	21,783,324	22,659	—	—	—	—	—	—	—	—
Issuance of Series A-2 redeemable convertible preferred stock, net of issuance costs of $45	17,888,898	26,690	—	—	—	—	—	—	—	—
Issuance of Blink Series A redeemable convertible preferred stock		—	—	—	—	—	—	—	—	5,000
Issuance of Blink common stock	—	—	—	—	—	—	—	130	130	—
Accretion of redeemable convertible preferred stock to redemption value	—	354	—	—	(354)	—	—	—	(354)	—
Vesting of restricted common stock	—	—	7,764,322	78	(78)	—	—	—	—	—
Issuance of common stock related to anti-dilution rights, including derecognition of anti-dilution derivative liability of $300	—	—	3,432,955	34	481	—	—	—	515	—
Stock-based compensation	—	—	—	—	1,175	—	—	—	1,175	—
Net loss	—	—	—	—	—	—	(20,263)	(130)	(20,393)	—
Balance at June 30, 2018	44,722,222	$54,959	13,381,071	$134	$1,224	$—	$(29,724)	$—	$(28,366)	$5,000
Balance at December 31, 2018	119,308,387	$251,434	24,956,808	$250	$7,062	$—	$(124,718)	$—	$(117,406)	$—
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $95	11,308,397	37,901	—	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock to redemption value	—	6,189	—	—	(6,189)	—	—	—	(6,189)	—
Vesting of restricted common stock	—	—	3,506,737	35	(35)	—	—	—	—	—
Issuance of common stock related to license agreement	—	—	75,000	1	112	—	—	—	113	—
Stock-based compensation	—	—	—	—	2,942	—	—	—	2,942	—
Exercise of common stock options	—	—	313,874	3	52	—	—	—	55	—
Other comprehensive income	—	—	—	—	—	83	—	—	83	—
Net loss	—	—	—	—	—	—	(31,471)	—	(31,471)	—
Balance at June 30, 2019	130,616,784	$295,524	28,852,419	$289	$3,944	$83	$(156,189)	$—	$(151,873)	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

Beam Therapeutics Inc.

Condensed consolidated statements of cash flows

(in thousands)

(unaudited)

	Six months ended June 30,
	2019	2018

Cash flows from operating activities:
Net loss	$(31,471)	$(20,393)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,593	53
Loss on issuance of preferred stock to investors	—	67
Amortization of investment premiums	(332)	—
Stock-based compensation	2,942	1,207
Amortization of operating leases	578	—
Noncash research and development license expense	113	7,636
Change in fair value of derivative liabilities	2,000	515
Change in fair value of preferred stock tranche liabilities	—	321
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(797)	(726)
Other long-term assets	(78)
Accounts payable	1,540	2,114
Accrued expenses and other liabilities	1,421	424
Deferred rent liability	—	864
Operating lease liabilities	(792)	—
Financing milestone liabilities	(13,750)	—
Other long-term liabilities	(178)	—

Net cash used in operating activities	(37,211)	(7,918)

Cash flows from investing activities:
Purchases of property and equipment	(8,939)	(1,253)
Purchases of marketable securities	(88,493)	—

Net cash used in investing activities	(97,432)	(1,253)

Cash flows from financing activities
Proceeds from issuance of Series A-1 Preferred Stock, net	—	19,842
Proceeds from issuance of Series A-2 Preferred Stock, net	—	25,058
Proceeds from issuance of Series B Preferred Stock, net	37,901	—
Proceeds from issuance of Blink Series A Preferred Stock, net	—	4,874
Deferred financing fees	(68)	—
Proceeds from exercise of stock options	55	—

Net cash provided by financing activities	37,888	49,774

(Decrease) increase in cash, cash equivalents and restricted cash	(96,755)	40,603
Cash, cash equivalents and restricted cash—beginning of period	147,936	1,931

Cash, cash equivalents and restricted cash—end of period	$51,181	$42,534

Supplemental disclosure of noncash investing activities:
Property and equipment additions included in accounts payable	$884	$2,703

Receipt of common stock in exchange for technology license	$460	$—

Supplemental disclosures of noncash financing activities:
Issuance of Series A-1 and A-2 Preferred Stock for research and development license	$—	$3,716

Derecognition of preferred stock tranche liability	$—	$769

Issuance of common stock for research and development license	$113	$515

Equity issuance costs in accrued expenses	$152	$103

Accretion of redeemable convertible preferred stock to redemption value, including dividends on preferred stock	$6,189	$354

The accompanying notes are an integral part of these condensed consolidated financial statements.

Beam Therapeutics Inc.

Notes to condensed consolidated financial statements–(Unaudited)

1. Nature of the business and basis of presentation

Organization

Beam Therapeutics Inc. (the “Company” or “Beam”) is a research stage biotechnology company committed to creating a new class of precision genetic medicines, based on our proprietary base editing technology, with a vision of providing life-long cures to patients suffering from serious diseases. The Company was incorporated on January 25, 2017 (Inception) as a Delaware corporation and began operations in July 2017. Its principal offices are in Cambridge, Massachusetts.

Since its inception, the Company has devoted its efforts principally to research and development and raising capital. The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry including, but not limited to, technical risks associated with the successful research, development and manufacturing of product candidates, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Current and future programs will require significant research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure. Even if the Company’s drug development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

Basis of presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements. In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all adjustments that are necessary to present fairly the Company’s financial position as of June 30, 2019, the results of its operations and other comprehensive loss for the six months ended June 30, 2019 and 2018, redeemable convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2019 and 2018 and cash flows for the six months ended June 30, 2019 and 2018. Such adjustments are of a normal and recurring nature. The results for the six months ended June 30, 2019 are not necessarily indicative of the results for the year ending December 31, 2019, or for any future period. These interim financial statements should be read in conjunction with the audited financial statements as of and for the year ended December 31, 2018, and the notes thereto, which are included elsewhere in this prospectus.

The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Blink Therapeutics Inc, which is a Delaware subsidiary that holds certain intellectual property related to RNA base editing. All intercompany transactions and balances have been eliminated in consolidation.

2. Summary of significant accounting policies

The Company’s significant accounting policies are disclosed in the audited consolidated financial statements for the year ended December 31, 2018, included elsewhere in this prospectus. Since the date of those financial statements, there have been no changes to its significant accounting policies except as noted below.

Marketable Securities

The Company classifies marketable securities with a remaining maturity when purchased of greater than three months as available-for-sale. Available-for-sale securities are maintained by the Company’s investment managers and consist of commercial paper and high-grade corporate notes. Available-for-sale securities are carried at fair value with the unrealized gains and losses included in accumulated other comprehensive income as a component of stockholders’ equity until realized. Any premium or discount arising at purchase is amortized and/or accreted to interest income and/or expense over the life of the instrument. Realized gains and losses are determined using the specific identification method and are included in other income (expense).

Restricted cash

As of June 30, 2019, restricted cash represents collateral provided for letters of credit issued as a security deposits in connection with Company leases of its corporate facilities. As of June 30, 2019 and December 31, 2018, restricted cash was $13.3 million and $1.5 million, respectively.

Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, marketable securities and restricted cash. The Company attempts to minimize the risk related to marketable securities by working with highly rated financial institutions that invest in a broad and diverse range of financial instruments as defined by the Company. The Company has established guidelines relative to credit ratings and maturities intended to safeguard principal balances and maintain liquidity. The Company maintains its funds in accordance with its investment policy, which defines allowable investments, specifies credit quality standards and is designed to limit the Company’s credit exposure to any single issuer.

Deferred offering costs

The Company capitalizes incremental legal, professional, accounting and other third-party fees that are directly associated with the planned IPO as other non-current assets until the IPO is consummated. After consummation of the IPO, these costs will be recorded in stockholders’ deficit as a reduction of additional paid-in-capital generated as a result of the offering. If the Company terminates its plan for an IPO, any costs deferred will be expensed immediately. As of June 30, 2019 deferred offering costs were $0.2 million.

Comprehensive loss

Comprehensive loss is defined as the change in stockholders’ equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss includes net loss as well as other changes in stockholders’ deficit which includes certain changes in equity that are excluded from net loss. The Company’s only element of other comprehensive income is unrealized gains and losses on marketable securities.

Recently Adopted Accounting Pronouncements

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (“ASC 842”). The new lease standard requires leases to be accounted for using a right-of-use model, which recognizes that, at the date of commencement, a lessee has a financial obligation to make lease payments to the lessor for the right to use the underlying asset during the lease term. The lessee recognizes a corresponding right-of-use asset related to this right. Effective January 1, 2019, the Company early adopted ASC 842 using the modified retrospective approach, which provides a method for recording existing leases at adoption using the effective date as its date of initial application, for which prior periods are presented in accordance with the previous guidance in ASC 840, Leases (“ASC 840”). The Company made the following practical expedients elections: (1) elected the short-term lease exception, (2) did not elect hindsight and (3) elected to not separate its non-lease components from lease components. The Company also adopted the transitional practical expedients, which allowed the Company to carry forward its historical assessment of whether existing agreements contained a lease and the classification of the Company’s existing operating leases. As of January 1, 2019 and June 30, 2019, the Company did not have any financing leases.

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement. Leases with a term greater than one year are recognized on the balance sheet as right-of-use (“ROU”) assets and short-term and long-term lease liabilities, as applicable. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The Company typically only includes an initial lease term in its assessment of a lease arrangement. The Company also considers termination options and factors those into the determination of lease payments. Options to renew a lease are not included in the Company’s assessment unless there is reasonable certainty that the Company will renew.

Operating lease liabilities and their corresponding ROU assets are recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the ROU asset may be required for items such as incentives received. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. In transition to ASC 842, the Company utilized the remaining lease term of its leases in determining the appropriate incremental borrowing rates. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Impact of Adoption ASC 842 on the Consolidated Financial Statements

Consolidated Balance Sheet Data (in thousands):	January 1, 2019 (Prior to ASC 842 Adoption)	ASC 842 Adjustment	January 1, 2019 (As adjusted)
Operating lease assets(1)	—	14,218	14,218
Deferred rent, current portion(2)	352	(352)	—
Deferred rent, net of current portion(2)	7,224	(7,224)	—
Current portion of operating lease liability(3)	—	1,168	1,168
Long-term operating lease liability(3)	—	20,495	20,495

(1)	Represents recognition of operating lease right-of-use assets.

(2)	Represents reclassification of deferred rent to operating lease.

(3)	Represents recognition of operating lease liabilities.

The adoption of ASC 842 did not have a material effect on the Company’s consolidated statements of operations and other comprehensive loss or consolidated statements of cash flows. The Company will continue to report financial information for fiscal years ended before December 31, 2018 under ASC 840.

Revenue Recognition

The Company recognizes revenue in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and its related amendments (collectively known as “ASC 606”).

At inception, the Company determines whether contracts are within the scope of ASC 606 or other topics. For contracts that are determined to be within the scope of ASC 606, revenue is recognized when a customer obtains control of promised goods or services. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods and services. To achieve this core principle, the Company applies the following five steps (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when or as the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when the Company determines that collection of substantially all consideration for goods and services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration.

Performance obligations promised in a contract are identified based on the goods and services that will be transferred to the customer that are both capable of being distinct and are distinct in the context of the contract. To the extent a contract includes multiple promised goods and services, the Company applies judgment to determine whether promised goods and services are both capable of being distinct and distinct in the context of the contract. If these criteria are not met, the promised goods and services are accounted for as a combined performance obligation.

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods and services to the customer. To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method, depending on the nature of the variable consideration. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Any estimates, including the effect of the constraint on variable consideration, are evaluated at each reporting period for any changes. Determining the transaction price requires significant judgment.

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation on a relative standalone selling price basis unless the transaction price is variable and meets the criteria to be allocated entirely to a performance obligation or to a distinct service that forms part of a single performance obligation. The consideration to be received is allocated among the separate performance obligations based on relative standalone selling prices. The Company typically determines standalone selling prices using an adjusted market assessment approach model.

The Company satisfies performance obligations either over time or at a point in time. Revenue is recognized over time if either (i) the customer simultaneously receives and consumes the benefits provided by the entity’s performance, (ii) the entity’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced, or (iii) the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date. If the entity does not satisfy a performance obligation over time, the related performance obligation is satisfied at a point in time by transferring the control of a promised good or service to a customer.

Licenses of intellectual property (“IP”): If the license to the Company’s IP is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from consideration allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the licenses. For licenses that are combined with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition. See Note 9 for a discussion of our license agreement with Verve Therapeutics, Inc. (“Verve”)

Milestone payments: At the inception of each arrangement that includes development or regulatory milestone payments, the Company evaluates the probability of reaching the milestones and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur in the future, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received and therefore revenue recognized is constrained as management is unable to assert that a reversal of revenue would not be possible. The transaction price is then allocated to each performance obligation on a relative standalone selling price basis, for which the Company recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such development milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment. To date, the Company has not recognized any milestone revenue resulting from any of its agreements.

Commercial Milestone Payments and Royalties: For arrangements that include sales-based royalties, including milestone payments based on levels of sales, if the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any royalty revenue resulting from any of its agreements.

When no performance obligations are required of the Company, or following the completion of the performance obligation period, such amounts are recognized as revenue upon transfer of control of the goods or services to the customer. Generally, all amounts received or due other than sales-based milestones and royalties are classified as license fees. Sales-based milestones and royalties will be recognized as royalty revenue at the later of when the related sales occur or when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

Deferred revenue arises from amounts received in advance of the culmination of the earnings process and is recognized as revenue in future periods as performance obligations are satisfied. Deferred revenue expected to be recognized within the next twelve months is classified as a current liability. Upfront payment contract liabilities resulting from the Company’s license agreements do not represent a financing component as the payment is not financing the transfer of goods or services, and the technology underlying the licenses granted reflects research and development expenses already incurred by the Company.

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The FASB has subsequently issued amendments to ASU 2016-13, which will be effective for the Company January 1, 2021. These standards require that credit losses be reported using an expected losses model rather than the incurred losses model that is currently used, and establishes additional disclosures related to credit risks. For available-for-sale securities with unrealized losses, these standards now require allowances to be recorded instead of reducing the amortized cost of the investment. The adoption of ASU 2016-13 is not expected to have a material effect on the Company’s consolidated financial statements or disclosures.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (“ASC 808”) which clarifies certain transactions between collaborative arrangement participants should be accounted for as revenue when the collaborative arrangement participant is a customer in the context of a unit of account and precludes recognizing as revenue consideration received from a collaborative arrangement participant if the participant is not a customer. ASC 808 will be effective for the Company in the first quarter of fiscal 2021, with early adoption permitted. A retrospective adoption to the date the Company adopted ASC 606 is required by recognizing a cumulative-effect adjustment to the opening balance or retained earnings of the earliest period presented. The Company is currently evaluating the impact of the adoption of this standard on its financial statements.

3. Property and equipment, net

Property and equipment consist of the following (in thousands):

	June 30,	December 31,
	2019	2018
Leasehold improvements	$11,744	$10,262
Lab equipment	9,473	6,313
Furniture and fixtures	878	575
Computer equipment	561	455
Construction in process	637	—

Total property and equipment	23,293	17,605
Less accumulated depreciation	(2,254)	(661)

Property and equipment, net	$21,039	$16,944

Depreciation expense for the six months ended June 30, 2019 and 2018 was $1.6 million and $0.1 million, respectively.

4. Fair Value of financial instruments

The Company’s financial instruments that are measured at fair value on a recurring basis consist of cash equivalents, marketable securities and success payment derivative liabilities pursuant to its license agreements with the President and Fellows of Harvard College (“Harvard”) and the Broad Institute (“Broad”).

The following tables set forth the fair value of the Company’s financial assets and liabilities by level within the fair value hierarchy (in thousands):

	As of June 30, 2019
	Carrying amount	Fair value	Quoted prices in active markets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Assets
Money market funds	$35,561	$35,561	$35,561	$—	$—
Marketable securities:
Commercial paper	50,900	50,900	—	50,900	—
Corporate notes	38,008	38,008	—	38,008	—

Total Assets	124,469	124,469	35,561	88,908	—

Liabilities
Success payment liabilities	4,400	4,400	—	—	4,400

Total Liabilities	$4,400	$4,400	$—	$—	$4,400

	As of December 31, 2018
	Carrying amount	Fair value	Quoted prices in active markets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Assets
Money market funds	$80,093	$80,093	$80,093	$—	$—

Total assets	$80,093	$80,093	$80,093	$—	$—

Liabilities
Success payment liabilities	$2,400	$2,400	$—	$—	$2,400

Total Liabilities	$2,400	$2,400	$—	$—	$2,400

During the six months ended June 30, 2019 and the year ended December 31, 2018, there were no transfers among the level 1, level 2 and level 3 categories

Cash Equivalents—Cash equivalents of $35.6 million and $80.1 million as of June 30, 2019 and December 31, 2018, respectively consisted of money market funds and are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

Marketable Securities—The Company measures its marketable securities at fair value on a recurring basis and classifies those instruments within Level 2 of the fair value hierarchy. Marketable securities are classified within Level 2 of the fair value hierarchy because pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Success Payment Liabilities—The Company is required to make payments to Harvard and Broad based upon increases in the per share fair market value of the Company’s Series A-1 Preferred Stock (“Series A-1 Preferred”) and Series A-2 Preferred Stock (“Series A-2 Preferred” and together with the Series A-1 Preferred, the “Series A Preferred”) at specified future dates. The Company’s liability for the share-based success payments under the Harvard and Broad License Agreements are carried at fair value. To determine the estimated fair value of the success payment liability, the Company uses a Monte Carlo simulation methodology, which models the future movement of stock prices based on several key variables.

The following variables were incorporated in the calculation of the estimated fair value of the Harvard success payment liability at June 30, 2019:

Fair value of Series A Preferred (per share)	$3.15
Expected volatility	76%
Expected term (years)	0.34-8.51

The fair value of the Harvard success payment liability at June 30, 2019 and December 31, 2018 was $2.2 million and $1.2 million, respectively.

The following variables were incorporated in the calculation of the estimated fair value of the Broad success payment liability at June 30, 2019:

Fair value of Series A Preferred (per share)	$3.15
Expected volatility	76%
Expected term (years)	0.34-8.51

The fair value of the Broad success payment liability at June 30, 2019 and December 31, 2018 was $2.2 million and $1.2 million, respectively.

The fair value of the Series A Preferred was determined by management with the assistance of an independent third-party specialist. The computation of expected volatility was estimated using available information about the historical volatility of stocks of similar publicly traded companies for a period matching the expected term assumption. In addition, the Company incorporated the estimated number, timing, and probability of valuation measurement dates in the calculation of the success payment liability.

The reconciliation of changes in the fair value of financial instruments based on Level 3 inputs for six-months ended June 30, 2018 and 2019 are as follows (in thousands):

	Tranche liabilities	Anti- dilution issuance right liability	Financial milestone payment liabilities	Success payment liability	Total
Balance at December 31, 2017	$1,010	$300	$3,500	$900	$5,710
Fair value at issuance (Included in research and development expense)	—	70	4,300	800	5,170
Issuance of Series A Preferred	(769)	—	—	—	(769)
Issuance of common stock	—	(515)	—	—	(515)
Payments	—	—	(1,250)	—	(1,250)
Reclassification to other accrued expenses	—	—	(1,750)	—	(1,750)
Change in fair value	321	215	400	(100)	836

Balance at June 30, 2018	$562	$70	$5,200	$1,600	$7,432

Success payment liability
Balance at December 31, 2018	$2,400
Payments	—
Changes in fair value	2,000

Balance at June 30, 2019	$4,400

5. Marketable Securities

The following table summarizes the Company’s marketable securities held at June 30, 2019 (in thousands):

	As of June 30, 2019
Description	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Commercial paper	$50,846	$54	$—	$50,900
Corporate notes	37,979	29	—	38,008

Total	$88,825	$83	$—	$88,908

The Company held no marketable securities at December 31, 2018.

The amortized cost of marketable securities is adjusted for amortization of premiums and accretion of discounts to maturity. At June 30, 2019, the balance in the Company’s accumulated other comprehensive income was comprised solely of activity related to the Company’s marketable securities. There were no realized gains or losses recognized on the sale or maturity of marketable securities for the six months ended June 30, 2019 and, as a result, the Company did not reclassify any amounts out of accumulated other comprehensive income for the same period.

The Company held no securities in an unrealized loss position at June 30, 2019. In addition, the Company determined that there was no material change in the credit risk of any of its investments. As a result, the Company determined it did not hold any investments with any other-than-temporary impairment as of June 30, 2019. The weighted-average maturity of the Company’s portfolio was approximately 3.6 months as of June 30, 2019.

6. Accrued expenses

Accrued expenses consist of the following (in thousands):

	June 30,	December 31,
	2019	2018
Professional fees	$2,935	$673
Research costs	1,131	66
Employee compensation and related benefits	1,099	954
Other	196	41

Total	$5,361	$1,734

7. Leases

In 2018, the Company signed a noncancelable lease for 38,203 square feet of office and laboratory space in Cambridge, Massachusetts. The lease commenced in March 2018 and has a 10.6 year term. The Company has an option to extend the lease for one five-year term. The lease is subject to fixed rate escalation increases and the landlord waived the Company’s rent obligation for the first seven months of the lease, having an initial value of $1.7 million. The landlord also agreed to fund up to $6.1 million in tenant improvements. The Company recorded the tenant improvements as leasehold improvements and deferred rent on the December 31, 2018 consolidated balance sheet. With the adoption of ASC 842, the Company has recorded an operating lease right-of-use asset and corresponding lease liability. The operating lease right-of-use asset and corresponding lease liability do not include the additional five-year period under the option as management does not believe there is reasonable certainty the Company will exercise the option.

In October 2018, the Company entered into a lease for laboratory space in Cambridge, Massachusetts. The agreement is subject to fixed rate escalation increases. The lease commenced on April 1, 2019 and expires two years from the commencement date. The Company is reasonably certain that it will extend the lease beyond the expiration date to December 31, 2021 and therefore has included the extension in the lease liability calculation. The Company recognized an operating lease right-of-use asset and corresponding lease liability of $2.1 million upon commencement of this lease.

The Company identified and assessed the following estimates in recognizing the operating lease right-of-use asset and corresponding liability:

•

Expected lease term: The expected lease term for those leases commencing prior to January 1, 2019 did not change with the adoption of ASC 842. The expected lease term for leases commencing after the adoption of ASC 842 includes noncancelable lease periods and, when applicable, periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option, as well as periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.

•

Incremental borrowing rate: As the discount rates in the Company’s lease are not implicit, the Company estimated the incremental borrowing rate based on the rate of interest the Company would have to pay to borrow a similar amount on a collateralized basis over a similar term.

•

Lease and non-lease components: The Company is required to pay fees for operating expenses in addition to monthly base rent for certain operating leases (non-lease components). The Company has elected the practical expedient which allows non-lease components to be combined with lease components for all asset classes. Variable non-lease components are not included within the lease right-of-use asset and lease liability on the condensed consolidated balance sheet, and instead are reflected as expense in the period.

The following table summarizes the operating lease right-of-use assets and liabilities as of June 30, 2019 (in thousands):

Assets
Operating lease right-of-use assets	$15,732

Total lease assets	15,732

Liabilities
Current
Current portion of lease liability	1,962
Non-current
Long-term lease liability, net of current portion	21,132

Total lease liabilities	$23,094

The following table summarizes operating lease costs included in research and development and general and administrative expense, as well as sublease income (in thousands):

Six months ended June 30, 2019
Operating lease costs	$1,619
Variable lease costs	299
Short-term lease costs	99
Sublease income	(22)

Net lease cost	$1,995

The following table summarizes the maturity of undiscounted payments due under lease liabilities and the present value of those liabilities as of June 30, 2019 (in thousands):

Years ending December 31,	Amount
Remainder of 2019	$2,081
2020	4,104
2021	4,069
2022	3,281
2023	3,379
2024	3,480
Thereafter	13,997

Total	34,391
Present value adjustment	(11,297)

Present value of lease liabilities	$23,094

The following table summarizes the lease term and discount rate as of June 30, 2019:

Weighted-average remaining lease term (years)
Operating leases	8.6

Weighted-average discount rate
Operating leases	9.9%

The following table summarizes the cash paid for amounts included in the measurement of lease liabilities for the six months ended June 30, 2019 (in thousands):

Cash paid for amounts included in the measurement of lease liabilities	$1,702

Operating cash flows from operating leases	$1,702

As of December 31, 2018, prior to the adoption of ASC 842, the estimated minimum future lease payments for the next five years and thereafter is as follows (in thousands):

Years ending December 31,	Amount
2019	$3,699
2020	3,954
2021	3,413
2022	3,281
2023	3,379
Thereafter	17,476

Total future minimum lease payments	$35,202

Rent expense for the six months ended June 30, 2018 was $1.2 million.

In April 2019, the Company entered into a noncancelable lease agreement with Massachusetts Institute of Technology (“MIT”) for 123,209 square feet of laboratory and office space to be built in Cambridge, Massachusetts. The leased space will be divided into two phases; phase one consisting of 92,554 square feet, and phase two consisting of 30,655 square feet. Monthly rent of $0.7 million for phase one will commence on the date which the phase one space is delivered to the Company, which is currently estimated to occur in August 2021. Monthly rent of $0.3 million for phase two will commence four months after the date which the phase two space is delivered to the Company, which is currently estimated to occur in December 2022. The lease is subject to fixed rate escalation increases over the term of the lease. The lease expires 12 years from the phase two commencement date and the Company has the option to extend the lease for two terms of 5 years each. The landlord has agreed to fund up to $23.4 million of tenant improvements. Upon executing the lease, the Company made a security deposit of $11.8 million in the form of a letter of credit, which is included in restricted cash as of June 30, 2019. As the commencement date of this lease has not occurred as of June 30, 2019, no operating lease ROU asset or lease liability has been recorded in the accompanying consolidated balance sheets. The total amount of undiscounted lease payments due under the MIT lease is $168.7 million.

8. License agreements

Bio Palette

In March 2019, the Company entered into a license agreement with Bio Palette Co., Ltd. (“Bio Palette”) pursuant to which the Company received an exclusive (even as to Bio Palette), sublicensable license under certain patent rights related to base editing owned or controlled by Bio Palette to exploit products for the treatment of human disease throughout the world, but excluding products in the microbiome field in Asia (the “Bio Palette License Agreement”). In addition, the Company granted Bio Palette an exclusive (even as to the Company) license under certain patent rights related to base editing and gene editing owned or controlled by the Company to exploit products in the microbiome field in Asia. Each party to the agreement retains non-exclusive rights to develop and manufacture products in the microbiome field worldwide for the sole purpose of exploiting those products in its own territory. Each party agrees to certain coordination obligations in the microbiome field in the event that either party determines not to exploit their rights in such field.

Upon the execution of the Bio Palette License Agreement, the Company paid Bio Palette an upfront fee of $0.5 million and issued to Bio Palette 75,000 shares of its common stock valued at $0.1 million. If a certain Bio Palette patent issues in the United States, the Company will pay an additional amount in the low seven figures and will issue to Bio Palette an additional number of shares of the Company’s common stock in the low six figures. The Company has recorded the $0.6 million of initial consideration within research and development expense. The Company also agreed to pay a royalty at a fraction of a percent on net sales of products that are covered by the patents licensed by Bio Palette to the Company, and Bio Palette agreed to pay a royalty at a fraction of a percent on net sales of products that are covered by the patents licensed by the Company to Bio Palette. The royalty term for a product in a country will terminate on the later of the expiration of (i) patent based exclusivity with respect to such licensed product in such country or (ii) regulatory exclusivity with respect to such licensed product in such country.

Unless earlier terminated, the Bio Palette License Agreement will expire on a licensed product-by-licensed product and country-by-country basis upon the expiration of the applicable royalty term for each such licensed product and country. Each party has the right to terminate the Bio Palette License Agreement for convenience with respect to the license granted to such party subject to a specified notice period. Either party may terminate the Bio Palette License Agreement with respect to the license granted to the other party for a material breach by the other party, subject to a specified notice and cure period. Additionally, either party may also terminate the Bio Palette License Agreement in the event of the other party’s bankruptcy or insolvency or if the other party, its affiliates or sublicensees brings a patent challenge relating to any licensed patents (but, in the case of such a patent challenge by a sublicensee, subject to a cure period for such party to terminate its agreement with the sublicensee that has taken the applicable action).

The Company concluded that the licenses acquired from Bio Palette did not meet the accounting definition of a business as inputs, but no processes or outputs were acquired with the licenses, and the licensed technology had not achieved technological feasibility. As the inputs that were acquired along with the license do not constitute a “business,” the transaction has been accounted as an asset acquisition. As of the date of the Bio Palette License Agreement, the assets acquired had no alternative future use and the assets had not reached a stage of technological feasibility. As a result, all share-based and cash payment obligations have been recorded as research and development expense in the condensed consolidated financial statements.

To the extent achieved, the Company is required to make a certain milestone payment to Bio Palette. The triggering of this milestone was not considered probable at the inception of the agreement, and no expense has been recorded as of June 30, 2019. To the extent products are commercialized under the Bio Palette License Agreement, the Company will accrue royalty expense for the amount it is obligated to pay, with adjustments as sales are made.

Other License Arrangements

Prior to 2019, the Company entered into various research agreements with various academic and health care institutions to reimburse these institutions to cover certain research and development activities relevant to its programs. The Company recorded $0.1 million and $9.2 million as research and development expense in the six months ended June 30, 2019 and 2018, respectively, related to these agreements. The Company has paid a total of $23.9 million in cash and non-cash consideration to these institutions through June 30, 2019.

9. Verve Collaboration and License Agreement

In April 2019, the Company entered into a Collaboration and License Agreement with Verve (“Verve License Agreement”) to investigate gene editing strategies to modify genes associated with an increased risk of coronary diseases. Under the terms of the agreement, the Company granted Verve an exclusive license to certain Company base editor technology and certain delivery technology, and improvements and Verve granted the Company a non-exclusive license under certain know-how and patents controlled by Verve, an interest in joint collaboration technology and an exclusive license (except as to Verve) under certain delivery technology. Verve is responsible for all costs associated with the research and development activities under the Verve

License agreement. The Company has the option to share in the future development of certain products, with no associated fee at the time the right is exercised. Upon exercise of the Company’s option, the profits and expenses of such product will be shared, as defined in the agreement. To date, the Company has not exercised its option.

In connection with the Verve License Agreement, Verve issued the Company 2.6 million shares of its common stock as partial consideration for the licenses granted, having a fair value of $0.5 million. The fair value of the Verve common stock was determined by management with the assistance of a third party valuation specialist. In addition, to the extent certain clinical, regulatory, and commercial milestones are met with respect to licensed products, Verve will be required to pay to Beam certain amounts, as defined in the agreement. Either party may owe the other party other milestone payments for certain clinical and regulatory events related to the delivery technology products. Royalty payments may become due by either party to the other based on the net sales of any delivery technology products under the agreement. Lastly, to the extent there are sales of a licensed product, Verve is obligated to pay the Company royalties, as defined in the agreement. The term of the agreement commenced in April 2019 and, unless earlier terminated in accordance with the terms of the agreement, will continue until the last to expire royalty term for any licensed product.

The Company determined that the performance obligations associated with the Verve License Agreement are the combined licenses and improvements related to the licensed technology. All other items promised to Verve are immaterial in the context of the agreement. The fair value of the shares issued by Verve to the Company were considered a fixed upfront payment of $0.5 million in the form of noncash consideration. The Company determined that its performance obligations associated with the Verve License Agreement at contract inception were not distinct and represented a single performance obligation, and that the obligations would be completed over the performance period of the agreement. Accordingly, the upfront payment will be recognized as revenue using a time-based proportional performance model over the contract term (April 2019 through 2038) of the collaboration, as license revenue. For the six months ended June 30, 2019, the Company recognized $6.1 thousand of license revenue and has recorded $0.5 million of deferred revenue. To date, no commercial milestone payments or royalties are due. The remaining fees that may be paid under the agreement are considered variable consideration and will be constrained until it is probable that a significant revenue reversal would not occur. To date, the Company has not exercised its option to opt-in to a licensed product and no milestones or royalties have been achieved.

10. Redeemable convertible preferred stock

As of June 30, 2019, the authorized stock of the Company included 130,668,210 shares of $.01 par value redeemable convertible preferred stock.

In January and February 2019, the Company issued an additional 11,308,397 shares of Series B Preferred Stock at a price of $3.36 per share, resulting in net cash proceeds of $37.9 million.

At June 30, 2019 and December 30, 2018, the Series A Preferred and Series B Preferred consisted of the following (in thousands, except for share data):

	June 30, 2019
	Preferred stock authorized	Preferred stock issued and outstanding	Carrying value	Liquidation preference	Common stock issuable upon conversion
Series A-1 Preferred	26,833,324	26,833,324	$29,796	$29,796	26,833,324
Series A-2 Preferred	63,604,886	63,604,886	125,647	97,986	63,604,886
Series B Preferred	40,230,000	40,178,574	140,081	140,081	40,178,574

	130,668,210	130,616,784	$295,524	$267,863	130,616,784

	December 31, 2018
	Preferred stock authorized	Preferred stock issued and outstanding	Carrying value	Liquidation preference	Common stock issuable upon conversion
Series A-1 Preferred	26,833,324	26,833,324	$28,734	$28,734	26,833,324
Series A-2 Preferred	63,604,886	63,604,886	125,647	97,986	63,604,886
Series B Preferred	37,250,000	28,870,177	97,053	97,053	28,870,177

	127,688,210	119,308,387	$251,434	$223,773	119,308,387

11. Common stock

The Company was authorized to issue up to 205,000,000 shares of common stock with a $0.01 par value per share as of June 30, 2019.

The holders of common stock are entitled to one vote for each share of common stock. Subject to the payment in full of all preferential dividends to which the holders of the Preferred Stock are entitled, the holders of common stock shall be entitled to receive dividends out of funds legally available. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, after the payment or provision for payment of all debts and liabilities of the Company and all preferential amounts to which the holders of Preferred Stock are entitled with respect to the distribution of assets in liquidation, the holders of common stock shall be entitled to share ratably in the remaining assets of the Company available for distribution.

As of June 30, 2019, the Company has reserved 130,616,784 shares of common stock for the potential conversion of Preferred Stock and 19,948,440 shares of common stock for the potential exercise of outstanding stock options under the 2017 Plan.

12. Stock option plan and grant plan

2017 stock option and grant plan

In February and May 2019, the Company’s 2017 Stock Option and Grant Plan (the “2017 Plan”) was amended to provide up to 36,227,273 shares of common stock for the issuance of stock options and restricted stock. At June 30, 2019, there were 9,106,065 shares available for future grant under the 2017 Plan.

Stock-based compensation expense recorded as research and development and general and administrative expenses in the condensed consolidated statements of operations and other comprehensive loss is as follows (in thousands):

	Six months ended June 30,
	2019	2018
Research and development	$1,975	$1,163
General and administrative	967	44

Total stock-based compensation expense	$2,942	$1,207

Stock options

The assumptions used in the Black-Scholes option-pricing model for stock options granted were:

	Six months ended June 30,
	2019	2018
Expected volatility	86.4-87.6%	79.4-82.6%
Weighted-average risk-free interest rate	2.23%	2.80%
Expected dividend yield	0%	0%
Expected term (in years)	6.25	6.25

A summary of option activity under the 2017 Plan during the six months ended June 30, 2019 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value(1) (in thousands)
Outstanding at December 31, 2018	11,144,996	$0.19	9.6	$13,804
Granted	9,421,589	$1.37
Exercised	(313,874)	$0.18
Forfeitures	(304,271)	$0.21

Outstanding at June 30, 2019	19,948,440	$0.75	9.5	20,978

Vested and expected to vest as of June 30, 2019	19,948,440	$0.75	9.5	20,978

Exercisable as of June 30, 2019	2,615,562	$0.23	9.0	4,100

(1)	The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the estimated fair value of the common stock for the options that were in the money as of June 30, 2019.

During the year ended December 31, 2018 and the six months ended June 30, 2019, the Company granted 1,135,909 and 600,389 stock options to certain employees to purchase shares of common stock that contain certain performance-based vesting criteria, primarily related to the achievement of certain development milestones related to editing applications, and the closing price of the Company’s common stock following an IPO, respectively. Recognition of stock-based compensation expense associated with these performance-based stock options commences when the performance condition is considered probable of achievement, using management’s best estimates, which consider the inherent risk and uncertainty regarding the future outcomes of the milestones. The achievement of the performance milestones was not considered probable, nor met, and therefore no expense has been recognized related to these awards as of June 30, 2019.

The weighted-average grant date fair value per share of stock options granted during the six months ended June 30, 2019 was $1.17. The aggregate intrinsic value of stock options exercised during the six months ended June 30, 2019 was $0.5 million.

As of June 30, 2019, there was $12.2 million of unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted-average period of approximately 3.4 years.

Restricted stock

At June 30, 2019, there was approximately $9.0 million of unrecognized stock-based compensation expense related to restricted stock that is expected to vest. These costs are expected to be recognized over a weighted-average remaining vesting period of 2.3 years.

A summary of the status of and change in unvested restricted stock as of June 30, 2019 was as follows:

	Shares	Weighted- average grant date fair value
Unvested as of December 31, 2018	18,901,041	$0.57
Issued	—	$—
Vested	(3,506,737)	$0.51

Unvested as of June 30, 2019	15,394,304	$0.59

13. Net loss per share attributable to common stockholders

The following table summarizes the computation of basic and diluted net loss per share attributable to common stockholders of the Company (in thousands except share and per share amounts):

	Six months ended June 30,
	2019	2018

Numerator:
Net loss attributable to common stockholders	$(37,660)	$(20,617)

Denominator:
Weighted average number of common shares, basic and diluted	26,988,181	5,698,296

Net loss per common share attributable to common stockholders, basic and diluted	$(1.40)	$(3.62)

The Company’s potential dilutive securities, which include redeemable convertible preferred stock, unvested restricted stock and common stock options have been excluded from the computation of diluted net loss per share as the effects would be anti-dilutive. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at period end, from the computation of diluted net loss per share attributable to common stockholders for the period indicated because including them would have had an anti-dilutive effect:

	Six months ended June 30,
	2019	2018
Redeemable convertible preferred stock	130,616,784	44,722,222
Unvested restricted stock	15,394,304	26,158,426
Outstanding options to purchase common stock	19,948,440	5,205,553

Total	165,959,528	76,086,201

Pro Forma Net Loss Per Share

The unaudited pro forma basic and diluted net loss per share of common stock has been prepared to give effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock as if such conversion occurred on the later of January 1, 2018, or the issuance date of the redeemable convertible preferred stock. Further, the unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited basic and diluted pro forma net loss per share of common stock excludes the effects of accretion of redeemable convertible preferred stock to redemption value, including dividends on preferred stock, because the calculation gives effect to the conversion of shares of preferred stock as if such conversion had occurred at January 1, 2018 or the date of the original issuance, whichever is later.

Six months ended June 30,
2019

Numerator:
Net loss attributable to common stockholders—basic and diluted	$(37,660)
Accretion of redeemable convertible preferred stock to redemption value, including dividends on preferred stock	6,189

Pro forma net loss attributable to common stockholders—basic and diluted	$(31,471)

Denominator:
Weighted average number of common shares, basic and diluted	26,988,181

Pro forma adjustment to reflect automatic conversion of redeemable convertible preferred stock to common stock upon the completion of the proposed initial public offering	128,966,220

Pro forma weighted average common shares outstanding, basic and diluted	155,954,401

Pro forma net loss per common share attributable to common stockholders, basic and diluted	$(0.20)

14. Income taxes

During the six months ended June 30, 2019, and June 30, 2018, the Company recorded a full valuation allowance on federal and state deferred tax assets since management does not forecast the Company to be in a taxable position in the near future.

15. Related party transactions

For the six months ended June 30, 2019, the Company made payments of $0.1 million to each of the three founding shareholders. For the six months ended June 30, 2018, the Company made payments of $0.2, $0.1 and $0.1 million to each of the three founding shareholders. These payments were for scientific consulting and other expenses.

See Note 9 for a description of the Company’s Collaboration and License Agreement with Verve. The Company and Verve have a common board member.

In March 2018, certain of Beam’s investors formed Blink to hold certain intellectual property related to base editing. In September 2018, the Company exercised its option to acquire Blink.

16. Subsequent events

The Company evaluated all subsequent events through September 6, 2019, the date that these condensed consolidated financial statements were issued, to determine if such events should be reflected in these condensed consolidated financial statements.

Equipment Lease

In July 2019, the Company entered into an agreement to sell and lease back certain laboratory equipment to CSC Leasing Company (“CSC”). In July 2019, the Company received $3.8 million in proceeds from the sale of equipment.

Payments under the leaseback are due monthly through July 2023 and total $4.3 million.

Beam Therapeutics Inc.

shares of common stock

Joint bookrunning managers

J.P. Morgan	Jefferies	Barclays

Lead manager

Wedbush PacGrow

                    , 2019

Through and including                     , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

Information not required in prospectus

Item 13. other expenses of issuance and distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee:

Item	Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer Agent fees and expenses		*
Miscellaneous expenses		*
Total	$	*

* To	be completed by amendment

Item 14. indemnification of directors and officers.

As permitted by Section 102(b)(7) of the DGCL, we plan to include in our amended and restated certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our amended and restated certificate of incorporation and by-laws will provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified, in each case except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145(a) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

We have entered into indemnification agreements with our directors and, prior to the completion of this offering, intend to enter into indemnification agreements with each of our officers. These indemnification agreements will provide broader indemnity rights than those provided under the DGCL and our amended and restated certificate of incorporation. These indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.

The underwriting agreement will provide that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act.

We maintain directors’ and officers’ liability insurance for the benefit of our directors and officers.

Item 15. recent sales of unregistered securities.

The following list sets forth information regarding all unregistered securities sold by us since January 25, 2017, the date or our inception. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

Issuances of capital stock

In 2017 and 2018, we issued an aggregate of 26,833,324 shares of our Series A-1 convertible preferred stock for aggregate considerations of $25.0 million to 20 investors.

In 2018, we issued an aggregate of 33,604,886 shares of our Series A-2 convertible preferred stock for aggregate consideration of $48.6 million to 21 investors, and Blink issued an aggregate of 15,000,000 even shares of its series A convertible preferred stock for aggregate consideration of $15.0 million to 19 investors, each of which converted into two shares of our Series A-2 convertible preferred stock upon consummation of the Blink Merger.

In 2018 and 2019, we issued an aggregate of 40,178,574 shares of our Series B convertible preferred stock for aggregate consideration of $135.0 million to 27 investors.

No underwriters were used in the foregoing transactions. All sales of securities described above were made in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act for transactions by an issuer not involving a public offering.

Grants of stock options and restricted stock

Since January 1, 2019, we have granted restricted stock and stock options to purchase an aggregate of 11,981,589 shares of our common stock at a weighted-average exercise price of $1.71 to employees and directors.

In 2018, we granted stock options to purchase an aggregate of 10,681,934 shares of our common stock at a weighted-average exercise price of $0.20 to employees, directors and consultants.

In 2017, we granted stock options to purchase an aggregate of 539,644 shares of our common stock at a weighted-average exercise price of $0.11 to employees, directors and consultants.

The issuances of the above securities were exempt either pursuant to Rule 701, as transactions pursuant to a compensatory benefit plan, or pursuant to Section 4(a)(2), as transactions by an issuer not involving a public offering.

Item 16. exhibits and consolidated financial statement schedules.

(a) Exhibits

See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b) Consolidated Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit index

Exhibit number	Description of document

1.1*	Form of Underwriting Agreement

3.1*	Certificate of Amendment to Third Amended Certificate of Incorporation of Beam Therapeutics Inc.

3.2*	Form of Fourth Amended Certificate of Incorporation of Beam Therapeutics Inc. (to be effective upon the closing of this offering)

3.3*	Form of Amended and Restated By-laws of Beam Therapeutics Inc. (to be effective upon the closing of this offering)

4.1*	Specimen stock certificate evidencing shares of common stock

4.2**	Amended and Restated Investors’ Rights Agreement, by and among Beam Therapeutics Inc. and the investors party thereto, dated as of November 8, 2018

5.1*	Opinion of Ropes & Gray LLP

10.1**	Lease, by and between UP 26 Landsdowne, LLC and Beam Therapeutics Inc., dated February 21, 2018

10.2**	Indenture of Lease, by and between Massachusetts Institute of Technology and Beam Therapeutics Inc., dated as of April 24, 2019

10.3**	License Agreement, by and between MIL 21E, LLC and Beam Therapeutics Inc., dated as of June 25, 2019

10.4**++	License Agreement, by and between the President and Fellows of Harvard College and Beam Therapeutics Inc., dated as of June 27, 2017

10.5**++	License Agreement, by and between The Broad Institute, Inc. and Blink Therapeutics Inc., dated as of May 9, 2018

10.6**++	License Agreement, by and between Editas Medicine, Inc. and Beam Therapeutics Inc., dated as of May 9, 2018

10.7**++	License Agreement, by and between Bio Palette Co., Ltd. and Beam Therapeutics Inc., dated as of March 27, 2019

10.8**	Beam Therapeutics Inc. 2017 Stock Option and Grant Plan

10.9**	Form of Restricted Stock Agreement under the Beam Therapeutics Inc. 2017 Stock Option and Grant Plan

10.10**	Form of Incentive Stock Option Grant Notice under the Beam Therapeutics Inc. 2017 Stock Option and Grant Plan

10.11**	Form of Non-Qualified Stock Option Grant Notice under the Beam Therapeutics Inc. 2017 Stock Option and Grant Plan

21.1**	List of Subsidiaries of Beam Therapeutics Inc.

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Ropes & Gray LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

* To	be filed by amendment
** Previously	filed

+	Indicates management contract or compensatory plan

++	Portions of this exhibit (indicated by asterisks) have been omitted because the Registrant has determined they are not material and would likely cause competitive harm to the Registrant if publicly disclosed

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, State of Massachusetts, on                 , 2019.

BEAM THERAPEUTICS INC.

By:
John Evans
President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John Evans, Terry-Ann Burrell and Christine Bellon, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

John Evans	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2019

Terry-Ann Burrell	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2019

Kristina Burow	Director	, 2019

Mark Fishman, M.D.	Director	, 2019

Stephen Knight, M.D.	Director	, 2019

Carole Ho, M.D.	Director	, 2019

Robert Nelsen	Director	, 2019